As confidentially submitted to the Securities and Exchange Commission on May 16, 2023.
This Amendment No. 2 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SHARKNINJA, INC.†
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	3630 (Primary Standard Industrial Classification Code Number)	98-1377734 (I.R.S. Employer Identification Number)

89 A Street, #100
Needham, MA 02494
(617) 243-0235
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Barrocas
Chief Executive Officer
SharkNinja, Inc.
89 A Street, #100
Needham, MA 02494
(617) 243-0235
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Pedro J. Lopez-Baldrich Chief Legal Officer SharkNinja, Inc. 89 A Street, #100 Needham, MA 02494 (617) 243-0235	Howard L. Ellin Ryan J. Dzierniejko Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000
Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
As part of the separation, we intend to effect a reorganization whereby SharkNinja Global SPV, Ltd. will become a wholly-owned subsidiary of SharkNinja, Inc.

The information in this preliminary prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated                 , 2023
SharkNinja, Inc.
Ordinary Shares
This prospectus is being furnished in connection with (i) the separation (the “separation”) of SharkNinja, Inc. (“SharkNinja,” the “Company,” “we,” “us” or “our”) from JS Global Lifestyle Company Limited (“JS Global”) and (ii) the distribution (the “distribution” and, together with the separation, the “separation and distribution”) to the holders of JS Global ordinary shares (the “JS Global Shareholders”) of all of JS Global’s equity interest in us in the form of a dividend of our ordinary shares. Prior to the separation and distribution, we will be a wholly owned subsidiary of JS Global and all of our outstanding ordinary shares will be owned by JS Global.
Currently, no public market exists for our ordinary shares. We intend to apply to list our ordinary shares on the New York Stock Exchange (“NYSE”) under the symbol “SN.”
Upon the completion of the separation and distribution, Xuning Wang, the Chairperson of our board of directors (the “Board”), will hold or have the ability to control approximately    % of the voting power of our outstanding share capital. As a result, upon the completion of the separation and distribution, we will be a “controlled company” as defined under the corporate governance rules of NYSE. We have currently elected not to avail ourselves of any “controlled company” exemptions. See “Prospectus Summary—Corporate Information” and “Management—Controlled Company Exemption.”
We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”
In reviewing this prospectus, you should carefully consider the matters described under “Risk Factors” beginning on page 22.
Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
This prospectus is not an offer to sell, or a solicitation of an offer to buy, any securities.

Prospectus dated                 , 2023.

i

ABOUT THIS PROSPECTUS
Unless the context requires otherwise, (i) references to “SharkNinja,” the “Company,” “we,” “us” and “our” refer to (a) SharkNinja Global SPV, Ltd. (“SharkNinja SPV”) and its consolidated subsidiaries prior to the separation and (b) SharkNinja, Inc. and its consolidated subsidiaries after giving effect to the separation, (ii) references to “JS Global” refer to JS Global Lifestyle Company Limited, SharkNinja’s parent, and its consolidated subsidiaries other than SharkNinja and SharkNinja’s subsidiaries and (iii) references to “Joyoung” refer to Joyoung Co., Ltd., a subsidiary of JS Global. Unless the context requires otherwise, statements relating to our history in this prospectus describe the history of JS Global’s SharkNinja operations.
Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.
MARKET AND INDUSTRY DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our retailers and consumers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research. For certain market share and brand ranking data, we rely upon the NPD Group’s Retail Tracking Service (“NPD”) data, which is based on brand-level dollar sales for the 52-week period ended January 1, 2023, unless expressed otherwise, and references to consecutive periods reflect the preceding 52-week time periods, in addition to Growth from Knowledge (“GfK”) data, which is based on volume and value sales in Great Britain and/or the United Kingdom between January and December 2022, unless expressed otherwise.
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.
TRADEMARKS, SERVICE MARKS, COPYRIGHTS AND TRADENAMES
We own or otherwise have rights to the trademarks, service marks and copyrights, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights and tradenames of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks.

ii

PROSPECTUS SUMMARY
The following is a summary of material information discussed in this prospectus. It is included for convenience only and should not be considered complete. You should read the entire prospectus carefully, including “Risk Factors” to better understand the separation and distribution and our business, financial condition and results of operations.
Company Overview
At SharkNinja, our mission is to positively impact people’s lives every day in every home in our Global Markets.
SharkNinja: World-Class Household Appliance Brands Built on Continuous, Disruptive Innovation
SharkNinja is a global product design and technology company that creates 5-star rated lifestyle solutions through innovative products for consumers around the world. We seek to leverage our global, agile and cross-functional engineering know-how, product development and manufacturing expertise along with our solutions-driven marketing to increase the efficiency, convenience and enjoyment of consumers’ daily tasks and improve everyday lives. We have built two billion-dollar brands, Shark and Ninja, and have a proven track record of establishing leadership positions by disrupting numerous household product categories, including Cleaning, Cooking, Food Preparation and Other, which includes Home Environment and Beauty. We have successfully gained market share across geographies, taking share from competitors priced both above and below our offerings. We believe our success is centered around our advanced engineering and innovation capabilities coupled with our deep understanding of consumer needs, enabling us to solve consumer problems that others either do not see or are unable to solve.
We are driven by our relentless pursuit of perfection to deliver innovative products at compelling value to delight consumers. We constantly analyze consumers’ interactions with small home appliances and leverage consumer reviews across multiple platforms, which we refer to as our “always-on” approach. Our global product design and engineering team applies these always-on consumer insights to create new technologies and intellectual property that differentiates our products. Further, we continuously enhance our products through rapid iteration and constant refinement with the goal of increasing the value of our legacy products while decreasing costs. We believe this constant pursuit of perfection through continuous innovation extends our product life cycles and differentiates us from competitors with longer innovation cycles. Our approach enables us to rapidly bring new products to market, grow share of shelf and market share and thus quickly establish leadership positions in both existing and new categories.
Our marketing strategies drive high brand engagement through our dynamic approach to solutions-driven storytelling in categories that we believe have not been historically known for high engagement. Our differentiated marketing complements our innovative solutions and fuels demand for our products. We advertise our differentiated products across various channels, driving sales at numerous retailers, online and offline, and on our direct-to-consumer (“DTC”) platform.
Today, we are a portfolio of trusted, global, billion-dollar brands driving strong growth and innovation across numerous categories. We are continuously launching new products, expanding into new categories, entering new markets and adding new channels of distribution. We believe this strategy has driven our growth in net sales from $1.5 billion in 2018 to $3.7 billion in 2022, representing a compound annual growth rate (“CAGR”) of 26%.

Net Sales ($Bn)
26% '18-'22 CAGR
1.5
1.7
2.8
3.7
3.7
2018
2019
2020
2021
2022

Trusted Global Brands with Large and Growing Market Share
Our trusted global brands have established a firm reputation for industry-leading innovation and 5-star consumer reviews. Our unwavering consumer focus manifests in our leading market positions. Shark was the #1-selling floorcare brand in the United States in 2022, and Ninja was the #1-selling small kitchen appliance brand in the United States for the last three years, according to NPD.
Our proven track record of bringing disruptive products to market and developing one consumer solution after another has allowed us to enter into multiple product categories, driving significant growth and market share gains. As we continue to innovate, typically our legacy products continue to be sold at more accessible price points, which diversifies our product offering across price points within a category and creates increasing market share positions. We believe our products have broad appeal across income brackets as we aim to deliver industry-leading innovation, design and product quality at compelling value. As a result, we aim to acquire market share from higher and lower priced competitors. We believe our products are aspirational, offering the performance of more expensive competitor products, and attainable, representing a compelling value.
Scaled Engineering Powerhouse Focused on Disruptive Innovation and Continuous Optimization
SharkNinja is built to continuously innovate products that exceed consumer expectations. Our global rapid innovation model is enabled by the following pillars:
Dynamic Global Engineering, Product Design and Rapid Research and Development
To win in the market, we leverage the diverse expertise of our cross-functional design and engineering teams to capitalize on our deep knowledge of consumer needs. We have a dynamic, in-house global product design team located across the United States, the United Kingdom and China that collaborates seamlessly around the clock to integrate unique local market insights into the design and functionality of our products. Our engineering prowess continuously drives our new product innovation, including design, construction, material performance requirements, manufacturing protocols, supplier selection, packaging specifications and quality assurance. Our scaled engineering organization possesses wide-ranging skillsets across mechanical design, mechatronics, electronics engineering, robotics, firmware, app and cloud, deep learning, algorithmic engineering and industrial design. Our team of over 700 cross-functional engineering and design associates is integrated across Shark and Ninja solutions, introducing disruptive technologies within our portfolio to new market segments, in addition to accessing the latest technologies from across the globe. The breadth of our engineering team’s competencies allows us to develop innovative products, while our continuous global collaboration produces a rapid and iterative development cycle.
As soon as we launch a first product within a category, our engineering teams are already working to enhance that product and develop ways of bringing even more innovation to that category. This intense focus on continuous innovation would not be possible without our in-house engineering organization, which differentiates us from other companies that rely heavily on third parties to provide engineering services. We regularly rotate our engineers and designers across product categories and locations to develop robust teams with diverse viewpoints and experience. The integration of a variety of skillsets across a broad range of market segments has created an idea-generation and consumer solution engine, which constantly produces award-winning products.
Continuous Consumer Engagement, Insights and Dynamic Testing
Our always-on consumer input fuels our world-class innovation. We deploy a wide variety of tools to understand what consumers need today and what will delight them tomorrow. In addition, through our development of local insights, we are able to design and develop products that are tailored for specific regions, and then leverage applicable insights across our global offering.
Our dynamic testing model tests our products to the extreme. We test across various environments, from our laboratories and simulated home facilities to restaurants, beauty salons and homes. This approach enables us to collect valuable input from category experts, professional users and everyday consumers. We use in-person consumer testing to gather direct observations and insights. We leverage internal software that scours product reviews to learn consumer likes and dislikes with existing solutions. Our constant qualitative and quantitative testing informs every stage of our design, engineering, manufacturing and marketing processes, during late-stage development and also through further refinements after product release.
Delivering Critical Consumer Value Points with Every Product
SharkNinja is differentiated by our ability to innovate while identifying and solving consumer pain points that others either do not see or are unable to solve. SharkNinja strives to deliver on all four of the following critical consumer value points in every innovative product we bring to market:
Speed: Deliver first-to-market disruptive innovations
Our global consumer insights and product development approach enables us to discover some of the most pressing consumer problems and develop innovative solutions to solve them. Our global product development team collaborates around the world and around the clock, producing an ongoing cycle of development, thereby increasing our speed of innovation and ultimately our speed to market. Whether it is a first-to-market innovation in an emerging category or our disruption of a mature category with new technologies, we redefine what is possible. Our differentiated pace of innovation enables us to be first-to-market in many product categories; we rapidly grow our market share and launch new products often faster than our competitors, creating competitive advantages that deliver strong and sustainable growth.
Performance: Deliver innovative high-performing products that exceed expectations and improve consumers’ quality of life
Our scaled global team of designers and engineers is passionate about delivering a high level of performance that increases consumers’ quality of life. Our products are designed to solve existing problems, often problems consumers do not even know they have. We rigorously test our products against our high-performance expectations under extreme use cases. Our product development process allows us to deliver innovative, high-performance technologies that are designed to meet or exceed consumers’ expectations. This is product performance in the pursuit of unwavering consumer trust.
Quality: Deliver a 5-star quality product experience, winning over consumers one review at a time
We know a discerning and educated consumer never gives you a second chance. Therefore, we focus on quality in designing our products and test repeatedly, recreating extreme cases of use and misuse to deliver high-quality products with long-lasting reliability in the real world. We have rigorous sourcing and manufacturing standards, and we maintain high-quality standards to which our manufacturing partners must adhere, including through frequent quality checks and manufacturing score cards. We are quick to react to negative feedback that we receive through our call centers, online reviews or on social media. We strive to deliver a seamless consumer experience with our products to ensure our consumers have a 5-star experience across the entirety of their journey with our products, starting from the very first use out of the box. Our pursuit of excellence in overall quality not only leads to more highly satisfied consumers, but also produces an army of global brand ambassadors.
Value: Deliver products at accessible prices for incredible value
We are obsessed with delivering world-class, innovative products to every consumer in every home in the markets we serve around the world (which will exclude Japan, the Asia Pacific Region and Greater China following the separation) (such markets, our “Global Markets”) at great value. With our consumers always in mind, we have built hyper-efficient, global product design and supply chain organizations designed to deliver the perfect product at a compelling price. We believe that, in purchasing our products, our consumers receive the greatest value and a high level of performance for every hard-earned dollar they spend. We accomplish this through our design and manufacturing engineering team and our on-the-ground sourcing organization in Asia, which facilitates a competitive bidding process across numerous manufacturers to secure favorable pricing terms. Furthermore, we are a crucial partner to many of our manufacturers given the scale of our brands. This allows us to enter new categories that are dominated by a few big players, disrupt them through innovation and compelling value and grow the overall market while gaining market share.
Open and Agile Manufacturing and Supply Chain
Our open and highly scalable manufacturing base and supply chain achieve competitive costs as well as high quality and performance. While competitors are limited by a traditional linear manufacturing model, our iterative method gives us continuous opportunities to optimize our products. We have developed and invested in this approach for years, in order to ensure maximum control and flexibility over production. This approach drives our goal of delivering 5-star products the first time off the line and at high global volumes.
Omni-channel Strategy Driven by Consumer-focused Storytelling
We have secured a leading position in most of our product categories in the United States, in part, by establishing differentiated channel strategies and a robust omni-channel sales, marketing and distribution network. We adopt distribution channel strategies tailored to specific regions and deliver innovative products specific to local needs. Our products are available, often with disproportionate share of shelf, across retailers in each channel and online. Continuous innovation across our product offerings further drives our share of shelf and our category growth. Shark and Ninja serve as the category captains, the market leaders, in a majority of our most important categories.
Our goal is to be the most relevant and prominent brand wherever consumers shop. Our always-on media strategy leverages the power of storytelling to educate consumers about our technologies and performance. We leverage many forms of media, including television, digital advertising, print and social media, to continuously create awareness and drive demand for our products. We believe our solutions-driven storytelling inspires consumers to seek out our products, online and in-store, driving traffic and conversion for our retailers.
Our Competitive Strengths
Category-leading trusted brands with a diverse product portfolio across the home
Our diverse product portfolio spans 30 household sub-categories, across Cleaning, Cooking, Food Preparation and Other, which includes Home Environment and Beauty. We are the leading brand across many of our product categories according to NPD, garnering over 40 industry awards and recognitions since 2021 alone.
Ninja has been an innovative and trusted kitchen brand for well over a decade. In 2009, we launched the Ninja Master Prep blender, which enabled consumers to produce restaurant-quality, at-home frozen drinks. We rapidly emerged as a leading player in the mature blender category, and we have maintained our leading position by continuously evolving our products: Ninja has been the #1-selling blender brand in the United States by market share for the last four years, according to NPD. We have expanded Ninja into a portfolio of food preparation and cooking appliances (electric and non-electric). Today, we believe we are becoming the brand of choice for consumers: Ninja has been ranked the #1-selling brand in small kitchen appliances in the United States for the last three years, according to NPD. Ninja empowers consumers to achieve more than they thought possible and has transformed how consumers cook and utilize their kitchens.
Our Shark brand, which we believe is synonymous with power and versatility, has transcended across small household appliance categories, leveraging the credibility of its award-winning brand. Shark has been the #1-selling vacuum brand by market share in the United States for the last four years. In 2022, we were the #1-selling multi-function robotic vacuum brand in the United States with 25% market share, according to NPD. In 2021, we extended the Shark brand beyond floorcare with a series of air purifiers, and we have achieved over 6% share of the United States air purifier market for the twelve months ended December 31, 2022, according to NPD. In late 2021, we launched the Shark HyperAIR hair dryer, marking our first entry into the beauty space, which quickly became the #1-selling hair dryer in the United States priced between $100 and $300 for the three months ended December 31, 2021 and remained the #1-selling hair dryer in the same category for the twelve months ended December 31, 2022, according to NPD.
Passion for uncompromising product performance and quality, at greatest value
We are deeply passionate about delivering performance that goes above and beyond in the pursuit of extreme consumer delight. Through our constant global engineering and innovation mechanism, which has been in the making for over a decade, we have created a broad portfolio of top-performing products.
Our Shark and Ninja products are differentiated through industry-leading performance on key attributes that our consumers value. For example, our Shark vacuum offering’s patented technology enables the strongest suction of any upright household vacuum at the hose, and Shark’s hair product offerings include patented technology that intelligently combines high-velocity heated air and adjustable concentrator technology for ultra-fast drying with no heat damage. Our Ninja NeverStick cookware delivers a 10-year won’t stick, chip or flake guarantee, and our Ninja Foodi 10-in-1 XL Pro Air Fry Oven provides up to 10x the convection power of traditional full-size convection ovens. With extended performance, enhanced efficiency and compelling designs, we believe our appliances are among the best performers in our consumer’s household.
We focus relentlessly on product testing, recreating extreme use and misuse cases, simulating everyday life to ensure we deliver the most durable and high quality products. In 2022, we interacted with over 122,000 consumers as part of our product development process to rigorously test and closely observe how consumers interact with our products before launch. As a result of our focus on testing and quality, we believe we have achieved low return rates, which we constantly strive to lower further.
Our consumers recognize our compelling value proposition and are advocates for our brands. We have received the #1 brand ranking for consumer satisfaction in the annual J.D. Power Highest User Satisfaction (upright vacuum category) on six occasions since 2014. Our average product rating is 4.5-stars across our brand websites in the United States and Europe, and over 74% of those reviews are 5-star rated. We continue to attract existing and new consumers to our brands, which enables us to maintain our leadership position in the marketplace.
Perpetual disruptive innovation rooted in consumer insights, redefining the possible
We have a dynamic, in-house global product design team across the United States, the United Kingdom and China that collaborates seamlessly around the clock to integrate unique local market insights into the design and functionality of our products. Our team of over 700 cross-functional engineering and design associates is integrated across Shark and Ninja solutions, introducing disruptive technologies from within our portfolio to new market segments, in addition to accessing the latest technologies from across the globe. The embedded nature of our engineering and design teams powers our idea-generation machine. Our research and development (“R&D”) engine has been optimized over decades into the scalable innovation enterprise it is today, enabling rapid turnaround of ideas from sketch to global production across an ever-expanding portfolio.
We continuously work to understand what consumers need today and may desire tomorrow. We meet consumers in their homes, and in our simulated home environments, where our experts observe how they interact with their appliances, gleaning new consumer needs, even before our consumers identify them. This process has led us to:
Disrupt appliance categories with new technologies:
Our products often disrupt established incumbents, help drive growth in emerging categories and even pioneer new sub-categories. In 2021, we launched Ninja CREAMi, disrupting the $53 million home ice cream maker category in the United States with an offering that transforms frozen solid bases into ice cream, milkshakes and more, at the touch of a button. By the end of December 2022, our Ninja CREAMi offering had generated sales of $78 million, approximately doubling the category size. The Ninja CREAMi was the #1-selling ice cream maker in the United States for 2022, according to NPD.
Continuously optimize our existing offering:
We are passionate about driving incremental enhancements to our products in our quest for product perfection. Almost all of our original products, across 30 product sub-categories, are still in production today through continuous enhancements that make our products as relevant and innovative today as they were when introduced. For example, our original Shark Navigator vacuum, launched in 2009, featuring our No-Loss-of-Suction technology, and our Shark Lift-Away model, launched in 2010, for effortless cleaning on and above floors, are both still sold today, continuing to win awards and remain at the forefront of their respective sub-category. We have continued to expand our suite of industry-leading technologies, which are integrated across our vacuum offering, such as our DuoClean Brushroll (launched in 2017), our Self-Cleaning Brushroll (launched in 2018) and our Odor Neutralizer Technology (launched in 2022).
Innovate across price bands and introduce new ones:
We aim to offer the best experience per hard-earned dollar that our consumers can spend. Our product offering provides optionality for consumers looking at entry-level price points to increase spend for enhanced functionality and performance. Those consumers who seek products with premium positioning often realize they can receive similar, or even better, performance at much better value with SharkNinja. As a result, across our portfolio of products, we have innovated new price bands drawing consumers to the Shark and Ninja brands. For example, following Shark’s launch into hair dryers in the United States in the final quarter of 2021, the over $100 price segment of hair styling tools saw category growth of $132 million for the twelve months ended December 31, 2022, taking 7% of share from the under $100 segment, according to NPD. In the same period, Shark added the most dollar growth to the hair styling tools category, delivering growth of $66 million (1.5 times the growth of the next top growing brand in the same category), according to NPD.
Our global marketing engine captivates consumers and creates demand
Our global marketing organization deploys marketing strategies that capture the hearts and minds of consumers worldwide. Our always-on omni-channel marketing strategy is underpinned by our in-house team of marketing and data insights experts and our production studio in Irvine, California. Our experts help educate consumers, build excitement and engage our communities. We do not wait for demand; we create it, driving traffic to online and brick-and-mortar retail.
We have mastered the art of storytelling over decades, tailoring our approach to appeal to the right audience through the right media format at the right time. Every year since 2009 we have run infomercials for our new and enhanced solutions-focused technologies for the Shark branded vacuum offering with clear storytelling centered around the consumer pain points we address. In our new category launches, we adapt our approach to target consumers across the most relevant media formats. For instance, our new short-form social media SharkBeauty campaign on TikTok rapidly raised awareness of our latest Beauty product, the Shark FlexStyle, achieving over 250 million views since launch on August 24, 2022. We deploy a cohesive marketing strategy across television, streaming services, social media, influencers, PR and online/in-store marketing to ensure we reach consumers wherever they are in their purchase journey, provide relevant information and drive conversion.
We have built incredibly engaged communities with the Ninja brand, as well. As of December 31, 2022, we have expanded our followership to over 1.9 million across Facebook, Instagram, TikTok, YouTube and Pinterest, representing over 120% growth relative to 2020 levels, and our “Likes” have increased by over 2,000% over the same time period. Many of our consumers share their Ninja product journey on social media, adding to our marketing content of recipes and “how-to” videos, with user-generated content. We are purposeful in our sub-branding to tap into key consumer trends. In 2018, we introduced our ‘Foodi’ sub-branded line to engage with our consumers who identify with “food culture” and draw excitement around our new product offerings, ultimately building new communities.
Omni-channel distribution strategy reaching consumers where they choose to shop—in-store and online
We focus on being everywhere our consumer shops. From mass retail to department stores to specialty retail, online through our own websites, leading e-commerce platforms and marketplaces, as well as through home shopping networks. We prioritize our SharkNinja Available Everywhere strategy, converting consumer demand across channels, domestically and internationally. Our Shark and Ninja branded websites help deepen consumer engagement and aid consumer education on product capabilities across our portfolio of offerings, while also providing us the ability to harness data insights.
We never practice channel or retailer exclusivity. Through retailer-specific strategies, we maintain and deepen relationships with our diverse base of leading U.S. retailers, including Walmart, Target, Costco, Best Buy, Kohls, Sam’s Club and Macy’s and key international retailers including Canadian Tire, Argos, Curry’s, MSH and Amazon, among others. We leverage our proven track record of launching category-leading products and our ability to execute through peak seasons to build retailer trust. As a result, we enjoy leading market share across numerous categories, and we have seen rapid year-over-year increases in physical points of distribution (defined as the number of products placed at a specific store location, multiplied by the number of retail locations). For the twelve months ended December 31, 2022, we added over 113,000 new total points of distribution across North America and Europe, reflecting growth of 22% relative to the same period in the prior year, as we continue to focus on expanding our share of shelf with our retail partners to enable our future growth. The strength of our relationships allows us to achieve wide distribution and retail penetration for our new product launches, often driving immediate sales volume and further enhancing our retailer relationships.

Agile, scalable and competitive supply chain to support future growth and leading value proposition
Our agile, scalable and competitive supply chain is designed to support our growth and enables continuous product innovation. We leverage a dedicated team of employees co-located in regions with our largest suppliers to manage relationships with our diverse supplier base. Approximately 50% of our volume is produced by suppliers with which we have worked for over a decade. We have cultivated a robust supplier base built on longstanding relationships that share in our vision to deliver high-quality products and fast-paced development. We have continuously expanded our supplier base while also expanding into new geographies including Vietnam, Thailand and Hong Kong with our existing suppliers to ensure we are multi-sourced across our high-volume SKUs and maintain consistency of our product supply. We strive to ensure our supply chain remains highly competitive with competitive bidding processes to secure the most favorable pricing, which allows us to offer the best value to our consumers for new and legacy products.
Our supply chain management system provides us with enhanced visibility and controls. We collect and review performance data from the manufacturing facilities of our suppliers, and we work proactively with our suppliers to optimize product costs and increase overall operational efficiency. Our agile and scalable manufacturing and supply chain exceeds industry benchmarks for cost, quality and performance, and enables us to move with tremendous speed and accuracy to optimize our products.
Highly experienced management team with a consumer-centric mindset
We have assembled a world-class executive team that harnesses decades of strategic and operating experience at SharkNinja and across leading global consumer brands, combining a deep understanding of our culture with industry-leading perspectives. Our management team has a proven track record of building brands, leading market innovation, expanding distribution, driving best-in-class operations and delivering consistently strong financial results.
Our team is led by our CEO and second-generation founder, Mark Barrocas, who has led SharkNinja since 2008 and oversaw our transformation from an early-stage pioneer in small household appliances with less than $250 million in net sales to a leading global product design company with over $3.7 billion in net sales for the fiscal year ended December 31, 2022. Through his executive leadership and strategic vision, Mr. Barrocas is the driving force behind SharkNinja’s innovative and award-winning culture, establishing and activating success drivers that empower our highly skilled workforce to consistently deliver exceptional results. In recognition of our efforts to build a valued workplace, we have received numerous accolades, including Built In’s “2022 Best Places to Work: Boston” and “2022 Best Places to Work: 100 Best Large Companies.”
We win because when others say “it’s good enough,” we keep going; our deep bench of passionate and talented employees want to do everything possible to make our product offerings the best that they can possibly be. Our years of learning, constantly evolving and optimizing how best to deliver something great, fosters an environment across our business that embraces change and adaptability. Fail fast, learn, pivot, move on; we constantly challenge the status quo and always assess whether we can do it better and faster.
Compelling financial profile with consistent organic growth, attractive margins and strong cash flow generation
We have delivered strong consistent historical organic growth, increasing our net sales at a CAGR of 29% over the last three years and at a CAGR of 20% from March 2008 through 2022. Our organic growth has been driven by our continuous innovation expanding our consumer reach and distribution domestically and internationally. Our business maintains an industry-leading margin profile driven by our scale, our best-in-class supply chain and our continuous operational enhancements.
Our robust organic growth, strong margin and efficient capital intensity all contribute to our consistently strong free cash flow. Our strong free cash flow profile allows for significant capital allocation flexibility, enabling long-term shareholder value creation through multiple operating and financial strategies.
Our Growth Strategies
Our highly diversified business is powered by trusted brands, which enables us to drive sustainable long-term global growth. We continuously broaden our geographic footprint and scale into new product categories and markets that reach more consumers in the constant pursuit of our mission to positively impact people’s lives every day in every home in our Global Markets. Our goal is to expand and strengthen relationships with our existing consumers and cultivate relationships with new consumers to drive our continued growth and profitability.
We believe we are well-positioned for continued growth driven by the following strategies:
1.   Grow Share in Existing Categories
Innovation by using consumer insights to identify and develop solutions enables us to maintain and continuously grow share in our existing product categories
We build products to delight discerning, educated global consumers who only trust brands that have proven their worth. We aim to offer our consumers the technologies of tomorrow, today. Our global consumer insights and product development approach enable us to deliver innovative solutions for pressing consumer problems that others either do not see or are unable to solve. Combining our speed of innovation and engineering expertise with our ability to translate consumer insights into tangible outputs helps us gain a disproportionate share of the market, which propels and sustains our growth and profitability.
Our model of innovation and optimization enables us to consistently launch new technologically-advanced products in order to satisfy our consumers’ evolving needs and preferences. Once we have entered a category, we consistently launch new products with additional high-quality features and functionality while we simultaneously identify ways to optimize the cost of the existing products that we are selling. This approach allows us to reach additional price points, create a diversified lineup of products and expand our presence on retailers’ shelves.
We have a longstanding history of growing market share at a rapid pace. In Cordless Stick vacuums, one of our major categories today, Shark has increased market share from 10% for the twelve months ended January 4, 2020 to 25% for the twelve months ended December 31, 2022, capturing 56% share of the category growth over that time period. Further, Ninja has captured 26% market share and 33% market share in Traditional Blending for the twelve months ended January 4, 2020 and the twelve months ended December 31, 2022, respectively, capturing 68% share of the category growth over that time period. We have consistently increased our market share in existing categories both in the United States and internationally.
Leveraging our always-on media marketing drives awareness and educates consumers on product technologies and innovative solutions across both new and existing categories
Our global marketing organization is designed to deploy 360-degree marketing strategies that capture the hearts and minds of consumers worldwide. By leveraging solution-based storytelling across omni-channel media, we educate and create awareness of our technology solutions and new products, ultimately driving high volumes of traffic and interest across all channels. When a consumer arrives at the shelf, in store or online, we want them to find SharkNinja products across a wide range of price points offering various solutions with clear benefit-oriented messaging. We believe in communicating for impact because consumer-relevant storytelling has the ability to make products go viral, enabling us to reach more consumers and drive our continued growth.
2.   Expand Our Brand in New Categories
We believe SharkNinja is uniquely equipped to disrupt massive and fragmented markets through our proprietary consumer insights and innovative product development approach. We have a proven track record of launching game-changing innovations and rapidly capturing market share across categories. We are not limited by our current categories, because our cross-functional design and engineering capabilities allow us to enter adjacent and altogether new categories. We intend to continue to enter new categories around the home by:
Leveraging our proprietary innovation process to identify new opportunities
Our proprietary innovation process enables us to proactively identify and develop consumer solutions. We incorporate constant and detailed consumer feedback in our dynamic product development process,

allowing us to iterate on and improve our products throughout development and identify new adjacent opportunities. We scour ratings and reviews using proprietary software to find and understand opportunities to improve the consumer experience. This always-on dialogue with the consumer leads to our continuous identification of unsolved consumer pain points in multiple new categories.
Adapting technologies and engineering new solutions to solve consumer problems in new areas
Our global, cross-functional product development and engineering teams are constantly improving our consumer solutions. Leveraging these teams’ expertise, we solve consumer problems that we have uncovered, adapt our technologies to new uses or solve new problems from scratch. For instance:
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We launched our Shark Cordless vacuums in 2014. Leveraging our No-Loss-of-Suction technology, we delivered a game-changing product that housed the cleaning performance of a corded vacuum in a lightweight cordless format. In addition to our No-Loss-of-Suction technology, our cordless vacuums boast impressive runtimes and Self-Cleaning Brushroll technology. In cordless sticks, we have captured 56% share of the category growth between the twelve months ended January 4, 2020 and the twelve months ended December 31, 2022, according to NPD.

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Ninja’s 2018 launch of Foodi not only showcased our ability to rapidly scale novel concepts, but also launched an entire category. Foodi was the first in the market to combine two popular cooking techniques, pressure cooking and air frying, into one multifunctional cooker, achieving food texture that is tender inside and crispy outside. Foodi has over 27% market share in multi-cookers in the United States as of December 31, 2022 and 60% market share in Electrical Cooking Pots in Great Britain as of December 31, 2022, according to NPD and GfK, respectively. The Foodi brand then expanded to Toaster Ovens, Electric Grills and Air Fryers capturing 23%, 43% and 27% market share in each category, respectively, as of December 31, 2022, according to NPD.

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We introduced the Ninja CREAMi, our revolutionary ice cream maker, in 2021 and were able to rapidly expand the ice cream maker market while capturing 60% market share, according to NPD, all within less than two years of entering the category.

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When we launched Ninja NeverStick Premium Cookware, we entered a new category with superior performance relative to the traditional non-stick design that had existed with limited innovation for decades. In the Food Preparation category, as of December 31, 2022, we had gained approximately 5% market share of the United States’ $2.5 billion cookware market according to NPD. We captured that market share within two years of entering the market and we believe we are just getting started.

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The success of our Foodi indoor heated cooking line has enabled us to enter outdoor cooking in 2022. Our innovative Ninja Woodfire outdoor grill relies on proprietary technology to cook low and slow or hot and fast, while adding massive woodfired flavor, with only a small amount of natural wood pellets, and also operates as an air-fryer.

Expanding the product assortment and retailer placements of our new categories
Within the new categories we enter, we continuously expand our product assortment, further disrupting these markets and growing retailer placements of our new products. For example:
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We entered the Beauty category with the 2021 launch of Shark HyperAIR. Leveraging our air-movement technologies and broader engineering and design capabilities, we created an innovative hair drying and styling system within the $100-$300 price point. We have since expanded our product offering in the category through the launch of Shark FlexStyle, an innovative hair styler that enables consumers to dry while they style with no heat damage. This product has garnered significant consumer and retailer demand, further fueling our momentum in the Beauty category and earning us disproportionate share of shelf across retailers.

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In the Home Environment category, we launched our first generation of Shark air purifiers in 2021 with anti-allergen, odor lock and smart sensing monitor technology. In 2022, we launched our second generation of air purifiers, which feature HEPA filtration and a smaller, more versatile design. We have continued to expand our product assortment in this category with our recent launch of our 3-in-1 air purifier, which offers heating and cooling functionality in addition to our previous air purification technologies.
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In the multi floorcare sub-category, we wanted to continue our path of innovation by combining two historically separate products into one. We created the Shark HydroVac, a 3-in-1 vacuum, mop and self-cleaning system. The newest addition to our multi-floorcare lineup vacuums, mops and cleans itself at the same time as it deep cleans hard floors and area rugs.

We consistently launch into new categories to bring original consumer-centric innovations to market. Year after year, SharkNinja has accelerated its pace of growth by entering and capturing share in over 30 sub-categories, swiftly disrupting and gaining leading market share in many of them. In the past three years alone, we have entered and disrupted the following product categories: Countertop Ovens, Indoor Grills, Cookware, Ice Cream Makers, Cutlery, Bakeware, Home Environment, Hair Dryers, Wet/Dry Floorcare and Outdoor Grilling. These new product categories not only increase our household penetration but also expand use occasions, the number of products per home and our brand presence across households.
3.   Globalize Our Brand
We currently operate in 29 markets, and our international expansion remains a key area of strategic focus. In 2014, we transformed our United Kingdom model from a distributor model to a direct SharkNinja operation and unleashed a new phase of category expansion and market share gains. Since shifting to a direct SharkNinja operation, we have scaled the United Kingdom business to sales of over $490 million in 2022. With the success of our direct model in the United Kingdom, SharkNinja has captured significant share across all major categories in which we operate, and in 2020, we began leveraging our success in the United Kingdom to drive further expansion across Europe, particularly in Germany and France. We have been able to consistently leverage this model to successfully enter and meaningfully grow in new markets.
Our international presence enables us to develop local consumer insights to create new consumer-driven innovations that we are able to offer globally. We are confident that globalizing our brand will drive synergistic growth.
4.   Drive Operating Margins and Efficiencies
At SharkNinja, we are rarely satisfied. That tenacious spirit extends beyond producing some of the world’s most innovative and technologically advanced household appliances, to our production processes and the way we operate. We have built an agile and quality-oriented supply chain with ample capacity to support future growth. We intend to grow our margins by enhancing our product mix through innovation and by pursuing additional cost-saving opportunities. We achieved a gross margin of over 45% for the year ended December 31, 2020 and we are highly focused on returning to approximately that margin level over the longer term; we view our gross margin as a competitive advantage providing us with significant flexibility over how much we invest in our R&D, selling and marketing and other growth-oriented investments.
Our Market Opportunity
We consider all households to be potential consumers, from students in their college dormitories to single adults and large families in starter or high-end homes. Our offering allows consumers to progress from lower price points to more premium offerings, and expand from one SharkNinja product to many. Further, we believe in the recession-resilient nature of our offerings, as we believe consumers may view expenditure on many of our products as potential cost-saving investments.
Our Addressable Market
We compete in a broad range of product categories, which we continue to expand. Our Shark and Ninja brands primarily compete in the massive and growing small household appliance market. We consider our market opportunity in terms of a Total Addressable Market (“TAM”), which we believe is the market we can reach over the long-term and is comprised of existing product categories in existing markets and potential new product categories and potential new markets. We consider our TAM to be represented by the small appliance market, as defined by Euromonitor, in the United States and international markets. This TAM is $112 billion and grew at 7.2% CAGR from 2017 through 2022 and is expected to grow at an 8.4% CAGR from 2022 through 2027. Our 2022 net sales of $3.7 billion represented 3.3% penetration of our TAM, calculated as our net sales divided by total TAM.
We define the categories and markets which we currently serve as our Serviceable Addressable Market (“SAM”), which is $39 billion. This figure represents the aggregate retail value RSP in U.S. Dollars for all categories and all geographies in which SharkNinja currently has retail value RSP data available based on Euromonitor. We expect to continue to grow our SAM over time as we expand beyond our current markets into new adjacent categories and increase our number of products per household.

United States
Total Addressable Market
6.2%
CAGR (2022 to 2027)
$38bn
Serviceable Addressable Market
$16bn
7.0%
Current TAM Penetration
United States and International
Total Addressable Market
8.4%
CAGR (2022 to 2027)
$112bn
Serviceable Addressable Market
$39bn
3.3%
Current TAM Penetration

Source: Euromonitor International Limited, Consumer Appliances 2023 edition. Market size and growth estimates based on Euromonitor retail value RSP in USD$ at current prices and fixed 2022 exchange rates.
Consumer Trends in Our Favor
Consumer aspirations for higher quality lifestyles; more time for leisure and less for chores
The rise in dual-income households has left consumers with less time for household tasks and increased disposable income to pay more for quality, time- and energy-saving devices. A 2022 study by Happy Money found that, across various income levels, those who made time-saving purchases, which reduce time spent on cooking, cleaning and household maintenance tasks, reported higher levels of happiness compared to those who did not. We believe SharkNinja products allow consumers to navigate daily tasks more efficiently without compromising on quality.
Emergence of millennials as the prominent consumer force
We believe our products have broad consumer appeal, especially among consumers seeking high quality products with advanced technological capabilities. The Millennial generation, in particular, has an affinity for advanced technological capabilities as the first generation of digital natives. Millennials currently comprise the largest living generation in the United States and are in their peak home-buying and consumption years. According to a 2022 National Association of Realtors study, Millennials currently comprise 43% of homebuyers, which we expect to be a tailwind for the small household appliance categories.
Increased importance of the home environment
A 2022 study by AT&T predicts the hybrid work model will grow to 81% of the American workforce in 2024. We believe that as consumers continue to spend more time at home and seek to elevate their home environment the demand for our products will increase.

Increased availability and influence of product ratings and reviews
Product reviews and ratings have become critical measures of performance for consumer goods companies. According to a 2021 PowerReviews survey, more than 99.9% of U.S. consumers read reviews when shopping online and 57% read reviews when shopping in brick-and-mortar stores to assess potential purchases. The survey found that ratings and reviews have become the most important factor influencing purchase decisions for the first time, ranking above price, free shipping, brand and recommendations from family and friends. We believe SharkNinja is well-positioned to take advantage of this trend, with 74% of our reviews across our own websites rated 5-star.
Summary Risk Factors
Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, financial condition and results of operations, which could cause the trading price of our ordinary shares to decline. Some of these risks include:
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Our business depends on maintaining and strengthening our brands to generate and maintain ongoing demand for our products, and a significant reduction in such demand, or misuse by licensees of our brands, could harm our business, financial condition and results of operations.

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If we are unable to commercialize a continuing stream of new products and line extensions that create demand, our ability to compete in the marketplace may be materially and adversely impacted.

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We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

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Our net sales and profits depend on the level of consumer spending on our products, which is sensitive to general economic conditions and other factors; during a downturn in the economy, consumer purchases of discretionary items may be adversely affected, which could materially harm our business, financial condition and results of operations.

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Our growth depends, in part, on our continued penetration and expansion into new markets, and we may not be successful in doing so.

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Our business could be adversely affected if we fail to maintain product safety, quality and performance at an acceptable cost.

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We participate in highly competitive markets, and we may not be able to compete successfully, causing us to lose market share and sales.

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We rely principally on suppliers, and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business, financial condition and results of operations.

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We have significant international operations and are exposed to risks associated with doing business globally.

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Our results of operations may be adversely affected by inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services.

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We depend on highly skilled personnel, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges.

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Claims by third parties that we are infringing their intellectual property and other litigation could adversely affect our business.

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We are subject to data security and privacy risks that could negatively affect our reputation, business, financial condition and results of operations.

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From time to time, we may be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention and materially harm our business, financial condition and results of operations.

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Our business involves the potential for product delays, product recalls, product liability and other claims against it, which could affect our business, financial condition and results of operations.

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We have no operating history as a stand-alone public company, and our historical financial data is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

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We may be unable to achieve some or all of the anticipated benefits of the separation, and the separation may adversely affect our business, financial condition and results of operations.

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We or JS Global may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

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We have identified a material weakness in our internal control over financial reporting. As a public company, we will be obligated to maintain internal control over financial reporting and to evaluate and determine its effectiveness. Identification of material weaknesses in the future or any failure of our internal systems, controls and procedures could have an adverse effect on our business, financial condition, results of operations and investor confidence.

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Immediately following the completion of the separation and distribution, Mr. Wang will be a substantial shareholder of us and will have influence over matters outside the ordinary course of our business requiring a shareholder vote, which may limit your ability to influence our actions.

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Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

The Separation and Distribution
Background
JS Global has determined to separate SharkNinja from JS Global.
As part of the separation, JS Global intends to effect a reorganization whereby: (i) JS Global forms a wholly owned subsidiary, SharkNinja, Inc., (ii) we and JS Global effect certain transfers and transactions such that, among other things, (a) JS Global directly owns all outstanding shares of SharkNinja SPV and (b) SharkNinja Co., Ltd. (“SNJP”) and our Asia Pacific Region and Greater China (“APAC”) distribution channels are transferred to JS Global and (iii) JS Global contributes all outstanding shares of SharkNinja SPV to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc. (following which, we will be governed by the memorandum and articles of association of SharkNinja, Inc. (the “New Memorandum and Articles of Association”)). Therefore, prior to the completion of the separation and distribution, we will be a wholly owned subsidiary of JS Global and all of our outstanding ordinary shares will be owned by JS Global.
As part of the separation and distribution, we intend to enter into a separation and distribution agreement with JS Global (the “Separation and Distribution Agreement”). We also intend to enter into various other agreements to provide a framework for our relationship with JS Global after the separation, including the Transition Services Agreement, the Employee Matters Agreement, the Brand License Agreement, the Sourcing Services Agreement (JS Global), the Sourcing Services Agreement (Joyoung) and the Product Development Agreement. These agreements will govern certain relationships between JS Global and us following the separation and will provide for the allocation between JS Global and us of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation that comprise the SharkNinja business (the “SharkNinja Business”) and the JS Global business, respectively. See “Risk Factors—Risks Related to the Separation and Distribution and Being a Public Company,” “The Separation and Distribution Transactions—The Separation” and “Certain Relationships and Related Party Transactions.”
JS Global also intends to make a distribution to the JS Global Shareholders of all of its equity interest in us in the form of a dividend of our ordinary shares.

Reasons for the Separation and Distribution
Following JS Global’s assessment of the overall market positions of product offerings under the Shark, Ninja and Joyoung brands, JS Global recognized that continued success in each market requires geographic-specific considerations, including consumer habits, localized lifestyle differences, cultural differences and consumer and market preferences. As a result, the JS Global board of directors (the “JS Global Board”) believes that the best strategy to drive global business growth and expand its presence in localized markets at this time is to separate into its two primary delineated markets: (i) the APAC region and (ii) North America, Europe and other select international markets. JS Global intends to remain listed on the Stock Exchange of Hong Kong (with Joyoung remaining listed on the Shenzhen Stock Exchange) and focus on the APAC region, while SharkNinja, as a separate entity, intends to list on NYSE and focus on North America, Europe and other select international markets.
The JS Global Board believes that the separation and distribution at this time is commercially beneficial to JS Global and SharkNinja and in the interest of the JS Global Shareholders as a whole as it expects the following benefits:

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the separation would strengthen the operational management ability of both JS Global and SharkNinja, and their respective abilities to recruit and retain personnel;

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the separation and distribution would create two independent businesses, JS Global and SharkNinja, with enhanced geographic focus, each of which the JS Global Board believes is well positioned for continued growth and market share capture, driven by innovation and new product offerings in their respective areas;

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the separation and distribution would be conducive to improving the operation, financial transparency and corporate governance level of JS Global and SharkNinja, respectively, through which investors could form a better understanding of, and make investment decisions in, businesses with different focuses, thus achieving reasonable valuations, enhancing the interests of all shareholders of JS Global and SharkNinja; and

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the separation and distribution would enable shareholders and investors to assess the investment propositions of each business of JS Global and SharkNinja individually and freely select whether to continue to participate in both businesses or adjust their investment exposure, so as to unlock and enhance the market value of both JS Global and SharkNinja.

Following the completion of the separation and distribution, JS Global will continue to engage in the design, production, marketing and distribution of various product offerings under the Shark and Ninja brands across the APAC region. While such product offerings will be under the Shark and Ninja brands, the products designed for the APAC markets will generally be distinct and designed to cater to local consumer preferences. Alongside this operation, JS Global will continue its existing Joyoung business that it has been operating for almost 30 years. Joyoung primarily engages in product research, design, marketing, export and distribution of products under the Joyoung brand, including soybean milk makers, juicers, rice cookers and air fryers. Joyoung products are primarily sold in Mainland China, and Joyoung has a leading position in Mainland China in various small household appliance products. JS Global and Joyoung have historically manufactured, and procured their suppliers to manufacture, certain Shark and Ninja branded products, including cooking appliances, food preparation appliances and floorcare products, which we then distribute in the North American and European markets. Following the completion of the separation and distribution, we will pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis as we establish independent sourcing capabilities, and Joyoung will manufacture, or procure its suppliers to manufacture, certain products on our behalf on which we will pay Joyoung an arm’s-length markup.
While, as of the date of this prospectus, JS Global intends to effect the separation and distribution, JS Global has no obligation to pursue or consummate the separation and distribution by any specified date or at all. If pursued, the separation and distribution are subject to various conditions, including receipt of any necessary regulatory or other approvals. If the conditions to the separation and distribution are not satisfied, JS Global may decide to waive one or more of these conditions and consummate the separation and distribution.

For additional information on the separation and distribution, see “The Separation and Distribution Transactions” and the JS Global Circular, a copy of which will be filed as Exhibit      to this registration statement.
Implications of Being a Foreign Private Issuer
We qualify as a “foreign private issuer” for purposes of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer, we may take advantage of certain provisions under the rules that allow us to follow Cayman Islands law (“Cayman Law”), including the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) for certain corporate governance matters. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are not a foreign private issuer.
For risks related to our status as a foreign private issuer, see “Risk Factors—Risks Related to the Separation and Distribution and Being a Public Company—As a foreign private issuer, we will be subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders” and “Risk Factors—Risks Related to the Separation and Distribution and Being a Public Company—We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and may cause us to incur significant legal, accounting and other expenses.”
Corporate Information
We were incorporated as an exempted company in the Cayman Islands on June 27, 2017. Our principal executive offices are located at 89 A Street, #100, Needham, MA 02494. Our telephone number is (617) 243-0235 and our website address is www.sharkninja.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
JS Global, an exempted company incorporated in the Cayman Islands, will be our only shareholder immediately prior to the completion of the separation and distribution. For more information on our relationship with JS Global, see “The Separation and Distribution Transactions,” “Certain Relationships and Related Party Transactions” and “Principal Shareholders.”
Upon the completion of the separation and distribution, Mr. Wang, the Chairperson of our Board, will hold or have the ability to control approximately    % of the voting power of our outstanding share capital. As of May 4, 2023, Mr. Wang holds or controls 56.7% of JS Global’s outstanding share capital through (i) JS Holding Limited Partnership (“JS Holding”), which owns 45.9% of JS Global’s outstanding share capital, (ii) Sol Omnibus SPC (“Sol Omnibus”), which owns 9.5% of JS Global’s outstanding share capital, and (iii) direct ownership of 1.3% of JS Global’s outstanding share capital. The general partner of JS Holding is ultimately controlled by Mr. Wang. Mr. Wang also ultimately controls Sol Omnibus.
As a result, upon the completion of the separation and distribution, we will be a “controlled company” as defined under the NYSE corporate governance rules. As long as Mr. Wang continues to hold or has the ability to control a majority of the voting power of our outstanding shares, he will generally be able to control significant corporate activities, including the appointment of our directors and approval of significant corporate transactions. Mr. Wang’s controlling interest may discourage or prevent a change in control of our company that other holders of our ordinary shares may favor. We have currently elected not to avail ourselves of any “controlled company” exemptions. See “Risk Factors—Risks Related to Ownership of Our Ordinary Shares—Immediately following the completion of the separation and distribution, Mr. Wang will be a substantial shareholder of us and will have influence over matters outside the ordinary course of our business requiring a shareholder vote, which may limit your ability to influence our actions” and “Risk Factors—Risks Related to Ownership of Our Ordinary Shares—We will be a “controlled company” within the meaning of the rules of NYSE and, as a result, will qualify for exemptions from certain corporate governance requirements. Although we do not intend to rely on these exemptions at this time, we may do so in the future and you may not have the same protections afforded to shareholders of companies that are subject to such requirements.”
Immediately Prior to the Distribution(1)

(1)
This simplified organizational chart does not reflect certain intermediate holding companies, subsidiaries or special purpose vehicles that are the direct shareholders of some of the depicted entities.

(2)
Immediately prior to the separation and distribution, Mr. Wang holds or controls    % of JS Global’s outstanding share capital through (i) JS Holding, which owns    % of JS Global’s outstanding share capital, (ii) Sol Omnibus, which owns    % of JS Global’s outstanding share capital, and (iii) direct ownership of    % of JS Global’s outstanding share capital.

(3)
SharkNinja Operations refers to SharkNinja SPV and its consolidated subsidiaries, which are the entities conducting our operations.

Immediately After the Distribution(1)

(1)
This simplified organizational chart does not reflect certain intermediate holding companies, subsidiaries or special purpose vehicles that are the direct shareholders of some of the depicted entities.

(2)
As the distribution will occur on a pro rata basis, immediately after the completion of the distribution, the percentage of our share capital that Mr. Wang owns or controls will be the same as the percentage of JS Global’s share capital that Mr. Wang owns or controls.

(3)
SharkNinja Operations refers to SharkNinja SPV and its consolidated subsidiaries, which are the entities conducting our operations.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
The following tables summarize our consolidated financial and operating information. We have derived our summary consolidated statements of income information and consolidated statements of cash flows information for the years ended December 31, 2020, 2021 and 2022 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of income information and consolidated statements of cash flows information for the three months ended March 31, 2022 and 2023 and the summary consolidated balance sheet information as of March 31, 2023 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, our unaudited condensed consolidated financial statements have been prepared on the same basis as our annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of our financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. Except as otherwise indicated, the following unaudited pro forma condensed consolidated financial and operating information presents SharkNinja’s summary consolidated statements of income information and balance sheet information after giving pro forma effect to the Transactions described in “Unaudited Pro Forma Condensed Consolidated Financial Information.” The unaudited pro forma condensed consolidated statement of income information for the year ended December 31, 2022 and for the three months ended March 31, 2023 gives pro forma effect to the Transactions described in “Unaudited Pro Forma Condensed Consolidated Financial Information” as if they had occurred on January 1, 2022. The unaudited pro forma condensed consolidated balance sheet information as of March 31, 2023 gives pro forma effect to the Transactions described in “Unaudited Pro Forma Condensed Consolidated Financial Information” as if they had occurred on March 31, 2023. The unaudited pro forma condensed consolidated financial and operating information set forth below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma information is illustrative and not intended to represent what our results of operations or financial position would have been had the transactions described in “Unaudited Pro Forma Condensed Consolidated Financial Information” occurred on the dates indicated or to project our results of operations or financial position for any future period. You should read the following financial information together with the information under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Consolidated Statements of Income Information
($ in thousands, except share and per share data)	Years Ended December 31,			Three Months Ended March 31,		Pro Forma Year Ended December 31,	Pro Forma Three Months Ended March 31,
	2020	2021	2022	2022	2023	2022	2023
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Sales	$2,753,166	$3,726,994	$3,717,366	$809,626	$855,282	$	$
Cost of Sales	1,499,724	2,288,810	2,307,172	457,700	454,739
Gross Profit	1,253,442	1,438,184	1,410,194	351,926	400,543
Operating Expenses
Research and Development(1)	159,635	200,641	215,660	51,971	58,725
Sales and Marketing(1)	445,084	619,162	621,953	125,541	152,120
General and Administrative(1)	183,286	180,124	251,207	52,025	67,068
Total Operating Expenses	788,005	999,927	1,088,820	229,537	277,913
Operating Income	465,437	438,257	321,374	122,389	122,630
Interest Expense, Net	(40,279)	(16,287)	(27,021)	(4,004)	(8,489)

($ in thousands, except share and per share data)	Years Ended December 31,			Three Months Ended March 31,		Pro Forma Year Ended December 31,	Pro Forma Three Months Ended March 31,
	2020	2021	2022	2022	2023	2022	2023
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Other Income (Expense), Net	(5,692)	(7,644)	7,631	(3,909)	(2,780)
Income Before Income Taxes	419,466	414,326	301,984	114,476	111,361
Provision for Income Taxes	92,268	83,213	69,630	25,565	24,265
Net Income	$327,198	$331,113	$232,354	$88,911	$87,096	$	$
Net Income Per Share, basic and diluted	$6,544	$6,622	$4,647	$1,778	$1,742	$	$
Weighted-Average Number of Shares Used in Computing Net Income Per Share, basic and diluted	50,000	50,000	50,000	50,000	50,000
Pro Forma Net Income Per Share, basic and diluted
Pro Forma Weighted-Average Number of Shares Used in Computing Net Income Per Share, basic and diluted
Consolidated Statements of Cash Flows Information
($ in thousands, except share and per share data)	Years Ended December 31,			Three Months Ended March 31,		Pro Forma Year Ended December 31,	Pro Forma Three Months Ended March 31,
	2020	2021	2022	2022	2023	2022	2023
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Cash Provided by (Used in) Operating Activities	$293,435	$229,147	$204,964	$(101,130)	$89,762	$	$
Net Cash Used in Investing Activities	(81,434)	(66,366)	(52,384)	(11,134)	(7,799)
Net Cash Provided by (Used in) Financing Activities	(120,668)	(54,500)	(160,170)	8,026	(98,631)
Consolidated Balance Sheet Information
	As of March 31, 2023
($ in thousands)	Actual	Pro Forma
	(Unaudited)	(Unaudited)
Cash and Cash Equivalents	$181,537	$
Total Assets	3,166,828
Total Liabilities	1,308,821
Total Shareholders’ Equity	1,858,007

(1)
Includes share-based compensation as follows:

	Year Ended December 31,			Three Months Ended March 31,
($ in thousands)	2020	2021	2022	2022	2023
				(Unaudited)	(Unaudited)
Research and Development	$1,713	$2,918	$1,741	$821	$230
Sales and Marketing	1,866	1,755	459	257	101
General and Administrative	6,455	9,251	3,309	1,492	517
Total Share-Based Compensation	$10,034	$13,924	$5,509	$2,570	$848
Non-GAAP Financial Measures
We review the following non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Increases or decreases in our non-GAAP financial measures may not correspond with increases or decreases in our net sales and our non-GAAP financial measures may be calculated in a manner different than similar non-GAAP financial measures, respectively, used by other companies.
	Year Ended December 31,			Three Months Ended March 31,
($ in thousands, except % and per share data)	2020	2021	2022	2022	2023
Adjusted Net Sales(1)	$2,689,708	$3,625,299	$3,619,932	$789,546	$835,633
Adjusted Gross Profit(2)	$1,204,356	$1,476,062	$1,447,561	$359,210	$406,792
Adjusted Gross Margin(3)	44.8%	40.7%	40.0%	45.5%	48.7%
Adjusted Net Income(4)	$349,490	$423,242	$330,365	$109,280	$118,999
Adjusted Net Income Per Diluted Share(5)	$6,990	$8,465	$6,607	$2,186	$2,380
EBITDA(6)	$537,825	$508,796	$415,713	$138,684	$142,604
Adjusted EBITDA(7)	$527,699	$603,129	$519,614	$159,235	$178,016
Adjusted EBITDA Margin(8)	19.6%	16.6%	14.4%	20.2%	21.3%

(1)
We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Japanese subsidiary, SharkNinja Co., Ltd. (“SNJP”), and our Asia Pacific Region and Greater China (“APAC”) distribution channels, both of which will be transferred to JS Global concurrently with the separation (the “Divestitures”).

(2)
We define Adjusted Gross Profit as gross profit as adjusted to exclude (i) non-recurring tariff refunds received and recognized in 2020 related to tariffs incurred in 2019 (the “Tariff Refunds”) and (ii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from inventory markups that will be eliminated as a result of transitioning certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation (the “Product Procurement Adjustment”).

(3)
We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales.

(4)
We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, (iv) amortization of certain deferred financing fees, (v) amortization of certain acquired intangible assets, (vi) the Tariff Refunds, (vii) certain separation and distribution costs, (viii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment, (ix) a one-time discretionary bonus and (x) the tax impact of the adjusted items.

(5)
We define Adjusted Net Income Per Diluted Share as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

(6)
We define EBITDA as net income excluding (i) interest expense, (ii) income tax expense and (iii) depreciation and amortization.

(7)
We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) the Tariff Refunds, (iii) certain litigation costs, (iv) foreign currency gains and losses, (v) certain separation and distribution costs, (vi) a one-time discretionary bonus and (vii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment.

(8)
We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales.

For additional information about our non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS
You should consider carefully the following risks, together with the financial and other information contained in this prospectus, which we believe are the principal risks that we face. If any of the following risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that case, the market price of our ordinary shares could decline. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that any of the events discussed below will not occur.
Risks Related to Our Business, Operations and Industry
Our business depends on maintaining and strengthening our brands to generate and maintain ongoing demand for our products, and a significant reduction in such demand, or misuse by licensees of our brands, could harm our business, financial condition and results of operations.
The “Shark” and “Ninja” names and related brand images are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business into new categories and markets. Our success depends on the value and reputation of our brands, which, in turn, depends on factors such as the quality, design, performance, functionality and durability of our products, the image of our DTC sales channels and retailer floor spaces, our communication activities, including advertising, social media and public relations, and our management of the consumer experience, including direct interfaces through support services. Maintaining, promoting and positioning our brands is important to expanding our consumer base and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality consumer experiences. We intend to continue making substantial investments in these areas in order to maintain and enhance our brands, and such investments may not be successful.
Ineffective marketing, negative publicity, product diversion to unauthorized distribution channels, product or manufacturing defects, product recalls, counterfeit products, unfair labor practices, failure to protect the intellectual property rights in our brands and detrimental acts by third parties are potential threats to the strength of our brands, and those and other factors could rapidly and severely diminish consumer confidence in us, which may materially and adversely affect our business, financial condition or results of operations. Additionally, the growing use of social media increases the speed with which information and opinions can be shared and the speed with which a company’s reputation can be affected. If we fail to correct or mitigate misinformation or negative information, including information spread through social media or traditional media channels, about us, the products we offer, our consumer experience or any aspect of our brands, our business, financial condition and results of operations could be adversely impacted. Maintaining and enhancing the image of our brands in our current key markets, including North America, Europe and other select international markets, and in new markets where we currently may have limited brand recognition, is important to expanding our consumer base. If we are unable to maintain or enhance our brands in current or new markets, or if we fail to continue to successfully market and sell our products to our existing consumers or expand our consumer base, growth strategy, business, financial condition and results of operations could be harmed.
We also intend to license certain of our brands and other product-related intellectual property to JS Global and certain affiliates of JS Global for use in certain markets, as well as the right for JS Global and certain affiliates of JS Global to independently manufacture and distribute products under those brands in such markets, and such licenses and other grants of rights may create additional exposure for those brands to issues related to product safety, quality and sustainability, among other concerns, including risks to our intellectual property and our reputation. If JS Global or its affiliates fails to comply with our quality standards and other controls, or otherwise breach the terms of an agreement with us, such failure or breach could materially and adversely affect our brands, business, financial condition and results of operations. Any dispute with JS Global or its affiliates could be complex, expensive and time-consuming.
Additionally, independent third parties and consumers often review our products as well as those of our competitors. Perceptions of our product offerings in the marketplace may be significantly influenced by these reviews, which are disseminated via various media, including the internet. If reviews of our products or our brands are negative or less positive as compared to those of our competitors, our brands may be adversely affected and our business, financial condition and results of operations may be materially harmed.
If we are unable to commercialize a continuing stream of new products and line extensions that create demand, our ability to compete in the marketplace may be materially and adversely impacted.
Our strategy includes investment in new product development and a focus on continuous innovation to enhance our product offerings. Our long-term success in the competitive retail environment depends on our ability to develop and commercialize a continuing stream of innovative new products and line extensions that create consumer demand. Our ability to quickly innovate in order to adapt our products to meet changing consumer demands is essential, especially in light of e-commerce significantly reducing the barriers for even small competitors to quickly introduce new brands and products directly to consumers, which may increase competition in our industry and has the potential to divert demand for our products to competitors. New product development and commercialization efforts, including efforts to enter markets or product categories in which we have limited or no prior experience, have inherent risks. These risks include the costs involved, such as development and commercialization, product development or launch delays and the failure of new products and line extensions to achieve anticipated levels of market acceptance or growth in sales or operating income. We also face the risk that our competitors will introduce innovative new products that compete with our products and thereby divert demand for our products to such competitors’ products. In addition, sales generated by new products or line extensions could cause a decline in sales of our existing products. If new product development and commercialization efforts are not successful, our business, financial condition and results of operations could be adversely affected.
Past growth may not be indicative of future growth.
Historically, we have experienced sales growth mainly through organic market share gains, geographic expansion, technological innovation, new product offerings and increased consumer demand for our product lines, including as a result of the COVID-19 pandemic. Our various business strategies and initiatives, including our growth initiatives, are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In the future, we may not be able to:
•
acquire new consumers, retain existing consumers or grow or maintain our share of our current key markets, including North America, Europe and other select international markets;

•
penetrate new markets;

•
identify and develop new products that meet the demand of rapidly evolving consumer expectations;

•
generate sufficient cash flows to support expansion plans and general operating activities;

•
obtain financing for our growth initiatives, including acquisitions;

•
identify suitable acquisition candidates and successfully integrate acquired businesses;

•
maintain favorable supplier, retailer and distributor arrangements and relationships;

•
manage an effective pricing strategy to meet changing consumer demands or preferences;

•
maintain our intellectual property to promote and sustain our growth in existing and new categories;

•
maintain our omni-channel presence through our relationships with various online and retailers and distributors;

•
maintain consumer satisfaction and retention; and

•
identify and divest assets that do not continue to create value consistent with our strategic or financial objectives.

If we are not able to manage these potential difficulties successfully in order to continue to compete in our markets and grow our business, financial condition and results of operations could be adversely affected.
We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.
We have experienced rapid and consistent growth in our business operations and the scope and complexity of our business has increased substantially over the past several years. As a result, the number of our full-time employees increased from approximately 1,900 as of December 31, 2020, to approximately 2,800 as of December 31, 2022, and we have expanded our operations to include new supplier engagements. We have made, and expect to continue to make, significant investments in our research and development efforts and in our sales and marketing organizations, including with respect to future product offerings and accessories and to expand our operations and infrastructure both domestically and internationally. This growth has placed, and may continue to place, significant demands on our management, our personnel and our operational and financial infrastructure. For example, our consumers may increasingly rely on our support services to resolve any issues related to the use of our products and smart features. Providing a high-quality consumer experience is vital to our success in generating word-of-mouth and social media referrals to drive sales, maintain and expand our brand recognition and retain existing consumers. The importance of high-quality support services will increase as we continue to expand our business and introduce new and/or enhanced product offerings, especially if we face limited brand recognition in certain markets that leads to non-acceptance or delayed acceptance of our products by consumers. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain consumer satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our products could suffer, which could negatively affect our reputation, business, financial condition and results of operations, and our corporate culture may be harmed.
Our net sales and profits depend on the level of consumer spending on our products, which is sensitive to general economic conditions and other factors; during a downturn in the economy, consumer purchases of discretionary items may be adversely affected, which could materially harm our business, financial condition and results of operations.
Our products are discretionary items for consumers. Therefore, the success of our business depends significantly on economic factors and trends in consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, inflation levels, disposable consumer income, consumer credit availability, unemployment and tax rates in the markets where we sell our products. Consumers also have discretion as to where to spend their disposable income and may choose to purchase other products if we do not continue to provide authentic, compelling and high-quality products at appropriate price points. As global economic conditions continue to be volatile and economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and consumer spending levels may be subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for our products, decreased prices and harm to our business, financial condition and results of operations. Moreover, consumer purchases of discretionary items, such as our products, tend to decline during recessionary periods when disposable income is lower or during other periods of economic instability or uncertainty, which may adversely affect our net sales and profits and slow our growth. A downturn in the economies in markets in which we sell our products, particularly in the United States, may materially harm our sales, profitability and financial condition.
Our growth depends, in part, on our continued penetration and expansion into new markets, and we may not be successful in doing so.
We believe that our future growth depends not only on continuing to reach our current core demographic, but also continuing to penetrate and broaden our retailer, consumer and distribution bases, including through retail brick-and-mortar and online sales channels and our websites, in the United States and international markets. In these markets, we have faced, and may continue to face, challenges that are different from those we currently encounter, including competitive, merchandising, pricing, distribution, hiring, legal and regulatory and other difficulties, such as understanding and accurately predicting the demographics, preferences and purchasing habits of consumers in these new markets. We have encountered, and may continue to encounter, problems in our logistical operations, including our fulfillment and shipping functions, related to an increased consumer demand for our products from online sales channels. We have also encountered, and may continue to encounter, difficulties in attracting consumers due to a lack of familiarity with, or acceptance of, our brands or a resistance to paying for our products, particularly in international markets. We continue to evaluate our marketing efforts and other strategies to expand our retailer, consumer and distribution bases in the United States and international markets. In addition, although we are continuing to invest in sales and marketing activities to further penetrate newer geographies and product categories, we may not be successful. If we are not successful with such investments, our business, financial condition and results of operations may be harmed.
Our business could be adversely affected if we fail to maintain product safety, quality and performance at an acceptable cost.
In order to maintain and increase net sales, we must produce safe, high quality products at acceptable costs. If we are unable to maintain the safety, quality and performance of our products at acceptable costs, our brands, the market acceptance of our products and our results of operations may suffer. As we periodically update our products and incorporate new materials and technologies, we may encounter unanticipated issues with product safety, quality and performance or production and supply delays. While we engage in product testing in an effort to identify and address any product safety, quality or performance issues before we introduce products to market, unanticipated product safety, quality or performance issues may be identified after a product has been introduced and sold. As we continue to introduce new products and enhancements, we expect the costs associated with such products and enhancements will continue to increase.
We participate in highly competitive markets, and we may not be able to compete successfully, causing us to lose market share and sales.
We compete for consumer acceptance and limited shelf space based upon brand recognition, perceived product quality, price, performance, product features and enhancements, product packaging and design innovation, as well as creative marketing, promotion and distribution strategies and new product introductions. Our ability to compete in these highly competitive markets may be adversely affected by a number of factors, including, but not limited to, the following:
•
we compete against many well-established companies that may have substantially greater financial and other resources, including personnel and research and development, and greater overall market share than us, as well as established supplier, retailer and distributor relationships;

•
in some key product categories, our competitors may have lower production costs and higher profit margins than us, which may enable them to compete more aggressively in offering retail discounts, rebates and other promotional incentives;

•
our competitors have obtained, and may in the future be able to obtain, exclusivity or sole source at particular retailers and distributors or favorable in-store placement;

•
technological advancements, product improvements or effective advertising campaigns by competitors may weaken consumer demand for our products;

•
consumer preferences may change to lower or higher margin products or products other than those we market; and

•
we may not be successful in the introduction, marketing and manufacturing of any new products, product innovations or line extensions or be able to develop and introduce, in a timely manner, innovations to our existing products that satisfy consumer needs or achieve market acceptance.

Some competitors may be willing to reduce prices and accept lower profit margins to compete with us. As a result of this competition, we could lose market share and sales or be forced to reduce our prices to meet competition. If our product offerings are unable to compete successfully, our business, financial condition and results of operations could be materially and adversely affected. In addition, we may be unable to implement changes to our products or otherwise adapt to changing consumer trends. If we are unable to respond to changing consumer trends, our business, financial condition and results of operations could be adversely affected.
The pace of technological change continues to accelerate and our ability to react effectively to such change may present significant competitive risks.
The pace of technological change is increasing at an exponential rate. To remain competitive, we must invest in developing tools and processes to improve the speed at which we are able to develop competitive products, including significant investment in the development and advancement of new technologies, such as artificial intelligence, data analytics, robotics, sensor technology, data storage, among others, as well as other technologies in the future that are not foreseen today. Failure to adapt or react effectively to such changes could adversely affect our business, financial condition and results of operations.
We rely principally on suppliers, and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business, financial condition and results of operations.
Our operation is highly dependent on our relationships with suppliers. Although we generally employ a dual-source strategy to mitigate potential manufacturing disruptions, we face the risk that these suppliers may not produce or deliver our products on a timely basis. We have experienced, and expect that we will continue to experience, operational difficulties and risk within our supply chain. These difficulties include reductions in the availability of production capacity, delays due to compliance with product specifications and regulatory and consumer requirements, failures to meet production deadlines, failure to meet our product quality standards, increases in costs of materials and manufacturing, operational impacts due to regional shutdowns, shipping and port disruptions, environmental impacts or other business interruptions. The ability of our suppliers to effectively satisfy our production requirements could also be impacted by financial difficulty or damage to their operations caused by fires, floods and other natural disasters, terrorist attacks, riots, geopolitical events, public health issues such as the COVID-19 pandemic (or other future pandemics or epidemics) or other events. The failure of any supplier to perform to our expectations could result in supply shortages or delays for certain products and harm our business, financial condition and results of operations. If we experience significantly increased demand, or if we need to replace an existing supplier due to lack of performance, we may be unable to supplement or replace our manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins and harm our ability to deliver our products on time or at a cost that is acceptable to retailers and consumers. For certain of our products, it may take a significant amount of time to identify and qualify a supplier that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards.
The capacity of our suppliers to produce our products is also dependent upon the availability of raw materials. Our suppliers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our suppliers or increased costs. Any shortage of raw materials or inability of a supplier to produce or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our retailers. As a result, we could experience cancellations of orders, refusals to accept deliveries or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.
Further, our new products may utilize customized components available from limited sources. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. Continued availability of these components or products at acceptable prices, or at all, may be affected for various reasons, including if those suppliers decide to concentrate on the production of common components and products instead of components and products customized to meet our requirements.
We have also entered into, and intend to continue to enter into, various supply agreements with JS Global and certain affiliates of JS Global. There can be no assurance that we could not have achieved more favorable terms if such transactions had not been entered into with related parties, or that we will be able to maintain existing terms in the future. In addition, while these supply services are being provided to us by related parties, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them may be limited. If JS Global or its affiliates fails to provide the supply and sourcing services contemplated by such agreements, or otherwise breach the terms of such agreements, such failure or breach could materially and adversely affect our brands, business, financial condition and results of operations. Any dispute with JS Global or its affiliates could be complex, expensive and time-consuming. See “Certain Relationships and Related Party Transactions—Related Party Transactions with JS Global.”

We rely on a series of purchase orders with our suppliers. Some of these relationships are not exclusive, which means that these suppliers could produce similar products for our competitors.
Although we typically have contractual agreements with our suppliers, we primarily rely on a series of purchase orders. Our suppliers have, and may in the future, raise prices, which would increase our costs and harm our margins. Our suppliers may breach these agreements, and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain finished products in adequate quantities, of required quality and at acceptable prices from our suppliers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our retailers, consumers and distributors and increase our product costs thereby reducing our margins.
In addition, not all of our arrangements with our suppliers are exclusive. As a result, our suppliers could produce similar products for our competitors, some of which could potentially purchase products in significantly greater volume. Further, while certain of our long-term contracts stipulate contractual exclusivity, those suppliers could choose to breach our agreements and work with our competitors. Our competitors could also enter into restrictive or exclusive arrangements with our suppliers that could impair or eliminate our access to manufacturing capacity or supplies, which could adversely affect our business, financial condition and results of operations.
If we fail to timely and effectively obtain shipments of products from our suppliers and deliver products to our retailers, consumers and distributors, our business, financial condition and results of operations could be harmed.
Our business depends on our ability to source and distribute products in a timely manner. We import most of our products and have been, and are, vulnerable to risks associated with products manufactured abroad, including, among other things, transportation and other delays in shipments, including as a result of labor disputes or shortages, heightened security screening, port congestion, container shortages and inspection processes or other port-of-entry limitations or restrictions in the countries in which we operate.
In addition, we rely upon independent land-based, ocean freight and air freight carriers for product shipments to our retailers and distributors, as well as consumers who purchase through our DTC sales channels. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive products from suppliers or deliver products to retailers, consumers or distributors in a timely and cost-effective manner. Failure to procure our products from our suppliers and deliver our products to our retailers, consumers and distributors in a timely and cost-effective manner could damage our brands and harm our business, financial condition and results of operations.
If we fail to maintain existing consumers and attract new consumers, or fail to do so in a cost-effective manner, we may not be able to increase sales.
Our success depends, in part, on our ability to cost-effectively attract consumers to our products, retain our existing consumers and encourage these consumers to continue to utilize our products. We have made, and we expect that we will continue to make, significant investments in attracting new consumers, including through the use of corporate partnerships, product ambassadors, traditional, digital and social media, original infomercials and engagement in sponsorship initiatives. Marketing campaigns can be expensive and may not result in the cost-effective acquisition of consumers. We cannot guarantee that any increase in our consumer acquisition costs will result in any new consumer acquisitions or net sales growth. Inflation and rising product costs may also affect our ability to provide products in a cost-effective manner and hinder us from attracting new consumers.
We spend significant amounts on advertising and other marketing campaigns, as well as increased promotional activities, to acquire new consumers, and we expect our marketing expenses to increase in the future as we continue to spend significant amounts to increase awareness of our brands and our products. For the years ended December 31, 2020, 2021 and 2022, our advertising expenses were $254.0 million, $296.0 million and $270.8 million, respectively, representing approximately 9.2%, 7.9% and 7.3% of our net sales, respectively. Our paid marketing initiatives include television and other advertising, search engine marketing, email, displays and dedicated in-store arrangements and social media marketing. For example, we actively market our products through television and buy search advertising through search engines, such as Google and Bing, major mobile application stores and social media platforms, such as Facebook, TikTok and Instagram, and use internal analytics and external vendors for bid optimization and channel strategy. Our non-paid advertising efforts include search engine optimization, non-paid social media and email marketing. Search engines frequently modify their search algorithms and these changes can cause our websites to receive less favorable placements, which could reduce the number of consumers who visit our websites or are directed to information about our products. The costs associated with advertising through search engines can also vary significantly from period to period and have generally increased over time. We may be unable to modify our strategies in response to any future search algorithm changes made by the search engines, which could require a change in the strategy we use to generate consumer traffic and drive consumer interactions. In addition, our websites must comply with search engine guidelines and policies, which are complex and may change at any time. If we fail to follow such guidelines and policies properly, search engines may rank our content lower in search results, penalize us or could remove our content altogether from their indices. Further, changes to third-party policies that limit our ability to deliver, target or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google, could reduce the effectiveness of our marketing, which may reduce consumer demand for our products and adversely affect our business, financial condition and results of operations.
While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage people to purchase our products, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing or to fully understand or estimate the conditions and behaviors that drive consumer behavior. If any of our advertising campaigns prove less successful than anticipated in attracting consumers, we may not be able to recover our advertising spend and our net sales may fail to meet market expectations, either of which could have an adverse effect on our business, financial condition and results of operations. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products. If we are unable to attract new consumers, or fail to do so in a cost-effective manner, our growth could be slower than we expect, and our business, financial condition and results of operations may be harmed.
If we are not successful in expanding our DTC sales channel by driving consumer traffic and consumer purchases through our infomercials and websites, our business, financial condition and results of operations could be harmed.
We are currently investing in our DTC sales channels, primarily through our infomercials and websites, and our future growth relies, in part, on our ability to attract consumers through these channels, which requires significant expenditures in marketing and infrastructure. If we are unable to drive traffic to, and increase sales through, our infomercials and websites, our business, financial condition and results of operations could be harmed. The success of our DTC sales is subject to risks associated with the e-commerce marketplace, many of which are outside of our control. Our inability to adequately respond to these risks and uncertainties or to successfully maintain and expand our DTC business via our infomercials and websites may have an adverse impact on our business, financial condition and results of operations.
We have significant international operations and are exposed to risks associated with doing business globally.
We sell and distribute our products in many key international markets in North America, Europe and elsewhere around the world. These activities have resulted, and will continue to result, in investments in inventory, accounts receivable, employees, corporate infrastructure and facilities. In addition, we rely on suppliers located outside of the United States. The operation of foreign distribution in our international markets, as well as the management of relationships with suppliers, will continue to require the dedication of management, our workforce and other resources.
As a result of this international business, we are exposed to increased risks inherent in conducting business outside of the United States. These risks include the following:
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adverse changes in foreign currency exchange rates can have a significant and adverse effect upon our business, financial condition and results of operations;

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increased difficulty in protecting our intellectual property rights and trade secrets, including litigation costs and the outcome of such litigation in jurisdictions outside the United States;

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increased exposure to events that could impair our ability to operate internationally with third parties such as problems with such third parties’ operations, finances, insolvency, labor relations, manufacturing capabilities, costs, insurance, natural disasters, public health emergencies or other catastrophic events;

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unexpected legal or government action or changes in legal or regulatory requirements;

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difficulties in managing, growing and staffing international operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

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social, economic or political instability;

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potential negative consequences from changes to taxation or tariff policies;

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the effects of any xenophobic or racist sentiments on our brands or sales of our products;

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increased difficulty in ensuring compliance by employees, agents and contractors with our policies as well as with the laws of multiple jurisdictions, including, but not limited to, the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), international environmental, health and safety laws and increasingly complex regulations relating to the conduct of international commerce, including import/export laws and regulations, economic sanctions laws and regulations and trade controls;

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increased exposure to cybersecurity risks in foreign jurisdictions that may materially and adversely affect our business, financial condition and results of operations;

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increased difficulty in controlling and monitoring foreign operations from the United States, including increased difficulty in identifying and recruiting qualified personnel for our foreign operations and maintaining appropriate protocols and guidelines for managing our foreign operations; and

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increased exposure to interruptions in land, air carrier or vessel shipping services.

We may not be able to penetrate or successfully operate in any foreign markets we have entered or may choose to enter. In addition, we may incur significant expenses as a result of our continued international expansion, and we may not be successful in converting those expenditures into increased consumer demand and sales. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products by consumers in new markets. We may also face challenges to acceptance of our products in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition and results of operations.
Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products and manage product inventory in an effective and efficient manner.
To ensure adequate inventory supply for our various products, we must forecast inventory needs and place orders with our suppliers before firm orders are placed by our retailers, consumers and distributors. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of product to deliver to our retailers, consumers and distributors. Factors that could affect our ability to accurately forecast demand for our products include:
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an increase or decrease in consumer demand for our products;

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a failure to accurately forecast consumer acceptance for our new products;

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product introductions by competitors;

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unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers;

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weakening of economic conditions or reduced consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products;

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the uncertainties and logistical challenges that accompany operations on a global scale; and

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terrorist attacks or acts of war, or the threat thereof, riots, political or labor instability, civil unrest, geopolitical events, public health issues such as the COVID-19 pandemic (or other future pandemics or epidemics), including the severity and transmission rates of new variants, which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs, and the sale of excess inventory at discounted prices or in less preferred distribution channels could impair the image of our brands and harm our gross margin. In addition, if we underestimate the demand for our products, our suppliers may not be able to produce products to meet our retailer requirements, and this could result in delays in the shipment of our products, thereby impacting our ability to recognize net sales, generate lost sales and cause damage to our reputation and relationships with our retailers, consumers and distributors.
Challenges in forecasting demand due to changes in the market can also make it difficult to estimate future results of operations and financial conditions from period to period. A failure to accurately predict the level of demand for our products or manage product inventory in an effective and efficient manner could adversely impact our business, financial condition and results of operations.
Our results of operations may be adversely affected by inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services.
We are currently experiencing inflationary pressures on our operating costs. Among other things, competition for labor is becoming more acute, and we have experienced, and may continue to experience, increased labor costs as a result. In addition, we have experienced, and may continue to experience, increased costs from suppliers and for the transportation of our products, including shipping supplies. We also have experienced, and may continue to experience, increased costs for, and limited availability of, warehouse space. There is no assurance that we will be able to fully offset any cost increases through cost reduction programs or price increases of our products, especially given the competitive environment. If we are not able to sufficiently increase our pricing to offset these increased costs or if increased costs and prolonged inflation continue, it could materially and adversely affect our business, financial condition and results of operations. Sustained price increases may lead to declines in demand volume as competitors may not adjust their prices or consumers may decide not to pay the higher prices, which could lead to sales declines and loss of market share. While we seek to project tradeoffs between price increases and volume, our projections may not accurately predict the volume impact of price increases. In addition, volatility in certain commodity markets could significantly affect our manufacturing costs, which may result in reduced profitability.
In addition, our success is dependent, in part, on our continued ability to reduce our exposure to, or mitigate the impact of, increases in the cost of raw materials, finished goods, energy, transportation and other necessary supplies and services through a variety of programs, including future delivery purchases, long-term contracts and sales price adjustments, while maintaining and improving margins and market share. Also, we rely on suppliers to manufacture our products. These suppliers are also subject to price volatility, labor costs and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. During periods of rising prices of raw materials, there can be no assurance that we will be able to pass any portion of such increases onto consumers. Conversely, when raw material prices decline, consumer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could have a material adverse effect on our business, financial condition and results of operations.
Some of the products we manufacture require particular types of glass, metal, paper, plastic, resin, wood, electronics or other materials. Lead times for these items vary significantly and are increasing in light of global shortages of critical components, including semi-conductors. Supply shortages for a particular type of material can delay production or cause increases in the cost of manufacturing our products. Pricing and availability of finished goods, raw materials, energy, transportation and other necessary supplies and services can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, supply chain issues, natural disasters, labor costs, production levels, competition, consumer demand, import duties and tariffs, currency exchange rates, international treaties and changes in laws, regulations and related interpretations.
We rely substantially on our retailers and distributors.
We have established comprehensive and integrated global retail and distribution networks. In many cases, we sell our products to our retailers or distributors who then in turn sell our products, directly or indirectly, to our consumers. As of December 31, 2022, we had relationships with over 150 retailers and distributors globally. Although we have long-established relationships with many of our retailers and distributors, purchases are normally made through the use of individual purchase orders. Any significant reduction in purchases, failure to obtain anticipated orders or delays or cancellations of orders by any of these major retailers or distributors, or significant pressure to reduce prices from any of these major retailers or distributors, could have a material adverse effect on our business, financial condition and results of operations. Factors that could affect our ability to maintain or expand our sales to these third parties include:
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failure to accurately identify the needs of our consumers;

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a lack of consumer acceptance of new products or enhancements to existing products;

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unwillingness of our key retailers and consumers to attribute value to our new or existing products relative to competing products;

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failure to obtain shelf space from our retailers;

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new, well-received product introductions by competitors;

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damage to our relationships with key retailers and distributors due to brand or reputational harm;

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delays or defaults on our retailers’ or distributors’ payment obligations to us; and

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store closures, decreased foot traffic, recessionary pressures, adverse economic or market conditions or other adverse effects, including public health crises such as the COVID-19 pandemic (or other future pandemics or epidemics).

We cannot ensure that our current retailers and distributors will continue to carry our current products, carry any new products that we develop or continue to operate. If we lose any of our key retailers or distributors or any key retailer reduces its purchases of our existing or new products or promotes products of our competitors over ours, our sales would be harmed. Additionally, a significant deterioration in the financial condition of the retail industry in general could have a material adverse effect on our business, financial condition and results of operations.
Consolidation of retailers may negatively affect our business, financial condition and results of operations.
Although no single retailer accounts for a significant percentage of our sales, as a result of the consolidation of retailers that has occurred during the past several years, particularly in the United States and Europe, and consumer trends toward national mass retailers, we may see an increase in the concentration of our sales that are attributable to a limited group of retailers. As these retailers grow larger and become more sophisticated, they may demand lower pricing, special packaging or impose other requirements on us, our distributors and suppliers. These business demands may relate to inventory practices, logistics or other aspects of the retailer-supplier relationship. Because of the importance of these key retailers, demands for price reductions or promotions, reductions in their purchases, changes in their financial condition or loss of their accounts could have a material adverse effect on our business, financial condition and results of operations. Our success is dependent, in part, on our ability to effectively manage our retailer relationships, including offering mutually acceptable trade terms.
We depend on our retailers to display and present our products to consumers, and our failure to maintain and further develop our relationships with our retailers could harm our business, financial condition and results of operations.
Through our retail channel, we sell a significant amount of our products through knowledgeable national, regional and independent retailers. These retailers service consumers by stocking and displaying our products, explaining our products’ attributes and capabilities and sharing the story of our brands. Our relationships with these retailers are important to the authenticity of our brands and the marketing programs we continue to deploy. Our failure to maintain relationships with retailers and brand ambassadors at retailers or financial difficulties experienced by these retailers could harm our business, financial condition and results of operations.
Our sales depend, in part, on retailers effectively displaying our products, including providing attractive space and point of purchase displays in their stores and e-commerce platforms and training their sales personnel to sell our products. If retailers reduce or terminate those activities, we may experience reduced sales of our products, which would harm our business, financial condition and results of operations.
Use of social media and influencers may materially and adversely affect our reputation, business, financial condition and results of operations.
We use third-party social media platforms as marketing tools, among other things. For example, we maintain Instagram, TikTok, Facebook, Twitter, YouTube and Pinterest accounts, as well as our own content on our websites. We maintain relationships with many influencers and engage in sponsorship initiatives. As existing e-commerce and social media platforms continue to rapidly evolve, new platforms develop and new influencers emerge, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms and with new or emerging influencers. If we are unable to cost-effectively use social media platforms and influencers as marketing tools, if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms or if the influencers we use lose their following, our ability to acquire new consumers and our business, financial condition and results of operations may suffer as a result.
Negative commentary regarding us, our products or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our consumers in a manner that reflects poorly on our brands and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases.
In addition, an increase in the use of social media for marketing may increase our burden to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, the Federal Trade Commission (the “FTC”) can seek enforcement action where an endorsement has failed to clearly and conspicuously disclose a material relationship between an influencer and an advertiser. We generally require influencers to comply with the FTC regulations and regularly monitor what our influencers post. Nevertheless, if they fail to comply with these regulations and we are held responsible for the content of their posts, we could be forced to alter our practices, among other things, which could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, as laws and regulations rapidly evolve to govern the use of these social media platforms, the failure by us, our employees, our network of influencers or third parties acting at our direction (including retailers and distributors) to abide by the evolving applicable laws and regulations in the use of these platforms or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and results of operations.
Insolvency, credit problems or other financial difficulties that could confront our retailers and distributors could expose us to financial risk.
We are exposed to credit risk primarily on our accounts receivable. We provide credit to our retailers and distributors in the ordinary course of our business and perform ongoing credit evaluations. While we mitigate this risk by insuring certain retailer sales, the majority of our accounts receivable with our retailers and distributors are unsecured. While we believe that our exposure to concentrations of credit risk with respect to trade receivables is further mitigated by our large retailer and distributor bases and we make allowances for doubtful accounts, we nevertheless run the risk of our retailers and distributors not being able to meet their payment obligations, particularly in a future economic downturn. Insolvency, credit problems or other financial difficulties confronting our retailers or distributors could expose us to financial risk. These actions could expose us to risks if our retailers or distributors are unable to pay for the products they purchase from us. Financial difficulties of our retailers could also cause them to reduce their sales staff, use of attractive displays, number or size of stores and the amount of shelf space dedicated to our products. Any reduction in sales by, or loss of, our current retailers or distributors, or consumer demand or credit risks associated with our retailers or distributors could harm our business, financial condition and results of operations.
If our suppliers, retailers and distributors do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, financial condition and results of operations could be harmed.
Our reputation and our consumers’ willingness to purchase our products depend in part on the compliance of our suppliers, retailers and distributors with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions and with all legal and regulatory requirements relating to the conduct of their businesses. While we believe we have prudent policies and programs in place, we do not control our suppliers, retailers and distributors and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, retailers or distributors fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices or other obligations, norms or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation, regulatory proceedings, liability or additional costs that may harm our reputation, business, financial condition and results of operations.
The United States and various foreign governments recently have adopted measures to oppose the use of forced labor. Governments, including the U.S. Government, also have imposed sanctions and export control restrictions with respect to entities that are deemed to have engaged in, or supported the use of, forced labor. We have strong policies against the use of forced labor and do not tolerate this practice within our company or by our suppliers. While we do not expect that our operations will be directly impacted by any government measures targeting forced labor, it is possible that customs authorities could detain shipments of goods based on concerns over the possible use of forced labor, resulting in delays, litigation, damages and reputational harm. Likewise, we cannot rule out the possibility that in the future one of our suppliers could be named to a sanctions or restricted party list, such as the U.S. Department of Commerce’s Bureau of Industry and Security Entity List, based on concerns over forced labor, with similar negative effects on our reputation, business, financial condition and results of operations.
Changes in consumer shopping trends and changes in distribution channels could significantly harm our business.
We sell our products through a variety of trade channels with a significant portion dependent upon retail partnerships, through both traditional brick-and-mortar retail channels and e-commerce channels. We are seeing the emergence of strong e-commerce channels generating more online competition and declining in-store traffic in brick-and-mortar retailers. Consumer shopping preferences have shifted, and may continue to shift in the future, to distribution channels other than traditional retail, such as e-commerce channels. If we are not successful in adopting and utilizing e-commerce channels that future consumers may prefer, we may experience lower than expected net sales.
We are also seeing more traditional brick-and-mortar retailers closing physical stores and filing for bankruptcy, which could negatively impact our distribution strategies and/or sales if such retailers decide to significantly reduce their inventory levels for our products or to designate more shelf space to our competitors. Further consolidation, store closures and bankruptcies of retailers could have a material adverse effect on our business, financial condition and results of operations.
We must successfully manage the demand, supply and operational challenges associated with the actual or perceived effects of the COVID-19 pandemic or any other disease outbreak, including epidemics, pandemics or similar widespread public health developments or concerns.
Our business may be unfavorably impacted by the fear of exposure to or actual effects of the COVID-19 pandemic or any other disease outbreak, epidemic, pandemic or similar widespread public health development or concern, such as reduced travel or recommendations or mandates from governmental authorities to cease particular activities. These impacts include, but are not limited to:
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significant reductions or volatility in demand for one or more of our products, which may be caused by, among other things, the inability of consumers to purchase our products due to illness, quarantine, travel restrictions, store closures, financial hardship among retailers, consumers and distributors, decreased consumer confidence or changes in consumer spending or shopping habits; if prolonged, such impacts can further increase the difficulty in planning our operations, which may adversely impact our business, financial condition and results of operations;

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inability to meet our consumers’ needs or achieve cost targets or cost inflation due to disruptions or shortages in our supply arrangements as well as distribution centers caused by the loss or disruption of essential manufacturing and supply elements such as raw materials or other finished product components, transportation, workforce or other manufacturing and distribution capability;

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failure of third parties on which we rely, including our suppliers, distributors, contractors, fulfillment and shipping providers and commercial banks, to meet their obligations to us or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties, which may adversely impact our liquidity, business, financial condition and results of operations; or

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significant changes in the political and labor conditions in markets in which we manufacture, sell or distribute our products, including governmental or regulatory actions such as quarantines, closures or other restrictions, that limit or close our facilities, restrict our employees’ ability to travel or perform necessary business functions or require employees and business partners to work remotely creating potential for risks related to cybersecurity, confidentiality and data privacy breaches or otherwise prevent our partners from sufficiently staffing operations, including operations necessary for the production, distribution, sale and support of our products, which could adversely impact our liquidity, business, financial condition and results of operations or impairment of our net assets.

There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. Despite our efforts to manage and remedy these impacts on us, the ultimate impact of the COVID-19 pandemic could materially and adversely impact our business, financial condition and results of operations, and depends on factors beyond our knowledge or control. In this regard, the extent of the impact of the COVID-19 pandemic on our business, financial condition and results of operations will be primarily driven by the duration and severity of the COVID-19 pandemic, its impact on the United States and global economies and the timing, scope and effectiveness of federal, state and local governmental plans to administer vaccines to the general public, especially in areas where new variants have emerged, conditions have worsened and lockdowns or travel bans are reinstituted.
We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.
Our operations are subject to many hazards and operational risks inherent to our business, including:
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general business risks;

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product liability;

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product recall; and

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damage to third parties (e.g., our suppliers, retailers, distributors and fulfillment and shipping providers), our infrastructure or our properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, riots, cyberattacks, geopolitical events, public health issues such as the COVID-19 pandemic (or other future pandemics or epidemics), human errors and similar events.

Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim or a claim in excess of the insurance coverage limits maintained by us could harm our business, financial condition and results of operations.
Our reputation and profitability may be adversely affected if our products are counterfeited or imitated in the market.
Our products may be counterfeited in the market, such as unauthorized imitation, replication of our design, infringement of trademarks or labeling by third parties, which may affect our reputation and profitability. We are not currently aware of any substantial counterfeiting of our products. Although we monitor any unauthorized use of our registered designs and trademarks, counterfeiting or imitation of our products to ensure that our intellectual property rights are protected, we cannot assure you that counterfeiting and imitation would not occur, or if it does occur, that we would be able to detect and address the problem effectively. A significant presence of counterfeit products in the market could have a negative impact on the value and image of our brands, lead to loss of consumer confidence in our brands and materially and adversely affect our business, financial condition and results of operations.
We are subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our business, financial condition and results of operations.
For our DTC sales, as well as for sales to certain retailers, we accept a variety of payment methods, including credit cards, buy-now-pay-later and certain other financing services, electronic funds transfers and electronic payment systems. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us, or if the cost of using these providers increases, our business could be harmed. We and our payment processing providers are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or consumers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our consumers or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our business, financial condition and results of operations.
The failure of any bank in which we deposit our funds could have an adverse effect on our business, financial condition and results of operations.
Although we generally seek to diversify our cash and cash equivalents across several financial institutions in an attempt to minimize exposure to any one of these entities, we currently have cash and cash equivalents deposited in several financial institutions in the United States significantly in excess of federally insured levels. If any of the financial institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000 at such financial institutions, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to third parties, which could have an adverse effect on our business, financial condition and results of operations.
Our sales and results of operations are subject to seasonal and quarterly variations.
We believe that our sales and results of operations are subject to seasonal fluctuations. We expect our net sales to be highest in our third and fourth quarters as a result of holiday shipments, with the second quarter generating the lowest sales. To date, however, it has been difficult to analyze this seasonality due to fluctuations in our sales. In addition, due to our more recent, and therefore more limited, experience with beauty and outdoor cooking products and accessories, we are continuing to analyze the seasonality of these products. We expect that this seasonality will continue to be a factor in our results of operations and sales.
Our annual and quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of the introduction of, and advertising for, our new products and those of our competitors, changes in our product mix and the shifting dynamics of retailer and distributor trade inventories in products viewed as seasonal in nature.
As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operational results between different quarters within a single fiscal year or across different fiscal years are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. In the event that any seasonal or quarterly fluctuations in our net sales and results of operations result in our failure to meet our forecasts or the forecasts of the research analysts that may cover us in the future, the market price of our ordinary shares could fluctuate or decline.
Conflicts with our retailers could harm our business and operating results.
The expansion of our DTC sales channels could alienate some of our retailers and cause a reduction in product sales from these retailers. Retailers may perceive themselves to be at a disadvantage based on the DTC sales offered through our websites and infomercials. Due to these and other factors, conflicts in our sales channels could arise and cause retailers to divert resources away from the promotion and sale of our products. Any of these situations could adversely impact our business, financial condition and results of operations.
We may be unable to generate anticipated cost savings, successfully implement our strategies or efficiently manage our supply chain and manufacturing processes, and our business, financial condition and results of operations could suffer as a result.
We continue to work with our suppliers to implement plans to improve our competitive position by reducing material costs and manufacturing inefficiencies and realizing productivity gains and distribution and supply chain efficiencies. If we cannot successfully implement our cost savings plans or offset the cost of making these changes, we may not realize all anticipated benefits, which could adversely affect our business, financial condition and results of operations or our long-term strategies. We also continue to penetrate new markets and introduce new products and line extensions. We may fail to implement these goals and strategies or to achieve the desired results and we may fail to achieve one or more of our financial goals.
We expect to continue to restructure our operations as necessary to improve operational efficiency, including occasionally opening or closing offices or facilities. Gaining additional efficiencies may become increasingly difficult over time. There may be one-time and other costs and negative impacts on sales growth relating to facility closures or other restructurings and anticipated cost savings. Our strategies may not be implemented or may fail to achieve desired results. If we are unable to generate anticipated cost savings, successfully implement our strategies or efficiently manage our supply chain and manufacturing processes, our results of operations could suffer. These plans and strategies could also have a negative impact on our relationships with suppliers, retailers, employees or consumers, which could also adversely affect our business, financial condition and results of operations.
We may acquire or invest in other companies, which could divert our management’s attention, result in dilution to our shareholders and otherwise disrupt our operations and harm our business, financial condition and results of operations.
We may acquire or invest in businesses, products or technologies that we believe could complement or expand our business, enhance our capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.
In any such acquisitions, we may not be able to successfully integrate acquired personnel, operations and technologies or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from future acquisitions due to a number of factors, including:

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an inability to integrate or benefit from acquisitions in a profitable manner;

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unanticipated costs or liabilities associated with the acquisition;

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the incurrence of acquisition-related costs;

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the diversion of management’s attention from other business concerns;

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the loss of our or the acquired business’ key employees; or

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the issuance of dilutive equity securities, the incurrence of debt or the use of cash to fund such acquisitions.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could harm our results of operations.
Further, in connection with business acquisitions, we may assume certain potential liabilities. To the extent such liabilities are not identified by us or to the extent the indemnifications obtained from third parties are insufficient to cover such liabilities, these liabilities could have a material adverse effect on our business, financial condition and results of operations.
As a result of retailers maintaining tighter inventory control, we face risks related to meeting demand and storing inventory.
As a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among them to purchase products on a “just-in-time” basis, which will put greater demands on warehouse labor and carrier compliance as we compress shipping windows. Due to a number of factors, including manufacturing lead-times, seasonal purchasing patterns and the potential for material price increases, we may be required to shorten our lead-time for production and more closely anticipate our retailers’ and consumers’ demands, which could in the future require us to carry additional inventories and increase our working capital and related financing requirements. This may increase the cost of warehousing inventory, result in excess inventory becoming difficult to manage, unusable or obsolete or require inventory deviations or substitutions. In addition, if our retailers significantly change their inventory management strategies, we may encounter difficulties in filling consumer orders resulting in chargebacks or liquidating excess inventories or we may find that retailers and consumers are cancelling orders or returning products, which may have a material adverse effect on our business, financial condition and results of operations.
We depend on highly skilled personnel, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges.
Our future success will depend upon our continued ability to hire, integrate and retain highly skilled personnel, including senior management, engineers, product designers, finance and legal personnel and support service professionals. Competition for highly skilled personnel is intense. We compete with many other companies for engineers and product designers with meaningful experience in designing, developing and managing software, as well as for skilled marketing, operations and support service professionals, and we may not be successful in attracting and retaining the professionals we need. We may need to invest significant amounts of cash and equity to attract and retain new and highly skilled employees, and may never realize returns on these investments. If we are not able to effectively hire, train and retain employees, our ability to achieve our strategic objectives may be adversely impacted and our business, financial condition and results of operations may be harmed.
In addition to hiring and integrating new employees, we must continue to focus on retaining our key employees who foster and promote our innovative corporate culture. Our future performance depends on the continued services and contributions of our Chief Executive Officer, Mr. Barrocas, who is critical to the development of our business and growth strategy, in addition to other key employees to execute on our business plan and to identify and pursue new opportunities and solutions. The failure to properly develop or manage succession plans or develop leadership talent or the loss of services of key employees could significantly delay or prevent the achievement of our strategic objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. We also do not have key person insurance on the life of any of our executive officers or other key personnel. The loss of one or more of our key employees (including any limitation on the performance of their duties or short-term or long-term absences as a result of illness or other factors) could adversely affect our business, financial condition and results of operations.
Risks Related to Intellectual Property, Information Technology and Data Privacy
Claims by third parties that we are infringing their intellectual property and other litigation could adversely affect our business.
From time to time we have been, and expect we will continue to be, subject to claims that we are infringing the patents and other intellectual property of others, and it is possible that third parties will assert infringement, misappropriation, unfair competition or similar claims against us in the future. An adverse finding against us in these or similar patent or other intellectual property litigation or disputes may have a material adverse effect on our business, financial condition and results of operations. Any such claims, with or without merit, could be time consuming and expensive and may require us to incur substantial costs, including the diversion of the resources of management and technical personnel, cause product delays or require us to redesign our products or enter into licensing or other agreements in order to secure continued access to necessary or desirable intellectual property. If we are deemed to be infringing or otherwise violating a third party’s intellectual property and are unable to continue using that intellectual property as we had been, our business and results of operations could be harmed if we are unable to successfully develop non-infringing alternative products or features on a timely basis or license non-infringing alternatives or substitutes, if any exist, on commercially reasonable terms. In addition, an unfavorable ruling in intellectual property litigation could subject us to significant liability, as well as require us to cease developing, manufacturing or selling the affected products or using the affected processes or product feature. Any significant restriction on our proprietary or licensed intellectual property or operations that impedes our ability to develop and commercialize our products could have a material adverse effect on our business, financial condition and results of operations.
If we fail to adequately protect our intellectual property rights, competitors may manufacture and market similar products, which could adversely affect our market share and results of operations.
Our success with our proprietary products depends, in part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights, including our patent, trade secret, copyright and trademark rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market similar products, which may reduce consumer demand for our products and adversely affect our business, financial condition and results of operations.
We hold numerous design and utility patents, in numerous jurisdictions, that cover a wide variety of products and processes. We cannot be certain that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge and potentially invalidate any existing or future patents that we receive or license. In addition, patent rights may not prevent competitors from developing, using or selling products that are similar or functionally equivalent to our products.
We operate our business in jurisdictions where intellectual property theft or compromise is common.
Currently, we maintain operations in China, where third parties manufacture a majority of our products. In addition, we currently sell our products and manage operations in multiple additional jurisdictions outside of the United States. Subject to contractual confidentiality obligations, we are required to share significant product design and manufacturing information and materials with third parties necessary for the design and manufacture of our products. We cannot be sure that our data or intellectual property will not be compromised through cyber-intrusion, theft or other means, particularly when the data or intellectual property is held by partners in foreign jurisdictions. Should our intellectual property be compromised, it may be difficult to enforce our rights in China and other foreign jurisdictions in which we operate, which could harm our business, financial condition and results of operations.
A cybersecurity breach or failure of one or more key information technology systems could have a material adverse effect on our business or reputation.
We rely extensively on information technology (“IT”) systems, networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting our business.
Our IT systems have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorized access attempts, phishing and other cyberattacks. We continue to assess potential threats and make investments seeking to address and prevent these threats, including monitoring of our networks and systems and upgrading skills, employee training and security policies for us and our third-party providers. However, because the techniques used in these cyberattacks change frequently and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures. To date, we have seen no material impact on our business or operations from these attacks; however, we cannot guarantee that our security efforts will prevent breaches or breakdowns to our or our third-party providers’ databases or systems. If the IT systems, networks or service providers we rely upon fail to function properly or if we or one of our third-party providers suffer a loss, significant unavailability of or disclosure of our business or stakeholder information and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to reputational, competitive and business harm as well as litigation and regulatory action, including administrative fines. The costs and operational consequences of responding to breaches and implementing remediation measures could be significant.
We may not be able to enforce our intellectual property rights throughout the world.
We may be required to protect our proprietary technology in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location due to costs, complexities or other reasons. Filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property rights on our products and technologies in all countries throughout the world would be prohibitively expensive and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection or other intellectual property rights to develop their own products and technologies and, further, may export otherwise infringing, misappropriating or violating products and technologies to territories where we do not have patent or other intellectual property protection or we do have such protection but enforcement is not as strong as that in the United States. These products and technologies may compete with our products and technologies, and our intellectual property rights may not be effective or sufficient to prevent them from competing.
In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. In addition, the legal systems of some countries, particularly developing countries, may not favor or facilitate the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and the attention of our management from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our products and technologies and the enforcement of intellectual property rights. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be harmed significantly.
We rely on trade secrets, know-how and other proprietary information in operating our business. If this information is not adequately protected, then it may be disclosed or used in an unauthorized manner. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management. In addition, while it is our policy to require certain of our employees, suppliers, consultants, advisors and independent contractors who may be involved in the conception or development of intellectual property rights for us to execute agreements assigning such intellectual property rights to us, we cannot guarantee that we have entered into such agreements with each party that may have developed intellectual property rights for us. Individuals involved in the development of intellectual property rights for us may make adverse ownership claims to our current and future intellectual property rights, which may compromise our ability to pursue commercial objectives that utilize our intellectual property assets. The assignment of intellectual property rights in agreements entered into by individuals involved in the development of intellectual property rights for us may not be self-executing, or the assignment agreements otherwise may be insufficient or breached, and we may not be able to obtain adequate remedies for such breaches. We may be forced to bring claims against third parties or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property rights. Additionally, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property rights owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.
The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The unauthorized use or disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our products and harming our ability to maintain or increase our consumer base.
We are subject to data security and privacy risks that could negatively affect our reputation, business, financial condition and results of operations.
In addition to our own sensitive and proprietary business information, we handle transactional and personal information about our employees, consumers, suppliers and retailers. Hackers and data thieves are increasingly sophisticated and operate social engineering, such as phishing and large-scale, complex automated attacks that can evade detection for long periods of time. Any breach of our or our service providers’ network or other vendor systems, may result in the loss of confidential business and financial data, misappropriation of our consumers’, users’ or employees’ personal information or a disruption of our business. Any of these outcomes could have a material adverse effect on our business, including unwanted media attention, impairment of our consumer and retailer relationships and damage to our reputation, resulting in lost sales and consumers, fines, lawsuits or significant legal and remediation expenses. We also may need to expend significant resources to protect against, respond to and/or redress problems caused by any breach.
In addition, as a global company, we are subject to global privacy and data security laws, regulations and codes of conduct that apply to our various business units. These laws and regulations may be inconsistent across jurisdictions and are subject to evolving and differing interpretations. Government regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in new interpretations of existing laws, thereby further impacting our business.

New and emerging global and local laws on privacy, data and related technologies, as well as industry self-regulatory codes, are creating new compliance obligations and expanding the scope of potential liability, either jointly or severally with our retailers and suppliers. While we have invested in readiness to comply with applicable requirements, these new and emerging laws, regulations and codes may affect our ability to reach current and prospective consumers, to respond to consumer requests under the laws (such as individual rights of access, correction and deletion of their personal information) and to implement our business models effectively. The costs of compliance or failure to comply with such laws, regulations, codes of conduct and expectations could have a material adverse effect on our business, financial condition and results of operations. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, investigations or proceedings against us by governmental entities or others, damage to our reputation and credibility and could have a negative impact on net sales and profits.
For example, the European Union adopted the General Data Protection Regulation (the “GDPR”), which became effective on May 25, 2018, and has been transposed into the national laws of the United Kingdom (the “U.K. GDPR”) following the exit of the United Kingdom from the European Union in a currently substantially unvaried form which is likely to be subject to divergence from the GDPR over time. While the United States does not have a federal privacy law yet, California passed the California Consumer Privacy Act, which took effect in 2020 and was amended by the California Privacy Rights Act, which became effective on January 1, 2023 (the “CCPA”). Four other states, Colorado, Utah, Virginia and Connecticut, have also passed state privacy laws imposing new regulatory requirements. These laws impose additional obligations on companies such as ours regarding the handling of personal data and provide certain individual privacy rights to persons whose data is processed or stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR, U.K. GDPR and U.S. state privacy laws like the CCPA) and regulations can be costly. In particular, GDPR and U.K. GDPR can each trigger similar and separate administrative fines for noncompliance up to €20 million (£17.5 million) or 4% of annual global revenue, whichever is higher.
We are also subject to evolving European Union and U.K. privacy laws on cookies and e-marketing. In the European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an European Union regulation known as the ePrivacy Regulation, which will significantly increase fines for noncompliance. Recent guidance and case law in the European Union and the United Kingdom require opt-in, informed consent for the placement of a cookie or similar tracking technologies on a consumer’s device and for direct electronic marketing. The GDPR and U.K. GDPR also impose conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or tracking technology. While the text of the ePrivacy Regulation is still under development, recent European case law and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies and e-marketing may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand consumers.
Any failure to comply with these regulatory standards could also subject us to legal and reputational risks, which could harm our business, financial condition and results of operations.
Our actual or perceived failure to adequately protect personal data could adversely affect our business, financial condition and results of operations.
A variety of state, national, foreign and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products.

Our actual or alleged failure to comply with applicable laws, regulations or policies or to protect personal data could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition and results of operations.
Recent changes to patent laws in the United States and in foreign jurisdictions may limit our ability to obtain, defend and/or enforce our patents.
The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the U.S. federal courts and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent laws or regulations in other countries or jurisdictions, changes in the governmental bodies that enact them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.
If we fail to comply with our obligations under license, technology or intellectual property agreements with third parties, we may be required to pay damages and we could lose license, technology or intellectual property rights that are critical to our business.
We license certain intellectual property rights, including technologies, data, content and software from third parties, that are important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology, including under our intended agreements with JS Global and certain affiliates of JS Global. If we fail to comply with any of the obligations under our license agreements, we may be subject to liability or required to pay damages, and the licensor may have the right to terminate the license. Termination by the licensor may cause us to lose valuable rights and could prevent us from selling our products or inhibit our ability to commercialize future products. Our business could suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable or infringe or otherwise violate third-party rights or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors or other third parties may own or control intellectual property rights that have not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensor’s or other third party’s rights. In addition, the agreements under which we license intellectual property rights or technology from third parties are generally complex and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property rights or technology or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.
Disruption or failures of our information technology systems could have a material adverse effect on our business.
Our IT systems are susceptible to security breaches, operational data loss, general disruptions in functionality and may not be compatible with new technology that may emerge from time to time. We depend on our IT systems for the effectiveness of our operations and to interface with our consumers, as well as to maintain financial records and accuracy. Disruption or failures of our IT systems could impair our ability to effectively and timely provide our products and maintain our financial records, which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.
Some of our products and technologies contain open source software, which may pose particular risks to our proprietary software, products and technologies in a manner that could have a material and adverse effect on our business, financial condition and results of operations.
We use open source software in connection with our products and technologies and anticipate using open source software in the future. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute the products or technologies related to, the open source software subject to those licenses. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or claims could be made that such use had occurred, in part because open source license terms are often ambiguous. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or technologies unless and until we can recode or reengineer such source code in a manner that avoids infringement. This reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the reengineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protection regarding infringement claims or the quality of the code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and technologies that are similar to or better than ours. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.
If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new products in the future.
In the future, we may identify additional third-party intellectual property rights we may need to license in order to engage in our business, including to develop or commercialize new products or technologies. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and other well-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources or greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales or anticipated sales of our products. Such royalties are a component of the cost of our products and may affect the margins on our products. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property rights licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition and results of operations could be materially and adversely affected. Moreover, we could encounter delays in the introduction of products while we attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.
We rely on operating system providers and app stores to support some of our products and technologies, including our app, and any disruption, deterioration or change in their services, policies, practices, guidelines and/or terms of service could have a material adverse effect on our reputation, business, financial condition and results of operations.
The success of some of our products and technologies depend upon the effective operation of certain mobile operating systems, networks and standards that are run by operating system providers and app stores (“Providers”). We do not control these Providers and as a result, we are subject to risks and uncertainties related to the actions taken, or not taken, by these Providers. We largely utilize Android-based and iOS-based technology for our SharkClean app.
The Providers that control these operating systems frequently introduce new technology, and from time to time, they may introduce new operating systems or modify existing ones. Further, we are also subject to the policies, practices, guidelines, certifications and terms of service of Providers’ platforms on which we publish our SharkClean app and content. These policies, guidelines and terms of service govern the promotion, distribution, content and operation generally of applications and content available through such Providers. Each Provider has broad discretion to change and interpret its terms of service, guidelines and policies and those changes may have an adverse effect on our or our consumers’ ability to use our products and technologies. A Provider may also change its fee structure, add fees associated with access to and use of its platform or app store, limit the use of personal information and other data for advertising purposes or restrict how users can share information on their platform or across other platforms. If we or our consumers were to violate a Provider’s terms of service, guidelines, certifications or policies or if a Provider believes that we or our consumers have violated, its terms of service, guidelines, certifications or policies, then that Provider could limit or discontinue our or our consumers’ access to its platform or app store. In some cases, these requirements may not be clear and our interpretation of the requirements may not align with the interpretation of the Provider, which could lead to inconsistent enforcement of these terms of service or policies against us or our consumers and could also result in the Provider limiting or discontinuing access to its platform or app store. If our products and technologies are unable to work effectively on or with these operating systems, either because of technological or operational constraints or because the Provider impairs our ability to operate on their platform, this could have a material adverse effect on our business, financial condition and results of operations.
If any Providers, including either Google (for Android) or Apple (for iOS) stop providing us with access to their platform or infrastructure, fail to provide reliable access, cease operations, modify or introduce new systems or otherwise terminate services, the delay caused by qualifying and switching to other operating systems could be time consuming and costly and could materially and adversely affect our business, financial condition and results of operations. Any limitation on or discontinuation of our or our consumers’ access to any Provider’s platform or app store could materially and adversely affect our business, financial condition, results of operations or otherwise require us to change the way we conduct our business.
Risks Related to Our Legal, Tax and Regulatory Environment
From time to time, we may be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention and materially harm our business, financial condition and results of operations.
From time to time, we have been, and may continue to be, subject to claims, lawsuits, government investigations and other proceedings involving products liability, competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, commercial disputes and other matters that could adversely affect our business, financial condition and results of operations. As we have grown, we generally have seen a rise in the number and significance of such disputes and inquiries, and we may face increased exposure to securities litigation as a public company. Litigation and regulatory proceedings that we are currently facing, or could face, may be protracted and expensive and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines or require us to modify our products or technologies, make products unavailable or require us to stop offering certain features, all of which could negatively affect our business, financial condition and results of operations.
The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters and the time and resources necessary to litigate or resolve them, could harm our business, financial condition and results of operations. In addition, we have agreed to provide indemnification in connection with prior acquisitions or dispositions for certain of these matters, and we cannot provide assurances that material indemnification claims will not be brought against us in the future.
Our business involves the potential for product delays, product recalls, product liability and other claims against it, which could affect our business, financial condition and results of operations.
We manufacture products exclusively through our suppliers. As a designer, marketer and distributor of consumer products, we are subject to the United States Consumer Products Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act of 2008, which empowers the Consumer Product Safety Commission (the “CPSC”) to exclude from the market products that are found to be unsafe or hazardous, and similar laws under foreign jurisdictions. Although we extensively and rigorously test new and enhanced products, our products may contain defects and errors, and may in the future contain defects and errors, when first introduced, when new versions or enhancements are released or even after these products have been on the market for some time. There can be no assurance we will be able to detect, prevent or fix all defects or errors, and the presence of any such defects or errors in our products may result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, reputational harm, product recalls and liability exposure, all of which may adversely affect our business, financial condition and results of operations.
We are regularly subject to inquiries from regulators about product safety in the United States and in other jurisdictions. Under certain circumstances, the CPSC or comparable foreign agency could require us to repair, recall, replace or refund the purchase price of one or more of our products or potentially even discontinue entire product lines. We also may voluntarily take such action within strictures recommended by the CPSC or other regulators. The CPSC and other regulators also can impose fines or penalties on a supplier for noncompliance with its requirements. Furthermore, failure to timely notify the CPSC or other regulators of a potential safety hazard can result in significant fines being assessed. Additionally, laws regulating consumer products exist in certain states and some cities in the United States, as well as other countries in which our products are sold, and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products, monetary judgment, fine or other penalty could be costly and damaging to our brands and our reputation. If we were required to remove, or we voluntarily removed, any of our products from the market, our reputation could be impaired and we may have large quantities of finished products that we may not be able to sell. We also face exposure to product liability claims and litigation in the event that one or more of our products is alleged to have resulted in bodily injury, property damage or other adverse effects. Furthermore, although we maintain insurance, the occurrence of any material defects in our products could expose us to product liability claims in excess of our insurance coverage or current reserves, and if our insurance coverage or current reserves are inadequate to cover future product liability claims on our products, our business, financial condition and results of operations may be harmed.
In addition to the risk of monetary judgments or other penalties that may result from product liability claims, such claims could result in negative publicity that could harm our reputation, adversely impact our brands or result in an increase in the cost of producing our products. As a result, these types of claims could have a material adverse effect on our business, financial condition and results of operations. We also face exposure to class action lawsuits related to the performance, safety or advertising of our products. Such class action suits could result in substantial monetary judgments and injunctions related to the sale of products and could potentially damage our reputation, business, financial condition and results of operations.
Public perceptions that some of the products we produce and market are not safe could adversely affect us.
On occasion, consumers have alleged that some of our products failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that any of our products are not safe, whether justified or not, could impair our reputation, damage our brands and have a material adverse effect on our business, financial condition and results of operations. In addition, we rely on certain third-party trademarks, brand names and logos of which we do not have exclusive use. Public perception that any such third-party trademarks, brand names and logos used by us are not safe or otherwise have negative reputations or associations, whether justified or not, could have a material adverse effect on our business, financial condition and results of operations.
Compliance with various public health, consumer protection and other regulations applicable to our products and facilities could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.
Certain of our packaging materials and products sold through, and/or facilities operated under, each of our business segments are regulated by the CPSC, the Federal Communications Commission, the U.S. Environmental Protection Agency, the Occupational Safety and Health Administration, the U.S. Food and Drug Administration, the FTC and other federal or state consumer protection and product safety agencies and are subject to the regulations such agencies enforce, as well as by similar state, foreign and multinational agencies and regulations. Failure to comply with such regulatory requirements could result in government-imposed fines, stop sale orders or other penalties, as well as consumer litigation. Our inability to obtain, or the cancellation of, any registration or approval required by such agencies could have an adverse effect on our business, financial condition and results of operations. The severity of the effect could depend, among other things, on factors such as which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals and other ingredients, but we may not always be able to avoid or minimize these risks.
Certain of our products may be regulated under programs within the United States, Canada, the United Kingdom, the European Union or in other countries that may require that those products and the associated product packaging be recycled or managed for disposal through a designated recycling program. Some programs are funded through assessment of a fee on the suppliers, including us. We do not expect that such programs will cause us to incur expenditures that are material to our business, financial condition or results of operations; however, it is possible that our future liability could be material. Furthermore, where we make claims about our products’ recyclability, recycled content or other environmental attributes, we are subject to enforcement by the FTC that any such claims are not false or misleading.
Any failure to comply with U.S. or foreign consumer safety, food and/or environmental laws or regulations could result in us incurring substantial costs, including fines, penalties and other civil and criminal sanctions, civil damages or the prohibition of sales of our products. Such legal and regulatory requirements and the enforcement thereof change frequently, have tended to become more stringent over time and could require us to incur significant expenses. Our retailers routinely require certification by independent third-party laboratories, such as UL Solutions, Inc., which are engaged in the testing of our products for compliance with certain nationally accredited standards in the markets in which we operate. Failure to obtain retailer-required certifications could result in the inability to sell our products.
Given the increasing number of foreign laws to which we are subject and the high level of complexity of these laws, there is a risk that some provisions may be inadvertently violated by us, for example, through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. If we incur liability for noncompliance under these laws or regulations, we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products, which would negatively affect our business, financial condition and results of operations. In addition, any negative publicity directed to us as a result of lawsuits, regulatory proceedings and legislative proposals could harm our brands or otherwise impact the growth of our business. Any costs incurred as a result of compliance efforts or other liabilities under these laws or regulations could harm our business, financial condition and results of operations.
Class action and derivative action lawsuits and other investigations, regardless of their merits, could have an adverse effect on our business, financial condition and results of operations.
We have been named in the past, and may be named in the future, as defendants of class action and derivative action lawsuits. In the past, we have also received requests for information from government authorities. Regardless of their subject matter or merits, class action and derivative action lawsuits and other government investigations may result in significant cost to us, which may not be covered by insurance, may divert the attention of management or may otherwise have an adverse effect on our business, financial condition and results of operations.
Changes to U.S. trade policies that restrict imports or increase import tariffs may have a material adverse effect on our business.
There have been significant changes and proposed changes in recent years to U.S. trade policies, tariffs and treaties affecting imports. For example, the United States has imposed supplemental tariffs of up to 25% on certain imports from China, as well as increased tariffs and import restrictions on products imported from various other countries. In response, China and other countries have imposed or proposed additional tariffs on certain imports from the United States.
A significant proportion of our products are manufactured in China, Vietnam and other regions outside of the United States. Accordingly, such U.S. policy changes have made it, and may continue to make it, difficult or more expensive for us to obtain certain products manufactured outside the United States, which could affect our net sales and profitability. For instance, we currently benefit from exclusions to 25% tariffs on certain products imported from China. If these exclusions are not extended, we would face a substantial increase in costs. The expiration of these exclusions or additional tariff increases could require us to increase our prices, which could decrease consumer demand for our products. Retaliatory tariff and trade measures imposed by other countries could affect our ability to export products and therefore adversely affect our net sales. Any of these factors could depress economic activity and restrict our access to suppliers, retailers or consumers and could have a material adverse effect on our business, financial condition and results of operations and affect our strategy in China, Vietnam and elsewhere around the world. While we will continue to work to mitigate our tariff exposure, there can be no assurance that our mitigation efforts will be successful.
We are subject to governmental export and import controls, customs and economic sanction laws that could subject us to liability and impair our ability to compete in international markets.
The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of certain products, as well as customs and other import regulatory requirements. Our products may be subject to U.S. export controls. Compliance with applicable regulatory requirements regarding the import and export of our products may create delays in the introduction of our products in international markets and, in some cases, prevent the export of our products to some countries altogether. Over the past year, several countries have imposed far-reaching export controls with respect to geopolitical conflicts in addition to export control measures targeting certain industries. Although we do not believe our products are directly impacted by these recent measures, we cannot rule out the possibility that these measures could have an indirect negative impact on our business and our ability to source certain products from key jurisdictions.
Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and other relevant agencies of the U.S. government administer certain laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons, from conducting activities, transacting business with or making investments in certain countries or with governments, entities and individuals subject to U.S. economic sanctions. Similar economic sanctions are imposed by the European Union and other jurisdictions. Sanctions may evolve rapidly and with far-reaching impact on global business—for example, over the past year, the United States, the United Kingdom, the European Union, as well as certain other countries have imposed multiple rounds of significant sanctions in response to geopolitical conflicts. Our international operations subject us to these laws and regulations, which are complex, restrict our business dealings with certain countries, governments, entities and individuals and are constantly changing. Penalties for noncompliance with these complex laws and regulations can be significant and include substantial fines, sanctions or civil and/or criminal penalties and violations can result in adverse publicity, which could harm our business, financial condition and results of operations. Even though we take precautions to prevent conducting business with targets of U.S. sanctions, business could be conducted with those targets or conducted by our retailers. Any such business could have negative consequences, including government investigations, penalties and reputational harm. Our failure to obtain required import or export approval for our products or to comply with applicable laws and regulations with regard to our import and export activity, could harm our international and domestic sales and adversely affect our net sales.
We could be subject to future enforcement action with respect to compliance with governmental export and import controls, customs laws and economic sanctions laws that result in penalties, costs and restrictions on export privileges that could have an adverse effect on our business, financial condition and results of operations.
Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.
We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or government controlled entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws generally prohibit companies, their employees and third-party intermediaries from corruptly promising, authorizing, offering or providing, directly or indirectly, improper payments of anything of value to government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any improper advantage. Certain laws, including the U.K. Bribery Act, also prohibit soliciting or receiving bribes or improper payments. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.
Some of the countries where we operate or where our products are sold may not have as strong a commitment to anti-corruption and ethical behavior that is required by U.S. laws or by our corporate policies. Noncompliance with anti-corruption, anti-bribery, anti-money laundering or similar laws and regulations could subject us to substantial fines, whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions and penalties, collateral consequences, including restrictions on the marketing of our products in certain countries, remedial measures and legal expenses, all of which could have a material adverse effect on our reputation, business, financial condition and results of operations. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Changes in tax laws or unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.
We are subject to income taxes in various jurisdictions around the world. Our effective income tax rate could be adversely affected in the future by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations or their interpretations and application and the outcome of income tax audits in any of the jurisdictions in which we operate or are otherwise subject to tax. Our effective tax rate may also be impacted by changes in the geographic mix of our earnings.
A significant change in U.S. tax law, or that of other countries where we operate or have a presence, may materially and adversely impact our income tax liability, provision for income taxes and effective tax rate. We regularly assess all of these matters to determine the adequacy of our income tax provision, which is subject to significant judgment.
In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in our historical income tax provisions and accruals. There can be no assurance that the resolution of any audits or litigation will not have an adverse effect on future operating results.
In August 2022, the United States passed the Inflation Reduction Act (“IRA”), which imposed, among other things, a corporate alternative minimum tax on book income on certain large U.S. corporations, including certain U.S. subsidiaries of certain large multinational corporate groups. These provisions became effective on January 1, 2023. Although we do not currently believe our U.S. subsidiaries are subject to this corporate alternative minimum tax, the full effects of these rules and other provisions of the IRA on us are uncertain until further regulations and guidance from the Internal Revenue Service (“IRS”) and Treasury are released.
We may be subject to the Economic Substance Regime in the Cayman Islands.
The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Cayman Economic Substance Act”). The Cayman Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities. The Cayman Economic Substance Act generally requires legal entities domiciled or registered in the Cayman Islands to have demonstrable substance in the Cayman Islands. The Cayman Economic Substance Act was introduced by the Cayman Islands to ensure that it meets its commitments to the European Union, as well as its obligations under the Organization for Economic Co-operation and Development’s global Base Erosion and Profit Shifting initiatives. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act. The Cayman Islands Tax Information Authority shall impose a penalty of CI$10,000 (or US$12,500) on a relevant entity for failing to satisfy the economic substance test or CI$100,000 (or US$125,000) if it is not satisfied in the subsequent financial year after the initial notice of failure. Following two consecutive years of failing the economic substance test, the Grand Court of the Cayman Islands may make an order requiring the relevant entity to take specified action to satisfy the economic substance test or order that the entity become defunct or struck off.
Increased focus by governmental and non-governmental organizations, consumers and shareholders on sustainability issues, including those related to climate change, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.
As climate change, land use, water use, deforestation, plastic waste, recyclability or recoverability of packaging, including single-use and other plastic packaging and other sustainability concerns become more prevalent, governmental and non-governmental organizations, consumers and investors are increasingly focusing on these issues. In particular, changing consumer preferences may result in increased consumer concerns and demands regarding plastics and packaging materials, including single-use and non-recyclable plastic packaging and their environmental impact on sustainability, a growing demand for natural or organic products and ingredients or increased consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain consumer products. This increased focus on environmental issues and sustainability may result in new or increased regulations and consumer and investor demands that could cause us to incur additional costs or to make changes to our products to comply with any such regulations and address demands. If we are unable to respond or perceived to be inadequately responding to sustainability concerns, consumers may choose to purchase products from a competitor.
Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Increased costs of energy or compliance with emissions standards due to increased legal or regulatory requirements may cause disruptions in or increased costs associated with manufacturing our products. Any failure to achieve our goals with respect to reducing our impact on the environment or a perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new or changes in, legal or regulatory requirements concerning climate change or other sustainability concerns could adversely affect our business, financial condition, results of operations and reputation.
In addition, shareholders are increasingly sensitive to the climate change impacts and mitigation efforts of companies, are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change faced by companies and are demanding that companies take a proactive approach to addressing perceived environmental risks, including risks associated with climate change, relating to their operations. In an effort to increase climate change disclosure, the SEC proposed climate disclosure rules that would require new climate-related disclosure in SEC filings, as described below. Adverse publicity or climate-related litigation that may result from such enhanced disclosure or shareholder perception could have a negative impact on our business, financial condition and results of operations.
New climate disclosure rules, if adopted by the SEC, may increase our costs and litigation risks, which would materially and adversely affect our business, financial condition and results of operations.
In 2022, the SEC proposed new climate disclosure rules which, if adopted, would require new climate-related disclosure in SEC filings, including certain climate-related metrics and greenhouse gas emissions data, information about climate-related targets and goals, transition plans, if any, and extensive attestation requirements. In addition to requiring filers to quantify and disclose direct emissions data, the new rules also would require disclosure of climate impact arising from the operations and uses by the filer’s business partners and contractors and end-users of the filer’s products and/or services. We are currently assessing the impact of the new rules, if adopted as proposed, but at this time we cannot predict the costs of implementation or any potential adverse impacts resulting from the new rules if adopted. However, we may incur increased costs relating to the assessment and disclosure of climate-related risks and increased litigation risks related to disclosures made pursuant to the new rules, either of which could materially and adversely affect our business, financial condition and results of operations.
We are subject to a limited number of environmental and health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future.
Our facilities and operations are subject to a limited number of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. Given that we rely on suppliers to manufacture our products, the principal environmental, health and safety laws that apply to our facilities and operations relate to safe use, storage and management of the few hazardous chemicals used in our operations, reporting inventories of certain hazardous chemicals stored at our facilities to state and local emergency responders and proper storage and management of batteries.
We expect to continue to incur costs to comply with these laws and regulations. If we fail to comply with these laws and regulations, we could incur civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to conduct or fund remedial or corrective measures or perform other actions.
In addition, future developments such as new and more restrictive or changes to existing, environmental, health or safety laws and regulations, more aggressive enforcement of existing laws and regulations or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition and results of operations.
Risks Related to Our Financial Condition
Our indebtedness could materially adversely affect our financial condition.
At December 31, 2022, we had $437.5 million in outstanding debt. Our indebtedness could have important consequences to the holders of our ordinary shares, including the following:
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making it more difficult for us to satisfy our obligations with respect to our other debt;

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limiting our ability to refinance any of our other debt or to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate purposes;

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requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

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increasing our vulnerability to general adverse economic and industry conditions;

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limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

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placing us at a disadvantage compared to other, less leveraged competitors; and

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increasing our cost of future borrowings.

In addition, if we are unable to timely reduce our level of indebtedness, we will be subject to increased demands on our cash resources, which could increase our total debt-to-capitalization ratios, decrease our interest coverage ratios, lower our credit ratings, result in a breach of covenants or otherwise adversely affect our business and financial results going forward.
Restrictive covenants in our debt agreements may restrict our ability to pursue our business strategies.
Our credit facilities include certain restrictive covenants, which limit our ability to, among other things:
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incur additional debt;

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issue shares;

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pay dividends or repurchase shares;

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create liens on our assets or provide guarantees;

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enter certain transactions with affiliates;

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make certain investments or loans; or

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dispose of or sell assets, make acquisitions or enter into a merger or similar transaction.

Compliance with such restrictive covenants in our credit facilities may limit our ability to engage in acts that may be in our best long-term interests. Additionally, a breach of any of the restrictive covenants in our credit facilities could result in a default under these facilities. If a default occurs, the lenders under our credit facilities may elect to declare all outstanding borrowings, together with accrued interest, to be immediately due and payable, to terminate any commitments they have to provide further borrowings and to exercise any other rights and remedies they have under the facilities or applicable law, including foreclosing on any collateral securing the facilities.
Our net sales could decline due to changes in credit markets and decisions made by credit providers.
Certain of our retailers and consumers finance their purchase of our products through third-party credit providers with whom we have existing relationships. If we are unable to maintain our relationships with our financing partners, there is no guarantee that we will be able to find replacement partners who will provide our retailers and consumers with financing on similar terms and our ability to sell our products may be adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of consumers with the financial means to purchase our products. Higher interest rates could increase our costs or the monthly payments for products financed through other sources of consumer financing. In the future, we cannot be assured that third-party financing providers will continue to provide retailers and consumers with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit or the loss of our relationship with our current financing partners, could have an adverse effect on our business, financial condition and results of operations.
The estimates and assumptions on which our financial projections are based may prove to be inaccurate, which may cause our actual results to materially differ from our projections, which may adversely affect our future business, financial condition, results of operations and share price.
Our financial projections, including any sales or earnings guidance or outlook we may provide from time to time, depend on certain estimates and assumptions related to, among other factors, product category growth, development and launch of innovative new products, market share projections, product pricing and sale, volume and product mix, foreign exchange rates and volatility, tax rates, manufacturing costs including commodity prices, distribution channel volume and costs, cost savings, accruals for estimated liabilities, including litigation reserves, measurement of benefit obligations for pension and other post-retirement benefit plans and our ability to generate sufficient cash flow to reinvest in our existing business, fund internal growth, make acquisitions and meet debt obligations.
We develop our financial projections based on historical experience and on various other estimates and assumptions that we believe to be reasonable under the circumstances and at the time they are made. Our actual results may differ materially from our financial projections. Any material variation between our financial projections and our actual results may adversely affect our future profitability, cash flows and share price.
Our financial results and future growth could be harmed by currency exchange rate fluctuations.
As our international business grows, our results of operations could be adversely impacted by changes in foreign currency exchange rates. Net sales and certain expenses in markets outside of the United States are recognized in local foreign currencies, and we are exposed to potential gains or losses from the translation of those amounts into U.S. dollars for consolidation into our financial statements. Similarly, we are exposed to gains and losses resulting from currency exchange rate fluctuations on transactions generated by our foreign subsidiaries in currencies other than their local currencies. Although we may employ, at times, a variety of techniques to mitigate the impact of exchange rate fluctuations and/or foreign currency transaction risk, including financial hedging instruments, we cannot guarantee that such risk management strategies will be effective, and our business, financial condition and results of operations could be adversely impacted.
In addition, the business of our suppliers may also be disrupted by currency exchange rate fluctuations by making their purchases of raw materials more expensive and more difficult to finance. Further, under most of our supply agreements, the purchase price payable by us for finished goods is tied to movements in local foreign currency rates. As a result, foreign currency exchange rate fluctuations may adversely impact our business, financial condition and results of operations.
We depend on cash generated from our operations to support our growth, and we may need to raise additional capital, which may not be available on terms acceptable to us or at all.
We primarily rely on cash flow generated from our sales to fund our current operations and our growth initiatives. As we expand our business, we will need significant cash from operations to purchase inventory, increase our product development, expand our supplier relationships, pay personnel, pay for the increased costs associated with operating as a public company, expand internationally and further invest in our sales and marketing efforts. If our business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available from our current or future credit facility, we may need to obtain additional equity or debt financing. If such financing is not available to us on satisfactory terms or in a timely manner, our ability to operate and expand our business or to respond to competitive pressures could be harmed. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, the ownership of our existing shareholders may be diluted. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of ordinary shares. In addition, any indebtedness we incur may subject us to covenants that restrict our operations and our ability to effectuate certain corporate decisions for our business and will require interest and principal payments that could create additional cash demands and financial risk for us.
Future financing activities may adversely affect our leverage and financial condition.
Subject to the limitations set forth in our debt agreements, we may incur additional indebtedness and issue dividend-bearing redeemable equity interests. We may incur substantial additional financial obligations to enable us to execute our business objectives. These obligations could result in:
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default and foreclosure on our assets if our gross profit after an investment or acquisition are insufficient to repay our financial obligations;

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acceleration of our obligations to repay the financial obligations even if we make all required payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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our immediate payments of all amounts owed, if any, if such financial obligations are payable on demand;

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our inability to obtain additional financing if such financial obligations contain covenants restricting our ability to obtain such financing while the financial obligations remain outstanding;

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our inability to pay dividends on our share capital;

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using a substantial portion of our cash flow to pay principal and interest or dividends on our financial obligations, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

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limitations on our flexibility in planning for and reacting to changes in our business and in the industries in which we operate;

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an event of default that triggers a cross default with respect to other financial obligations, including our indebtedness;

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increased vulnerability to adverse changes in general economic, industry, financial, competitive, legislative, regulatory and other conditions and adverse changes in government regulation; and

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limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change significantly, our business, financial condition and results of operations could be harmed.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of sales and expenses that are not readily apparent from other sources. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors and could result in a decline in our share price.
If our goodwill, other intangible assets or fixed assets become impaired, we may be required to record a charge to our earnings.
We may be required to record future impairments of goodwill, other intangible assets or fixed assets to the extent the fair value of these assets falls below their book value. Our estimates of fair value are based on assumptions regarding future cash flows, gross margins, expenses, discount rates applied to these cash flows and current market estimates of value. Estimates used for future sales growth rates, gross profit performance and other assumptions used to estimate fair value could cause us to record material non-cash impairment charges, which could harm our business, financial condition and results of operations.
Circumstances associated with divestitures and product category exits could adversely affect our business, financial condition and results of operations.
We may decide to sell or discontinue certain brands or product categories in the future based on an evaluation of performance and strategic fit. Divestitures or discontinuations of businesses or products may result in asset impairments, including those related to goodwill and other intangible assets and losses upon disposition, both of which could have an adverse effect on our business, financial condition and results of operations. In addition, we may encounter difficulty in finding buyers or executing alternative exit strategies at acceptable prices and terms and in a timely manner and prospective buyers may have difficulty obtaining financing. Past and future divestitures and business discontinuations also involve additional risks, including the following:

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difficulties in the separation of operations, services, products and personnel;

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the retention of certain current or future liabilities in order to induce a buyer to complete a divestiture;

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the disruption of our business;

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the potential loss of key employees; and

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disputes or litigation with the buyers.

We may not be successful in managing these or any other significant risks that we may encounter in divesting or discontinuing a business or exiting product categories, which could have a material adverse effect on our business, financial condition and results of operations.
The phase-out of LIBOR may adversely affect a portion of our outstanding debt.
The United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates the London Interbank Offered Rate (“LIBOR”), and the ICE Benchmark Administration (the “IBA”), the administrator of LIBOR, have announced the intention to phase out LIBOR by the end of June 2023, with the FCA requiring IBA to continue publication of one-, three- and six-month U.S. Dollar LIBOR settings on a “synthetic,” or non-representative, basis through the end of September 2024. Although we do not expect to have any LIBOR-based debt after completing the refinancing described herein, if such refinancing is not completed prior to June 30, 2023, we anticipate that a portion of our outstanding debt will continue to be administered using an unrepresentative synthetic methodology for calculating LIBOR until September 2024 at the latest. In this case, we cannot predict the effect of the changes to LIBOR or the establishment and use of alternative floating borrowing rates on the portion of our outstanding debt that is LIBOR based. Differences between LIBOR and any applicable alternative reference rates may adversely impact the interest rates on our existing debt and result in higher borrowing costs. We may fail to adequately prepare for or react to LIBOR discontinuation and replacement, or fail to fully protect ourselves from all the effects of such changes, which may have an adverse effect on our business, financial condition and results of operations.
Risks Related to the Separation and Distribution and Being a Public Company
We have no operating history as a stand-alone public company, and our historical financial data is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.
We have historically operated as part of JS Global’s broader corporate organization and not as a stand-alone entity. We have no prior operating history as a separate publicly traded company. The consolidated historical information in this prospectus refers to our business as part of JS Global. This information does not necessarily reflect the financial position, results of operations and cash flows we would have achieved as a public company during the periods presented, or those that we will achieve in the future.
Therefore, our historical financial data may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial data. While we have been profitable as part of JS Global, we cannot assure you that our profits will continue at a similar level when we are a stand-alone public company.
For additional information about the past financial performance of our business and the basis of presentation of the historical consolidated financial statements of our business, see “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.
We may be unable to achieve some or all of the anticipated benefits of the separation, and the separation may adversely affect our business, financial condition and results of operations.
We may not realize some or all of the anticipated strategic, financial, operational or other benefits of the separation for a variety of reasons, including, among others:

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the execution of the separation will require significant time and attention from our management, which could impact other strategic initiatives;

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following the consummation of the separation, we may be more susceptible to macroeconomic factors, have less leverage with suppliers, retailers and distributors and may experience other adverse events compared to if we were still a part of JS Global;

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following the consummation of the separation, our business will be less diversified than prior to the separation; and

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the other actions required to separate our and JS Global’s respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our business, financial condition and results of operations could be adversely affected.
The separation and distribution are subject to final approval of JS Global’s board of directors and shareholders, as well as a number of other conditions. The transactions may not take place, may be delayed or may not take place in the manner currently anticipated.
The separation and distribution are a series of transactions designed to fully separate us from JS Global and list us on NYSE, following which JS Global would no longer be our shareholder. The separation and distribution are subject to final approval of JS Global’s board of directors and shareholders, as well as a number of other conditions, including necessary regulatory approvals and other uncertainties. If the approvals are not obtained or conditions are not satisfied (and not otherwise waived), the separation and/or distribution will not take place. See “The Separation and Distribution Transactions” and the JS Global Circular, a copy of which will be filed as Exhibit     to this registration statement. The separation and distribution encompasses a series of complex transactions involving a number of professional parties and regulators across multiple jurisdictions, and may not be completed in the manner and within the time expected, or at all. If the separation and distribution from JS Global are not completed, the benefits we currently expect from the separation and distribution, such as our strategic independence from JS Global, would not materialize. In that event, JS Global will continue to hold sufficient shares to exercise control over all matters requiring shareholder approval, whether approval is required as an ordinary resolution or special resolution as a matter of Cayman Law or under the rules and regulations of the place of the exchange on which JS Global is listed, such as approval of the financial statements, declarations of final dividends, the appointment and removal of directors, share capital amendments (including increases, consolidations, subdivision, repurchase and cancellation), adoption of share incentive schemes, share issuances and amendments to our memorandum and articles of association.
Conflicts of interest may arise because some of our directors will hold a management or board position with JS Global.
Mr. Wang, the Chairperson of our Board, is also the Chairman, Executive Director and Chief Executive Officer of JS Global. Mr. Hui and Mr. Warner, who are expected to join our Board upon the completion of the separation and distribution, also currently serve as members of the JS Global Board; however, Mr. Hui and Mr. Warner intend to step down from the JS Global Board in connection with joining our Board. The interests of these directors in JS Global and us could create, or appear to create, conflicts of interest with respect to decisions involving both us and JS Global that could have different implications for JS Global and us. These decisions could, for example, relate to:
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disagreement over corporate opportunities;

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competition between us and JS Global;

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employee retention or recruiting;

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our dividend policy; and

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the services and arrangements from which we benefit as a result of our relationship with JS Global.

Conflicts of interest could also arise if we enter into any new commercial arrangements with JS Global in the future, or if JS Global decides to compete with us in any of our markets. The presence of directors or officers of entities affiliated with JS Global on our Board could create, or appear to create, conflicts of interest and conflicts in allocating their time with respect to matters involving both us and any one of them, or involving us and JS Global, that could have different implications for any of these entities than they do for us. We cannot assure you that our New Memorandum and Articles of Association, policies and procedures will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are directors of both us and entities affiliated with JS Global. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.
We or JS Global may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.
In connection with the separation, we intend to enter into the Separation and Distribution Agreement and several other ancillary agreements with JS Global and its subsidiaries (as applicable), including the Transition Services Agreement, the Employee Matters Agreement, the Brand License Agreement, the Sourcing Services Agreement (JS Global), the Sourcing Services Agreement (Joyoung) and the Product Development Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions with JS Global.” Certain of these agreements will provide for the performance of key business services by us and JS Global for each other’s benefit after the consummation of the separation. The services provided by JS Global to us may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties, including our ability to obtain redress. These agreements will also provide for, among other things, indemnification obligations. If we are required to indemnify JS Global under the circumstances set forth in these agreements, we may be subject to substantial liabilities. In addition, third parties could also seek to hold us responsible for any of the liabilities that JS Global has agreed to retain, and we cannot assure you that the indemnity from JS Global will be sufficient to protect us against the full amount of such liabilities, or that JS Global will be able to fully satisfy its indemnification obligations.
In addition, we will rely on JS Global to satisfy its performance and payment obligations under these agreements. If JS Global is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have our own systems and services in place, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with JS Global expire, we may not be able to obtain these services at as favorable prices or on as favorable terms. As a result of any the above factors, we may be precluded from pursuing growth opportunities or other opportunities that we would otherwise pursue, which in turn may adversely affect our business, financial condition and results of operations.
Our and JS Global’s contracts may contain provisions requiring the notice or consent of third parties in connection with the separation. If we or JS Global fail to notify these third parties or obtain their consents, we may be unable to enjoy the benefit of these contracts in the future.
We have entered into various business, financial and other contracts in the ordinary course of business. Some of these contracts may require us to notify or seek prior consent from the counterparties in connection with the separation. We believe that we have carried out our contractual obligations and are not otherwise in material default or violation of these contracts. However, if any contractual counterparties find us in default or violation due to failure to notify them or obtain their prior consent in connection with the separation or otherwise, they may terminate their business relationship with us, declare any repayment obligations immediately due and/or pursue legal actions against us, which may materially and adversely affect our business, financial condition and results of operations.
Furthermore, JS Global has entered into various business, financing and other contracts in the ordinary course of business. Some of these contracts may require JS Global to notify or seek prior consent from the counterparties in connection with the separation. JS Global has notified us that they believe that they have carried out their contractual obligations and are not otherwise in material default or violation of those contracts. However, if any contractual counterparties find JS Global in default or violation due to failure to notify them or obtain their prior consent in connection with the separation or otherwise, they may terminate their business relationship with JS Global or us, declare any repayment obligations immediately due and/or pursue legal actions against JS Global or us, which may materially and adversely affect our business, financial condition and results of operations.
A court could require that we assume responsibility for obligations allocated to JS Global under the Separation and Distribution Agreement.
Under the Separation and Distribution Agreement and related ancillary agreements, from and after the separation, we and JS Global will be generally responsible for the debts, liabilities and other obligations related to the businesses which we own and operate following the consummation of the separation. Although we do not expect to be liable for any obligations that are not allocated to us under the Separation and Distribution Agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to JS Global (for example, tax liabilities), particularly if JS Global were to refuse or to be unable to pay or perform the allocated obligations.
The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.
Following the completion of the separation and distribution, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.
As a public company, we will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems, personnel and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.
We have identified a material weakness in our internal control over financial reporting. As a public company, we will be obligated to maintain internal control over financial reporting and to evaluate and determine its effectiveness. Identification of material weaknesses in the future or any failure of our internal systems, controls and procedures could have an adverse effect on our business, financial condition, results of operations and investor confidence.
Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management will be required to report on the effectiveness of our internal control over financial reporting starting with our second annual report that we file with the SEC after the completion of the separation and distribution. Because we are not currently required to comply with Section 404, we are not currently required to make an assessment of the effectiveness of our internal controls, or to deliver a report that assesses the effectiveness of our internal control over financial reporting. The process of designing and implementing effective internal controls compliant with Section 404 is a continuous effort and will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management.
The report prepared by management assessing the effectiveness of our internal control over financial reporting will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.
The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.
In the course of preparing the financial statements that are included in this prospectus, we identified a material weakness in our internal control over financial reporting. The material weakness identified related to controls to ensure proper accounting for non-routine and complex transactions. We concluded that the material weakness in our internal control over financial reporting existed because, prior to the completion of the separation and distribution, we have been a private company and have not had the necessary business processes, appropriate accounting personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.
We have taken and will continue to take action to remediate the material weakness, including hiring additional accounting resources with sufficient public company experience and technical accounting expertise. We have also engaged, and will continue to engage as necessary, external specialists to augment our internal resources in accounting for transactions of greater complexity or where specific technical expertise is needed. Furthermore, we are taking actions to improve processes, documentation and review of the analysis and accounting for non-routine and complex transactions.
We will not be able to fully remediate the identified material weakness until the ongoing steps described above have been completed and our internal controls have been operating effectively for a sufficient period of time. We believe we will make significant progress in our remediation plan within fiscal year 2023, but cannot assure you that we will be able to fully remediate the material weakness by such time. We may also incur significant costs to execute various aspects of our remediation plan but cannot provide a reasonable estimate of such costs at this time.
Furthermore, we cannot assure you that we have identified all material weaknesses. In the future, it is possible that additional material weaknesses or significant deficiencies may be identified that we may be unable to remediate timely. If we fail to maintain effective systems, controls and procedures, including disclosure controls and procedures and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations and prevent fraud could be adversely impacted. We are upgrading and standardizing our information systems and related controls, but failure to achieve these goals effectively or in a timely manner could adversely impact our ability to maintain an effective internal control environment and our financial results. We may also experience higher than anticipated operating expenses during and after the implementation of any of these changes to our systems, controls or procedures, or become subject to investigations by the SEC or other regulatory authorities. Additionally, we do not expect that our internal control systems, even if timely and well established, will prevent all errors and all fraud. Internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.
Further, if we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm may not issue an unqualified opinion as to the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our ordinary shares. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Irrespective of compliance with Section 404, as we mature, we will need to further develop our internal control systems and procedures to keep pace with our rapid growth and we are currently working to improve our controls. Our current controls and any new controls that we develop may become inadequate because, among other reasons, they may not keep pace with our growth or the conditions in our business may change.

We are in the process of developing and implementing an enterprise risk management framework, but this development and implementation may not proceed on our projected timetable, and this framework may not fully protect us against operational risks and losses.
As a foreign private issuer, we will be subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in the Cayman Islands under the Companies Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Cayman Law insider reporting requirements are longer.
As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under the Companies Act, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.
In addition, as a foreign private issuer, we have the option to follow certain Cayman Law corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Cayman Law practices we follow instead. We do not intend to rely on this exemption. We may in the future elect to follow home country practices in the Cayman Islands with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and may cause us to incur significant legal, accounting and other expenses.
As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any one of the following is true: (i) a majority of our directors or executive officers are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with mandatory U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of NYSE. As a U.S. listed public company that is not a foreign private issuer, we may incur significant additional legal, accounting and other expenses that we may not otherwise incur as a foreign private issuer, which could harm our business, financial condition and results of operations.

Members of our management team have limited experience managing a U.S. public company.
Some members of our management team have limited experience managing a publicly traded company in the United States, interacting with U.S. public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our transition to being a U.S. public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.
Expectations of our company relating to environmental, social and governance factors may impose additional costs and expose us to new risks.
There is an increasing focus from certain investors, consumers and other key stakeholders concerning corporate responsibility, specifically related to environmental, social and governance (“ESG”) factors. We expect that an increased focus on ESG considerations will affect some aspects of our operations. There are a number of constituencies that are involved in a range of ESG issues including investors, special interest groups, public and consumer interest groups and third-party service providers. As a result, there is an increased emphasis on corporate responsibility ratings and a number of third parties provide reports on companies in order to measure and assess corporate responsibility performance. In addition, the ESG factors by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. Alternatively, if we are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We risk damage to our brands and our reputation in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies. We may be required to make substantial investments in matters related to ESG, which could require significant investment and impact our operating results. Any failure in our decision-making or related investments in this regard could affect consumer perception of our brands. Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized by various constituencies for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives are not executed as planned with respect to our ESG considerations, our business, financial condition and results of operations could be materially and adversely affected.
Risks Related to Ownership of Our Ordinary Shares
No market for our ordinary shares currently exists and an active, liquid and orderly trading market may not develop or be maintained, and our share price may be volatile.
Prior to the completion of the separation and distribution, our ordinary shares were not traded on any market. An active, liquid and orderly trading market for our ordinary shares may not develop or be maintained after the completion of the separation and distribution. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. If an active trading market does not develop, you may have difficulty selling your ordinary shares at an attractive price, or at all. The market price of our ordinary shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our ordinary shares, you could lose a substantial part or all of your investment in our ordinary shares.
The following factors could affect our share price:
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our financial performance;

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quarterly variations in the rate of growth of our financial indicators, such as net sales and profitability;

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the public reaction to our press releases, our other public announcements and our filings with the SEC;

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strategic actions by our competitors;

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changes in net sales or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

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speculation in the press or investment community;

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publication of research reports about us or the investment management industry, or the failure of securities analysts to cover our ordinary shares after the completion of the separation and distribution;

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sales of our ordinary shares by us or other shareholders, or the perception that such sales may occur;

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changes in accounting principles, policies, guidance, interpretations or standards;

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additions or departures of key management personnel;

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actions by our shareholders;

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general market and economic conditions;

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adverse publicity about the investment management industry generally, or particular scandals, specifically;

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domestic and international economic, legal and regulatory factors unrelated to our performance; and

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the realization of any risks described under this “Risk Factors” section.

Substantial sales of our ordinary shares by our shareholders could cause the market price of our ordinary shares to decline.
Sales of a substantial number of our ordinary shares into the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline. We are unable to predict the timing or effect of such sales on the market price of our ordinary shares.
All of the ordinary shares distributed to JS Global Shareholders will be freely transferable, except for shares received by our affiliates, as that term is defined in Rule 144 under the Securities Act. Affiliates will be permitted to sell their ordinary shares only pursuant to an effective registration statement under the Securities Act or an exemption from registration, such as Rule 144 under the Securities Act.
Promptly after the completion of the separation and distribution, we intend to file one or more registration statements with the SEC on Form S-8 to register ordinary shares reserved for future issuance under our equity incentive plan. The registration statement on Form S-8 is expected to become effective immediately upon filing and, subject to the satisfaction of vesting conditions, the ordinary shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates.
Furthermore, we may issue additional ordinary shares or convertible securities in public offerings following the completion of the separation or distribution or as consideration for future acquisitions. We cannot predict the size of future issuances of our ordinary shares or securities convertible into ordinary shares or the effect, if any, that future issuances and sales of our ordinary shares will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our ordinary shares. See “Shares Eligible for Future Sale.”
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.
The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our ordinary shares could be negatively impacted. If we obtain securities or industry analyst coverage, and if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the share price and trading volume of our ordinary shares to decline.
Immediately following the completion of the separation and distribution, Mr. Wang will be a substantial shareholder of us and will have influence over matters outside the ordinary course of our business requiring a shareholder vote, which may limit your ability to influence our actions.
Immediately following the completion of the separation and distribution, Mr. Wang, the Chairperson of our Board, will hold or have the ability to control approximately    % of the voting power of our outstanding share capital. As long as Mr. Wang continues to hold or have the ability to control a majority of the voting power of our outstanding shares, he will generally be able to control significant corporate activities, subject to applicable laws, including, among other things:
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the composition of our Board and through our Board, decision-making with respect to our policies and the appointment and removal of corporate officers;

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determinations with respect to mergers, business combinations or dispositions of assets; and

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the adoption of amendments to our New Memorandum and Articles of Association.

In addition, the concentration of Mr. Wang’s ownership could discourage others from making tender offers, which could prevent holders from receiving a premium for their ordinary shares.
Furthermore, our New Memorandum and Articles of Association will provide that Mr. Wang, so long as he and/or his affiliates (as defined in our New Memorandum and Articles of Association) continue to remain beneficial owners (as such term is defined in the Exchange Act) of at least 30.0% of our share capital, shall have the right to appoint a director and that director will serve as the Chairperson of our Board. Should no such director be appointed, the Chairperson of our Board shall be decided by a majority of the directors then in office. Mr. Wang will serve as the initial Chairperson of our Board. See “Description of Share Capital—Directors—Appointment, Disqualification and Removal of Directors.”
Because Mr. Wang’s interests may differ from, or conflict with, ours or from those of our other shareholders, actions that Mr. Wang takes with respect to us, as our controlling shareholder, may not be favorable to us or our other shareholders.
We will be a “controlled company” within the meaning of the rules of NYSE and, as a result, will qualify for exemptions from certain corporate governance requirements. Although we do not intend to rely on these exemptions at this time, we may do so in the future and you may not have the same protections afforded to shareholders of companies that are subject to such requirements.
Upon the completion of the separation and distribution, Mr. Wang, the Chairperson of our Board, will hold or have the ability to control approximately    % of the voting power of our outstanding share capital. As a result, upon the completion of the separation and distribution, we will be a “controlled company” as defined under the corporate governance rules of NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
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the requirement that a majority of our Board consist of independent directors;

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the requirement that our compensation, nominating and corporate governance committee be composed entirely of independent directors; and

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the requirement for an annual performance evaluation of our compensation, nominating and corporate governance committee.

While we do not intend to rely on these exemptions at this time, we may in the future elect to rely on these exemptions and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of                 .

Our New Memorandum and Articles of Association, as well as Cayman Law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our ordinary shares.
Our New Memorandum and Articles of Association will authorize our Board to issue one or more classes or series of preferred shares, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include super voting, special approval, dividend, repurchase rights, liquidation preferences or other rights or preferences superior to the rights of the holders of ordinary shares. The terms of one or more classes or series of preferred shares could adversely impact the value of our ordinary shares. Furthermore, if our Board elects to issue preferred shares it could be more difficult for a third party to acquire us. For example, our Board may grant holders of preferred shares the right to elect some number of our directors in all events or upon the occurrence of specified events or the right to veto specified transactions.
In addition, some provisions of our New Memorandum and Articles of Association could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, including:
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establishing advance notice provisions with regard to shareholder proposals relating to the nomination of candidates for appointment as directors or new business to be brought before meetings of our shareholders;

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providing that the authorized number of directors may be changed only by resolution of our Board;

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providing that all vacancies in our Board may, except as otherwise be required, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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providing that our New Memorandum and Articles of Association may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding voting shares;

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limitations on the ability of shareholders to call special meetings; and

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limitations on the ability of shareholders to act by written consent.

Our New Memorandum and Articles of Association will designate the courts of the Cayman Islands as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our New Memorandum and Articles of Association will provide that, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands (“Cayman Courts”) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:
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any derivative action or proceeding brought on our behalf;

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any action asserting a claim of breach of a fiduciary or other duty owed by any of our current or former directors, officers or other employees or our shareholders;

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any action asserting a claim arising pursuant to any provision of the Companies Act or our New Memorandum and Articles of Association; or

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any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States).

Unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States, including those arising under the Securities Act or Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our share capital will be deemed to have notice of, and consented to, the provisions of our New Memorandum and Articles of Association described in the preceding sentence. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our New Memorandum and Articles of Association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.
Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.
We are an exempted company incorporated under the Companies Act. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.
Our corporate affairs will be governed by our New Memorandum and Articles of Association and the Companies Act. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.
We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that Cayman Courts are unlikely to (i) recognize or enforce against us judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state, and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, Cayman Courts will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our Board or controlling shareholders than they would as public shareholders of a U.S. company.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our New Memorandum and Articles of Association will provide that we will indemnify our directors and officers to the fullest extent permitted by Cayman Law. Our New Memorandum and Articles of Association will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Cayman Law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Law against liability that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Our New Memorandum and Articles of Association will also provide, to the fullest extent permissible under Cayman Law, that our directors and officers shall be indemnified against any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order. Cayman Law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their duties as directors by shifting the burden of such losses and expenses to us. Certain liabilities or expenses covered by our indemnification obligations may not be covered by our directors’ and officers’ liability insurance or the coverage limitation amounts may be exceeded. As a result, any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
We do not currently anticipate paying dividends on our ordinary shares after the completion of the separation and distribution. Consequently, your only opportunity to achieve a return on your investment may be if the price of our ordinary shares appreciates.
We do not currently anticipate paying dividends on our ordinary shares after the completion of the separation and distribution. Any declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our Board and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Cayman Law affecting the payment of dividends and distributions to shareholders and other considerations that our Board deems relevant. Consequently, your only opportunity to achieve a return on your investment in us may be if the price of our ordinary shares appreciates. See “Dividend Policy.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:
•
our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;

•
our ability to commercialize a continuing stream of new products and line extensions that create demand;

•
our ability to effectively manage our future growth;

•
general economic conditions and the level of discretionary consumer spending;

•
our ability to expand into additional consumer markets;

•
our ability to maintain product quality and product performance at an acceptable cost;

•
our ability to compete with existing and new competitors in our markets;

•
problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;

•
the risks associated with doing business globally;

•
inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;

•
our ability to hire, integrate and retain highly skilled personnel;

•
our ability to maintain, protect and enhance our intellectual property;

•
our ability to securely maintain consumer and other third-party data;

•
our ability to comply with ongoing regulatory requirements;

•
the increased expenses associated with being a public company;

•
our status as a “controlled company” within the meaning of the rules of NYSE;

•
our ability to achieve some or all of the anticipated benefits of the separation; and

•
the other risks and uncertainties described under “Risk Factors.”

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this prospectus.

DIVIDEND POLICY
We do not currently anticipate paying dividends on our ordinary shares following the separation and distribution. Any declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our Board and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Cayman Law affecting the payment of dividends and distributions to shareholders and other considerations that our Board deems relevant. See “Risk Factors—Risks Related to Ownership of Our Ordinary Shares—We do not currently anticipate paying dividends on our ordinary shares after the completion of the separation and distribution. Consequently, your only opportunity to achieve a return on your investment may be if the price of our ordinary shares appreciates.”
On March 18, 2021, we declared and paid a special cash dividend of $42.0 million to JS Global. On May 26, 2022, we declared and paid a special cash dividend of $83.5 million to JS Global. On February 15, 2023, we declared and paid a special cash dividend of $15.5 million to JS Global. On February 27, 2023, we declared and paid a special dividend of $94.9 million to JS Global, which consisted of a cash dividend of $44.5 million and amounts receivable of $50.4 million under an intercompany note in satisfaction of such note. In connection with the separation, we expect to declare and pay a special cash dividend of $375.0 million to JS Global for the repayment of JS Global’s outstanding debt under the Facilities Agreement (as defined below). See “Certain Relationships and Related Party Transactions—Related Party Transactions with JS Global—Loans, Contributions and Dividends.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2023 as follows:
•
on an actual basis; and

•
on a pro forma basis, giving effect to the Transactions described in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	As of March 31, 2023
($ in thousands, except share data)	Actual	Pro Forma
Cash and cash equivalents	$181,537	$
Debt:
Term loan, due March 2025(1)	400,000
Term loan, due (2)	—
Total debt(3)	400,000
Shareholders’ equity:
Ordinary shares, $0.20 par value per share; 250,000 shares authorized and 50,000 shares issued and outstanding on an actual basis; shares authorized and shares issued and outstanding on a pro forma basis	10
Preferred shares, $ par value per share; no shares authorized, issued and outstanding on an actual basis; shares authorized; and no shares issued or outstanding on a pro forma basis	—
Additional paid-in capital	941,210
Retained earnings	923,551
Accumulated other comprehensive loss	(6,764)
Total shareholders’ equity	1,858,007
Total capitalization	$2,258,007	$

(1)
Consists of outstanding borrowings as of March 31, 2023 under the $500.0 million term loan facility; see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” Amount excludes deferred financing costs of $1.2 million as of March 31, 2023.

(2)
Consists of a senior secured term loan issued pursuant to a new loan agreement entered into on or prior to the completion of the separation and distribution; see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” Amount excludes deferred financing costs related to the issuance of the new loan agreement.

THE SEPARATION AND DISTRIBUTION TRANSACTIONS
The Separation
JS Global has determined to separate SharkNinja from JS Global.
As part of the separation, JS Global intends to effect a reorganization whereby: (i) JS Global forms a wholly owned subsidiary, SharkNinja, Inc., (ii) we and JS Global effect certain transfers and transactions such that, among other things, (a) JS Global directly owns all outstanding shares of SharkNinja SPV and (b) SNJP and our APAC distribution channels are transferred to JS Global and (iii) JS Global contributes all outstanding shares of SharkNinja SPV to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc. (following which, we will be governed by the New Memorandum and Articles of Association). Therefore, prior to the completion of the separation and distribution, we will be a wholly owned subsidiary of JS Global and all of our outstanding ordinary shares will be owned by JS Global.
As part of the separation and distribution, we intend to enter into the Separation and Distribution Agreement with JS Global. The Separation and Distribution Agreement will set forth our agreements with JS Global regarding the principal actions to be taken in connection with the separation and distribution. We will also enter into various other agreements that will govern certain aspects of our relationship with JS Global following the separation. The following are the principal steps of the separation:
•
Transfer of Assets and Liabilities.   Pursuant to the Separation and Distribution Agreement, JS Global intends to transfer to us the SharkNinja Business.

•
Transition Services Agreement.   We and JS Global intend to enter into a transition services agreement that will be effective upon the separation, pursuant to which we and JS Global will provide to each other various services.

•
Employee Matters Agreement.   We and JS Global intend to enter into an employee matters agreement that will govern our and JS Global’s respective rights, responsibilities and obligations with respect to the employees and other service providers of each company, and generally will allocate assets, liabilities and responsibilities relating to employees, employment matters and employee compensation and benefit plans and programs.

•
Brand License Agreement.   We intend to enter into a brand license agreement with JS Global entities, pursuant to which we will grant to JS Global entities the non-exclusive rights to obtain, produce and source, and the exclusive rights to distribute and sell, our brands of products in certain international markets (and, in connection with the foregoing, each of us and JS Global entities will grant the other certain licenses in certain intellectual property related to products sold under our brands).

•
Sourcing Services Agreement with JS Global.   We intend to continue to rely on JS Global for certain supply chain services, including supplier management and supply chain strategy, and intend to enter into an agreement with JS Global with respect to such services.

•
Sourcing Services Agreement with Joyoung.   We intend to continue to rely on Joyoung for certain supply chain services, including product procurement, and intend to enter into an agreement with Joyoung with respect to such services.

•
Product Development Agreement.   We intend to enter into a product development agreement with JS Global to provide certain research and development, and related product management, services to JS Global entities.

The Distribution
JS Global intends to make a distribution to the JS Global Shareholders of all of its equity interest in us in the form of a dividend of our ordinary shares.
While, as of the date of this prospectus, JS Global intends to effect the separation and distribution, JS Global has no obligation to pursue or consummate the separation and distribution by any specified date or at all. If pursued, the separation and distribution are subject to various conditions, including receipt of any necessary regulatory or other approvals. If the conditions to the separation and distribution are not satisfied, JS Global may decide to waive one or more of these conditions and consummate the separation and distribution.
For additional information on the separation and distribution, see the JS Global Circular, a copy of which will be filed as Exhibit      to this registration statement.
Reasons for the Separation and Distribution
Following JS Global’s assessment of the overall market positions of product offerings under the Shark, Ninja and Joyoung brands, JS Global recognized that continued success in each market requires geographic-specific considerations, including consumer habits, localized lifestyle differences, cultural differences and consumer and market preferences. As a result, the JS Global Board believes that the best strategy to drive global business growth and expand its presence in localized markets at this time is to separate into its two primary delineated markets: (i) the APAC region and (ii) North America, Europe and other select international markets. JS Global intends to remain listed on the Stock Exchange of Hong Kong (with Joyoung remaining listed on the Shenzhen Stock Exchange) and focus on the APAC region, while SharkNinja, as a separate entity, intends to list on NYSE and focus on North America, Europe and other select international markets.
The JS Global Board believes that the separation and distribution at this time is commercially beneficial to JS Global and SharkNinja and in the interest of the JS Global Shareholders as a whole as it expects the following benefits:

•
the separation would strengthen the operational management ability of both JS Global and SharkNinja, and their respective abilities to recruit and retain personnel;

•
the separation and distribution would create two independent businesses, JS Global and SharkNinja, with enhanced geographic focus, each of which the JS Global Board believes is well positioned for continued growth and market share capture, driven by innovation and new product offerings in their respective areas;

•
the separation and distribution would be conducive to improving the operation, financial transparency and corporate governance level of JS Global and SharkNinja, respectively, through which investors could form a better understanding of, and make investment decisions in, businesses with different focuses, thus achieving reasonable valuations, enhancing the interests of all shareholders of JS Global and SharkNinja; and

•
the separation and distribution would enable shareholders and investors to assess the investment propositions of each business of JS Global and SharkNinja individually and freely select whether to continue to participate in both businesses or adjust their investment exposure, so as to unlock and enhance the market value of both JS Global and SharkNinja.

Following the completion of the separation and distribution, JS Global will continue to engage in the design, production, marketing and distribution of various product offerings under the Shark and Ninja brands across the APAC region. While such product offerings will be under the Shark and Ninja brands, the products designed for the APAC markets will generally be distinct and designed to cater to local consumer preferences. Alongside this operation, JS Global will continue its existing Joyoung business that it has been operating for almost 30 years. Joyoung primarily engages in product research, design, marketing, export and distribution of products under the Joyoung brand, including soybean milk makers, juicers, rice cookers and air fryers. Joyoung products are primarily sold in Mainland China, and Joyoung has a leading position in Mainland China in various small household appliance products. JS Global and Joyoung have historically manufactured, and procured their suppliers to manufacture, certain Shark and Ninja branded products, including cooking appliances, food preparation appliances and floorcare products, which we then distribute in the North American and European markets. Following the completion of the separation and distribution, we will pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis as we establish independent sourcing capabilities, and Joyoung will manufacture, or procure its suppliers to manufacture, certain products on our behalf on which we will pay Joyoung an arm’s-length markup.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma condensed consolidated financial information consists of an unaudited pro forma condensed consolidated balance sheet as of March 31, 2023, an unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2023 and an unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2022.
The unaudited pro forma condensed consolidated balance sheet as of March 31, 2023, presents our consolidated financial position after giving pro forma effect to the separation and distribution, including the refinancing of our indebtedness and related dividend to JS Global (collectively, the “Transactions”), as described in Note 1 below, as if the Transactions occurred on March 31, 2023.
The unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2023 presents our consolidated results of operations after giving pro forma effect to the Transactions as if the Transactions occurred on January 1, 2022, the first day of fiscal year 2022.
The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2022 presents our consolidated results of operations after giving pro forma effect to the Transactions as if the Transactions occurred on January 1, 2022, the first day of fiscal year 2022.
The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X using the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information has been adjusted to include Transaction Accounting Adjustments (as defined below), which reflect the application of the accounting required by GAAP, linking the effects of the Transactions to our historical consolidated financial statements. The unaudited pro forma condensed consolidated financial information has also been adjusted to include the Autonomous Entity Adjustments (as defined below) to present the impact of certain items, as described in Note 1 below, on the results of operations as if we were a standalone entity.
The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of financial results that would have been attained had the Transactions occurred on the dates indicated above and does not project our results of operations or financial position for any future period or as of any future date. The unaudited pro forma condensed consolidated financial information also does not give effect to the potential impact of any operating synergies or cost savings that may result from the Transactions. In addition, the pro forma condensed consolidated financial information is not intended to present the results that JS Global would have attained for the APAC region had the Transactions occurred on the dates indicated above, and should not be relied upon for such purposes. Our future results of operations or financial position may vary significantly from the results reflected in the unaudited pro forma condensed consolidated statement of income and should not be relied on as an indication of our results after the consummation of the Transactions. See “Risk Factors—Risks Related to the Separation and Distribution and Being a Public Company—We have no operating history as a stand-alone public company, and our historical financial data is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.” However, we believe that the assumptions provide a reasonable basis for presenting the effects of the Transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information.

SHARKNINJA, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of March 31, 2023
(in thousands, except par value amounts)
	SharkNinja Global SPV, LTD.	Divestiture Transactions Adjustments		As Adjusted Before Other Transaction Accounting Adjustments and Autonomous Entity Adjustments	Other Transaction Accounting Adjustments		Autonomous Entity Adjustments	SharkNinja Inc.
Assets
Current assets:
Cash and cash equivalents	$181,537	$(2,961)	[a]	$178,576	$8,830	[b]	$—	$
					(48,812)	[c]	—
						[d]	—
Restricted cash	25,914	—		25,914	—		—
Accounts receivable, net	780,558	(27,961)	[a]	752,597	—		—
Inventories	510,472	(10,771)	[a]	499,701	—		—
Prepaid expenses and other current assets	80,436	(113)	[a]	80,323	(8,830)	[b]	—
Total current assets	1,578,917	(41,806)		1,537,111	(48,812)		—
Property and equipment, net	144,942	(1,787)	[a]	143,155	—		—
Operating lease right-of-use assets	65,552	(590)	[a]	64,962	—		—
Intangible assets, net	488,518	—		488,518	—		—
Goodwill	840,183	—		840,183	—		—
Deferred tax assets, noncurrent	5,017	(3,062)	[a]	1,955	—		—
Other assets, noncurrent	43,699	(342)	[a]	43,357	—		—
Total assets	$3,166,828	$(47,587)		$3,119,241	$(48,812)		$—	$
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$275,955	$(17,661)	[a]	$258,294	$—		$—
Accrued expenses and other current liabilities	483,643	(12,233)	[a]	471,410	(5,355)	[c]	—
Tax payable	8,539	—		8,539			—
Current portion of long-term debt	99,503	—		99,503		[d]	—
Total current liabilities	867,640	(29,894)		837,746	(5,355)		—
Long-term debt	299,340	—		299,340		[d]	—
Operating lease liabilities, noncurrent	61,242	(249)	[a]	60,993	—		—
Deferred tax liabilities, noncurrent	54,546	—		54,546	—		—
Other liabilities, noncurrent	26,053	—		26,053	—		—
Total liabilities	$1,308,821	$(30,143)		$1,278,678	$(5,355)		$—
Shareholders’ equity:
Ordinary shares, $0.20 par value per share, 250,000 shares authorized, 50,000 shares issued and outstanding as of March 31, 2023 on a historical basis and $ par value per share, shares authorized, shares issued and outstanding as of March 31, 2023 on a pro forma basis	$10	$—		$10	$—	[e]	$—	$
Additional paid-in capital	941,210	—		941,210	—	[e]	—
Retained earnings	923,551	(17,444)	[a]	906,107	(43,457)	[c]	—
						[d]	—
Accumulated other comprehensive loss	(6,764)	—		(6,764)	—		—
Total shareholder’s equity	$1,858,007	(17,444)		1,840,563	(43,457)		—
Total liabilities and shareholders’ equity	$3,166,828	$(47,587)		$3,119,241	$(48,812)		$—	$
See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.”

SHARKNINJA, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Three Months Ended March 31, 2023
(in thousands, except share and per share amounts)
	SharkNinja Global SPV, LTD.	Divestiture Transactions Adjustments		Before Other Transaction Accounting Adjustments and Autonomous Entity Adjustments	Other Transaction Accounting Adjustments		Autonomous Entity Adjustments		SharkNinja Inc.
Net sales	$855,282	$(19,060)	[f]	$836,222	$—		$—		$
Cost of sales	454,739	(25,898)	[f]	428,841	—		7,095	[k]
Gross profit	400,543	6,838		407,381	—		(7,095)
Operating expenses:
Research and development	$58,725	$(99)	[f]	$56,626	$—		$—		$
Sales and marketing	152,120	(5,052)	[f]	147,068	—		—
General and administrative	67,068	(917)	[f]	66,151	(18,468)	[h]	—
Total operating expenses	277,913	(6,068)		271,845	(18,468)		—
Operating income	122,630	12,906		135,536	—		(7,095)
Interest expense, net	(8,489)	2	[f]	(8,487)		[i]	—
Other expense, net	(2,780)	(5)	[f]	(2,785)	—			[l]
Income before income taxes	111,361	12,903		124,264	18,468		(7,095)
Provision for income taxes	24,265	(162)	[f]	27,082	4,063	[j]	(1,561)	[m]
		2,979	[g]		—
Net income	$87,096	$10,086		$97,182	$14,405		$(5,534)		$
Net income per share, basic and diluted	$1,742
Weighted-average number of shares used in computing net income per share, basic and diluted	50,000
Pro forma net income per share:
Basic and diluted								[v]	$
Pro forma number of shares used in computing net income per share:
Basic and diluted								[v]
See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.”

SHARKNINJA, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2022
(in thousands, except share and per share amounts)
	SharkNinja Global SPV, LTD.	Divestiture Transactions Adjustments		As Adjusted Before Other Transaction Accounting Adjustments and Autonomous Entity Adjustments	Other Transaction Accounting Adjustments		Autonomous Entity Adjustments		SharkNinja, Inc.
Net sales	$3,717,366	$(94,510)	[n]	$3,622,856	$—		$—		$
Cost of sales	2,307,172	(134,800)	[n]	2,172,372	—		75,622	[s]
Gross profit	1,410,194	40,290		1,450,484	—		(75,622)
Operating expenses:
Research and development	$215,660	$(724)	[n]	$214,936	$—		$—		$
Sales and marketing	621,953	(23,658)	[n]	598,295	—		—
General and administrative	251,207	(3,485)	[n]	247,722	61,925	[p]	—
Total operating expenses	1,088,820	(27,867)		1,060,953	61,925		—
Operating income	321,374	68,157		389,531	(61,925)		(75,622)
Interest expense, net	(27,021)	2	[n]	(27,019)		[q]	—
Other income, net	7,631	3,068	[n]	10,699	—			[t]
Income before income taxes	301,984	71,227		373,211	(61,925)		(75,622)
Provision for income taxes	69,630	(1,842)	[n]	85,293	(13,624)	[r]	(16,637)	[u]
		17,505	[o]
Net income	$232,354	$55,564		$287,918	$(48,301)		$(58,985)		$
Net income per share, basic and diluted	$4,647
Weighted-average number of shares used in computing net income per share, basic and diluted	50,000
Pro forma net income per share:
Basic and diluted								[v]	$
Pro forma number of shares used in computing net income per share:
Basic and diluted								[v]
See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.”

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
1.
Description of the Transactions & Basis of Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X and presents our pro forma financial condition and results of operations based upon the historical financial information after giving effect to the Transactions and related adjustments set forth in the notes to the unaudited pro forma condensed consolidated financial information. Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this registration statement. As the unaudited pro forma condensed consolidated financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances. In addition, the unaudited pro forma condensed consolidated financial information does not reflect any cost savings or operating synergies that the consolidated company may achieve as a result of the Transactions.
The unaudited pro forma condensed consolidated balance sheet as of March 31, 2023 gives pro forma effect to the Transactions as if they occurred on March 31, 2023. The unaudited pro forma condensed and consolidated statements of income for the three months ended March 31, 2023 and the year ended December 31, 2022 give pro forma effect to the Transactions as if they occurred on January 1, 2022.
Refinancing
On or prior to the completion of the separation and distribution, we expect to obtain $     million from a new credit facility to replace our existing Facilities Agreement (as defined below). In connection with the separation, we expect to declare and pay a special cash dividend of $375.0 million to JS Global for the repayment of JS Global’s outstanding debt under the Facilities Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” and “Certain Relationships and Related Party Transactions—Related Party Transactions with JS Global—Loans, Contributions and Dividends.”
Separation and Distribution Transactions
Prior to the completion of the separation and distribution but subsequent to the three months ended March 31, 2023, we intend to enter into the Separation and Distribution Agreement with JS Global. We also intend to enter into various other agreements to provide a framework for our relationship with JS Global after the separation, including the Transition Services Agreement, the Employee Matters Agreement, the Brand License Agreement, the Sourcing Services Agreement (JS Global), the Sourcing Services Agreement (Joyoung) and the Product Development Agreement. The Brand License Agreement, the Transition Services Agreement, the Sourcing Services Agreement (JS Global) and the Product Development Agreement are the only agreements that have an impact on the unaudited pro forma condensed consolidated financial information.
As part of the separation, JS Global intends to effect a reorganization whereby: (i) JS Global forms a wholly owned subsidiary, SharkNinja, Inc., (ii) we and JS Global effect certain transfers and transactions such that, among other things, (a) JS Global directly owns all outstanding shares of SharkNinja SPV and (b) SNJP and our APAC distribution channels are transferred to JS Global and (iii) JS Global contributes all outstanding shares of SharkNinja SPV to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc. (following which, we will be governed by New Memorandum and Articles of Association). In particular, we intend to complete the Divestitures and effect the Product Procurement Adjustment. The Divestitures and the Product Procurement Adjustment will be collectively referred to herein as the “Divestiture Transactions.”
Divestitures
SNJP was formed to distribute our products in the APAC region through SharkNinja Europe Ltd., which controls the applicable underlying intellectual property rights. As a result of the separation, JS

Global would own and manage SNJP, as well as the distribution rights for certain of our products in the APAC region through the Brand License Agreement between us and JS Global. As a result of the separation, all sales in the APAC region would be managed by and reported to JS Global, and SNJP would purchase our products directly from JS Global. Pursuant to the Brand License Agreement, we would only be entitled to royalty revenue for sales of our products in the APAC region, through which we will earn royalty income of 3% of net sales for each unit of our products sold by or on behalf of JS Global in the APAC region, subject to certain adjustments. Further, in accordance with the Product Development Agreement, we will also be entitled to compensation for our product research and development and product management services provided to JS Global as it relates to our products sold in the APAC region, through which we will earn income of approximately $       million annually, subject to certain adjustments.
Product Procurement Agreement
Historically, we have purchased the majority of our inventory from (i) one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and (ii) JS Global Trading (“JSGTC”), a purchasing office wholly owned by JS Global. SNHK purchases inventory for our U.S. and European selling entities from suppliers in the APAC region and is responsible for managing the related supply chain operation and procurement process. In our consolidated statements of income for the three months ended March 31, 2023 and the year ended December 31, 2022 included elsewhere in this prospectus, the historical markup on inventory purchased from SNHK was eliminated in consolidation as an intercompany transaction, while the markup on inventory purchased from JS Global was included in cost of sales. As a result of the separation, we intend to purchase 100% of our inventory from SNHK and will no longer purchase inventory from JS Global. Thus, the markup on all inventory purchased will be completely eliminated in consolidation.
Autonomous Entity Adjustments
The following adjustments reflect the impact of certain agreements entered into with JS Global in connection with the separation and distribution in order to reflect the financial condition and results of operations as if we were a standalone entity (collectively, the “Autonomous Entity Adjustments”). These include:

•
The inclusion of incremental income that will be earned in connection with the Transition Services Agreement through which we will provide various transition services to JS Global following the separation (the “Transition Services Agreement Adjustment”).

•
The impact of additional costs for supply chain services that will be incurred in connection with the Sourcing Services Agreement (JS Global) through which JS Global will provide certain supply chain services, including supplier management and supply chain strategy, following the separation (the “Sourcing Services Agreement Adjustment”).

See “The Separation and Distribution Transactions—The Separation” and “Certain Relationships and Related Party Transactions” for additional information regarding the various agreements referred to above.
2.
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed consolidated balance sheet as of March 31, 2023, as follows:
Transaction Accounting Adjustments for the Divestiture Transactions

a.
Reflects the transfer of the assets and liabilities of SNJP and certain APAC region distribution arrangements to JS Global upon the Divestitures. Included in the unaudited pro forma condensed consolidated balance sheet are adjustments of $3.0 million to cash and cash equivalents, $28.0 million to accounts receivable, net, $10.8 million to inventories, $0.1 million to prepaid expenses and other current assets, $1.8 million to property and equipment, net, $0.6 million to operating lease right-of-use assets, $3.1 million to deferred tax assets, noncurrent, $0.3 million to other assets, noncurrent, $17.7 million to accounts payable, $12.2 million to accrued expenses and other current liabilities and $0.3 million to operating lease liabilities, noncurrent, that are reflected in the consolidated balance sheet as of March 31, 2023. These adjustments represent the net book value of transferred assets and liabilities, with a corresponding adjustment to retained earnings of $17.4 million for the difference between the transferred assets and liabilities. Included in the adjustment of $10.8 million to inventories is the elimination of $0.2 million related to the markup applied to the cost of inventory purchased from JSGTC, as the pro forma balance sheet assumes our March 31, 2023 inventory balance consists entirely of inventory purchased from SNHK, with a corresponding decrease to accounts payable for the same amount.
Other Transaction Accounting Adjustments

b.
Represents repayment of approximately $8.8 million made by certain executives prior to the closing of the Transactions, but after March 31, 2023, which was applied to the outstanding balance of their 2021 Employee Notes.

See “Related Party Transactions with our Executive Officers” and Note 12 of our condensed consolidated financial statements as of and for the three months ended March 31, 2023 included elsewhere in this prospectus for additional information regarding the 2021 Employee Notes referred to above.

c.
Reflects settlement of approximately $48.8 million of transaction-related costs incurred in connection with the Transactions, of which $5.4 million were recorded in accrued expenses and other current liabilities in the historical consolidated balance sheets as of March 31, 2023 and the remaining estimated transaction costs of $43.4 million are recorded as a reduction to retained earnings in the unaudited pro forma condensed consolidated balance sheet.

d.
Reflects the proceeds received from a new credit facility of approximately $     million, of which $      million was used to refinance an existing term loan (the “Secured Term Loan”) and revolving credit agreement (the “Revolving Facility” and together with the Secured Term Loan, the “Facilities Agreement”), $      million was used to pay transaction costs associated with the new credit facility, $     million was used to pay a dividend to JS Global and $      million was used to pay withholding taxes associated with the dividend to JS Global.

Refer to Note 7 of our condensed consolidated financial statements as of and for the three months ended March 31, 2023 included elsewhere in this prospectus for additional information regarding the Secured Term Loan and Revolving Facility.

e.
Reflects the elimination of SharkNinja SPV’s ordinary shares and issuance of ordinary shares of SharkNinja, Inc. in accordance with the New Memorandum and Articles of Association, as described in Note 1 above, and the related impact on additional paid-in capital.

3.
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income

Transaction Accounting Adjustments and Autonomous Entity Adjustments include the following adjustments related to the unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2023, as follows:
Transaction Accounting Adjustments for the Divestiture Transactions

f.
Reflects the elimination of net sales of $19.1 million, cost of sales of $25.9 million, operating expenses of $6.1 million, interest expense, net, of less than $0.1 million, other expense, net, of less than $0.1 million and provision for income taxes of $0.2 million recorded during the three months ended March 31, 2023 related to SNJP and our APAC distribution channels, as if the Divestitures occurred on January 1, 2022. Included within the elimination of net sales is incremental royalty income of $0.6 million earned as a result of the Brand License Agreement pursuant to which we would have received royalty compensation from JS Global on a per unit sale basis for JS Global’s distribution in the APAC region, as if the Brand License Agreement was effective as of January 1, 2022. Further included within the elimination of other expense, net is incremental income of $     million earned as a result of the Product Development Agreement pursuant to which we would have received income from JS Global for our product research and development and product management services for our products sold in the APAC region, as if the Product

Development Agreement was effective as of January 1, 2022. Included in the elimination of cost of sales is $12.9 million related to the Product Procurement Adjustment.

g.
Reflects the income tax effect of $3.0 million related to the Divestiture Transactions. Included in this adjustment is an increase in the provision for income taxes of $2.8 million related to the Product Procurement Adjustment, determined using an effective tax rate of 22.0%, an increase of $0.2 million for the incremental income tax on the royalty income as described in Note (f) above and an increase of $     million for the incremental income tax on the income received in connection with the Product DevelopmentAgreement as described in Note (f) above.

Other Transaction Accounting Adjustments

h.
Reflects the elimination of transaction-related costs of approximately $18.5 million in connection with the Transactions that were reflected in the historical consolidated statement of income for three months ended March 31, 2023. These transaction-related costs are reflected as if incurred on January 1, 2022, the date the Transactions occurred for purposes of the unaudited pro forma condensed consolidated statements of income.

Refer to Note (c) for the impact of the transaction-related costs on the unaudited pro forma condensed consolidated balance sheet and Note (p) for the impact of the transaction-related costs on the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2022.

i.
Reflects the incremental interest expense of $     million for the three months ended March 31, 2023 as a result of the proceeds received of $     million from a new credit facility as if such proceeds were received on January 1, 2022, offset by the reduction in interest expense of $     million for the three months ended March 31, 2023 as a result of the $     million repayment of the Secured Term Loan as if such repayment occurred on January 1, 2022. The incremental interest expense on the new credit facility was calculated assuming an interest rate of     %.

Refer to Note (d) for the impact of the repayment of the Secured Term Loan and receipt of proceeds under the new credit facility on the unaudited pro forma condensed consolidated balance sheet and Note (q) for the impact on the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2022.

j.
Reflects the income tax effect of $4.1 million related to the transaction accounting adjustments in Note (h) and Note (i). Included in this adjustment is an increase in the provision for income taxes of $4.1 million related to the elimination of $18.5 million transaction-related costs as described in Note (h) above and an increase of $     million for the incremental income tax on the additional interest expense as described in Note (i) above, both determined using an effective tax rate of 22.0%.

Autonomous Entity Adjustments

k.
Reflects the incremental cost of sales of $7.1 million that was not reflected in the historical consolidated statement of income for the three months ended March 31, 2023 related to the Sourcing Services Agreement Adjustment.

l.
Reflects the additional income of $     million that was not reflected in the historical consolidated statement of income for the three months ended March 31, 2023 related to the Transition Services Agreement Adjustment.

m.
Reflects the income tax effect of $1.6 million related to the Autonomous Entity Adjustments. Included in this adjustment is a decrease in the provision for income taxes of $1.6 million related to the Sourcing Services Agreement Adjustment as described in Note (k) above, determined using an effective tax rate of 22.0%. Offsetting this decrease is an increase in the provision for income taxes of $     million related to the additional income recognized as a result of the Transfer Services Agreement Adjustment as described in Note (l) above, determined using an effective tax rate of 22.0%.

Transaction Accounting Adjustments and Autonomous Entity Adjustments include the following adjustments related to the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2022, as follows:
Transaction Accounting Adjustments for the Divestiture Transactions

n.
Reflects the elimination of net sales of $94.5 million, cost of sales of $134.8 million, operating expenses of $27.9 million, interest expense, net, of less than $0.1 million, other expense, net, of $3.1 million and provision for income taxes of $1.8 million recorded during the year ended December 31, 2022 related to SNJP and our APAC distribution channels, as if the Divestitures occurred on January 1, 2022. Included within the elimination of net sales is incremental royalty income of $2.9 million earned as a result of the Brand License Agreement pursuant to which we would have received royalty compensation from JS Global on a per unit sale basis for JS Global’s distribution in the APAC region, as if the Brand License Agreement was effective as of January 1, 2022. Further included within the elimination of other expense, net is incremental income of $     million earned as a result of the Product Development Agreement pursuant to which we would have received income from JS Global for our product research and development and product management services for our products sold in the APAC region, as if the Product Development Agreement was effective as of January 1, 2022. Included in the elimination of cost of sales is $70.3 million related to the Product Procurement Adjustment.

o.
Reflects the income tax effect of $17.5 million related to the Divestiture Transactions. Included in this adjustment is an increase in the provision for income taxes of $15.5 million related to the Product Procurement Adjustment, determined using an effective tax rate of 22.0%, an increase of $0.7 million for the incremental income tax on the royalty income as described in Note (n) above, an increase of $1.3 million as a result of certain transfer pricing deductions related to SNJP that will not be received by us going forward as a result of the Divestitures and an increase of $     million for the incremental income tax on the income received in connection with the Product Development Agreement, as described in Note (n) above.

Other Transaction Accounting Adjustments

p.
Represents incremental transaction-related costs of approximately $61.9 million in connection with the Transactions that were not reflected in the historical consolidated statement of income for the year ended December 31, 2022. These transaction-related costs are reflected as if incurred on January 1, 2022, the date the Transactions occurred for purposes of the unaudited pro forma condensed consolidated statements of income.

Refer to Note (c) for the impact of the transaction-related costs on the unaudited pro forma condensed consolidated balance sheet and Note (h) for the impact of the transaction-related costs on the unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2023.

q.
Reflects the incremental interest expense of $     million for the year ended December 31, 2022 as a result of the proceeds received of $     million from a new credit facility as if such proceeds were received on January 1, 2022 and the write-off of deferred financing costs of $2.1 million related to the extinguishment of the Secured Term Loan, offset by the reduction in interest expense of $     million for the year ended December 31, 2022 as a result of the $     million repayment of the Secured Term Loan as if such repayment occurred on January 1, 2022. The incremental interest expense on the new credit facility was calculated assuming an interest rate of     %.

Refer to Note (d) for the impact of the repayment of the Secured Term Loan and receipt of proceeds under the new credit facility on the unaudited pro forma condensed consolidated balance sheet and Note (i) for the impact on the unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2023.

r.
Reflects the income tax effect of $13.6 million related to the transaction accounting adjustments in Note (p) and Note (q). Included in this adjustment is a decrease in the provision for income taxes of $13.6 million related to the incremental transaction-related costs of $61.9 million as described in Note (p) above, offset by an increase of $     million for the incremental income tax on the additional interest expense as described in Note (q) above, both determined using an effective tax rate of 22.0%. Also included in this adjustment is withholding taxes of $     million associated with the dividend to JS Global.
Autonomous Entity Adjustments

s.
Reflects the incremental cost of sales of $75.6 million that was not reflected in the historical consolidated statement of income for the year ended December 31, 2022 related to the Sourcing Services Agreement Adjustment.

t.
Reflects the additional income of $     million that was not reflected in the historical consolidated statement of income for the year ended December 31, 2022 related to the Transition Services Agreement Adjustment.

u.
Reflects the income tax effect of $16.6 million related to the Autonomous Entity Adjustments. Included in this adjustment is a decrease in the provision for income taxes of $16.6 million related to the Sourcing Services Agreement Adjustment as described in Note (s) above, determined using an effective tax rate of 22.0%. Offsetting this decrease is an increase in the provision for income taxes of $     million related to the additional income recognized as a result of the Transfer Services Agreement Adjustment as described in Note (t) above, determined using an effective tax rate of 22.0%.

v.
The basic and diluted pro forma net income per share represents net income divided by the weighted average ordinary shares outstanding, using the historical weighted average shares outstanding.

The table below presents the computation of pro forma basic and dilutive net income per share for the three months ended March 31, 2023:
(in thousands, except share and per share data)	Three Months Ended March 31, 2023
Numerator:
Pro forma net income, basic and diluted	$
Denominator:
Weighted-average shares used in computing pro forma net income per share—basic and diluted(1)
Pro forma net income per share—basic and diluted	$

(1)
For the three months ended March 31, 2023, there were no potentially convertible instruments that would have a dilutive effect on the basic pro forma net income per share.

The table below presents the computation of pro forma basic and dilutive net income per share for the year ended December 31, 2022:
(in thousands, except share and per share data)	Year Ended December 31, 2022
Numerator:
Pro forma net income, basic and diluted	$
Denominator:
Weighted-average shares used in computing pro forma net income per share—basic and diluted(1)
Pro forma net income per share—basic and diluted	$

(1)
For the year ended December 31, 2022, there were no potentially convertible instruments that would have a dilutive effect on the basic pro forma net income per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk Factors.” See also “Cautionary Note Regarding Forward-Looking Statements.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Overview
SharkNinja is a global product design and technology company that creates innovative 5-star rated lifestyle solutions for consumers around the world. We have built two billion-dollar brands that drive strong growth and innovation across the 30 sub-categories in which we compete today. We have a proven track record of entering and establishing leadership positions by disrupting the market across household product categories, including Cleaning, Cooking, Food Preparation and Other, which includes Home Environment and Beauty.
Our success is centered around our advanced engineering and innovation capabilities coupled with our deep understanding of consumer needs. We relentlessly seek to deliver innovative home appliances at compelling value in order to delight consumers. Our continued growth in sales and increasing market share demonstrate that our products deliver lifestyle solutions that meet our consumers’ evolving needs and desires.
We drive high brand engagement through our dynamic approach to solutions-driven storytelling in categories that we believe have not been historically known for high engagement. This solutions-driven approach focuses on educating the consumer on our innovative solution to a consumer problem that makes their experience more efficient and more enjoyable. Our differentiated storytelling complements our innovative products across a variety of channels, including in-store, online, on television and across social media. This approach engages current and new consumers, fueling demand for our solutions across a variety of categories. Utilizing this strategy, we have built a global community of passionate brand ambassadors who we believe value our innovation, quality and performance.
We sell our products using an omnichannel distribution strategy that consists primarily of retail and DTC channels. Our retail channel covers brick-and-mortar retailers, e-commerce platforms and multichannel retailers, which, in turn, sell our products to the end consumers. Some of the largest retailers we sell to include Walmart, Amazon, Target and Best Buy, as well as a significant number of independent retailers. Our DTC channel covers sales directly to consumers through our websites. The goal of our omnichannel distribution strategy is to be the most prominent and relevant brand wherever our consumers choose to shop.
We have built an agile and efficient supply chain over time and have made significant investments to optimize manufacturing and sourcing. Our supply chain infrastructure harnesses three differentiating factors: (i) long-standing factory partnerships that allow us to rapidly develop and produce our products, (ii) factory flexibility that allows us to incorporate insights and adapt at any stage of the production process and (iii) our volumes and long-term strategic partnerships with key shippers allow us to attain competitive inbound freight rates, even when the market is constrained. We have also made significant investments in local talent to help oversee the production process and ensure that our manufacturers’ products meet our strenuous quality standards.
Our ability to develop innovative consumer products, enter new categories and scale our business has created a compelling financial profile with rapid net sales growth. Our net sales increased from $2.8 billion for the year ended December 31, 2020 to $3.7 billion for the year ended December 31, 2022, representing a CAGR of 16.2%.
Key Factors Affecting Our Performance
We believe that our performance and results of operations have been and will continue to be, affected by a number of factors, including those described below and in the “Risk Factors” included elsewhere in this prospectus.

Continued Product Innovation in Existing Categories and New Adjacent Categories
Our future growth depends, in part, on our ability to introduce new and enhanced products in our existing categories and enter adjacent categories. The success of our new products depends on many factors, including finding innovative solutions to consumer problems, differentiating our products from those of our competitors, obtaining protection for our intellectual property and anticipating consumer trends. By introducing new products, we appeal to a broader range of consumers, which expands our use cases and increases our presence in underserved or untapped markets. To continue with our rapid pace of innovation, we will need to continue to invest in R&D to enhance our product offerings. We believe that our consumer insight capabilities and robust in-house R&D teams, with dedicated engineering and development experts around the globe, enables us to maintain a product pipeline several years into the future. We are relentlessly focused on staying at the forefront of our product categories while entering new adjacent categories through our continuous innovation and ever-evolving consumer insights.
Ability to Attract and Retain Consumers and Increase Consumer Engagement
We believe that we are still in the early stages of growth across our markets and that we can significantly grow our consumer base and the number of our products per household. Our performance will depend on our continued ability to retain existing consumers and attract new consumers to purchase products across our portfolio, which is reliant on us maintaining consumer loyalty and satisfaction. Consumer engagement with our brands is integral to the continued growth and success of our business. We have strategically invested and will continue to invest, significant time and resources towards our marketing initiatives, including long-form advertising to the latest social media platforms, that educate consumers, highlight our quality and value, inspire conversion in-store and online. We have also invested and expect to continue to invest, in our ability to glean consumer insights from a variety of sources, including direct and indirect interactions with consumers and consumer reviews of our products. We believe that continued interactions with consumers allow us to understand their needs and desires, enhancing our product storytelling and inspiring purchases.
Continued Geographic Expansion Within Existing and New International Markets
We believe our ability to expand within existing international markets and enter new international markets will continue to play an integral role in our future growth. We have cultivated our presence in international markets for years, accumulating experience and local resources while building long-term, in-depth cooperation with key retailers. Our ability to grow our business in new international markets will depend on factors such as our marketing efforts, continued consumer satisfaction with our products and understanding consumer preferences in different markets. International expansion may require us to invest in sales and marketing, infrastructure and personnel. As we scale in new markets, we anticipate that we will leverage our existing relationships with key international retail partners and build partnerships with new retailers.
Ability to Manage Costs and Inventory
Our results of operations are affected by our ability to manage our manufacturing and supply costs effectively. Our product costs vary based on the category, level of technological innovation and complexity, as well as the arrangements with our manufacturing partners and the input costs they face. We have continuously expanded our supplier base as we have expanded into new categories and geographies. We ensure that we are multi-sourced across high-volume products to ensure sufficient product supply. Our supply chain remains highly agile with competitive bidding to secure favorable pricing, allowing us to offer greater value to our consumers. Further, we generally have long-standing relationships with our key suppliers that have solidified our supply chain infrastructure and enabled us to source our products effectively.
Continued Execution of Our Omni-channel Strategy
Since our inception, we have relentlessly focused on meeting our consumers where they shop. Our omnichannel strategy has continued to evolve as consumer shopping habits have evolved. We have established credibility through key retail channels, built numerous years’ worth of trust with leading retailers and have had success in our DTC channel, allowing us to gain deeper consumer insights. We have also invested and expect to continue to invest, in growing our teams of sales representatives to keep pace with increasing consumer demand and expand our relationships with both brick-and-mortar and online retailers. Our ability to execute this strategy will depend on various factors such as retailer satisfaction with the sales and profitability of our products, our ability to continue to innovate and our ability to maintain and expand the number of categories in which we are a category captain at key retailers.
Economic Conditions and Seasonality
Demand for our products is impacted by various economic factors that affect our consumers, such as consumer confidence, demographic trends, employment levels, inflation and other economic factors. These factors may influence the extent to which consumers purchase small household appliances. We believe that small appliances, such as our product offerings, are less cyclical than large appliances, which are typically more expensive and involve less frequent purchases by consumers. We also believe that consumers are attracted to our products because of the potential to save money; for instance, purchasing a Ninja Coffee Maker or Foodi Oven enables consumers to reduce spend on coffee and food away from home. In addition, we believe that our net sales include a seasonal component. We expect our net sales to be highest in our third and fourth quarters as retailers are buying products in advance of the holiday season and our online retail and DTC sales, in particular, increase during the holiday season. We expect this seasonality to continue to be a factor in our results of operations.
Key Components of Results of Operations
Net Sales
We offer a broad range of products that span 30 sub-categories primarily within small household appliances. We generate net sales from product sales to retailers, both brick-and-mortar and online, as well as through DTC sales and distributors. We recognize sales upon transfer of control of products to retailers, consumers and distributors, net of returns, discounts and allowances provided to retailers and funding provided to retailers for promotions and advertising of our products. Control is generally transferred upon shipment or delivery of the products, depending on shipping terms. Net sales are impacted by the effect of foreign exchange rates, competition, consumer spending habits and general economic conditions.
We disaggregate the net sales of our products across four categories:
•
Cleaning Appliances, which includes corded and cordless vacuums, including handheld and robotic vacuums, as well as other floorcare products including steam mops and wet/dry cleaning floor products;

•
Cooking and Beverage Appliances, which includes air fryers, multi-cookers, outdoor and countertop grills and ovens, coffee systems, carbonation, cookware, cutlery, kettles, toasters and bakeware;

•
Food Preparation Appliances, which includes blenders, food processors, stand mixers, ice cream makers and juicers; and

•
Other, which includes beauty appliances such as hair dryers and stylers, home environment products, such as air purifiers, humidifiers and garment care products.

Gross Profit and Gross Margin
Gross profit reflects net sales less the cost of sales. Cost of sales primarily consists of the purchase cost of our products from third-party manufacturers, inbound freight costs, tariffs, product quality testing and inspection costs, the costs associated with receiving inventory into our warehouses, depreciation on molds and tooling that we own, warranty costs, damages, obsolescence and shrinkage costs and allocated overhead, including the service fee paid to JS Global for supply chain services.
We calculate gross margin as gross profit divided by net sales. Gross margin is generally impacted by changes in channel mix since our DTC sales usually generate a higher gross margin than sales to retailers and distributors. Additionally, gross margin is also impacted by product category mix, changes in foreign currency fluctuations, changes in tariff policies, fluctuations in inbound freight costs and fluctuations in commodity and component costs.

Operating Expenses
Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. Advertising expenses are the most significant component of our operating expenses and consist of television advertising as well as digital advertising. Personnel-related expenses are the second most significant component of operating expenses and consist of salaries and bonuses, share-based compensation and employee benefit costs. Our operating expenses also include allocated overhead. Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Allocated overhead costs include shared costs associated with facilities, including rent and utilities, information technology and related personnel and depreciation of property and equipment. We expect our operating expenses to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth including through increasing staff levels, expanding research and development and greater marketing activities. We also anticipate increased administrative and compliance costs as a result of becoming a public company.
Research and Development
Research and development costs primarily consist of salaries and related costs for our engineering and product development personnel responsible for the design, development and testing of our products, contractors and consulting expenses, the cost of components and test equipment used for product, tooling and prototype development, prototype expenses, overhead cost and amortization of intangible assets related to patents and amortization expenses related to capitalized development software.
Sales and Marketing
Sales and marketing expenses primarily consist of advertising, marketing and other brand-building costs, salaries and associated expenses for sales and marketing teams, shipping and fulfillment costs, including costs for third-party delivery services and shipping materials, overhead cost, amortization expenses of intangible assets related to customer relationships and depreciation expenses.
General and Administrative
General and administrative expenses primarily consist of salaries and associated costs for finance, legal, human resources, information technology and administrative functions, third-party professional service fees for external legal, accounting and other consulting services, depreciation expenses and overhead costs.
Following the separation and distribution, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses to comply with the rules and regulations of the SEC and the listing rules of NYSE, as well as higher expenses for corporate insurance, director and officer insurance, investor relations and professional services.
Interest Expense, Net
Interest expense, net of any interest earned on our cash and cash equivalents and restricted cash, primarily consists of interest on our borrowings, including our term loan facility. See “—Liquidity and Capital Resources—Indebtedness.”
Other Income (Expense), Net
Other income (expense), net primarily consists of gains and losses on foreign currency transactions, equity method investments and foreign currency forward contracts. See “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”
Provision for Income Taxes
Provision for income taxes consists primarily of income taxes in the United States and other foreign jurisdictions in which we conduct our business.

Results of Operations
The following table sets forth our selected consolidated statements of income information for each of the periods indicated:
	Year Ended December 31,			Three Months Ended March 31,
($ in thousands)	2020	2021	2022	2022	2023
Net Sales	$2,753,166	$3,726,994	$3,717,366	$809,626	$855,282
Cost of Sales	1,499,724	2,288,810	2,307,172	457,700	454,739
Gross Profit	1,253,442	1,438,184	1,410,194	351,926	400,543
Operating Expenses:
Research and Development(1)	159,635	200,641	215,660	51,971	58,725
Sales and Marketing(1)	445,084	619,162	621,953	125,541	152,120
General and Administrative(1)	183,286	180,124	251,207	52,025	67,068
Total Operating Expenses	788,005	999,927	1,088,820	229,537	277,913
Operating Income	465,437	438,257	321,374	122,389	122,630
Interest Expense, Net	(40,279)	(16,287)	(27,021)	(4,004)	(8,489)
Other Income (Expense), Net	(5,692)	(7,644)	7,631	(3,909)	(2,780)
Income Before Income Taxes	419,466	414,326	301,984	114,476	111,361
Provision for Income Taxes	92,268	83,213	69,630	25,565	24,265
Net Income	$327,198	$331,113	$232,354	$88,911	$87,096

(1)
Includes share-based compensation as follows:

	Year Ended December 31,			Three Months Ended March 31,
($ in thousands)	2020	2021	2022	2022	2023
Research and Development	$1,713	$2,918	$1,741	$821	$230
Sales and Marketing	1,866	1,755	459	257	101
General and Administrative	6,455	9,251	3,309	1,492	517
Total Share-Based Compensation	$10,034	$13,924	$5,509	$2,570	$848

The following table sets forth our selected consolidated statements of income information as a percentage of our total net sales for each of the periods indicated:
	Year Ended December 31,			Three Months Ended March 31,
	2020	2021	2022	2022	2023
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Sales	54.5	61.4	62.1	56.5	53.2
Gross Profit	45.5	38.6	37.9	43.5	46.8
Operating Expenses:
Research and Development	5.8	5.4	5.8	6.4	6.9
Sales and Marketing	16.2	16.6	16.7	15.5	17.8
General and Administrative	6.6	4.8	6.8	6.4	7.7
Total Operating Expenses	28.6	26.8	29.3	28.3	32.4
Operating Income	16.9	11.8	8.6	15.2	14.4
Interest Expense, Net	(1.5)	(0.4)	(0.7)	(0.5)	(1.0)
Other Income (Expense), Net	(0.2)	(0.2)	0.2	(0.5)	(0.3)
Income Before Income Taxes	15.2	11.2	8.1	14.2	13.1
Provision for Income Taxes	3.4	2.2	1.8	3.2	2.8
Net Income	11.8%	9.0%	6.3%	11.0%	10.3%
Comparison of the Three Months Ended March 31, 2022 and 2023
Net Sales
	Three Months Ended March 31,
($ in thousands, except %)	2022	2023	$ Change	% Change
Net Sales	$809,626	$855,282	$45,656	5.6%
Our net sales increased by $45.7 million, or 5.6%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The increase in net sales resulted primarily from strong sales growth in Europe, particularly in the United Kingdom, driven by demand for air fryers. Growth in Europe was offset by a decline in North America due to retailers reducing their inventory holdings as part of their cash flow management in an uncertain economy and softer consumer demand for some of our product categories.
Net sales in our product categories were as follows:

•
Cooking and Beverage Appliances net sales increased by $24.6 million, or 10.6%, to $256.7 million in the three months ended March 31, 2023, compared to $232.1 million for the three months ended March 31, 2022. This increase was driven by strong sales growth in Europe, specifically in the United Kingdom where we maintained and grew an already dominant market leading position, partially offset by modest declines in North America. Our global growth was further supported by the launch of our outdoor grill in the second half of 2022, which therefore realized a full quarter of sales in the three months ended March 31, 2023.

•
Cleaning Appliances net sales decreased by $22.1 million, or 5.1%, to $414.9 million in the three months ended March 31, 2023, compared to $437.0 million for the three months ended March 31, 2022. This decrease was a result of softness in the North America market, specifically in corded vacuums as consumers shifted towards cordless. This sales decline was partially offset by growth in the multi-floorcare sub-category driven by new product innovation.

•
Food Preparation Appliances net sales decreased by $10.6 million, or 8.3%, to $117.8 million in the three months ended March 31, 2023, compared to $128.5 million for the three months ended March 31, 2022. This decrease was primarily attributable to timing of retailer shipments and reduced retailer inventory, as overall consumer demand remained flat and our market share expanded slightly within this category.

•
Other net sales increased by $53.8 million, or 445.2%, to $65.9 million in the three months ended March 31, 2023, compared to $12.1 million for the three months ended March 31, 2022. This increase was driven by strong sales of our new product launch in the beauty category, the Shark FlexStyle, at the end of 2022.

Gross Profit and Gross Margin
	Three Months Ended March 31,
($ in thousands, except %)	2022	2023	$ Change	% Change
Gross Profit	$351,926	$400,543	48,617	13.8%
Gross Margin	43.5%	46.8%
Our gross profit increased by $48.6 million, or 13.8%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022.
Our gross margin increased by 330 basis points for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The increase in gross margin was primarily attributable to cost tailwinds, including lower average inbound freight on major shipping lanes and favorable foreign exchange rates. We also drove strong sales through our higher margin DTC channel, specifically in the beauty category.
Operating Expenses
	Three Months Ended March 31,
($ in thousands, except %)	2022	2023	$ Change	% Change
Research and Development	$51,971	$58,725	$6,754	13.0%
Percentage of Net Sales	6.4%	6.9%
Sales and Marketing	$125,541	$152,120	$26,579	21.2%
Percentage of Net Sales	15.5%	17.8%
General and Administrative	$52,025	$67,068	$15,043	28.9%
Percentage of Net Sales	6.4%	7.7%
Total Operating Expenses	$229,537	$277,913	$48,376	21.1%
Percentage of Net Sales	28.3%	32.4%
Research and Development
Research and development expenses increased by $6.8 million, or 13.0%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This increase was primarily related to an increase of $2.9 million in personnel-related expenses driven by increased headcount to support new product categories and new market expansion and an increase of $2.5 million in depreciation and amortization expenses. The remainder of the overall increase, which amounted to $1.6 million, was attributable to other overhead costs associated with the product development process to support the continued expansion into new sub-categories in addition to developing new features and functionality for existing subcategories.
Sales and Marketing
Sales and marketing expenses increased by $26.6 million, or 21.2%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This increase was primarily attributable to an increase of $11.5 million in advertising-related expenses to support our launch into new markets and new sub-categories, an increase of $6.3 million in fulfillment expenses to support increased sales, an increase of $4.1 million in personnel-related expenses driven by increased headcount to support the overall growth in the business and new market expansion and an increase of $2.2 million in depreciation and amortization expenses. The remainder of the overall increase, which amounted to $2.4 million, was attributable to other immaterial miscellaneous expenses.

General and Administrative
General and administrative expenses increased by $15.0 million, or 28.9%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This increase was due to an increase of $14.9 million in professional services, primarily driven by costs related to the separation and distribution. This increase was partially offset by a decrease of $2.7 million in depreciation and amortization expenses. The remainder of the overall increase, which amounted to $2.8 million, was attributable to other immaterial miscellaneous expenses.
Interest Expense, Net
	Three Months Ended March 31,
($ in thousands, except %)	2022	2023	$ Change	% Change
Interest Expense, Net	$(4,004)	$(8,489)	$4,485	112.0%
Percentage of Net Sales	(0.5)%	(1.0)%
Interest expense, net increased by $4.5 million, or 112.0%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This increase was primarily due to a $4.0 million increase in interest expense for the Secured Term Loan and Revolving Facility, which was driven by increases in LIBOR rates.
Other Expense, Net
	Three Months Ended March 31,
($ in thousands, except %)	2022	2023	$ Change	% Change
Other Expense, Net	$(3,909)	$(2,780)	$(1,129)	(28.9)%
Percentage of Net Sales	(0.5)%	(0.3)%
Other expense, net decreased by $1.1 million, or 28.9% for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. The decrease was primarily attributable to reduced losses related to foreign currency, including losses on the change in fair value of foreign currency forward contracts.
Provision for Income Taxes
	Three Months Ended March 31,
($ in thousands, except %)	2022	2023	$ Change	% Change
Provision for Income Taxes	$25,565	$24,265	$1,300	(5.1)%
Percentage of Income Before Income Taxes	22.3%	21.8%
Provision for income taxes decreased by $1.3 million, or 5.1%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. Our effective tax rate was 22.3% and 21.8% of our income before income taxes for the three months ended March 31, 2022 and 2023, respectively. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses.
Comparison of the Years Ended December 31, 2020, 2021 and 2022
Net Sales
	Year Ended December 31,			% Change
($ in thousands, except %)	2020	2021	2022	2020 to 2021	2021 to 2022
Net Sales	$2,753,166	$3,726,994	$3,717,366	35.4%	(0.3)%
2022 Compared to 2021
Our net sales decreased by $9.6 million, or 0.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. We maintained net sales in 2022 by growing sales in categories that recently launched including air purification, personal care and ice cream makers. Those increases were offset by the impact of foreign currency as the Great British Pound, the Euro and the Japanese Yen were weaker throughout 2022 as compared to 2021. On a constant currency basis, our net sales would have been $3,805.9 million for the year ended December 31, 2022, an increase of 2.1% compared to the year ended December 31, 2021. In addition, we saw softer consumer demand for some of our product categories as well as retailers reducing their inventory holdings as part of their cash flow management in an uncertain economy.
Net sales in our product categories were as follows:
•
Cleaning Appliances net sales decreased by $18.2 million, or 0.9%, to $1,931.7 million in the year ended December 31, 2022, compared to $1,950.0 million in the same period in 2021. We largely maintained sales in this category as a result of market share gains and new product innovation, despite softer consumer demand for certain types of cleaning appliance products.

•
Cooking and Beverage Appliances net sales decreased by $94.8 million, or 8.1%, to $1,078.6 million in the year ended December 31, 2022, compared to $1,173.4 million in the same period in 2021. This decrease was a result of retailer destocking and softer consumer demand for the category, offset by market share gains.

•
Food Preparation Appliances net sales increased by $42.0 million, or 7.7%, to $590.4 million in the year ended December 31, 2022, compared to $548.4 million in the same period in 2021. The increase in sales was a result of growth within recent new sub-category launches including ice cream makers.

•
Other net sales increased by $61.4 million, or 111.1%, to $116.6 million in the year ended December 31, 2022, compared to $55.2 million in the same period in 2021. This increase was a result of growth within air purification and personal care products, both of which were new sub-categories that launched in the second half of 2021 and benefited from a full year of sales in 2022, along with an expanded product portfolio in existing sub-categories, which was launched throughout 2022.

2021 Compared to 2020
Our net sales increased by $973.8 million, or 35.4%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in net sales across all four of our categories was primarily driven by the strong product launches that we brought to market in 2020 and 2021 coupled with overall market share gains and increased consumer demand for our product lines. In particular, we launched cookware in late 2020, which generated a full year of net sales in 2021 and we launched hair dryers, air purifiers and ice cream makers in late 2021, which also contributed to our increase in net sales.
Net sales in our product categories were as follows:
•
Cleaning Appliances net sales increased by $264.8 million, or 15.7%, to $1,950.0 million in the year ended December 31, 2021, compared to $1,685.1 million in the same period in 2020. This growth was attributable to market share gains in our various markets driven by the continuous innovation that we brought to this category, along with an increase in the underlying size of the market as consumers were spending more time in their homes. Cordless vacuums were the largest contributor of growth within this category where our market share is still less than in corded vacuums in North America and Europe, but is gaining.

•
Cooking and Beverage Appliances net sales increased by $489.0 million, or 71.5%, to $1,173.4 million in the year ended December 31, 2021, compared to $684.3 million in the same period in 2020. This growth came from several areas including cookware, which was launched in late 2020 and generated sales throughout 2021, cutlery, which was launched in 2021 with the Ninja Foodi NeverDull Premium Knife System and strong demand for other products within this category, including countertop grills and ovens, multi-cookers and air fryers. In addition, the market for the products in this category performed well as people spent more time at home throughout 2021, coupled with market share gains as a result of the strong product innovation that we brought to market during this time. New product offerings included the Ninja Foodi Smart XL 6-in-1 Indoor Grill and the Ninja Foodi Smart 10-in-1 XL Pro Air Fry Oven.

•
Food Preparation Appliances net sales increased by $171.5 million, or 45.5%, to $548.4 million in the year ended December 31, 2021, compared to $377.0 million in the same period in 2020. Growth in this category came from both existing sub-categories, such as blenders and food processors, in which we grew our market share and benefited from a growing market, as well as from new sub-categories, such as ice cream makers, which were launched in late 2021.

•
Other net sales increased by $48.5 million, or 717.3%, to $55.2 million in the year ended December 31, 2021, compared to $6.8 million in the same period in 2020. This growth was mainly generated by strong sales within air purification and personal care products, which were both launched in late 2021.

Gross Profit and Gross Margin
	Year Ended December 31,			% Change
($ in thousands, except %)	2020	2021	2022	2020 to 2021	2021 to 2022
Gross Profit	$1,253,442	$1,438,184	$1,410,194	14.7%	(1.9)%
Gross Margin	45.5%	38.6%	37.9%
2022 Compared to 2021
Our gross profit decreased by $28.0 million, or 1.9%, for the year ended December 31, 2022, compared to the year ended December 31, 2021.
Our gross margin decreased by 70 basis points for the year ended December 31, 2022, compared to the year ended December 31, 2021. The decline in gross margin was primarily attributable to certain cost headwinds, including higher average inbound freight, component and commodity costs throughout 2022 as compared to 2021. Our products were also sold more often at promotional prices during 2022, as compared to 2021, in order to ensure strong retailer sell through and strong sales through our own DTC channels. These headwinds were partially offset by the benefit of tariff exclusions on most of the vacuums and air fryers that were imported into the United States from China.
2021 Compared to 2020
Our gross profit increased by $184.7 million, or 14.7%, for the year ended December 31, 2021, compared to the year ended December 31, 2020.
Our gross margin decreased by 690 basis points for the year ended December 31, 2021, compared to the year ended December 31, 2020. The decline in gross margin was primarily attributable to the following factors: a non-recurring tariff refund of $38.1 million, which was recognized in 2020 related to tariffs incurred in 2019, the expiration of tariff exclusions on most vacuums, air fryers and air purifiers imported into the United States from China in 2021, unfavorable foreign currency impacts in 2021 and higher inbound freight, component and commodity costs in 2021. Many of our products imported into the United States from China are subject to 25% Section 301 tariffs. Exclusions from most of the 25% Section 301 tariffs were made effective from October 21, 2021 through December 31, 2022.
Operating Expenses
	Year Ended December 31,			% Change
($ in thousands, except %)	2020	2021	2022	2020 to 2021	2021 to 2022
Research and Development	$159,635	$200,641	$215,660	25.7%	7.5%
Percentage of Net Sales	5.8%	5.4%	5.8%
Sales and Marketing	$445,084	$619,162	$621,953	39.1%	0.5%
Percentage of Net Sales	16.2%	16.6%	16.7%
General and Administrative	$183,286	$180,124	$251,207	(1.7)%	39.5%
Percentage of Net Sales	6.6%	4.8%	6.8%
Total Operating Expenses	$788,005	$999,927	$1,088,820	26.9%	8.9%
Percentage of Net Sales	28.6%	26.8%	29.3%

Research and Development
2022 Compared to 2021
Research and development expenses increased by $15.0 million, or 7.5%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily related to an increase of $16.8 million in personnel-related expenses driven by increased headcount to support new product categories and new market expansion, and an increase of $2.1 million in the cost of prototypes used in product development. The remainder of the overall increase, which amounted to $6.2 million was attributable to other overhead costs associated with the product development process to support the continued expansion into new sub-categories in addition to developing new features and functionality for existing sub-categories. These increases were partially offset by a decrease of $10.1 million in professional services related to third-party consulting fees.
2021 Compared to 2020
Research and development expenses increased by $41.0 million, or 25.7%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily related to an increase of $26.0 million in personnel-related expenses driven by increased headcount to support new product categories and new market expansion, and an increase of $5.7 million in the cost of prototypes used in product development. The remainder of the overall increase, which amounted to $9.3 million was attributable to other overhead costs associated with the product development process to support the continued expansion into new sub-categories in addition to developing new features and functionality for existing sub-categories.
Sales and Marketing
2022 Compared to 2021
Sales and marketing expenses increased by $2.8 million, or 0.5%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily related to an increase of $15.7 million in personnel-related expenses driven by increased headcount to support the overall growth in the business and new market expansion and an increase of $7.7 million in depreciation and amortization expenses. The remainder of the overall increase, which amounted to $6.1 million was attributable to other immaterial miscellaneous expenses. These increases were partially offset by a decrease of $26.7 million in marketing expenses due to optimization of media investments in certain channels and product categories.
2021 Compared to 2020
Sales and marketing expenses increased by $174.1 million, or 39.1%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily attributable to an increase of $95.3 million in fulfillment expenses to support increased sales, an increase of $39.7 million in advertising-related expenses to support our launch into new markets and new sub-categories, an increase of $25.9 million in personnel-related expenses driven by increased headcount to support the overall growth in the business and new market expansion, an increase of $6.2 million in professional services related to third-party consulting fees and an increase of $4.8 million in depreciation and amortization expenses. The remainder of the overall increase, which amounted to $2.2 million was attributable to other immaterial miscellaneous expenses.
General and Administrative
2022 Compared to 2021
General and administrative expenses increased by $71.1 million, or 39.5%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily attributable to an increase of $38.2 million in personnel-related expenses driven by increased headcount to support the overall growth in the business and a one-time discretionary bonus, an increase of $13.4 million in professional services related to third-party consulting fees, an increase of $6.7 million in insurance cost as a result of higher premiums for certain insurance lines and an increase of $5.8 million related to information technology expenses. The remainder of the overall increase, which amounted to $6.9 million was attributable to other immaterial miscellaneous expenses.
2021 Compared to 2020
General and administrative expenses decreased by $3.2 million, or 1.7%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This decrease was primarily due to a decrease of $5.7 million in depreciation and amortization expenses, a decrease of $5.3 million in legal fees and a decrease of $2.7 million in personnel-related expenses. These decreases were partially offset by an increase of $8.7 million in insurance cost as a result of higher insurance premiums to support increased sales and an increase of $3.3 million related to information technology expenses. The remainder of the decrease, which amounted to $1.5 million was attributable to other immaterial miscellaneous expenses.
Interest Expense, Net
	Year Ended December 31,			% Change
($ in thousands, except %)	2020	2021	2022	2020 to 2021	2021 to 2022
Interest Expense, Net	$(40,279)	$(16,287)	$(27,021)	(59.6)%	65.9%
Percentage of Net Sales	(1.5)%	(0.4)%	(0.7)%
2022 Compared to 2021
Interest expense, net increased by $10.7 million, or 65.9%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily due to a $9.3 million increase in interest for the term loan and revolving credit facility, which was driven by increases in LIBOR rates year-over-year.
2021 Compared to 2020
Interest expense, net decreased by $24.0 million, or 59.6%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This decrease was primarily due to an additional $16.4 million in expense recorded in 2020 from write-offs of unamortized deferred financing costs related to a credit facility that was refinanced in March 2020. The decrease in interest expense was also due to a lower interest rate on outstanding debt as a result of the refinancing. See “—Liquidity and Capital Resources.”
Other Income (Expense), Net
	Year Ended December 31,			% Change
($ in thousands, except %)	2020	2021	2022	2020 to 2021	2021 to 2022
Other Income (Expense), Net	$(5,692)	$(7,644)	$7,631	34.3%	199.8%
Percentage of Net Sales	(0.2)%	(0.2)%	0.2%
2022 Compared to 2021
Other income (expense), net increased by $15.3 million, or 199.8%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily attributable to the $22.7 million gains recognized on foreign currency forward contracts and a decrease of $4.1 million in losses incurred from the equity method investments. The increase was partially offset by $10.0 million foreign currency losses incurred during the period as a result of fluctuations between the Great British Pound (“GBP”) and Japanese Yen (“JPY”) against the U.S. Dollar during the year ended December 31, 2022 and an increase of $2.2 million losses recognized on disposal of assets.
2021 Compared to 2020
Other income (expense), net increased by $2.0 million, or 34.3%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily due to foreign currency losses incurred during the period as a result of fluctuations between the GBP and JPY against the U.S. Dollar during the year ended December 31, 2021 and an increase in losses from the equity method investments.
Provision for Income Taxes
	Year Ended December 31,			% Change
($ in thousands, except %)	2020	2021	2022	2020 to 2021	2021 to 2022
Provision for Income Taxes	$92,268	$83,213	$69,630	(9.8)%	(16.3)%
Percentage of Income Before Income Taxes	22.0%	20.1%	23.1%
2022 Compared to 2021
Provision for income taxes decreased by $13.6 million, or 16.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. Our effective tax rate was 20.1% and 23.1% of our income before income taxes for the years ended December 31, 2021 and 2022, respectively. The change in the effective tax rate was primarily due to an increase in the valuation allowance in certain jurisdictions, mainly related to Massachusetts tax credits. Our effective tax rate was also affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses.
2021 Compared to 2020
Provision for income taxes decreased by $9.1 million, or 9.8%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Our effective tax rate was 22.0% and 20.1% of our income before income taxes for the years ended December 31, 2020 and 2021, respectively. The change in the effective tax rate was primarily due to an increase in foreign-derived intangible income benefit and excess tax benefits from share-based compensation expenses. Our effective tax rate was also affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses.
Non-GAAP Financial Measures
In addition to the measures presented in our consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts and make strategic decisions.
The key non-GAAP financial measures we consider are Adjusted Net Sales, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Net Income, Adjusted Net Income Per Diluted Share, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations and excludes the financial results from the Divestitures, as well as the Product Procurement Adjustment. Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.
We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our

Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.
The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
($ in thousands, except %)	2020	2021	2022	2022	2023
Net Sales	$2,753,166	$3,726,994	$3,717,366	$809,626	$855,282
Divested Subsidiary Adjustment(1)	(63,458)	(101,695)	(97,434)	(20,080)	(19,649)
Adjusted Net Sales	$2,689,708	$3,625,299	$3,619,932	$789,546	$835,633

(1)
Adjusted for net sales of $38.8 million, $63.5 million and $63.9 million from SNJP for the years ended December 31, 2020, 2021 and 2022, respectively; $24.7 million, $38.2 million and $33.5 million from the APAC distribution channels for the years ended December 31, 2020, 2021 and 2022, respectively; $14.0 million and $15.0 million from SNJP for the three months ended March 31, 2022 and 2023, respectively; and $6.1 million and $4.6 million from the APAC distribution channels for the three months ended March 31, 2022 and 2023, respectively, as if such Divestitures occurred on January 1, 2020.

We define Adjusted Gross Profit as gross profit as adjusted to exclude (i) the Tariff Refunds and (ii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.
The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
($ in thousands, except %)	2020	2021	2022	2022	2023
Net Sales	$2,753,166	$3,726,994	$3,717,366	$809,626	$855,282
Cost of Sales	(1,499,724)	(2,288,810)	(2,307,172)	(457,700)	(454,739)
Gross Profit	1,253,442	1,438,184	$1,410,194	$351,926	$400,543
Gross Margin %	45.5%	38.6%	37.9%	43.5%	46.8%
Divested Subsidiary Net Sales Adjustment(1)	(63,458)	(101,695)	(97,434)	(20,080)	(19,649)
Divested Subsidiary Cost of Sales Adjustment(2)	39,512	63,931	64,506	11,945	13,027
Product Procurement Adjustment(3)	12,960	75,642	70,295	15,419	12,871
Tariff Refunds(4)	(38,100)	—	—	—	—
Adjusted Gross Profit	$1,204,356	$1,476,062	$1,447,561	$359,210	$406,792
Adjusted Net Sales	2,689,708	3,625,299	3,619,932	789,546	835,633
Adjusted Gross Margin	44.8%	40.7%	40.0%	45.5%	48.7%

(1)
Adjusted for net sales of $38.8 million, $63.5 million and $63.9 million from SNJP for the years ended December 31, 2020, 2021 and 2022, respectively; $24.7 million, $38.2 million and $33.5 million from the APAC distribution channels for the years ended December 31, 2020, 2021 and 2022, respectively; $14.0 million and $15.0 million from SNJP for the three months ended March 31, 2022 and 2023, respectively; and $6.1 million and $4.6 million from the APAC distribution channels for the three months ended March 31, 2022 and 2023, respectively, as if the Divestitures occurred on January 1, 2020.

(2)
Adjusted for cost of sales of $20.1 million, $33.3 million and $38.9 million from SNJP for the years ended December 31, 2020, 2021 and 2022, respectively; $19.4 million, $30.6 million and $25.6 million from the APAC distribution channels for the years ended December 31, 2020, 2021 and 2022, respectively; $7.3 million and $9.4 million from SNJP for the three months ended March 31, 2022 and 2023, respectively; and $4.6 million and $3.7 million from the APAC distribution channels for the three months ended March 31, 2022 and 2023, respectively, as if the Divestitures occurred on January 1, 2020.

(3)
Represents cost of sales of $13.0 million, $75.6 million and $70.3 million for the years ended December 31, 2020, 2021 and 2022, respectively, and $15.4 million and $12.9 million for the three months ended March 31, 2022 and 2023, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(4)
Represents the Tariff Refunds, while no such tariff refunds were recognized during the years ended December 31, 2021 and 2022 or the three months ended March 31, 2022 and 2023.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, (iv) amortization of certain deferred financing fees, (v) amortization of certain acquired intangible assets, (vi) the Tariff Refunds, (vii) certain separation and distribution costs, (viii)  certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment, (ix) a one-time discretionary bonus and (x) the tax impact of the adjusted items.
Adjusted Net Income Per Diluted Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.
The following table reconciles Adjusted Net Income and Adjusted Net Income Per Diluted Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
($ in thousands, except %, share and per share amounts)	2020	2021	2022	2022	2023
Net Income	$327,198	$331,113	$232,354	$88,911	$87,096
Share-Based Compensation(1)	10,034	13,924	5,509	2,570	848
Tariff Refunds(2)	(38,100)	—	—	—	—
Litigation Costs(3)	5,304	10,602	4,513	161	174
Foreign Currency Losses (Gains), Net(4)	2,643	3,447	(9,275)	4,720	4,149
Loss on Extinguishment of Debt(5)	16,410	—	—	—	—
Amortization of Acquired Intangible Assets(6)	19,587	19,587	19,587	4,897	4,897
Separation and Distribution Related Costs(7)	—	—	2,896	—	18,468
Executive Bonus(8)	—	—	34,000	—	—
Product Procurement Adjustment(9)	12,960	75,642	70,295	15,419	12,871
Tax Impact of Adjusting Items(10)	(6,344)	(27,104)	(28,056)	(6,109)	(9,109)
Divested Subsidiary Net Income Adjustment(11)	(202)	(3,969)	(1,458)	(1,289)	(395)
Adjusted Net Income	$349,490	$423,242	$330,365	$109,280	$118,999
Net Income Per Share, diluted	$6,544	$6,622	$4,647	$1,778	$1,742
Adjusted Net Income Per Diluted Share	$6,990	$8,465	$6,607	$2,186	$2,380
Diluted Weighted-Average Number of Shares Used in Computing Adjusted Net Income Per Diluted Share	50,000	50,000	50,000	50,000	50,000

(1)
Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(2)
Represents non-recurring tariff refunds of $38.1 million which were received and recognized in 2020 related to tariffs incurred in

2019, while no such tariff refunds were recognized during the years ended December 31, 2021 and 2022 or the three months ended March 31, 2022 and 2023.
(3)
Represents litigation costs incurred for iRobot Corporation’s (“iRobot”) patent infringement claims and false advertising claims against us. As of the date of this registration statement, some patent infringement claims and false advertising claims remain outstanding.

(4)
Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments. The total net gain recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments included in the total of foreign currency losses (gains), net during the year ended December 31, 2022 and the three months ended March 31, 2023 was $22.7 million and $1.9 million, respectively. There was no such gain or loss recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments during the year ended December 31, 2020, the year ended December 31, 2021 or the three months ended March 31, 2022.

(5)
Represents the write-off of unamortized deferred financing costs upon repayment of the outstanding principal related to the term loans and revolving credit facility we entered into on September 29, 2017 with JP Morgan Chase Bank, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks (the “2017 Credit Agreement”).

(6)
Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(7)
Represents certain costs incurred related to the separation and distribution.

(8)
Represents a one-time discretionary bonus.

(9)
Represents cost of sales of $13.0 million, $75.6 million and $70.3 million for the years ended December 31, 2020, 2021 and 2022, respectively, and $15.4 million and $12.9 million for the three months ended March 31, 2022 and 2023, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(10)
Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22.0%, which approximates our effective tax rate, excluding the divested subsidiary net income adjustment described in footnote (11).

(11)
Adjusted for net income (loss) of $0.6 million, $(0.4) million and $1.1 million from SNJP for the years ended December 31, 2020, 2021 and 2022, respectively; $3.1 million, $4.4 million and $4.9 million from the APAC distribution channels for the years ended December 31, 2020, 2021 and 2022, respectively; $(3.5) million, $0.0 million and $(4.5) million as a result of certain transfer pricing adjustments related to SNJP that will not be recorded by us going forward for the years ended December 31, 2020, 2021 and 2022, respectively; $0.4 million and $(0.2) million from SNJP for the three months ended March 31, 2022 and 2023, respectively; and $0.9 million and $0.6 million from the APAC distribution channels for the three months ended March 31, 2022 and 2023, respectively, as if the Divestitures occurred on January 1, 2020.

We define EBITDA as net income excluding: (i) interest expense, (ii) income tax expense and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) the Tariff Refunds, (iii) certain litigation costs, (iv) foreign currency gains and losses, (v) certain separation and distribution costs, (vi) a one-time discretionary bonus and (vii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
($ in thousands, except %)	2020	2021	2022	2022	2023
Net Income	$327,198	$331,113	$232,354	$88,911	$87,096
Interest Expense, Net(1)	40,279	16,287	27,021	4,004	8,489
Provision for Income Taxes	92,268	83,213	69,630	25,565	24,265
Depreciation and Amortization	78,080	78,183	86,708	20,204	22,754
EBITDA	$537,825	$508,796	$415,713	$138,684	$142,604
Share-Based Compensation(2)	10,034	13,924	5,509	2,570	848
Tariff Refunds(3)	(38,100)	—	—	—	—
Litigation Costs(4)	5,304	10,602	4,513	161	174
Foreign Currency Losses (Gains), Net(5)	2,643	3,447	(9,275)	4,720	4,149
Separation and Distribution Related Costs(6)	—	—	2,896	—	18,468
Executive Bonus(7)	—	—	34,000	—	—
Product Procurement Adjustment(8)	12,960	75,642	70,295	15,419	12,871
Divested Subsidiary Adjusted EBITDA Adjustment(9)	(2,967)	(9,282)	(4,037)	(2,319)	(1,098)
Adjusted EBITDA	$527,699	$603,129	$519,614	$159,235	$178,016
Adjusted Net Sales	2,689,708	3,625,299	3,619,932	$789,546	$835,633
Adjusted EBITDA Margin	19.6%	16.6%	14.4%	20.2%	21.3%

(1)
Included in the interest expense for the year ended December 31, 2020 is $16.4 million related to the write-off of unamortized deferred financing costs upon repayment of the outstanding principal related to the term loans and revolving credit facility under the 2017 Credit Agreement.

(2)
Represents non-cash expense related to restricted stock unit awards issued from JS Global’s equity incentive plans.

(3)
Represents the Tariff Refunds, while no such tariff refunds were recognized during the years ended December 31, 2021 and 2022 or the three months ended March 31, 2022 and 2023.

(4)
Represents litigation costs incurred for iRobot’s patent infringement claims and false advertising claims against us. As of the date of this registration statement, some patent infringement claims and false advertising claims remain outstanding.

(5)
Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments. The total net gain recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments included in the total of foreign currency losses (gains), net during the year ended December 31, 2022 and the three months ended March 31, 2023 was $22.7 million and $1.9 million, respectively. There was no such gain or loss recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments during the year ended December 31, 2020, the year ended December 31, 2021 or the three months ended March 31, 2022.

(6)
Represents certain costs incurred related to the separation and distribution.

(7)
Represents a one-time discretionary bonus.

(8)
Represents cost of sales of $13.0 million, $75.6 million and $70.3 million for the years ended December 31, 2020, 2021 and 2022, respectively, and $15.4 million and $12.9 million for the three months ended March 31, 2022 and 2023, respectively, related to the Product Procurement Adjustment. As a result of the separation, we intend to purchase 100% of our inventory from one of our subsidiaries, SNHK, and will no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation.

(9)
Adjusted for Adjusted EBITDA of $3.3 million, $3.7 million and $3.6 million from SNJP for the years ended December 31, 2020, 2021 and 2022, respectively; and $4.0 million, $5.6 million and $6.3 million from the APAC distribution channels for the years ended December 31, 2020, 2021 and 2022, respectively; net of $4.3 million, $0.0 million and $5.8 million of certain transfer pricing adjustments related to SNJP that will not be recorded by us going forward for the years ended December 31, 2020, 2021 and 2022, respectively; $1.2 million and $0.4 million from SNJP for the three months ended March 31, 2022 and 2023, respectively; and $1.1 million and $0.7 million from the APAC distribution channels for the three months ended March 31, 2022 and 2023, respectively, as if the Divestitures occurred on January 1, 2020. The divested subsidiary Adjusted EBITDA adjustment represents net (loss) income from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.
Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Our principal uses of cash in recent periods have been investing in international expansion, new product development, capital expenditures, repayment of debt and business acquisitions. As of March 31, 2023, our principal sources of liquidity were cash and cash equivalents of $181.5 million. Our cash and cash equivalents consist primarily of cash on deposits with banks.
We believe that our existing cash and cash equivalents together with cash provided by operations will be sufficient to meet our needs for at least the next 12 months. We plan to use our current cash on hand, cash generated by operations and additional financing raised through the Facilities Agreement to support our core business operations and strategic plan to accelerate our go-to-market strategy, invest in new product development and enhance our global distribution. We may be required to seek additional equity or debt financing to fund our activities. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, the results of operations and financial conditions of the business would be materially and adversely affected.
We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business. See “Note 7—Operating Leases,” “Note 8—Debt” and “Note 9—Commitments and Contingencies” to our consolidated financial statements found elsewhere in this prospectus for information about our lease obligations and other contractual obligations. We did not have during the periods presented and we do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our business, financial condition, results of operations, liquidity, cash requirements or capital resources.
Indebtedness
In March 2020, we, along with JS Global, entered into a Facilities Agreement with Bank of China Limited and certain banks and financial institutions party thereto as lenders and issuing banks. The Facilities Agreement provided for a $500.0 million Secured Term Loan and $200.0 million Revolving Facility.
We are required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. We may use the proceeds of future borrowings under the Facilities Agreement for refinancing other indebtedness, working capital, capital expenditures and other general corporate purposes, including permitted business acquisitions. As of March 31, 2023, we had $400.0 million of debt outstanding under the Secured Term Loan and we are currently in compliance with the covenants under the Facilities Agreement. The Secured Term Loan matures five years from the initial utilization date of March 20, 2020 and both facilities bear interest at a rate of LIBOR plus 1.80%.
During the years ended December 31, 2020, 2021 and 2022, we borrowed $171.0 million, $110.0 million and $260.0 million under the Revolving Facility, respectively, with such amounts being repaid within the same fiscal years. No amounts were borrowed or repaid under the Revolving Facility during the three months ended March 31, 2023. No amounts were outstanding under the Revolving Facility as of December 31, 2020, 2021 or 2022 or March 31, 2023, and therefore the available balance was $200.0 million at each respective date.
We intend to replace the Facilities Agreement on or prior to the completion of the separation and distribution with a new loan agreement governed by New York law (the “New Loan Agreement”) that provides for a senior secured term loan and revolving credit facilities (together, the “New Senior Credit Facilities”) that accrue interest based on the secured overnight financing rate (“SOFR”), instead of LIBOR.

The New Senior Credit Facilities are anticipated to be sufficient to repay all amounts that remain outstanding under the Facilities Agreement and to provide liquidity for general corporate purposes. We expect the New Loan Agreement to contain customary representations, warranties, covenants and events of default for a financing of its type and other terms that will be determined based on market conditions. There can be no assurance that the proposed refinancing will be completed or that the New Loan Agreement or any facilities thereunder will become effective.
We do not expect to have any LIBOR-based debt after completing the refinancing described above. However, if such refinancing is not completed prior to June 30, 2023, which is the date when LIBOR will no longer be published by its administrator, we anticipate the Facilities Agreement will continue to be administered using an unrepresentative synthetic methodology for calculating LIBOR until the earliest of (i) an amendment to the Facilities Agreement to implement a benchmark replacement, (ii) the termination of the Facilities Agreement (including upon repayment of all outstanding amounts thereunder) and (iii) the unavailability of such synthetic LIBOR, which is currently anticipated to become unavailable in September 2024. Such synthetic LIBOR is expected to be calculated as the sum of the CME Term SOFR Reference Rate, as administered by the CME Group, and a spread adjustment recommended by the Alternative Reference Rates Committee for the relevant interest period. See “Risk Factors—Risks Related to Our Financial Condition—The phase-out of LIBOR may adversely affect a portion of our outstanding debt.”
Cash Flows
The following table summarizes our cash flows for the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
($ in thousands)	2020	2021	2022	2022	2023
Net Cash Provided by (Used in) Operating Activities	$293,435	$229,147	$204,964	$(101,130)	$89,762
Net Cash Used in Investing Activities	(81,434)	(66,366)	(52,384)	(11,134)	(7,799)
Net Cash Provided by (Used in) Financing Activities	(120,668)	(54,500)	(160,170)	8,026	(98,631)
Operating Activities
Net cash provided by operating activities for the three months ended March 31, 2023 of $89.8 million was primarily related to our net income of $87.1 million, adjusted for non-cash charges of $23.3 million and net cash outflows of $20.6 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $22.8 million, non-cash lease expenses of $3.9 million, share-based compensation of $0.8 million, provision for credit losses of $0.7 million and amortization of debt discount of $0.2 million, offset by deferred income tax of $5.1 million. The main drivers of the cash outflows derived from the changes in operating assets and liabilities were related to a decrease in accrued expenses and other liabilities of $75.2 million, a decrease in accounts payable of $54.0 million, an increase in accounts receivable of $8.8 million and a decrease in operating lease liabilities of $4.5 million, partially offset by a decrease in prepaid expenses and other assets of $74.5 million, a decrease in inventories of $40.6 million and an increase in tax payable of $6.8 million.
Net cash used in operating activities for the three months ended March 31, 2022 of $101.1 million was primarily related to net cash outflows of $214.8 million from changes in our operating assets and liabilities, partially offset by our net income of $88.9 million, adjusted for non-cash charges of $24.9 million. Non-cash charges primarily consisted of depreciation and amortization of $20.2 million, non-cash lease expenses of $6.3 million, share-based compensation of $2.6 million, provision for credit losses of $1.7 million, loss on equity investments of $0.7 million and amortization of debt discount of $0.2 million, offset by deferred income tax of $6.8 million. The main drivers of the cash outflows derived from the changes in operating assets and liabilities were related to a decrease in accrued expenses and other liabilities of $130.4 million, a decrease in accounts payable of $97.0 million, an increase in inventories of $62.6 million, an increase in prepaid expenses and other assets of $48.1 million and a decrease in operating lease liabilities of $5.6 million, partially offset by a decrease in accounts receivable of $109.7 million and an increase in tax payable of $19.2 million.
Net cash provided by operating activities for the year ended December 31, 2022 of $205.0 million was primarily related to our net income of $232.4 million, adjusted for non-cash charges of $100.8 million and net cash outflows of $128.2 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $86.7 million, non-cash lease expenses of $15.5 million, provision for credit losses of $9.0 million, share-based compensation of $5.5 million and amortization of debt discount of $0.9 million, offset by deferred income tax of $16.6 million and gain from equity method investments of $0.1 million. The main drivers of the cash outflows derived from the changes in operating assets and liabilities were related to a decrease in accounts payable of $118.2 million, an increase in prepaid expenses and other assets of $114.2 million, a decrease in operating lease liabilities of $14.3 million and a decrease in tax payable of $5.2 million, partially offset by an increase in accrued expenses and other liabilities of $69.2 million, a decrease in inventories of $53.9 million and a decrease in accounts receivable of $0.5 million.
Net cash provided by operating activities for the year ended December 31, 2021 of $229.1 million was primarily related to our net income of $331.1 million, adjusted for non-cash charges of $103.4 million and net cash outflows of $205.2 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $78.2 million, share-based compensation of $13.9 million, non-cash lease expenses of $13.1 million, provision for credit losses of $7.9 million, loss on equity investments of $4.5 million and amortization of debt discount of $0.9 million, offset by deferred income tax of $15.1 million. The main drivers of the cash outflows derived from the changes in operating assets and liabilities were related to an increase in inventories of $185.5 million, an increase in accounts receivable of $77.4 million, an increase in prepaid expenses and other assets of $47.7 million, a decrease in tax payable of $13.3 million and a decrease in operating lease liabilities of $12.6 million, partially offset by an increase in accrued expenses and other liabilities of $56.4 million and an increase in accounts payable of $74.9 million.
Net cash provided by operating activities for the year ended December 31, 2020 of $293.4 million was primarily related to our net income of $327.2 million, adjusted for non-cash charges of $122.9 million and net cash outflows of $156.8 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $78.1 million, a loss on extinguishment of debt of $16.4 million, non-cash lease expenses of $11.4 million, share-based compensation of $10.0 million, provision for credit losses of $9.4 million, loss on equity investments of $3.5 million and amortization of debt discount of $1.6 million, offset by deferred income tax of $7.5 million. The main drivers of the cash outflows derived from the changes in operating assets and liabilities were related to an increase in accounts receivable of $335.3 million, an increase in inventories of $179.4 million, an increase in prepaid expenses and other assets of $29.8 million and a decrease in operating lease liabilities of $10.8 million, partially offset by an increase in accounts payable of $198.7 million, an increase in accrued expenses and other liabilities of $185.4 million and an increase in tax payable of $14.4 million.
Investing Activities
Investing activities consist primarily of purchases of property and equipment and intangible assets and payments related to business acquisitions.
Cash used in investing activities for the three months ended March 31, 2023 of $7.8 million consisted of purchases of property and equipment of $21.7 million, purchase of intangible assets for $2.3 million, capitalized software development costs of $0.3 million and other investing activities, net of $0.3 million, which was partially offset by cash receipts on deferred payments in sold receivables of $16.8 million.
Cash used in investing activities for the three months ended March 31, 2022 of $11.1 million consisted of purchases of property and equipment of $8.3 million, purchase of intangible assets for $1.0 million, capitalized software development costs of $0.8 million, equity investments of $0.7 million and other investing activities, net for $0.3 million.
Cash used in investing activities for the year ended December 31, 2022, of $52.4 million consisted of purchases of property and equipment of $80.3 million, purchase of intangible assets for $7.3 million, capitalized software development costs of $6.8 million, equity investments of $0.1 million, and other investing activities, net of $0.1 million, which was partially offset by cash receipts on deferred payments in sold receivables of $42.4 million.
Cash used in investing activities for the year ended December 31, 2021, of $66.4 million consisted of purchases of property and equipment of $48.0 million, capitalized software development costs of $7.0 million, purchase of intangible assets for $5.1 million, equity investments of $4.5 million and other investing activities, net for $1.8 million.
Cash used in investing activities for the year ended December 31, 2020, of $81.4 million consisted of purchases of property and equipment of $54.5 million, the acquisition of Qfeeltech for $16.8 million, equity investments of $3.5 million, purchase of intangible assets for $3.4 million and capitalized software development costs of $3.2 million.
Financing Activities
Financing activities consist primarily of proceeds we receive from the issuance of debt and debt repayments, as well as contributions and distributions to and from JS Global.
Cash used in financing activities for the three months ended March 31, 2023 of $98.6 million consisted of distributions paid to JS Global of $60.3 million, repayment of debt of $37.5 million and recharge from JS Global for share-based compensation of $0.8 million.
Cash provided by financing activities for the three months ended March 31, 2022 of $8.0 million consisted of proceeds from the issuance of debt of $105.0 million, which was offset by a note payable to JS Global of $41.3 million, distributions paid to JS Global of $30.7 million and repayment of debt of $25.0 million.
Cash used in financing activities for the year ended December 31, 2022, of $160.2 million consisted of repayment of debt of $310.0 million, a note payable to JS Global of $49.3 million, distributions paid to JS Global of $45.4 million and recharge from JS Global for share-based compensation of $15.3 million, which was partially offset by proceeds from the issuance of debt of $259.8 million.
Cash used in financing activities for the year ended December 31, 2021, of $54.5 million consisted of repayment of debt of $122.5 million and a distribution paid to JS Global of $42.0 million, which was partially offset by proceeds from the issuance of debt of $110.0 million.
Cash used in financing activities for the year ended December 31, 2020, of $120.7 million consisted of repayment of debt of $927.9 million, which was partially offset by proceeds from issuance of debt of $727.2 million and a capital contribution from JS Global of $80.0 million.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is principally the result of fluctuations in interest rates and foreign currency exchange rates.
Interest Rate Risk
Our exposure to interest rate risk relates to the interest income generated by cash, cash equivalents and interest expense on the Secured Term Loan. Our interest rate sensitivity is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are in the form of standard checking accounts in the United States. Interest income is sensitive to changes in the general level of interest rates. However, due to the short-term maturities of our cash equivalents and restricted cash, we believe a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements included elsewhere in this prospectus.
During the years ended December 31, 2020, 2021 and 2022 and three months ended March 31, 2022 and 2023, average debt borrowings excluding the impact of debt discounts totaled $598.6 million, $493.8 million,

$462.5 million, $481.3 million and $431.3 million, respectively, with interest rates tied to LIBOR. A hypothetical 100 basis point fluctuation to interest rates would increase or decrease annual interest expense by $6.0 million, $4.9 million, $4.6 million, $4.8 million and $4.3 million for the years ended December 31, 2020, 2021 and 2022 and three months ended March 31, 2022 and 2023, respectively.
Foreign Currency Exchange Risk
Our international net sales, cost of sales and expenses are denominated in multiple currencies, including British Pounds, Canadian Dollars, Chinese Renminbi, Euros and Japanese Yen. As such, we have exposure to adverse changes in exchange rates associated with the net sales and operating expenses of our foreign operations. Any fluctuations in other currencies will have minimal direct impact on our international net sales.
The functional currency of our non-U.S. subsidiaries is generally the respective local currency, although there are some subsidiaries whose functional currency is not their respective local currency. Asset and liability balances denominated in non-U.S. Dollar currencies are translated into U.S. Dollars using period-end exchange rates, while translation of net sales and expenses is based on average monthly rates. Translation adjustments are recorded as a component of accumulated other comprehensive income and transaction gains and losses are recorded in other income (expense), net in our consolidated statements of income.
Our primary foreign currency exchange risk relates to the purchase of inventory from manufacturers located in China. Although our inventory purchases are denominated in U.S. Dollars, as the foreign exchange rate between the Chinese Yuan (“CNY”) and the U.S. Dollars fluctuates, the amount paid to suppliers for our inventory will generally fluctuate accordingly based on our contractual terms. Our subsidiaries in Europe conduct business in their local currencies but are exposed to fluctuations between their functional currency and the U.S. Dollar, in particular due to their inventory purchases being denominated in U.S. Dollars. We regularly monitor the forecast of non-U.S. Dollar expense and the level of non-U.S. Dollar monetary asset and liability balances to determine if any actions, including possibly entering into foreign currency contracts, should be taken to minimize the impact of fluctuating exchange rates on our results of operations.
We currently utilize foreign currency forward contracts, with financial institutions to protect against a portion of foreign exchange risks, mainly the exposure to changes in the exchange rate of the CNY and GBP against the U.S. dollar that are associated with future cash flows denominated in CNY and GBP. These contracts do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the hedged CNY and GBP denominated cash flows. The fair value of outstanding derivative instruments and associated disclosure are presented within “Note 2—Significant Accounting Policies” and “Note 4—Fair Value Measurements” to our consolidated financial statements included elsewhere in this prospectus. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk.
The estimated translation impact to our consolidated financial statements of a hypothetical 10% change in foreign currency exchange rates would amount to $9.8 million, $4.7 million, $1.6 million, $0.2 million and $4.0 million for the years ended December 31, 2020, 2021 and 2022 and three months ended March 31, 2022 and 2023, respectively. During the years ended December 31, 2020, 2021 and 2022 and three months ended March 31, 2022, and 2023, approximately 18.3%, 18.4%, 18.7%, 17.9% and 27.6% of our net sales and approximately 26.7%, 27.5%, 26.0%, 29.5% and 26.7% of our expenses were denominated in non-U.S. Dollar currencies, respectively.
Critical Accounting Policies and Estimates
Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, as well as related disclosures. Estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Net Sales Recognition
We recognize net sales when control of our products is transferred to retailers, consumers and distributors. Generally, control transfers when products are shipped or delivered to the customer, depending on the terms of the contract. Net sales related to service-type warranties recognized ratably over the contract period is immaterial.
Sales are made primarily under agreements allowing for rights of return in limited circumstances and various incentive rebates. We have an established history for these arrangements, and we record the estimated reserves as a reduction to net sales at the time the related net sales are recognized. Depending on whether we have the right to offset, the allowance for sales returns and the allowance for rebates are recorded on the balance sheet as either contra accounts receivable or accrued liabilities. Sales returns and rebates are estimated based on relevant historical and current data. Any significant changes in experience as compared to historical returns and rebates will impact the estimate.
We recognized $47.6 million, $46.4 million, $45.5 million, $30.6 million and $27.0 million in accrued return liabilities and $177.7 million, $207.0 million, $230.2 million, $170.4 million and $234.0 million in accrued rebate liabilities as of December 31, 2020, 2021 and 2022 and as of March 31, 2022 and 2023, respectively. A hypothetical 10% change in the estimated ending liability balance would have resulted in a $4.8 million, $4.6 million, $4.6 million, $3.1 million and $2.7 million change in the estimated accrued return liability and a $17.8 million, $20.7 million, $23.0 million, $17.0 million and $23.4 million change in the estimated accrued rebate liability for the years ended December 31, 2020, 2021 and 2022 and three months ended March 31, 2022 and 2023, respectively, which would have been recognized as an increase or decrease to net sales.
Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and has been assigned to our one reporting unit. Indefinite-lived intangible assets consist of trade name and trademarks acquired through business acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but rather tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that they may be impaired. Evaluating goodwill and indefinite-lived intangible assets for impairment involves the determination of the fair value of our reporting unit in which goodwill and indefinite-lived intangible assets is recorded using a qualitative or quantitative analysis. If fair value exceeds the carrying value, impairment is not indicated. If the carrying amount of a reporting unit is higher than its estimated fair value, the excess is recorded as an impairment expense.
For the years ended December 31, 2020, 2021 and 2022, we elected to bypass the qualitative assessment process and proceed directly to comparing the fair value of our reporting unit to carrying value. For goodwill, quantitative testing consists of a comparison of our reporting unit’s fair value to its carrying value. For indefinite-lived intangible assets, quantitative testing consists of a comparison of the fair value of each indefinite-lived intangible asset with its carrying value. Management utilized a third-party valuation firm to assist in estimating the fair value, which used a combination of income and market approaches.
Our annual assessment for goodwill and indefinite-lived intangible asset impairment was performed on December 31. We have not experienced any conditions that would require a write-down of our other assets, including long-lived assets. The quantitative assessment indicated that the fair value exceeded the carrying value and no impairment charge was required as a result of the quantitative assessment. Therefore, we did not recognize any goodwill or indefinite-lived intangible asset impairments during the years ended December 31, 2020, 2021 or 2022 or three months ended March 31, 2023. Changes in economic and operating conditions that occur in the future, may result in a future goodwill or indefinite-lived intangible asset impairment charge.
Acquired intangible assets consist of identifiable intangible assets, primarily developed software technology, customer relationships and trade name and trademarks, resulting from business acquisitions. Other intangible assets consist of purchased patents. Intangible assets are initially recorded at fair value on the date of acquisition and are amortized over their estimated useful lives, with the exception of trade name and trademarks which were deemed to have an indefinite life and are tested for impairment as described above. We evaluate our intangible assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions or other events that indicate an asset’s carrying amount may not be recoverable. When measuring the recoverability of these assets, we will make assumptions regarding our estimated future cash flows expected to be generated by the assets. If our estimates or related assumptions change in the future, we may be required to impair these assets. An asset is considered impaired if the carrying amount exceeds the undiscounted future net cash flows that the asset or asset group is expected to generate.
Recent Accounting Pronouncements
See “Summary of Significant Accounting Policies” in Note 2 of the notes to the consolidated financial statements included elsewhere in this prospectus for more information.

BUSINESS
Company Overview
At SharkNinja, our mission is to positively impact people’s lives every day in every home in our Global Markets.
SharkNinja: World-Class Household Appliance Brands Built on Continuous, Disruptive Innovation
SharkNinja is a global product design and technology company that creates 5-star rated lifestyle solutions through innovative products for consumers around the world. We seek to leverage our global, agile and cross-functional engineering know-how, product development and manufacturing expertise along with our solutions-driven marketing to increase the efficiency, convenience and enjoyment of consumers’ daily tasks and improve everyday lives. We have built two billion-dollar brands, Shark and Ninja, and have a proven track record of establishing leadership positions by disrupting numerous household product categories, including Cleaning, Cooking, Food Preparation, Home Environment and Beauty. We have successfully gained market share across geographies, taking share from competitors priced both above and below our offerings. We believe our success is centered around our advanced engineering and innovation capabilities coupled with our deep understanding of consumer needs, enabling us to solve consumer problems that others either do not see or are unable to solve.
We are driven by our relentless pursuit of perfection to deliver innovative products at compelling value to delight consumers. We constantly analyze consumers’ interactions with small home appliances and leverage consumer reviews across multiple platforms, which we refer to as our “always-on” approach. Our global product design and engineering team applies these always-on consumer insights to create new technologies and intellectual property that differentiates our products. Further, we continuously enhance our products through rapid iteration and constant refinement with the goal of increasing the value of our legacy products while decreasing costs. We believe this constant pursuit of perfection through continuous innovation extends our product life cycles and differentiates us from competitors with longer innovation cycles. Our approach enables us to rapidly bring new products to market, grow share of shelf and market share and thus quickly establish leadership positions in both existing and new categories.
Our marketing strategies drive high brand engagement through our dynamic approach to solutions-driven storytelling in categories that we believe have not been historically known for high engagement. Our differentiated marketing complements our innovative solutions and fuels demand for our products. We advertise our differentiated products across various channels, driving sales at numerous retailers, online and offline, and on our DTC platform.
Today, we are a portfolio of trusted, global, billion-dollar brands driving strong growth and innovation across numerous categories. We are continuously launching new products, expanding into new categories, entering new markets and adding new channels of distribution. We believe this strategy has driven our growth in net sales from $1.5 billion in 2018 to $3.7 billion in 2022, representing a CAGR of 26%.

Trusted Global Brands with Large and Growing Market Share
Our trusted global brands have established a firm reputation for industry-leading innovation and 5-star consumer reviews. Our unwavering consumer focus manifests in our leading market positions. Shark was the #1-selling floorcare brand in the United States in 2022, and Ninja was the #1-selling small kitchen appliance brand in the United States for the last three years, according to NPD.
Our proven track record of bringing disruptive products to market and developing one consumer solution after another has allowed us to enter into multiple product categories, driving significant growth and market share gains. As we continue to innovate, typically our legacy products continue to be sold at more accessible price points, which diversifies our product offering across price points within a category and creates increasing market share positions. We believe our products have broad appeal across income brackets as we aim to deliver industry-leading innovation, design and product quality at compelling value. As a result, we aim to acquire market share from higher and lower priced competitors. We believe our products are aspirational, offering the performance of more expensive competitor products, and attainable, representing a compelling value.
Scaled Engineering Powerhouse Focused on Disruptive Innovation and Continuous Optimization
SharkNinja is built to continuously innovate products that exceed consumer expectations. Our global rapid innovation model is enabled by the following pillars:
Dynamic Global Engineering, Product Design and R&D
To win in the market, we leverage the diverse expertise of our cross-functional design and engineering teams to capitalize on our deep knowledge of consumer needs. We have a dynamic, in-house global product design team located across the United States, the United Kingdom and China that collaborates seamlessly around the clock to integrate unique local market insights into the design and functionality of our products. Our engineering prowess continuously drives our new product innovation, including design, construction, material performance requirements, manufacturing protocols, supplier selection, packaging specifications and quality assurance. Our scaled engineering organization possesses wide-ranging skillsets across mechanical design, mechatronics, electronics engineering, robotics, firmware, app and cloud, deep learning, algorithmic engineering and industrial design. Our team of over 700 cross-functional engineering and design associates is integrated across Shark and Ninja solutions, introducing disruptive technologies within our portfolio to new market segments, in addition to accessing the latest technologies from across the globe. The breadth of our engineering team’s competencies allows us to develop innovative products, while our continuous global collaboration produces a rapid and iterative development cycle.
As soon as we launch a first product within a category, our engineering teams are already working to enhance that product and develop ways of bringing even more innovation to that category. This intense focus on continuous innovation would not be possible without our in-house engineering organization, which differentiates us from other companies that rely heavily on third parties to provide engineering services. We regularly rotate our engineers and designers across product categories and locations to develop robust teams with diverse viewpoints and experience. The integration of a variety of skillsets across a broad range of market segments has created an idea-generation and consumer solution engine, which constantly produces award-winning products.
Continuous Consumer Engagement, Insights and Dynamic Testing
Our always-on consumer input fuels our world-class innovation. We deploy a wide variety of tools to understand what consumers need today and what will delight them tomorrow. In addition, through our development of local insights, we are able to design and develop products that are tailored for specific regions, and then leverage applicable insights across our global offering.
Our dynamic testing model tests our products to the extreme. We test across various environments, from our laboratories and simulated home facilities to restaurants, beauty salons and homes. This approach enables us to collect valuable input from category experts, professional users and everyday consumers. We use in-person consumer testing to gather direct observations and insights. We leverage internal software that scours product reviews to learn consumer likes and dislikes with existing solutions. Our constant qualitative and quantitative testing informs every stage of our design, engineering, manufacturing and marketing processes, during late-stage development and also through further refinements after product release.
Delivering Critical Consumer Value Points with Every Product
SharkNinja is differentiated by our ability to innovate while identifying and solving consumer pain points that others either do not see or are unable to solve. SharkNinja strives to deliver on all four of the following critical consumer value points in every innovative product we bring to market:
Speed: Deliver first-to-market disruptive innovations
Our global consumer insights and product development approach enables us to discover some of the most pressing consumer problems and develop innovative solutions to solve them. Our global product development team collaborates around the world and around the clock, producing an ongoing cycle of development, thereby increasing our speed of innovation and ultimately our speed to market. Whether it is a first-to-market innovation in an emerging category or our disruption of a mature category with new technologies, we redefine what is possible. Our differentiated pace of innovation enables us to be first-to-market in many product categories; we rapidly grow our market share and launch new products often faster than our competitors, creating competitive advantages that deliver strong and sustainable growth.

Performance: Deliver innovative high-performing products that exceed expectations and improve consumers’ quality of life
Our scaled global team of designers and engineers is passionate about delivering a high level of performance that increases consumers’ quality of life. Our products are designed to solve existing problems, often problems consumers do not even know they have. We rigorously test our products against our high-performance expectations under extreme use cases. Our product development process allows us to deliver innovative, high-performance technologies that are designed to meet or exceed consumers’ expectations. This is product performance in the pursuit of unwavering consumer trust.
Quality: Deliver a 5-star quality product experience, winning over consumers one review at a time
We know a discerning and educated consumer never gives you a second chance. Therefore, we focus on quality in designing our products and test repeatedly, recreating extreme cases of use and misuse to deliver high-quality products with long-lasting reliability in the real world. We have rigorous sourcing and manufacturing standards, and we maintain high-quality standards to which our manufacturing partners must adhere, including through frequent quality checks and manufacturing score cards. We are quick to react to negative feedback that we receive through our call centers, online reviews or on social media. We strive to deliver a seamless consumer experience with our products to ensure our consumers have a 5-star experience across the entirety of their journey with our products, starting from the very first use out of the box. Our pursuit of excellence in overall quality not only leads to more highly satisfied consumers, but also produces an army of global brand ambassadors.
Value: Deliver products at accessible prices for incredible value
We are obsessed with delivering world-class, innovative products to every consumer in every home in our Global Markets at great value. With our consumers always in mind, we have built hyper-efficient, global product design and supply chain organizations designed to deliver the perfect product at a compelling price. We believe that, in purchasing our products, our consumers receive the greatest value and a high level of performance for every hard-earned dollar they spend. We accomplish this through our design and manufacturing engineering team and our on-the-ground sourcing organization in Asia, which facilitates a competitive bidding process across numerous manufacturers to secure favorable pricing terms. Furthermore, we are a crucial partner to many of our manufacturers given the scale of our brands. This allows us to enter new categories that are dominated by a few big players, disrupt them through innovation and compelling value and grow the overall market while gaining market share.
Open and Agile Manufacturing and Supply Chain
Our open and highly scalable manufacturing base and supply chain achieve competitive costs as well as high quality and performance. While competitors are limited by a traditional linear manufacturing model, our iterative method gives us continuous opportunities to optimize our products. We have developed and invested in this approach for years, in order to ensure maximum control and flexibility over production. This approach drives our goal of delivering 5-star products the first time off the line and at high global volumes.
Omni-channel Strategy Driven by Consumer-focused Storytelling
We have secured a leading position in most of our product categories in the United States, in part, by establishing differentiated channel strategies and a robust omni-channel sales, marketing and distribution network. We adopt distribution channel strategies tailored to specific regions and deliver innovative products specific to local needs. Our products are available, often with disproportionate share of shelf, across retailers in each channel and online. Continuous innovation across our product offerings further drives our share of shelf and our category growth. Shark and Ninja serve as the category captains, the market leaders, in a majority of our most important categories.
Our goal is to be the most relevant and prominent brand wherever consumers shop. Our always-on media strategy leverages the power of storytelling to educate consumers about our technologies and performance. We leverage many forms of media, including television, digital advertising, print and social media, to continuously create awareness and drive demand for our products. We believe our solutions-driven storytelling inspires consumers to seek out our products, online and in-store, driving traffic and conversion for our retailers.
Our Competitive Strengths
Category-leading trusted brands with a diverse product portfolio across the home
Our diverse product portfolio spans 30 household sub-categories, across Cleaning, Cooking, Food Preparation and Other, which includes Home Environment and Beauty. We are the leading brand across many of our product categories according to NPD, garnering over 40 industry awards and recognitions since 2021 alone.
Ninja has been an innovative and trusted kitchen brand for well over a decade. In 2009, we launched the Ninja Master Prep blender, which enabled consumers to produce restaurant-quality, at-home frozen drinks. We rapidly emerged as a leading player in the mature blender category, and we have maintained our leading position by continuously evolving our products: Ninja has been the #1-selling blender brand in the United States by market share for the last four years, according to NPD. We have expanded Ninja into a portfolio of food preparation and cooking appliances (electric and non-electric). Today, we believe we are becoming the brand of choice for consumers: Ninja has been ranked the #1-selling brand in small kitchen appliances in the United States for the last three years, according to NPD. Ninja empowers consumers to achieve more than they thought possible and has transformed how consumers cook and utilize their kitchens.
Our Shark brand, which we believe is synonymous with power and versatility, has transcended across small household appliance categories, leveraging the credibility of its award-winning brand. Shark has been the #1-selling vacuum brand by market share in the United States for the last four years. In 2022, we were the #1-selling multi-function robotic vacuum brand in the United States with 25% market share, according to NPD. In 2021, we extended the Shark brand beyond floorcare with a series of air purifiers, and we have achieved over 6% share of the United States air purifier market for the twelve months ended December 31, 2022, according to NPD. In late 2021, we launched the Shark HyperAIR hair dryer, marking our first entry into the beauty space, which quickly became the #1-selling hair dryer in the United States priced between $100 and $300 for the three months ended December 31, 2021 and remained the #1-selling hair dryer in the same category for the twelve months ended December 31, 2022, according to NPD.
Passion for uncompromising product performance and quality, at greatest value
We are deeply passionate about delivering performance that goes above and beyond in the pursuit of extreme consumer delight. Through our constant global engineering and innovation mechanism, which has been in the making for over a decade, we have created a broad portfolio of top-performing products.
Our Shark and Ninja products are differentiated through industry-leading performance on key attributes that our consumers value. For example, our Shark vacuum offering’s patented technology enables the strongest suction of any upright household vacuum at the hose, and Shark’s hair product offerings include patented technology that intelligently combines high-velocity heated air and adjustable concentrator technology for ultra-fast drying with no heat damage. Our Ninja NeverStick cookware delivers a 10-year won’t stick, chip or flake guarantee, and our Ninja Foodi 10-in-1 XL Pro Air Fry Oven provides up to 10x the convection power of traditional full-size convection ovens. With extended performance, enhanced efficiency and compelling designs, we believe our appliances are among the best performers in our consumer’s household.
We focus relentlessly on product testing, recreating extreme use and misuse cases, simulating everyday life to ensure we deliver the most durable and high quality products. In 2022, we interacted with over 122,000 consumers as part of our product development process to rigorously test and closely observe how consumers interact with our products before launch. As a result of our focus on testing and quality, we believe we have achieved low return rates, which we constantly strive to lower further.
Our consumers recognize our compelling value proposition and are advocates for our brands. We have received the #1 brand ranking for consumer satisfaction in the annual J.D. Power Highest User Satisfaction

(upright vacuum category) on six occasions since 2014. Our average product rating is 4.5-stars across our brand websites in the United States and Europe, and over 74% of those reviews are 5-star rated. We continue to attract existing and new consumers to our brands, which enables us to maintain our leadership position in the marketplace.
Perpetual disruptive innovation rooted in consumer insights, redefining the possible
We have a dynamic, in-house global product design team across the United States, the United Kingdom and China that collaborates seamlessly around the clock to integrate unique local market insights into the design and functionality of our products. Our team of over 700 cross-functional engineering and design associates is integrated across Shark and Ninja solutions, introducing disruptive technologies from within our portfolio to new market segments, in addition to accessing the latest technologies from across the globe. The embedded nature of our engineering and design teams powers our idea-generation machine. Our R&D engine has been optimized over decades into the scalable innovation enterprise it is today, enabling rapid turnaround of ideas from sketch to global production across an ever-expanding portfolio.
We continuously work to understand what consumers need today and may desire tomorrow. We meet consumers in their homes, and in our simulated home environments, where our experts observe how they interact with their appliances, gleaning new consumer needs, even before our consumers identify them. This process has led us to:
Disrupt appliance categories with new technologies:
Our products often disrupt established incumbents, help drive growth in emerging categories and even pioneer new sub-categories. In 2021, we launched Ninja CREAMi, disrupting the $53 million home ice cream maker category in the United States with an offering that transforms frozen solid bases into ice cream, milkshakes and more, at the touch of a button. By the end of December 2022, our Ninja CREAMi offering had generated sales of $78 million, approximately doubling the category size. The Ninja CREAMi was the #1-selling ice cream maker in the United States for 2022, according to NPD.
Continuously optimize our existing offering:
We are passionate about driving incremental enhancements to our products in our quest for product perfection. Almost all of our original products, across 30 product sub-categories, are still in production today through continuous enhancements that make our products as relevant and innovative today as they were when introduced. For example, our original Shark Navigator vacuum, launched in 2009, featuring our No-Loss-of-Suction technology, and our Shark Lift-Away model, launched in 2010, for effortless cleaning on and above floors, are both still sold today, continuing to win awards and remain at the forefront of their respective sub-category. We have continued to expand our suite of industry-leading technologies, which are integrated across our vacuum offering, such as our DuoClean Brushroll (launched in 2017), our Self-Cleaning Brushroll (launched in 2018) and our Odor Neutralizer Technology (launched in 2022).
Innovate across price bands and introduce new ones:
We aim to offer the best experience per hard-earned dollar that our consumers can spend. Our product offering provides optionality for consumers looking at entry-level price points to increase spend for enhanced functionality and performance. Those consumers who seek products with premium positioning often realize they can receive similar, or even better, performance at much better value with SharkNinja. As a result, across our portfolio of products, we have innovated new price bands drawing consumers to the Shark and Ninja brands. For example, following Shark’s launch into hair dryers in the United States in the final quarter of 2021, the over $100 price segment of hair styling tools saw category growth of $132 million for the twelve months ended December 31, 2022, taking 7% of share from the under $100 segment, according to NPD. In the same period, Shark added the most dollar growth to the hair styling tools category, delivering growth of $66 million (1.5 times the growth of the next top growing brand in the same category), according to NPD.

Our global marketing engine captivates consumers and creates demand
Our global marketing organization deploys marketing strategies that capture the hearts and minds of consumers worldwide. Our always-on omni-channel marketing strategy is underpinned by our in-house team of marketing and data insights experts and our production studio in Irvine, California. Our experts help educate consumers, build excitement and engage our communities. We do not wait for demand; we create it, driving traffic to online and brick-and-mortar retail.
We have mastered the art of storytelling over decades, tailoring our approach to appeal to the right audience through the right media format at the right time. Every year since 2009 we have run infomercials for our new and enhanced solutions-focused technologies for the Shark branded vacuum offering with clear storytelling centered around the consumer pain points we address. In our new category launches, we adapt our approach to target consumers across the most relevant media formats. For instance, our new short-form social media SharkBeauty campaign on TikTok rapidly raised awareness of our latest Beauty product, the Shark FlexStyle, achieving over 250 million views since launch on August 24, 2022. We deploy a cohesive marketing strategy across television, streaming services, social media, influencers, PR and online/in-store marketing to ensure we reach consumers wherever they are in their purchase journey, provide relevant information and drive conversion.
We have built incredibly engaged communities with the Ninja brand, as well. As of December 31, 2022, we have expanded our followership to over 1.9 million across Facebook, Instagram, TikTok, YouTube and Pinterest, representing over 120% growth relative to 2020 levels, and our “Likes” have increased by over 2,000% over the same time period. Many of our consumers share their Ninja product journey on social media, adding to our marketing content of recipes and “how-to” videos, with user-generated content. We are purposeful in our sub-branding to tap into key consumer trends. In 2018, we introduced our ‘Foodi’ sub-branded line to engage with our consumers who identify with “food culture” and draw excitement around our new product offerings, ultimately building new communities.
Omni-channel distribution strategy reaching consumers where they choose to shop—in-store and online
We focus on being everywhere our consumer shops. From mass retail to department stores to specialty retail, online through our own websites, leading e-commerce platforms and marketplaces, as well as through home shopping networks. We prioritize our SharkNinja Available Everywhere strategy, converting consumer demand across channels, domestically and internationally. Our Shark and Ninja branded websites help deepen consumer engagement and aid consumer education on product capabilities across our portfolio of offerings, while also providing us the ability to harness data insights.
We never practice channel or retailer exclusivity. Through retailer-specific strategies, we maintain and deepen relationships with our diverse base of leading U.S. retailers, including Walmart, Target, Costco, Best Buy, Kohls, Sam’s Club and Macy’s and key international retailers including Canadian Tire, Argos, Curry’s, MSH and Amazon, among others. We leverage our proven track record of launching category-leading products and our ability to execute through peak seasons to build retailer trust. As a result, we enjoy leading market share across numerous categories, and we have seen rapid year-over-year increases in physical points of distribution (defined as the number of products placed at a specific store location, multiplied by the number of retail locations). For the twelve months ended December 31, 2022, we added over 113,000 new total points of distribution across North America and Europe, reflecting growth of 22% relative to the same period in the prior year, as we continue to focus on expanding our share of shelf with our retail partners to enable our future growth. The strength of our relationships allows us to achieve wide distribution and retail penetration for our new product launches, often driving immediate sales volume and further enhancing our retailer relationships.
Agile, scalable and competitive supply chain to support future growth and leading value proposition
Our agile, scalable and competitive supply chain is designed to support our growth and enables continuous product innovation. We leverage a dedicated team of employees co-located in regions with our largest suppliers to manage relationships with our diverse supplier base. Approximately 50% of our volume is produced by suppliers with which we have worked for over a decade. We have cultivated a robust supplier base built on longstanding relationships that share in our vision to deliver high-quality products and fast-paced development. We have continuously expanded our supplier base while also expanding into new geographies including Vietnam, Thailand and Hong Kong with our existing suppliers to ensure we are multi-sourced across our high-volume SKUs and maintain consistency of our product supply. We strive to ensure our supply chain remains highly competitive with competitive bidding processes to secure the most favorable pricing, which allows us to offer the best value to our consumers for new and legacy products.
Our supply chain management system provides us with enhanced visibility and controls. We collect and review performance data from the manufacturing facilities of our suppliers, and we work proactively with our suppliers to optimize product costs and increase overall operational efficiency. Our agile and scalable manufacturing and supply chain exceeds industry benchmarks for cost, quality and performance, and enables us to move with tremendous speed and accuracy to optimize our products.
Highly experienced management team with a consumer-centric mindset
We have assembled a world-class executive team that harnesses decades of strategic and operating experience at SharkNinja and across leading global consumer brands, combining a deep understanding of our culture with industry-leading perspectives. Our management team has a proven track record of building brands, leading market innovation, expanding distribution, driving best-in-class operations and delivering consistently strong financial results.
Our team is led by our CEO and second-generation founder, Mark Barrocas, who has led SharkNinja since 2008 and oversaw our transformation from an early-stage pioneer in small household appliances with less than $250 million in net sales to a leading global product design company with over $3.7 billion in net sales for the fiscal year ended December 31, 2022. Through his executive leadership and strategic vision, Mr. Barrocas is the driving force behind SharkNinja’s innovative and award-winning culture, establishing and activating success drivers that empower our highly skilled workforce to consistently deliver exceptional results. In recognition of our efforts to build a valued workplace, we have received numerous accolades, including Built In’s “2022 Best Places to Work: Boston” and “2022 Best Places to Work: 100 Best Large Companies.”
We win because when others say “it’s good enough,” we keep going; our deep bench of passionate and talented employees want to do everything possible to make our product offerings the best that they can possibly be. Our years of learning, constantly evolving and optimizing how best to deliver something great, fosters an environment across our business that embraces change and adaptability. Fail fast, learn, pivot, move on; we constantly challenge the status quo and always assess whether we can do it better and faster.
Compelling financial profile with consistent organic growth, attractive margins and strong cash flow generation
We have delivered strong consistent historical organic growth, increasing our net sales at a CAGR of 29% over the last three years and at a CAGR of 20% from March 2008 through 2022. Our organic growth has been driven by our continuous innovation expanding our consumer reach and distribution domestically and internationally. Our business maintains an industry-leading margin profile driven by our scale, our best-in-class supply chain and our continuous operational enhancements.
Our robust organic growth, strong margin and efficient capital intensity all contribute to our consistently strong free cash flow. Our strong free cash flow profile allows for significant capital allocation flexibility, enabling long-term shareholder value creation through multiple operating and financial strategies.
Our Growth Strategies
Our highly diversified business is powered by trusted brands, which enables us to drive sustainable long-term global growth. We continuously broaden our geographic footprint and scale into new product categories and markets that reach more consumers in the constant pursuit of our mission to positively impact people’s lives every day in every home in our Global Markets. Our goal is to expand and strengthen relationships with our existing consumers and cultivate relationships with new consumers to drive our continued growth and profitability.
We believe we are well-positioned for continued growth driven by the following strategies:

1. Grow Share in Existing Categories
Innovation by using consumer insights to identify and develop solutions enables us to maintain and continuously grow share in our existing product categories
We build products to delight discerning, educated global consumers who only trust brands that have proven their worth. We aim to offer our consumers the technologies of tomorrow, today. Our global consumer insights and product development approach enable us to deliver innovative solutions for pressing consumer problems that others either do not see or are unable to solve. Combining our speed of innovation and engineering expertise with our ability to translate consumer insights into tangible outputs helps us gain a disproportionate share of the market, which propels and sustains our growth and profitability.
Our model of innovation and optimization enables us to consistently launch new technologically-advanced products in order to satisfy our consumers’ evolving needs and preferences. Once we have entered a category, we consistently launch new products with additional high-quality features and functionality while we simultaneously identify ways to optimize the cost of the existing products that we are selling. This approach allows us to reach additional price points, create a diversified lineup of products and expand our presence on retailers’ shelves.
We have a longstanding history of growing market share at a rapid pace. In Cordless Stick vacuums, one of our major categories today, Shark has increased market share from 10% for the twelve months ended January 4, 2020 to 25% for the twelve months ended December 31, 2022, capturing 56% share of the category growth over that time period. Further, Ninja has captured 26% market share and 33% market share in Traditional Blending for the twelve months ended January 4, 2020 and the twelve months ended December 31, 2022, respectively, capturing 68% share of the category growth over that time period. We have consistently increased our market share in existing categories both in the United States and internationally.
Leveraging our always-on media marketing drives awareness and educates consumers on product technologies and innovative solutions across both new and existing categories
Our global marketing organization is designed to deploy 360-degree marketing strategies that capture the hearts and minds of consumers worldwide. By leveraging solution-based storytelling across omni-channel media, we educate and create awareness of our technology solutions and new products, ultimately driving high volumes of traffic and interest across all channels. When a consumer arrives at the shelf, in store or online, we want them to find SharkNinja products across a wide range of price points offering various solutions with clear benefit-oriented messaging. We believe in communicating for impact because consumer-relevant storytelling has the ability to make products go viral, enabling us to reach more consumers and drive our continued growth.
2. Expand Our Brand in New Categories
We believe SharkNinja is uniquely equipped to disrupt massive and fragmented markets through our proprietary consumer insights and innovative product development approach. We have a proven track record of launching game-changing innovations and rapidly capturing market share across categories. We are not limited by our current categories, because our cross-functional design and engineering capabilities allow us to enter adjacent and altogether new categories. We intend to continue to enter new categories around the home by:
Leveraging our proprietary innovation process to identify new opportunities
Our proprietary innovation process enables us to proactively identify and develop consumer solutions. We incorporate constant and detailed consumer feedback in our dynamic product development process, allowing us to iterate on and improve our products throughout development and identify new adjacent opportunities. We scour ratings and reviews using proprietary software to find and understand opportunities to improve the consumer experience. This always-on dialogue with the consumer leads to our continuous identification of unsolved consumer pain points in multiple new categories.

Adapting technologies and engineering new solutions to solve consumer problems in new areas
Our global, cross-functional product development and engineering teams are constantly improving our consumer solutions. Leveraging these teams’ expertise, we solve consumer problems that we have uncovered, adapt our technologies to new uses or solve new problems from scratch. For instance:
•
We launched our Shark Cordless vacuums in 2014. Leveraging our No-Loss-of-Suction technology, we delivered a game-changing product that housed the cleaning performance of a corded vacuum in a lightweight cordless format. In addition to our No-Loss-of-Suction technology, our cordless vacuums boast impressive runtimes and Self-Cleaning Brushroll technology. In cordless sticks, we have captured 56% share of the category growth between the twelve months ended January 4, 2020 and the twelve months ended December 31, 2022, according to NPD.

•
Ninja’s 2018 launch of Foodi not only showcased our ability to rapidly scale novel concepts, but also launched an entire category. Foodi was the first in the market to combine two popular cooking techniques, pressure cooking and air frying, into one multifunctional cooker, achieving food texture that is tender inside and crispy outside. Foodi has over 27% market share in multi-cookers in the United States as of December 31, 2022 and 60% market share in Electrical Cooking Pots in Great Britain as of December 31, 2022, according to NPD and GfK, respectively. The Foodi brand then expanded to Toaster Ovens, Electric Grills and Air Fryers capturing 23%, 43% and 27% market share in each category, respectively, as of December 31, 2022, according to NPD.

•
We introduced the Ninja CREAMi, our revolutionary ice cream maker, in 2021 and were able to rapidly expand the ice cream maker market while capturing 60% market share, according to NPD, all within less than two years of entering the category.

•
When we launched Ninja NeverStick Premium Cookware, we entered a new category with superior performance relative to the traditional non-stick design that had existed with limited innovation for decades. In the Food Preparation category, as of December 31, 2022, we had gained approximately 5% market share of the United States’ $2.5 billion cookware market according to NPD. We captured that market share within two years of entering the market and we believe we are just getting started.

•
The success of our Foodi indoor heated cooking line has enabled us to enter outdoor cooking in 2022. Our innovative Ninja Woodfire outdoor grill relies on proprietary technology to cook low and slow or hot and fast, while adding massive woodfired flavor, with only a small amount of natural wood pellets, and also operates as an air-fryer.

Expanding the product assortment and retailer placements of our new categories
Within the new categories we enter, we continuously expand our product assortment, further disrupting these markets and growing retailer placements of our new products. For example:
•
We entered the Beauty category with the 2021 launch of Shark HyperAIR. Leveraging our air-movement technologies and broader engineering and design capabilities, we created an innovative hair drying and styling system within the $100-$300 price point. We have since expanded our product offering in the category through the launch of Shark FlexStyle, an innovative hair styler that enables consumers to dry while they style with no heat damage. This product has garnered significant consumer and retailer demand, further fueling our momentum in the Beauty category and earning us disproportionate share of shelf across retailers.

•
In the Home Environment category, we launched our first generation of Shark air purifiers in 2021 with anti-allergen, odor lock and smart sensing monitor technology. In 2022, we launched our second generation of air purifiers, which feature HEPA filtration and a smaller, more versatile design. We have continued to expand our product assortment in this category with our recent launch of our 3-in-1 air purifier, which offers heating and cooling functionality in addition to our previous air purification technologies.

•
In the multi floorcare sub-category, we wanted to continue our path of innovation by combining two historically separate products into one. We created the Shark HydroVac, a 3-in-1 vacuum, mop and self-cleaning system. The newest addition to our multi-floorcare lineup vacuums, mops and cleans itself at the same time as it deep cleans hard floors and area rugs.
We consistently launch into new categories to bring original consumer-centric innovations to market. Year after year, SharkNinja has accelerated its pace of growth by entering and capturing share in over 30 sub-categories, swiftly disrupting and gaining leading market share in many of them. In the past three years alone, we have entered and disrupted the following product categories: Countertop Ovens, Indoor Grills, Cookware, Ice Cream Makers, Cutlery, Bakeware, Home Environment, Hair Dryers, Wet/Dry Floorcare and Outdoor Grilling. These new product categories not only increase our household penetration but also expand use occasions, the number of products per home and our brand presence across households.
3. Globalize Our Brand
We currently operate in 29 markets, and our international expansion remains a key area of strategic focus. In 2014, we transformed our United Kingdom model from a distributor model to a direct SharkNinja operation and unleashed a new phase of category expansion and market share gains. Since shifting to a direct SharkNinja operation, we have scaled the United Kingdom business to sales of over $490 million in 2022. With the success of our direct model in the United Kingdom, SharkNinja has captured significant share across all major categories in which we operate, and in 2020, we began leveraging our success in the United Kingdom to drive further expansion across Europe, particularly in Germany and France. We have been able to consistently leverage this model to successfully enter and meaningfully grow in new markets.
Our international presence enables us to develop local consumer insights to create new consumer-driven innovations that we are able to offer globally. We are confident that globalizing our brand will drive synergistic growth.
4. Drive Operating Margins and Efficiencies
At SharkNinja, we are rarely satisfied. That tenacious spirit extends beyond producing some of the world’s most innovative and technologically advanced household appliances, to our production processes and the way we operate. We have built an agile and quality-oriented supply chain with ample capacity to support future growth. We intend to grow our margins by enhancing our product mix through innovation and by pursuing additional cost-saving opportunities. We achieved a gross margin of over 45% for the year ended December 31, 2020 and we are highly focused on returning to approximately that margin level over the longer term; we view our gross margin as a competitive advantage providing us with significant flexibility over how much we invest in our R&D, selling and marketing and other growth-oriented investments.
Our Market Opportunity
We consider all households to be potential consumers, from students in their college dormitories to single adults and large families in starter or high-end homes. Our offering allows consumers to progress from lower price points to more premium offerings, and expand from one SharkNinja product to many. Further, we believe in the recession-resilient nature of our offerings, as we believe consumers may view expenditure on many of our products as potential cost-saving investments.
Our Addressable Market
We compete in a broad range of product categories, which we continue to expand. Our Shark and Ninja brands primarily compete in the massive and growing small household appliance market. We consider our market opportunity in terms of a TAM, which we believe is the market we can reach over the long-term and is comprised of existing product categories in existing markets and potential new product categories and potential new markets. We consider our TAM to be represented by the small appliance market, as defined by Euromonitor, in the United States and international markets. This TAM is $112 billion and grew at 7.2% CAGR from 2017 through 2022 and is expected to grow at an 8.4% CAGR from 2022 through 2027. Our 2022 net sales of $3.7 billion represented 3.3% penetration of our TAM, calculated as our net sales divided by total TAM.
We define the categories and markets which we currently serve as our SAM, which is $39 billion. This figure represents the aggregate retail value RSP in U.S. Dollars for all categories and all geographies in which

SharkNinja currently has retail value RSP data available based on Euromonitor. We expect to continue to grow our SAM over time as we expand beyond our current markets into new adjacent categories and increase our number of products per household.
Source: Euromonitor International Limited, Consumer Appliances 2023 edition. Market size and growth estimates based on Euromonitor retail value RSP in USD$ at current prices and fixed 2022 exchange rates.
Consumer Trends in Our Favor
Consumer aspirations for higher quality lifestyles; more time for leisure and less for chores
The rise in dual-income households has left consumers with less time for household tasks and increased disposable income to pay more for quality, time- and energy-saving devices. A 2022 study by Happy Money found that, across various income levels, those who made time-saving purchases, which reduce time spent on cooking, cleaning and household maintenance tasks, reported higher levels of happiness compared to those who did not. We believe SharkNinja products allow consumers to navigate daily tasks more efficiently without compromising on quality.
Emergence of millennials as the prominent consumer force
We believe our products have broad consumer appeal, especially among consumers seeking high quality products with advanced technological capabilities. The Millennial generation, in particular, has an affinity for advanced technological capabilities as the first generation of digital natives. Millennials currently comprise the largest living generation in the United States and are in their peak home-buying and consumption years. According to a 2022 National Association of Realtors study, Millennials currently comprise 43% of homebuyers, which we expect to be a tailwind for the small household appliance categories.
Increased importance of the home environment
A 2022 study by AT&T predicts the hybrid work model will grow to 81% of the American workforce in 2024. We believe that as consumers continue to spend more time at home and seek to elevate their home environment the demand for our products will increase.
Increased availability and influence of product ratings and reviews
Product reviews and ratings have become critical measures of performance for consumer goods companies. According to a 2021 PowerReviews survey, more than 99.9% of U.S. consumers read reviews when shopping online and 57% read reviews when shopping in brick-and-mortar stores to assess potential purchases. The survey found that ratings and reviews have become the most important factor influencing purchase decisions for the first time, ranking above price, free shipping, brand and recommendations from family and friends. We believe SharkNinja is well-positioned to take advantage of this trend, with 74% of our reviews across our own websites rated 5-star.
Our History
SharkNinja has a proud history as a pioneer in small household appliances, and we continuously create a broad array of products that consumers love. With a legacy that dates back several decades, SharkNinja has transformed from its origins as an early-stage pioneer into a portfolio of trusted, global, billion-dollar brands driving rapid growth and innovation across the multiple categories in which we compete today.
SharkNinja includes product offerings under the Shark and Ninja brands. The Shark brand was founded in 2007 by entrepreneur Mark Rosenzweig with the launch of the No-Loss-of-Suction vacuum technology that spurred a new era in home cleaning. Shortly thereafter, the executive bench was expanded to include Mark Barrocas as SharkNinja’s President and second-generation co-founder driving the launch of the Ninja brand in 2009.
Mr. Barrocas established a foundational culture with roots in consumer-centric disruptive innovation that drives SharkNinja’s ethos each day. Under Mr. Barrocas’ leadership and strategic vision, we have grown from less than $250 million in net sales for the twelve months ended March 31, 2008 to over $3.7 billion in net sales for the fiscal year ended December 31, 2022, consistently expanding into new categories and geographies while remaining focused on our mission to positively impact people’s lives every day in every home in our Global Markets. Throughout this period, we have maintained an intense company-wide focus on building a highly scalable, yet nimble, supply chain that allows us to sustain our entrepreneurial approach to innovation. We further enhanced these capabilities through a strategic partnership with Joyoung in 2017, and, today, we possess relationships with a diversified supplier base to ensure that our supply chain remains highly competitive and adaptive to evolving market and economic conditions.
We are an innovation engine that delivers consumer solutions with brands that we believe are synonymous with quality, performance and value. Our consumers choose our products to enhance their everyday lives, and we aspire to delight consumers in all that they do with our products. Our brands are powered by our engineering and innovation capabilities, and we have cultivated a reputation for achieving industry-leading innovations and 5-star consumer reviews.

Our Culture and People
At SharkNinja, we are intensely dedicated to delivering on our mission of positively impacting people’s lives, every day in every home. We succeed because when others say “it’s good enough” we keep going; we strive to do everything possible to make our products as good as they can possibly be. When we do this right, we have the opportunity to create something great: as a company, as a team and as individuals. Five success drivers permeate everything we do at SharkNinja:
We are rarely satisfied.   We “dream big” and set ambitious aspirations because we have high expectations for our own success. When we achieve a goal, we set the next “beacon” and align our entire team around it. We use our grit and resiliency to drive us to the next milestone and achieve success in the marketplace.
We believe in progress over perfection.   We believe that it is more important to make a decision, start executing and course-correct as needed. We encourage a highly proactive mindset which is centered around a policy to “fail fast,” learn, pivot and move on. Our engineers and designers embrace change and constantly evaluate feedback from consumers and professionals as part of our agile development process and continuous iteration, ensuring that when our products go to market we are confident that they are high-quality, will resonate with consumers and will deliver superior performance at great value relative to our competitors’ products.
We believe details make the difference.   We invest to understand how things really work, seek out new perspectives and inputs and feel compelled to challenge assumptions and ask the second- and third-order questions to find the best possible way of doing something. We constantly question everything and challenge the status quo, assessing whether we can do it faster or better.
We believe winning is a team sport.   We make better decisions when we bring our collective minds to the table. We align ourselves around clear expectations and own the big-picture outcomes, actively holding ourselves and others accountable for delivering exceptional results.
We believe that success comes when we communicate for impact.   We constantly share information and bring our broad teams together to iterate and align on our thinking. We challenge assumptions and are open to challenge without taking it personally.
As of December 31, 2022, more than 2,800 employees located in 9 countries and across 25 offices drive our success. We were voted one of the “Best Large Companies to Work For in Boston” and one of the “100 Best Large Companies to Work For” in 2022 by Built In. We believe that our award-winning culture ultimately drives our success across our brands and with our consumers.
Our Product Offering
Shark
The Shark offerings cover an expansive and diverse assortment of categories including Floorcare (Corded and Cordless Vacuums, Robot Vacuums, Steam Mops and Wet/Dry Floor Cleaning), Home Environment and Beauty appliances and the Shark brand, we believe, is synonymous with power and versatility.
Shark Floorcare
Shark’s Floorcare product offering includes Corded, Cordless and Robotic Vacuum Cleaners as well as Steam Mops and Wet/Dry Floor Cleaning products. Our strong market position in this category, history of industry recognition and awards and consumer advocacy across our portfolio of products have established our relationship with leading retailers. Shark was the #1-selling Floorcare brand in the United States for 2022, according to NPD.
Corded & Cordless Vacuums
Shark has been the #1-selling Vacuum Brand in the United States for the last four consecutive years and has been the #1-selling Upright Vacuum Brand in the United States over the same period, according to NPD data. In addition, Shark’s WANDVAC handheld vacuum was the #1-selling Hand Vacuum in the United States in 2020, 2021 and 2022, according to NPD. Shark’s high-performing vacuums have received notable accolades including the Good Housekeeping 2021 Cleaning Awards for the Shark WANDVAC system for the “Slimmest Stick Vacuum,” the Shark Stratos Cordless Stick which was awarded “Best Small Appliance” by Tech Radar in 2022, and the Shark Apex Upright Vacuum that received the Reviewed Editor’s Choice Award for the Best Upright Vacuum Cleaners of 2022.
Our portfolio of Shark Corded and Cordless Vacuum products include upright, stick, canister and handheld vacuum variations. Our products have highly distinguished performance on key attributes that our consumers value, such as suction and self-cleaning brushrolls. For example, as of 2022, Shark’s patented suction technology featured within various vacuum products has the strongest suction of any upright vacuum at the hose and Shark’s patented WANDVAC Power Pet delivers the most suction of any other leading cordless hand vacuum option weighing under 1.5 pounds. Furthermore, Shark’s Self-Cleaning Brushroll technology, with powerful hair pickup without problematic hair wrap has been integrated into many Shark vacuums. In addition, Shark’s odor neutralizing technology guards against bad odors.
Our Corded and Cordless Vacuum category includes:

Select key technologies across our Corded and Cordless Vacuum range include:

DuoClean Technology
Two brushrolls clean carpets and floors with excellent hair pickup

PowerFins HairProTechnology
Grips and captures hair and debris for incredible pickup of pet hair and long hair

HAIR WRAP
NO HAIR WRAP
SELF-CLEANING
BRUSHROLL
PET HAIR • LONG HAIR

Self-Cleaning Brushroll
Brushroll enables powerful pet hair pickup

Odor Neutralizer Technology
Guards against bad odors inside your vacuum for a fresher-smelling home

Anti-Allergen Complete Seal with
True-HEPA Filtration
Captures and traps 99.9% of dust and allergens*.
*Based on ASTM F1977 down to .3 microns.

Anti-Allergan Complete Seal
Captures 99.9% of dust, allergens, dander, and more, keeping them out of the air you breathe

CLEAN SENSE IQ
Clean Sense IQ detects the dirt
you can't see & automatically
boosts power.
Up to 50% better dirt pickup.*
*vs. Shark® Cordless Pro in ECO mode.

Clean Sense IQ
Infrared sensors detect dirt not visible to naked eye and increases power automatically when needed

POWERED
LIFT-AWAY

HyperVelocity
High-speed motor and streamlined air path deliver incredible suction power for the toughest messes

LiftAway & Powered LiftAway
Detach the wand from the nozzle and reach up high and in tight spaces with ease

Our Corded Vacuums typically range from $129 to $499 and our Cordless Vacuums range from $179 to $499. Across both Corded and Cordless Vacuums, the majority of our offering is priced in the range of $200 to $399.
Robot Vacuums
Shark was the #1-selling multi-function robotic vacuum brand in the United States in 2022, according to NPD. Our Robotic Vacuum offering has received numerous accolades since launching in 2017, with recent awards including winning the best bagless option on Spy’s “Best Robot Vacuum 2022” list for our Shark AI Ultra Robot Self-Empty, being selected as part of House Beautiful’s 2021 “Live Better Awards” for the Shark AI Robot Self-Empty XL and being named PC Magazine’s “Best Product of 2021” for the Smart Home, Robot Vacuum category for our Shark IQ Robot Vacuum. Our Auto Empty Robot Vacuum has over 17,000 5-star reviews on Amazon. We have leveraged our deep experience in the broader vacuum category to produce industry-leading performance. For example, our Shark AI Ultra 2-in-1 Robot Vacuum provides twice the level of suction relative to another leading Robot Vacuum brand.
Our Robot Vacuum offering includes:

Select key technologies across our Robot Vacuum range include:

Matrix Clean Navigation™
Tackles tough messes and stuck on stains in multiple passes from multiple directions

CleanEdge™ Technology
Uses blasts of air and corner recognition to remove debris for 50% better edge cleaning

SELF-CLEANING
BRUSHROLL
PET HAIR • LONG HAIR

Self-Cleaning Brushroll
Brushroll enables powerful pet hair pickup

ANTI-ALLERGEN
COMPLETE SEAL

True HEPA Self-Empty base
Anti-Allergen Complete Seal system captures and traps 99.97%* of dust and allergens

Object Detect & Avoid
Ultra smart robot avoids need to be picked up before clean completion through advanced object detection and avoidance technology

100 SCRUBS/MINUTE

Sonic Mopping
Powerful vacuum and sonic mop for both wet and dry cleaning with 100x scrubs per minute

No-Go Zones
Use the SharkClean app to block off obstacles

Recharge and resume
Up to 120 minutes of runtime. Or, with recharge and resume, the robot will return to the dock, recharge, and continue from where it left off

Our Robot Vacuums are complemented by the SharkClean mobile app (rated 4.8-stars in Apple’s App Store with over 140,000 reviews as of December 31, 2022), which, through its precision home-mapping capabilities, including visual simultaneous location and mapping technology as well as 360-degree rotating light detection and ranging technology, enables users to customize where, when and how their robot cleans. Users can set cleaning schedules, send their robot to clean certain rooms or spots on-demand in UltraClean Mode, or mark areas for their robot to avoid altogether.
Our Robot Vacuums typically range from $139 up to $699, with the majority of our Robot Vacuum offerings in the range of $200 to $499.
Steam Mops & Wet/Dry Floor Cleaning
Shark’s Mops and Wet/Dry Floor Cleaning products have garnered several industry awards in recent years, including Good Housekeeping’s 2021 awards for best “Deep-Cleaning Steam Mop” for the Shark Steam & Scrub Mop S7000 and the “Slimmest Stick Vacuum” for the Shark Wandvac System WS620 as well as Better Homes & Gardens’ 2021 award for “Best Vacuum-Mop Hybrid” for the Shark VacMop Pro.

Our Steam Mop and Wet/Dry Floor Cleaning offering includes:
Select key technologies across our Steam Mop and Wet/Dry Floor Cleaning offering include:
Our Steam Mop and Wet/Dry Floor Cleaning offerings typically range from $49 to $359, with most of our products typically priced below $199.
Shark Home Environment
Our Home Environment product offering currently includes our air purification products. We launched our first series of Shark air purifiers in early 2021, which feature our anti-allergen and odor lock technologies, as well as our smart sensing monitor technology which enables consumers to measure product effectiveness. Our second-generation Home Environment products, launched in early 2022, feature HEPA filtration and a smaller and more versatile design. Later in 2022, we launched new products which include the ability to both heat and cool the home while simultaneously improving air quality. We have achieved rapid market share gains in the air purification market—we achieved 5% market share within 15 months of first launching into the category.

Our Home Environment offering includes:
Select key technologies across our Home Environment offering include:
Our pricing across our Home Environment offering typically ranges from $189 up to $479, with most of our products in the range of $250 to $350.
Shark Beauty
Shark’s Beauty category was launched in 2021 with the Shark HyperAIR hair dryer. The product delivers premium air power and next-generation intelligence, giving consumers an easy, healthy and ultra-fast hair drying experience. Within a year of launch, the Shark HyperAIR became the #1-selling hair dryer priced in the $100-$300 range in the United States for the three months ended December 31, 2021 and remained the #1-selling hair dryer in the same category for the twelve months ended December 31, 2022, according to NPD. Shark HyperAIR was awarded “Best Hair Tool” from BestProducts.com for 2022. Our HyperAIR product launch was followed by the Shark FlexStyle hair dryer and styler in September 2022, which enables consumers to style while they dry without significant heat damage. With a simple twist, the FlexStyle transforms itself from being a powerful, fast hair dryer to an ultra-versatile multi-styler.
Our hair dryer and styler ranges are designed for all hair types, and our technology enables fast drying hair times while maintaining lower temperatures relative to most of our competitors. Our dryers measure and regulate temperatures 1,000 times per second to ensure consistent air temperature instead of getting hotter as it runs, which helps to prevent over heating hair.

Our Beauty offering includes:
Select key technologies across our Beauty offering include:
Our Beauty offering typically ranges from $159 to $299 with most products priced between $229 to $269.

Ninja
Ninja was the #1-selling brand in small kitchen appliances in the United States in 2020, 2021 and 2022, according to NPD, and its diversified product offering spans across consumers’ kitchens, both indoors and outdoors, with leading products in Motorized Kitchen Appliances, Heated Cooking, Beverage Appliances and Kitchenware. For owners of Ninja products, we envision the kitchen as their stage and Ninja appliances as their top performers.
Ninja Motorized
We launched the Ninja brand in 2009 with the Ninja Master Prep blender. Today, the Ninja Motorized offering includes full size blenders, single service blenders, juicers, food processors and ice cream makers. Ninja’s Motorized offering is centered around ensuring convenience for the consumer while serving as a complement to a healthy lifestyle.
Our commitment to excellence has made us the #1-selling brand in blending appliances in the United States for four consecutive years through to 2022, according to NPD. This is further complemented by awards such as the Allrecipes “Best Blender” distinction in 2022. In addition to our blenders, our more recent Ninja Motorized launches have also been recognized for their outstanding design and performance. The Ninja CREAMi was the #1-selling ice cream maker in the United States for 2022, according to NPD, and the CREAMi has won numerous awards, including House Beautiful’s 2022 Live Better Awards “Entertain Better Category,” the 2022 Men’s Health Tech Awards “Best Ice Cream Maker” and Good Housekeeping’s 2021 Kitchen Gear Awards “Custom Ice Cream” distinction.
Our Motorized offering includes:
Select key technologies across our Motorized offering include:

Our blenders typically range from $69 for our entry level blenders to $250 for our blender systems. Ice cream makers typically range from $200 to $250. Most of our Motorized products are typically priced below $200.
Ninja Heated Cooking
In 2018, we established our Foodi sub-brand, which is comprised of innovative and groundbreaking appliances that merge various technologies to create highly versatile products. Our Foodi range of products eliminates the need for multiple appliances and is designed to make cooking various types of meals easier. Ninja was the #1-selling air fryer brand in the United States and the #1-selling Indoor Grill Brand in the United States for 2022, according to NPD. Our Ninja products have also won many awards, such as Allrecipes’ 2022 “Community Choice” for our air fryer, and the Popular Mechanics 2022 Gadget Awards “Best Appliance” for our Dual Heat Air Fry Countertop Oven. Our Ninja products have also received recognition in publications such as Bon Appetit, where our Ninja Foodi Digital Air Fry Oven was given the distinction of the toaster oven-air fryer combo of choice for consumers with limited counter space. Our Heated Cooking category includes air fryers, ovens, indoor grills, outdoor grills, multi-cookers, waffle makers and toasters.
Our Heated Cooking offering includes:
Select key technologies across our Heated Cooking offering include:

NINJA
COOKING SYSTEM

Auto-iQ Programs
Dozens of pre-programmed recipes that help you cook

NINJA
STEAM & CRISP AT THE SAME TIME

SteamCrispTechnology
Steam and crisp at the same time for up to 40% faster meals

PRESSURE
RELEASE PRESSURE
PRESSURE
NATURAL RELEASE
QUICK RELEASE
DELAYED RELEASE

Hands-Free Steam Release
3 auto-steam release controls allow you to select your desired pressure release setting

Foodi™ Smart Thermometer
Eliminate cooking guesswork and achieve perfect doneness every time.

Smart Thermometers
Enables you to achieve even more accurate results at the touch of a button

Flip Ovens
Takes up 50% less space when you flip it up and away to store against your backsplash

Dual Zone Air Fryers
Feature Smart Finish feature for cooking 2 foods 2 ways that finish at the same time

Indoor Grilling with Outdoor Performance
Employs power of a full-sized grill to get the grill flavors you love, right on your countertop, any day of the year

The majority of our Heated Cooking offering is typically priced between $100 to $300; we have entry level air fryer products priced below $100 such as the Ninja Mini Air Fryer, which has ranked amongst the best-selling Air Fryers on Amazon in 2022, while our more sophisticated air fryers are priced around $259. The most expensive products in our Heated Cooking offering include our Woodfire outdoor grill range, which typically range from $370 to $460.
Ninja Beverage
Ninja’s functional and sophisticated coffee systems, with both single-serve espresso capsules and coffee ground options, allow consumers to craft everything from classic, rich, over-ice brew to 10-minute cold-brew coffee and tea to matcha masterpieces, macchiato-style specialty brews and more. Our coffee systems have received numerous accolades. In 2022, Real Simple named our Ninja DualBrew Pro System Coffee Maker as the “Best Dual Coffee Maker” and Fatherly named our Ninja 12-Cup Programmable Coffee Maker as one of the “Best Coffee Machines.” In 2021, Rolling Stone Essentials named our Ninja DualBrew Pro Specialty Coffee Maker as the “Best Coffee Maker.” In addition to coffee systems, our Beverage category also includes electric kettles.
Our Beverage offering includes:
Select key technologies across our Beverage offering include:
The pricing within our Beverage offering typically ranges from $100 to $250.
Ninja Kitchenware
Durability, safety and quality are top of mind for our Ninja Kitchenware offering with cookware and cutlery that does not compromise—meal after meal, use after use, time after time. Our Kitchenware offering includes cookware, cutlery and bakeware categories. According to NPD, Ninja was the #1-selling cookware set in the United States and the top-growing cookware brand in the United States for 2021 and 2022. In addition, over the same time period, two of the top three cookware sets in the United States are Ninja NeverStick and as of December 31, 2022, Ninja was the #1-selling cutlery set in the United States, according to NPD. In 2021, our NeverDull knives were awarded “All the Knives You Need” in Good Housekeeping’s “Kitchen Gear Awards.”

Our Kitchenware offering includes:
Select key technologies across our Kitchenware offering include:

Premium
The difference is in the degrees
[MAX MANUFACTURING TEMP]
NINJA
Foodi
NeverStick
Traditional Pan
3 YEARS OF USE*
30,000°F
Won't stick, chip, or flake
VS
900°F
Can rapidly lose nonstick
*Ninja Foodi Neverstick after 3 years of simulated use vs a traditional pan after 3 years of home use.

NeverStick

Ensures the extremely durable, textured Ninja exclusive coating is metal-utensil safe and enables excellent food release

Premium
Built-in sharpener
NeverDull® Technology within the storage block maintains razor-sharp edges for over 10 years.

NeverDull

Built-in sharpener provides easy, fool proof sharpening

Our Kitchenware offerings typically range from $49 to $550.
Innovation & Product Development
At SharkNinja, our multi-layered approach to innovation and product development allows us to expand into new categories while also sustaining growth in existing products through continuous enhancements.
Disrupting Appliance Categories with New Technologies
We have an established track record of creating and defining market segments through disruptive innovation. Our product development engine has enabled us to launch numerous products with innovative features and functionality, which often originate entire categories and sub-categories for us to expand into. In 2022, 25.9% of our sales were derived from new products that were launched during 2021 and 2022.

Continuous Optimization of Existing Offerings
We are passionate about implementing enhancements to our products to deliver design and functionality that meets and exceeds our consumers’ ever-evolving needs and expectations. We continuously refine and enhance our disruptive products over time to stay at the forefront of our respective categories. For example, within our most mature categories, blenders and vacuums, all of our initial disruptors that were launched more than ten years ago are still core products today with refined capabilities and expanded product families around them.

Ninja Smoothie Bowl Maker

Ninja Coffee Bar Hot & Cold Brewed

Shark Self-Cleaning Brushroll

Shark Clean Sense IQ

Shark DuoClean

Shark Lift-Away

Our product development process is intensely consumer-driven, with data-led decisions consistently driving the outcome. We observe consumers in simulated home environments to glean insights on how they interact with our products and those of our competitors. These powerful insights fuel our innovation engine and enable us to adapt our product offerings to consumers’ evolving needs. In 2022, we interacted with over 122,000 consumers across the globe in our product development process. Before the launch of our first hair dryer product in 2021, Shark HyperAIR, we conducted extensive market research and product testing with over 12,000 unique consumers across the globe and we also tested the product in 35 salons to gather feedback from professionals. Constant qualitative and quantitative testing with real consumers informs every stage of our design, engineering, manufacturing and marketing processes, even during late-stage development and product release. We also intensely study consumer reviews in our relentless pursuit of a 5-star product experience across our portfolio; we have dedicated teams and technologies to evaluate consumer feedback irrespective of star rating; negative product sentiment is then put on an action register for an internal task force to assess and address.
Our global, in-house engineering and product design team of over 700 engineering and design experts collaborates around the clock across the United States, China and the United Kingdom. We have developed a unique matrix structure organized around our categories and key functional R&D disciplines. Our cross-functional approach to R&D creates an idea-generation machine that enables an exchange of ideas and technologies across product categories and in the process allows us the ability to maintain and expand our market share. Our organizational structure also provides an exciting career path for our engineers to continue to further develop their expertise, while allowing us to leverage skills and experience across categories.
In addition, our five global innovation centers across the United States, the United Kingdom and China allow us to access a wide breadth of skills and technologies. By having the ability to recruit top talent in the United States, the United Kingdom and China, we are better equipped to identify and acquire diverse skillsets and expertise than if we had a centralized engineering team in a single location.
In 2022, our total R&D costs were $215.7 million, representing a 7.5% increase from 2021. We believe our investments in R&D are critical to the success of our business—we win over consumers because when others say “it’s good enough,” we keep going. To protect our integrated R&D platform, we invest extensively in the development of our intellectual property, and, as of December 31, 2022, we possess a portfolio of over 3,000 patents in force in various jurisdictions, including the United States, Canada, China, Japan, South Korea, Australia, the United Kingdom, Germany and France. Our innovation process is constant—even after a product is launched, we continue to test how it can be improved, and we constantly push ourselves to find the next category we can disrupt. Our approach to hardware innovation more closely emulates software evolution; there is no start or end point to product development. We encourage our teams of engineers and designers to embrace change and view product development as a continuous process of enhancements that ultimately drives high consumer satisfaction.
Manufacturing, Supply Chain & Logistics
Our manufacturing, supply chain and logistics reflect our intensive focus on quality and performance. We distinguish ourselves not only through our products and our brands but also through our commitment to refining every detail across our manufacturing, supply chain and logistics. Our supply chain infrastructure harnesses three differentiating factors: factory partnerships, factory flexibility and inbound freight. Our partnerships enable us to move rapidly from an idea on a whiteboard to full production, collaborating to drive quality and reduce cost. Whenever possible, we require our factory partners to possess the flexibility to make changes to purchase orders if production has not yet occurred and typically only require purchase orders 30 days in advance of the cargo ready date for shipping. Lastly, our volumes and long-term strategic partnerships with key shippers allow us to attain competitive inbound freight rates, even when the market is constrained.
We manage the design of our products and oversee the quality assurance programs and manufacturing standards applied across our supply chain. Although we do not manufacture any of our own products, we have relationships with various third party suppliers, either directly or through JS Global or Joyoung, to manufacture our products. These suppliers are responsible for the assembly of our products and are primarily based in China. We also work with certain suppliers in various regions across Southeast Asia, including Vietnam, Malaysia, Thailand and Indonesia. Our suppliers are often responsible for the sourcing of components used to manufacture our products but in certain instances, we directly source these components from sub-suppliers and pay for and own certain tooling and equipment used by our suppliers in assembly. Further, we have made significant investments in local talent to manage production as well as ensure quality and competitive costs with employees on the ground in Asia who work directly with many of our suppliers. These employees work closely with owner-operated factories to ensure that our products meet our strenuous quality standards and to enable maximum flexibility and input in the manufacturing process.
There are no existing long-term manufacturing contracts on which we are substantially dependent. While we have selected suppliers for commercial and operational reasons, we believe that there are alternative firms that we can engage to supply products of the same or similar quality, in similar quantities and on substantially similar terms as our current suppliers. Further, most of our products are dual-sourced, enabling us to maintain a competitive sourcing environment among our suppliers, and we deploy a rigorous bidding process to secure favorable pricing across our entire supply chain. We have leveraged pre-existing supplier relationships to scale our supply chain and enter new categories more quickly. Today, we have established direct and strong relationships with our suppliers. We annually require and assist in processes to remove costs from production, allowing our legacy innovations to compete against less capable, lower-priced competitors.
Our global commitment to quality flows through every stage of the design, development, production and post-production process. This quality assurance program requires that inspection and testing are completed by SharkNinja employees prior to a product leaving the factory and feeds into ongoing product design and production improvement reviews.
To further manage our supply chain, we have developed a dedicated Supply Planning team that compares demand forecasts to inventory on hand and production and inbound forecasts. We relentlessly track our inventory with retailers to assess how each product is performing on the shelf. Through our proprietary data and tracking process, we understand when it is time to shift shelf space towards more in-demand models. This allows us to deliver a wide variety of solutions in a category and maintain our average price point across each brand by phasing out older models as we introduce newer ones. However, several of our legacy products, which we refine and optimize over time, continue to see strong demand, and remain prominently on shelves, including the Ninja Mega Kitchen System which was introduced in 2012 and the Shark Navigator Lift-Away which was introduced in 2010. By producing leading-edge innovations and leveraging our proprietary data and processes, we have been able to continuously reduce our obsolete inventory rates. In addition, we have numerous retail and DTC third-party logistics (“3PL”) distribution centers across North America and Europe: eight 3PL distribution centers in the United States, one in Canada and four in Europe.
Marketing & Consumer Engagement
We do not wait for demand to happen; we create it. Our global marketing organization deploys a variety of marketing strategies across outlets that capture the hearts and minds of our consumers. Today, our global marketing organization consists of over 350 employees in offices across North America, Europe and Asia, with functions spanning brand marketing, digital marketing and retail product marketing.
Our marketing strategy is focused on growing our army of ambassadors by leveraging large-scale, omni-channel media strategies, powerful consumer data and dynamic product storytelling to educate and create awareness of our solutions. Our differentiated storytelling complements our innovative products and has the ability to make our products go viral and attract new consumers to our brands. Just like our products, our marketing strategy is solutions-driven, focused on educating the consumer about a consumer problem and highlighting our innovative solution. We bring the consumer along in the story of the technology we have developed. This approach engages the consumer and fuels demand for our solutions, which span across our product offerings.
We leverage diverse and cost-effective means to educate consumers and inspire conversion across all our marketing channels. We run our always-on marketing campaign for both Shark and Ninja products. We run campaigns ranging from 28-minute long-form infomercials to 15 and 30 second short-form commercials. We additionally utilize social media on a variety of apps, display advertisements and engage in search engine optimization media and public relations. Further, we drive engagement on social / over-the-top platforms like YouTube, Pinterest, Instagram, Facebook and TikTok. Our marketing methods ensure that we support both our core categories and new product launches, rather than focusing on only the latest drop. Overall, we believe our media focus on solutions successfully creates a halo effect across Shark and Ninja, promoting both brands rather than a single product.
We possess a strong data-driven, fluid media planning and marketing strategy that is tailored to our various product offerings. When a consumer arrives at the shelf looking for a vacuum with a self-cleaning brushroll, or a blender with the ability to produce restaurant-quality drinks, we want the consumer to discover that solution in SharkNinja products at a variety of price points. The consumer can choose the right combination of attributes at the right price for their needs. This makes our marketing efforts exceptionally efficient, with advertising representing 7.3% of net sales in 2022 and 7.9% of net sales in 2021. Through our strategic marketing initiatives, we achieved aided brand awareness of 94%, based on surveys we conducted, for both Shark and Ninja brands in Q4 2022. In addition, our marketing efforts have fueled Shark’s unaided brand awareness of 42% and Ninja’s unaided brand awareness of 18% in Q4 2022.
Our Customers & Sales Organization
Our Customers
We believe we create category demand across our categories, which effectively positions us to sell our products at most major retailers, never practicing retail exclusivity. Our innovation, performance, quality and value make our products desirable to carry, and we can drive significant traffic into stores. We have low retailer concentration, with our largest customer representing 15% of retail sales. We have 14 key retail accounts in the United States, and we partner with 49 retailers across the United States and over 150 retailers globally. Our largest retailers include Walmart, Amazon and Costco, each of which accounted for more than 10% of our net sales, and together make up 42.9% of our net sales as of December 31, 2022. We are one of fewer than 50 brands selected to be part of the Amazon Global Vendor Management (“GVM”) program. Amazon’s GVM strategy intends to accelerate Amazon’s worldwide growth through prioritizing top-tier, globally important vendors via C-level engagement and formalized business planning, and we are capitalizing on market opportunities presented by our participation in this program. We also participate in a strategic joint business plan with Target, which enables us to work together on long term objectives and planning timelines.
Our retailers consistently recognize SharkNinja as a top vendor with awards including: the “2021 Product Launch Award” at Macy’s and the QStar for QVC Vendor of the Year for 2020.
Our Sales Organization
Today, our sales organization is made up of over 150 employees. Within our global sales organization we have dedicated team members working across e-commerce and retail marketing as well as strategic sales. E-commerce and retail marketing focus on e-commerce channels, retail digital strategy, e-commerce experience and co-op and trade marketing. Our strategic sales team members focus on pricing, channel and marketplace and sales, which focuses on replenishment, national accounts, sales operations, key accounts and account planning. We have developed a presence adjacent to many of our major retailers and growth regions, in Bentonville, Minneapolis, Toronto, Leeds, Munich and Paris in order to be in close contact with our key retailers.
Competition
We operate across numerous highly competitive product categories within the small appliance market. These categories are characterized by frequent product introductions and rapid technological advances. Our competitors vary by product category, and we operate across a diverse and growing range of product categories. We generally compete with other household appliances companies, which may also offer a wide variety of products, including vacuums, air purifiers, blenders, pressure cookers and other products. Given the breadth of our offerings across numerous categories, we compete with several established, well-known brands; however, there is no single competitor across all of the categories in which we compete.
Most of our competitors typically sell at a lower price point with some exceptions, such as Dyson and Vitamix. We have succeeded in the marketplace by capitalizing on the sale of product offerings situated in the mid-price range, taking market share from competitors who sell products at price points above and below our own. Shark competes with brands including Dyson, Hoover and Bissell. These competitors offer a broad array of vacuums and other floorcare appliances at different price points. Dyson also operates in Beauty, a category which we recently entered and within which we have rapidly grown our presence. Ninja competes with brands including Vitamix, De’Longhi, Breville, Hamilton Beach, Cuisinart and others. These competitors sell kitchen appliances such as blenders, food processors, pressure cookers, air fryers and other products at different price points.
Competition in the various product categories in which we operate is based on a number of factors, including product quality, performance, technology, ease of use, reliability, durability, styling, brand image and recognition, safety and price.

Sustainability
Our mission is to positively impact people’s lives every day in every home around the world, and this includes our pursuit of a future-positive world. We are deeply committed to applying our strength in innovative thinking for the greater good through our commitment to being Product Positive, Planet Positive and People Positive, including through our Positive Impact Plan.
Product Positive:   We aspire to continue designing innovative, smart and safe products that make a meaningful and measurable difference to the environment, society and our consumers’ lives.
Planet Positive:   We pledge to use our deep knowledge to lead the way in remanufacturing and developing innovative and sustainable products that reduce landfill waste, minimize our carbon footprint and decrease our environmental impact.
People Positive:   We commit to fostering a culture of diversity, equity and inclusion (“DEI”) that empowers our people to achieve their personal and professional aspirations, while making a societal impact in all the communities and geographies we serve.
Our Positive Impact Plan:   As an organization, we are rarely satisfied. Progress for us is more important than perfection, which is why we believe that every small victory will make a big difference in bringing us closer to a future-positive world for all. Some of the ways in which we have implemented our Positive Impact Plan include product manufacturing to help keep our products out of landfills through refurbishing and remanufacturing, carbon offsetting by supporting high-quality, Verified Carbon Standard projects and DEI groups that focus on DEI initiatives across our business and operations.
Government Regulations
We are subject to many varying laws and regulations in the United States, the European Union, the United Kingdom and throughout the world, including those related to privacy, data protection, intellectual property, consumer protection, e-commerce, marketing, advertising, messaging, rights of publicity, health and safety, employment and labor, product liability, accessibility, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created or amended in a manner that could harm our business, financial condition and results of operations. In addition, it is possible that certain governments may seek to block or limit our product features or products or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our product features or products for an extended period of time or indefinitely.
We are also subject to U.S. and foreign laws and regulations that govern or restrict our business and activities in certain countries and with certain persons, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by OFAC, as well as anti-bribery and anti-corruption laws and regulations, including the FCPA and the U.K. Bribery Act 2010.
Data Privacy Laws and Regulations
Our business uses, collects, handles, stores, receives, transmits and otherwise processes consumer and other data. As a result, we are or will be subject to federal, state, local and international laws and regulations related to the privacy and protection of such data, such as the GDPR, the U.K. GDPR and the CCPA.
The GDPR and U.K. GDPR regulate the processing of personal data within the European Economic Area and the United Kingdom, respectively, that relates to a directly or indirectly identifiable individual and imposes stringent data protection requirements on organizations with significant penalties for noncompliance. Continuing to maintain compliance with the requirements of the GDPR and the U.K. GDPR, including monitoring and adjusting to any divergence between the European Union and United Kingdom data protection regimes following the exit of the United Kingdom from the European Union, may require changes to our products, policies, procedures, notices and business practices and may increase operating costs or limit our ability to operate or expand our business.
We are also subject to evolving European Union and U.K. privacy laws on cookies and e-marketing. In the European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an European Union regulation known as the ePrivacy Regulation, which will significantly increase fines for noncompliance.
In the United States, while there is not a single generally applicable federal law governing the processing of personal data, there are federal laws that apply to the processing of certain types of personal data, or the processing of personal data by certain types of entities, and the FTC and other enforcement agencies may bring enforcement actions against companies that engage in processing of personal data in a manner that constitutes an unfair or deceptive trade practice. In addition, all fifty states have enacted laws related to data privacy.
The CCPA grants California consumers robust data privacy rights and control over their personal information, including the right to notice, the right to disclosure, the right to delete, the right to opt-out of the sale or sharing of personal information that businesses collect, the right not to be discriminated against for exercise of CCPA rights, the right to request correction and the right to limit use and disclosure of sensitive personal information, as well as additional protections for minors. The CCPA applies to any enterprise that does business in California and has annual gross revenues in excess of $25 million (and meets certain other criteria), as well as certain other enterprises.
Regulators and legislators in jurisdictions around the world continue to propose and enact more stringent data protection and privacy laws. New laws as well as any significant changes to applicable laws, regulations, interpretations of laws or regulations, or market practices, regarding privacy and data protection, or regarding the manner in which we seek to comply with applicable laws and regulations, could require us to make modifications to our products, policies, procedures, notices and business practices, all of which may increase operating costs or limit our ability to operate or expand our business.
Any actual, alleged or perceived failure to comply with the laws of each jurisdiction or adequately protect personal data could result in damage to our reputation, negative publicity, loss of consumers and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems, costs to provide any required notifications and consents (including to regulators and/or individuals) and otherwise respond to any incident, claims, regulatory investigations and enforcement actions, costly litigation, administrative fines and other liabilities.
Environmental, Health and Safety Matters
Our facilities and operations are subject to a limited number of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. Given that we rely on suppliers to manufacture our products, the principal environmental, health and safety laws that apply to our facilities and operations relate to safe use, storage and management of the few hazardous chemicals used in our operations, reporting inventories of certain hazardous chemicals stored at our facilities to state and local emergency responders and proper storage and management of batteries.
Product Safety
We are subject to laws regulating consumer products in the jurisdictions in which our products are sold. In the United States for instance, certain of our products are subject to the U.S. Consumer Product Safety Act, under which the U.S. Consumer Product Safety Commission may exclude products from the market that are found to be unsafe or hazardous, require repair, replacement or refunds of products, impose fines for noncompliance with requirements and impose fines for failure to timely notify them of potential safety hazards.
Intellectual Property
The protection of our brands, technology and intellectual property is an important aspect of our business. In particular, we believe the Shark and Ninja brands are significant to the success of our business. We protect our intellectual property, including our brands, through a combination of trademarks, patents, copyrights, trade secrets, contractual provisions, confidentiality procedures and non-disclosure agreements. For example, we generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information. We protect our intellectual property rights in the United States and certain international jurisdictions. We believe these intellectual property rights, combined with our innovation and distinctive product design, performance, brand names and reputation, contribute to our competitive position and success of our business.
As of December 31, 2022, we had approximately 3,000 trademark registrations and 4,750 issued patents and pending patent applications in the United States and other jurisdictions. As of December 31, 2022, we had approximately 650 issued U.S. patents and 350 U.S. patent applications pending. Our U.S. patents for our current products generally expire between 2023 and 2042, and cover rights related to the configuration, operation and design of many of our products, related subsystems and/or features. As of December 31, 2022, we also had approximately 2,900 issued foreign patents and 850 foreign patent applications pending.
We have a proactive online marketplace monitoring and seller/listing termination program to disrupt online counterfeit offerings. In addition, we work to shut down counterfeit stand-alone sites through litigation and administrative procedures.
We aggressively pursue and defend our intellectual property rights to protect our brands, designs and inventions. We have processes and procedures in place to identify, protect and optimize our intellectual property assets on a global basis. In the future, we intend to continue to seek intellectual property protection for our new products, technologies and processes that we believe are innovative and material, and we intend to take appropriate action to protect our intellectual property from those who infringe on these valuable assets.
Facilities
Our corporate headquarters is located in Needham, Massachusetts. It covers approximately 248,000 square feet pursuant to an operating lease that expires in 2030. Our headquarters is primarily used for accounting, finance, information technology, legal, human resources, sales and marketing, customer support, product development and supply chain management functions. As of December 31, 2022, we leased additional facilities totaling approximately 1,079,000 square feet in multiple locations in the United States and internationally. These additional facilities in the United States and Canada, which account for approximately 858,000 of the 1,079,000 square feet, are primarily used for sales and marketing, product quality assurance, distribution, supply chain management, finance and human resources. Our offices in Europe, which account for approximately 68,000 of the 1,079,000 square feet of additional facilities, are primarily used for accounting, finance, human resources, sales and marketing, customer support, product development and supply chain management. Our facilities in Asia, which account for approximately 153,000 of the 1,079,000 square feet of additional facilities, are primarily used for sales and marketing, product testing, product development, supply chain management, product quality assurance, distribution, finance, information technology and human resources. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.
Legal Proceedings
From time to time, we may be involved in various legal proceedings arising from the ordinary course of business activities. We are not presently a party to any litigation the outcome of which we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT
Set forth below are the names, ages and positions as of the date hereof of our executive officers, directors and director nominees who are expected to join our Board upon the completion of the separation and distribution.
Name	Age	Position
Executive Officers
Mark Barrocas	51	Chief Executive Officer and Director Nominee
Paul Carbone	57	Chief Financial Officer
Pedro J. Lopez-Baldrich	50	Chief Legal Officer
Neil Shah	43	Chief Commercial Officer, EVP
Non-Employee Directors
Xuning Wang	54	Chairperson
Peter Feld	57	Director Nominee
Wendy Hayes	53	Director Nominee
Chi Kin Max Hui	49	Director Nominee
Dennis Paul	50	Director Nominee
Timothy R. Warner	72	Director Nominee
Mark Barrocas has served as our President since 2008 and was our co-owner from 2008 to 2017. During his tenure, Mr. Barrocas has demonstrated consistent commitment to SharkNinja and has driven our net sales growth, profitability and strategic expansion into new product categories and markets. Since 2008, Mr. Barrocas has focused on leading our rapid product innovation, international expansion, continuous development of consumer insights and agile operations, while developing an award-winning corporate culture and team infrastructure that has driven our 5-star consumer experience and built a portfolio of trusted global brands. Under Mr. Barrocas’ leadership, our business has expanded to fifteen countries and twenty-one offices around the world. His belief and commitment to delivering speed, performance, quality and value to our global consumers has enabled us to achieve #1 in market share in the United States for small household appliances and #1 in market share in the United Kingdom for vacuum sales. Mr. Barrocas has also served as Global President of JS Global since 2019. Upon the completion of the separation and distribution, Mr. Barrocas will resign from his position as Global President of JS Global and he will become our Chief Executive Officer and join our Board. Mr. Barrocas holds a Bachelor of Science from the University of Michigan. Prior to joining SharkNinja, Mr. Barrocas held several senior leadership positions, including as the President of Aramark Uniform Services and the President of Broder Bros Co. Mr. Barrocas also serves on the Board of the JCC of Greater Boston and is philanthropically committed to various other organizations in the Greater Boston community and nationally.
Paul Carbone has served as our Chief Financial Officer since 2022. Mr. Carbone previously served as Chief Financial Officer and Senior Vice President at YETI Holdings from 2018 to 2022. Prior to his roles at YETI Holdings, Mr. Carbone served as Chief Financial Officer and Chief Operating Officer of The Talbots, Inc. from 2017 to 2018. Mr. Carbone holds a Bachelor of Science in Hotel Management from the University of Massachusetts, a Bachelor of Science in Business Administration from the University of South Carolina and a Masters of Business Administration from the University of Illinois.
Pedro J. Lopez-Baldrich has served as our Chief Legal Officer, EVP since 2018. Mr. Lopez-Baldrich holds a Masters of Law degree from Georgetown University, a Juris Doctorate from St. John’s University and a Bachelor of International Business from Drake University.
Neil Shah has served as our Chief Commercial Officer, EVP since 2018, previously serving as our EVP Sales & Marketing from 2016 to 2018, Senior Vice President, Strategic Sales from 2011 to 2016, VP of Strategic Sales & Corporate Planning from 2008 to 2011, Director of Strategic Sales & Marketing in 2008 and Manager—Sales Planning & Analysis from 2007 to 2008. Mr. Shah holds a Masters of Business Administration from Bentley University.

Xuning Wang has served as the Chairperson of our Board since 2017 and as the Chairman and Chief Executive Officer of JS Global since 2019. He has also served as the Executive Director of JS Global since 2018. Mr. Wang is the founder of Joyoung. He invented the first fully automatic household soymilk maker in 1994 and has been instrumental in the development of soymilk maker industry. Mr. Wang served as the Chairman of Joyoung from 2007 to 2022 and General Manager and President of Joyoung from 2007 to 2019. Mr. Wang holds a Masters of Business Administration from China Europe International Business School (CEIBS) and a Bachelor of Electric Traction and Transmission Control from Beijing Jiaotong University.
Peter Feld is expected to join our Board upon the completion of the separation and distribution. Mr. Feld has served as Chief Executive Officer of Barry Callebaut Group since 2023. He previously served as Chief Executive Officer at Jacobs Holding AG in 2023 and Chief Executive Officer at GFK Group from 2017 to 2022. Mr. Feld holds a Masters in Mechanical Engineering from RWTH Aachen University.
Wendy Hayes is expected to join our Board upon the completion of the separation and distribution. Ms. Hayes currently serves as a member of the board of directors of Apollomics Inc., TuSimple Holdings Inc., SciClone Pharmaceuticals (Holdings) Ltd, Gracell Biotechnologies Inc., iHuman Inc., Burning Rock Biotech Limited and TuanChe Limited. She previously served as a member of the board of directors of Xinyuan Real Estate Co., Ltd. in 2020 and Mogu Inc. in 2019. From 2013 to 2018, Ms. Hayes served as the Inspections Leader at the Public Company Accounting Oversight Board in the United States. She holds a Bachelor’s of International Finance from University of International Business and Economics and an executive Masters of Business Administration from Cheung Kong Graduate School of Business. Ms. Hayes was a Senior Fellow of Advanced Leadership Initiative at Harvard University from 2021 to 2022. Ms. Hayes is a certified public accountant in the United States (California) and China.
Chi Kin Max Hui is expected to join our Board upon the completion of the separation and distribution. Mr. Hui previously served as a director of our Board from 2017 to 2020 and has served a member of the JS Global Board since 2019. Mr. Hui intends to step down from the JS Global Board in connection with joining our Board. He has also served as a director of Nova Credit Limited since 2022, a managing director of CDH Investments since 2012 and an investment committee member of its private equity division since 2018. He also serves as a director of multiple private companies. Mr. Hui previously served as the Chief Executive Officer of CDH Investment Advisory Private Limited from 2013 to 2022. Mr. Hui holds a Bachelor of Science, Chemical Engineering from the University of California, Berkeley and a Master of Engineering from Princeton University.
Dennis Paul is expected to join our Board upon the completion of the separation and distribution. Mr. Paul has served as a Senior Advisor at Blackstone Inc. since 2018 and as the Founder and Managing Member of Thyra Global Management since 2012. Mr. Paul has served as a member of the board of directors of Rubicon Technology, Inc. since 2023. He also serves as a director of multiple private companies and non-profit organizations. Mr. Paul holds a Bachelor of Arts from Columbia University.
Timothy R. Warner is expected to join our Board upon the completion of the separation and distribution. Mr. Warner has served as a member of the JS Global Board since 2019 and he intends to step down from the JS Global Board in connection with joining our Board. He is currently the Vice Provost for Budget and Auxiliaries Management at Stanford University, a position held since 1994. He served as Co-President of the Board of Trustees of Western Reserve Academy in Hudson, Ohio from 2010 to 2021. Mr. Warner holds a Bachelor of Arts from Wesleyan University and a Master of Business Administration from the Graduate School of Business at Stanford University.
Director Overlap
Upon the completion of the separation and distribution, Mr. Wang will be appointed to serve as the Chairperson of our Board and Mr. Hui and Mr. Warner are expected to serve as directors on our Board. Mr. Wang is also the Chairman, Executive Director and Chief Executive Officer of JS Global. Mr. Hui and Mr. Warner currently serve on the JS Global Board; however, Mr. Hui and Mr. Warner intend to step down from the JS Global Board in connection with joining our Board.
Composition of Our Board
Upon the completion of the separation and distribution, our Board will be comprised of      members. Our New Memorandum and Articles of Association will provide that the number of directors of our Board shall be established from time to time by our Board, but shall not be less than two directors. Our New Memorandum and Articles of Association will provide that Mr. Wang, so long as he and/or his affiliates (as defined in our New Memorandum and Articles of Association) continue to remain beneficial owners (as such term is defined in the Exchange Act) of at least 30.0% of our share capital, shall have the right to appoint a director and that director will serve as Chairperson of our Board. Should no such director be appointed, the Chairperson of our Board shall be decided by a majority of the directors then in office. Mr. Wang will serve as the initial Chairperson of our Board. See “Description of Share Capital — Directors — Appointment, Disqualification and Removal of Directors.”
Director Independence
Our Board has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board has affirmatively determined that     ,     ,      and      are each an “independent director,” as defined under the NYSE rules. In making these determinations, our Board considered the current and prior relationships that each director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our share capital by each director and the transactions involving them described in “Certain Relationships and Related Party Transactions.” In addition to determining whether each director satisfies the director independence requirements set forth in the NYSE listing requirements, in the case of members of the audit committee and compensation committee, our Board made an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC and NYSE.
There are no family relationships among any of our directors or executive officers.
Controlled Company Exemption
Upon the completion of the separation and distribution, Mr. Wang, the Chairperson of our Board, will hold or have the ability to control approximately    % of the voting power of our outstanding share capital. As a result, upon the completion of the separation and distribution, we will be a “controlled company” as defined under the corporate governance rules of NYSE. As long as Mr. Wang continues to hold or has the ability to control a majority of the voting power of our outstanding shares, he will generally be able to control significant corporate activities, subject to applicable laws, including the composition of our Board and approval of significant corporate transactions. Mr. Wang’s controlling interest may discourage or prevent a change in control of our company that other holders of our ordinary shares may favor. We have currently elected not to avail ourselves of any “controlled company” exemptions. See “Risk Factors—Risks Related to Ownership of Our Ordinary Shares—We will be a “controlled company” within the meaning of the rules of NYSE and, as a result, will qualify for exemptions from certain corporate governance requirements. Although we do not intend to rely on these exemptions at this time, we may do so in the future and you may not have the same protections afforded to shareholders of companies that are subject to such requirements.”
Foreign Private Issuer Status
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
Committees of Our Board
Our Board will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below.

Audit Committee
Our audit committee will be responsible for, among other things:
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appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

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discussing with our independent registered public accounting firm their independence from management;

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reviewing with our independent registered public accounting firm the scope and results of their audit;

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approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

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overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

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overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

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reviewing our policies on risk assessment and risk management;

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reviewing related person transactions; and

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establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the completion of the separation and distribution, our audit committee will consist of     ,      and     , with      serving as chair. Rule 10A-3 under the Exchange Act and the NYSE rules require that our audit committee have at least one independent member upon the listing of our ordinary shares, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our Board has affirmatively determined that     ,      and      each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the NYSE rules. Each member of our audit committee also meets the financial literacy requirements of NYSE. In addition, our Board has determined that        will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our Board will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.sharkninja.com substantially concurrently with the completion of the separation and distribution. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Compensation Committee
Our compensation committee will be responsible for, among other things:
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reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers;

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reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

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overseeing our compensation and employee benefit plans; and

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appointing and overseeing any compensation consultants.

Upon the completion of the separation and distribution, our compensation committee will consist of     ,      and     , with      serving as chair. Our board has determined that     ,      and      each meet the definition of “independent director” for purposes of serving on the compensation committee under the NYSE rules. All members of our compensation committee are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act. Our Board will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.sharkninja.com substantially concurrently with the completion of the separation and distribution. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
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identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board;

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evaluating the overall effectiveness of our Board and its committees; and

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reviewing developments in corporate governance compliance and developing and recommending to our Board a set of corporate governance guidelines.

Upon the completion of the separation and distribution, our nominating and corporate governance committee will consist of     ,      and     , with      serving as chair. Our Board has determined that     ,      and      each meet the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the NYSE rules. Our Board will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.sharkninja.com substantially concurrently with the completion of the separation and distribution. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Our Board may, from time to time, establish other committees.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board or compensation committee.
Compensation of Directors and Executive Officers
During the year ended December 31, 2022, we paid an aggregate of approximately $65.2 million to our directors and executive officers, which includes annual salaries, bonuses, long term incentive compensation paid, vested restricted share units and forgiveness of amounts due under promissory notes issued to certain executives. For more information on the loan forgiveness, see “Certain Relationships and Related Party Transactions—Related Party Transactions with our Executive Officers—Recourse Promissory Notes.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.
For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to applicable Cayman Laws, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.
Employment Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as conviction of a felony or gross negligence, willful misconduct or willful malfeasance in connection with the performance of his or her duties. We may also terminate an executive officer’s employment without cause upon advance written notice. The executive officer may resign at any time for any reason including good reason with advance written notice. The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by our Board or the compensation committee.
Equity Incentive Plan
Subject to the completion of the separation and distribution, we plan to adopt a share incentive plan to enhance our value by linking the personal interests of our directors, employees and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders.
Indemnification and Insurance
We will obtain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. Our New Memorandum and Articles of Association will provide, to the fullest extent permissible under Cayman Law, that our directors and officers shall be indemnified against any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order. In addition, prior to the completion of the separation and distribution, we expect to enter into indemnification agreements with all of our directors and executive officers that provide them and certain of their affiliated parties with additional indemnification and related rights. See “Description of Share Capital—Limitation on Liability and Indemnification.”
Code of Conduct and Ethics
Prior to the completion of the separation and distribution, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code will be posted on our principal corporate website at www.sharkninja.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference. In addition, we intend to post on our website all disclosures that are required by law or the rules of NYSE concerning any amendments to, or waivers from, any provision of the code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above in “Management,” this section describes each transaction or series of related transactions since January 1, 2020, and each currently proposed transaction in which:
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we are, were or will be a participant;

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the amount involved exceeded or will exceed $120,000; and

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any of our directors, executive officers or beneficial owners of more than 5% of any class of our share capital, or any members of the immediate family of or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Related Party Transactions with JS Global
Prior to the separation, we have operated as part of JS Global’s broader corporate organization rather than as a stand-alone public company and we have engaged in various transactions with JS Global entities. Following the separation, we intend to continue certain relationships with JS Global entities. Our arrangements with JS Global entities and/or other related persons or entities as of the separation are described below.
Joint Venture
In 2018, we entered into a joint venture agreement with Joyoung for the purpose of distributing our products within the Chinese market. We owned 49.0% of the joint venture and Joyoung owned 51.0%. In 2022, we agreed to transfer our equity interest in the joint venture to Joyoung for zero consideration. For the years ended December 31, 2020, 2021 and 2022, we made equity contributions of $3.5 million, $3.8 million and $0, respectively, to this joint venture entity. Additionally, we sold $20.5 million, $12.1 million and $1.5 million of finished goods to this entity during the years ended December 31, 2020, 2021 and 2022, respectively, and $0.8 million during the three months ended March 31, 2023.
Loans, Contributions and Dividends
On June 11, 2020, we received a contribution from JS Global of $80.0 million to facilitate the refinancing of our Facilities Agreement. On March 18, 2021, we declared and paid a special cash dividend of $42.0 million to JS Global. On May 26, 2022, we declared and paid a special cash dividend of $83.5 million to JS Global. On May 26, 2022, we also entered into a loan agreement and transferred a total of $49.3 million to JS Global in 2022, on which $0.8 million of interest had accrued through December 31, 2022. On February 15, 2023, we declared and paid a special cash dividend of $15.5 million to JS Global. On February 27, 2023, we declared and paid a special dividend of $94.9 million to JS Global, which consisted of a cash dividend of $44.5 million and amounts receivable of $50.4 million under an intercompany note in satisfaction of such note. In connection with the separation, we expect to declare and pay a special cash dividend of $375.0 million to JS Global for the repayment by JS Global of its portion of the outstanding debt under the Facilities Agreement.
Recharge for Share-Based Compensation
For the year ended December 31, 2022 and the three months ended March 31, 2023, we reimbursed JS Global $18.7 million and $0.8 million, respectively, million for expenses related to restricted stock units of JS Global that were issued by JS Global to our employees pursuant to an equity compensation plan.
Distribution and License Agreements
We have entered into a series of distribution and license agreements with JS Global entities. The purpose of these agreements has been to facilitate the distribution by JS Global entities of our products to certain international markets. For the years ended December 31, 2020, 2021 and 2022, we paid $4.3 million, $0 and $5.9 million, respectively, and for the three months ended March 31, 2023, we paid $0, for market support payments to JS Global entities under these agreements. In addition, for the years ended December 31,

2020, 2021 and 2022, JS Global entities purchased $20.5 million, $1.4 million and $0.2 million, respectively, and for the three months ended March 31, 2023, JS Global entities purchased $0, of finished goods from us to distribute in those international markets.
In connection with the separation, to replace our existing agreements described above, we intend to enter into a brand license agreement with JS Global entities, pursuant to which we will grant to JS Global entities the non-exclusive rights to obtain, produce and source, and the exclusive rights to distribute and sell, our brands of products in certain international markets (and, in connection with the foregoing, each of us and JS Global entities will grant the other certain licenses in certain intellectual property related to products sold under our brands).
In addition, since November 2017, we have been party to a distribution agreement with Mann & Noble Pty. Ltd. (“M&N”) to facilitate the distribution of our products to certain markets in the Asia Pacific Region. On April 11, 2023, JS Global purchased M&N. We intend to continue to rely on this distribution agreement with M&N until the separation.
Supplier Agreements
We have historically relied on JS Global entities to source finished goods on our behalf and to provide certain procurement and quality control services to us. For the years ended December 31, 2020, 2021 and 2022, we purchased $188.5 million, $1,381.8 million and $1,444.8 million, respectively, of finished goods from JS Global entities. For the three months ended March 31, 2023, we purchased $298.8 million of finished goods from JS Global entities. In connection with these agreements, we have incurred costs related to certain procurement and quality control activities, which were reimbursed by JS Global entities. For the years ended December 31, 2020, 2021 and 2022, JS Global entities paid us $0, $23.0 million and $31.7 million, respectively, for services rendered under these agreements. For the three months ended March 31, 2023, JS Global entities paid us $7.6 million for services rendered under these agreements.
In connection with the separation, we intend to continue to rely on JS Global for certain supply chain services, including supplier management and supply chain strategy, and intend to enter into an agreement with JS Global with respect to such services.
In addition, we are party to certain supplier agreements with entities that are wholly owned by Joyoung. For the years ended December 31, 2020, 2021 and 2022, we paid $108.3 million, $46.5 thousand and $0, respectively, to these entities for finished goods inventory. For the three months ended March 31, 2023, we paid $0 to these entities for finished goods inventory. In connection with the separation, we intend to continue to rely on Joyoung for certain supply chain services, including product procurement, and intend to enter into an agreement with Joyoung with respect to such services.
Furthermore, we entered into a supplier agreement with Hangzhou Lexiu Electronic Technology Co., LTD (“Lexiu”) in 2022. The immediate family of Mr. Wang indirectly owns 8.9% of Lexiu and Joyoung owns 1.5% of Lexiu. For the year ended December 31, 2022, we paid $17.6 million, and for the three months ended March 31, 2023, we paid $20.6 million, to Lexiu for finished goods inventory. In connection with the separation and distribution, we intend to continue to rely on Lexiu as a supplier.
Research and Development Agreements
We have historically utilized Joyoung and its wholly-owned subsidiaries for research and development services. For the years ended December 31, 2020, 2021 and 2022, we paid $0, $4.0 million and $3.6 million, respectively, and for the three months ended March 31, 2023, we paid $0.9 million, to these entities for these services. We expect to remain party to these agreements following the separation.
In connection with the separation, we also intend to enter into an agreement with JS Global to provide certain research and development, and related product management, services to JS Global entities.
Separation and Distribution Agreement
We intend to enter into a Separation and Distribution Agreement with JS Global. The Separation and Distribution Agreement will set forth our agreements with JS Global regarding the principal actions to be taken in connection with the separation and the distribution. It will also set forth other agreements that govern certain aspects of our relationship with JS Global following the separation.
Transfer of Assets and Assumption of Liabilities
The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of JS Global and us as part of the separation, and will describe when and how these transfers, assumptions and assignments will occur. Some of these transfers, assumptions and assignments may occur prior to the parties’ entering into the Separation and Distribution Agreement. The Separation and Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and JS Global retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and JS Global. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:
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“SharkNinja Assets” (as defined in the Separation and Distribution Agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets primarily (or in the case of intellectual property, exclusively) relating to the SharkNinja Business, will be retained by or transferred to us or one of our subsidiaries, except as set forth in the Separation and Distribution Agreement or one of the other agreements described herein;

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“SharkNinja Liabilities” (as defined in the Separation and Distribution Agreement), including, but not limited to, the following will be retained by or transferred to us or one of our subsidiaries:

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all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from the SharkNinja Business;

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liabilities (whether accrued, contingent or otherwise) reflected on our pro forma balance sheet;

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liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of the SharkNinja Business;

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any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, manufactured, marketed, distributed, leased or sold by the SharkNinja Business;

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liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of ours or any indebtedness secured exclusively by any of SharkNinja Assets;

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liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to the SharkNinja Business; and

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all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC that are related to the separation (including the registration statement of which this prospectus forms a part).

All assets and liabilities (whether accrued, contingent or otherwise) of JS Global will be retained by or transferred to JS Global or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the Separation and Distribution Agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.
Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither we nor JS Global will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions or any other matters.
Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and any ancillary agreements are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.
Further Assurances; Separation of Guarantees
To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and other transaction agreements. Additionally, we and JS Global will use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities (including surety bonds) retained by JS Global and its subsidiaries and to remove JS Global and its subsidiaries as a guarantor of liabilities (including surety bonds) to be assumed by us.
Treatment of Certain Contracts
Certain contracts are to be assigned, novated, amended or cloned to facilitate the separation of our business from JS Global. If such contracts may not be assigned, novated, amended or cloned, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the separation is complete.
Release of Claims and Indemnification
Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.
The Separation and Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the Separation and Distribution Agreement with us and financial responsibility for the obligations and liabilities allocated to JS Global under the Separation and Distribution Agreement. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:
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the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the Separation and Distribution Agreement;

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the assets the indemnifying party assumed or retained pursuant the Separation and Distribution Agreement;

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the operation of the indemnifying party’s business, whether prior to, at, or after the distribution; and

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any breach by the indemnifying party of any provision of the Separation and Distribution Agreement or any ancillary agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.
Insurance
Following the separation, we will continue to maintain at our own cost our own insurance coverage.
Additional Covenants
We and JS Global have both agreed to comply with the following additional covenants until the date on which the distribution occurs:
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to the extent that either party is a party to any contracts that provide that certain actions or inactions of its affiliates may result in our being in breach of such contracts, such party may not take any actions that reasonably could result in it being in breach of such contracts;

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without the other party’s prior written consent, no member of a party shall enter into any contract that binds or imposes any liabilities on any member (or any director, officer or employee of any member) of its group; and

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each party is required to take certain actions to comply with anti-corruption law.

Dispute Resolution
If a dispute arises between us and JS Global under the Separation and Distribution Agreement, the counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the Separation and Distribution Agreement, the dispute will be resolved through binding confidential arbitration.
Term/Termination
The Separation and Distribution Agreement may be terminated at any time by an agreement in writing signed by us and JS Global.
Treatment of Intercompany Loans and Advances
Upon the completion of the separation, all loans and advances between JS Global or any subsidiary of JS Global (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, will be terminated other than certain loans and advances that are scheduled to the Separation and Distribution Agreement to remain outstanding following the separation.
Other Matters Governed by the Separation and Distribution Agreement
Other matters governed by the Separation and Distribution Agreement include, but are not limited to, confidentiality and access to and provision of records and treatment of outstanding guarantees and similar credit support.
Conditions
The Separation and Distribution Agreement will also provide that the following conditions must be satisfied or waived by JS Global, in its sole and absolute discretion after consulting in good faith with us and after reasonably considering our views (which we shall promptly provide in good faith), before the separation can occur:

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the JS Global Board shall have authorized and approved the distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our ordinary shares to JS Global Shareholders;

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JS Global shall have obtained the approval of the distribution by its shareholders;

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the Separation and Distribution Agreement and the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

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the internal reorganization contemplated by the Separation and Distribution Agreement shall have been completed;

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the SEC shall have declared effective our registration statement on Form F-1, of which this prospectus forms a part, and no stop order suspending the effectiveness of our registration statement shall be in effect and no proceedings for that purpose shall be pending before, or threatened by, the SEC;

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no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution shall be in effect, and no other event outside the control of JS Global shall have occurred or failed to occur that prevents the consummation of the distribution;

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NYSE shall have approved our listing application, subject to official notice of issuance; and

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all necessary actions and filings with regard to applicable state securities or “blue sky” laws shall have been taken.

The foregoing description of the Separation and Distribution Agreement is subject to and qualified in its entirety by reference to the full text of the Separation and Distribution Agreement, a copy of which will be filed as Exhibit   to this registration statement.
Transition Services Agreement
In connection with the separation, we intend to enter into a transition services agreement with JS Global pursuant to which we will provide certain transition services to JS Global, and (if needed) JS Global will provide certain transition services to us.
Employee Matters Agreement
In connection with the separation, we intend to enter into an employee matters agreement with JS Global that will govern our and JS Global’s respective rights, responsibilities and obligations with respect to the employees and other service providers of each company, and generally will allocate assets, liabilities and responsibilities relating to employees, employment matters and employee compensation and benefit plans and programs.
Related Party Transactions with our Executive Officers
Tax Payments
JS Global acquired us on September 29, 2017 from New Euro Pro Holdings LLC (“NEPH”), an entity that is 14.1% owned by Mr. Barrocas. As part of the terms of that acquisition, any tax refunds that we received related to periods prior to the acquisition date were owed by us to NEPH and any tax liabilities that we incurred related to periods prior to the acquisition date were owed by NEPH to us. For the year ended December 31, 2020, we paid $6.0 million to NEPH, of which Mr. Barrocas received $0.8 million.
Recourse Promissory Notes
On May 29, 2020, we issued recourse promissory notes (the “2020 Employee Notes”) to certain employees, including certain of our executive officers, to satisfy their individual tax withholding requirements in connection with the vesting of restricted stock units under the JS Global Lifestyle Company Limited Restricted Share Unit Plan (the “JS Global RSU Plan”). Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich were issued $1.0 million, $414.5 thousand, and $74.1 thousand of 2020 Employee Notes, respectively. The 2020 Employee Notes bore an interest rate of 0.25%, which accrued and were due at maturity in March 2021. Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich repaid the full amount of the 2020 Employee Notes issued to each of them, including accrued interest of $2.0 thousand, $0.8 thousand and $0.1 thousand, respectively.

On April 29, 2021, we issued recourse promissory notes (the “2021 Employee Notes”) to certain employees, including certain of our executive officers, to satisfy their individual tax withholding requirements in connection with the vesting of restricted stock units under the JS Global RSU Plan. Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich were issued $13.2 million, $1.8 million and $420.6 thousand of 2021 Employee Notes, respectively. On March 27, 2022 and April 12, 2022, we amended the terms and conditions of the 2021 Employee Notes to certain employees, including Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich. As amended, the 2021 Employee Notes to Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich bore an interest rate of 0.12% to 1.26%, which accrued and were due at maturity, ranging from April 29, 2024 to March 15, 2025. As of December 31, 2022, we have forgiven $4.4 million, $611.1 thousand and $140.7 thousand of the 2021 Employee Notes to issued Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich, including $15.9 thousand, $2.2 thousand and $0.5 thousand in interest, respectively. In March 2023, Mr. Shah and Mr. Lopez-Baldrich repaid the remaining amount of the 2021 Employee Notes issued to each of them, including accrued interest of $12.7 thousand and $3.2 thousand, respectively. In May 2023, Mr. Barrocas repaid the remaining amount of his 2021 Employee Note, including accrued interest of $10.7 thousand.
In May 2022, we issued recourse promissory notes (the “2022 Employee Notes”) to certain employees, including certain of our executive officers, to satisfy their individual tax withholding requirements in connection with the vesting of restricted stock units under the JS Global RSU Plan. Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich were issued $4.8 million, $639.3 thousand and $185.1 thousand of 2022 Employee Notes, respectively. The 2022 Employee Notes bore an interest rate of 1.85%, which accrued and were due at maturity in March 2023. In March 2023, Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich repaid the full amount of the 2022 Employee Notes issued to each of them, including accrued interest of $75.5 thousand, $9.9 thousand and $2.9 thousand, respectively.
Share Buybacks
After the separation and distribution, we intend to repurchase up to    % of our outstanding share capital from certain of our current and past employees, including Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich, in order to permit such individuals to pay taxes owed in connection with the separation and distribution. We have not determined the expected timing or purchase price at this time.
Indemnification Agreements
Our New Memorandum and Articles of Association will provide, to the fullest extent permissible under Cayman Law, that our directors and officers shall be indemnified against any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order. In addition, prior to the completion of the separation and distribution, we will enter into indemnification agreements with each of our directors and executive officers. See “Description of Share Capital—Limitation on Liability and Indemnification.”
Our Policy Regarding Related Party Transactions
Our Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Prior to the completion of the separation and distribution, our Board will adopt a written policy on transactions with related persons that is in conformity with the requirements for companies having ordinary shares that are listed on NYSE. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, that meets the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404 of Regulation S-K, had, has or will have a direct or indirect material interest.

PRINCIPAL SHAREHOLDERS
All of our outstanding ordinary shares are currently owned by JS Global. After the separation and distribution, JS Global will not own any of our ordinary shares. The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of       , 2023, after giving effect to the separation and distribution, by:
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each person or group of affiliated persons known by us to own beneficially more than 5% of our ordinary shares;

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each of our directors and director nominees;

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each of our named executive officers; and

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all of our directors, director nominees and executive officers as a group.

The amounts and percentages of our ordinary shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities and such information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power over such security, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are not deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
We have based percentage ownership of our ordinary shares on       ordinary shares outstanding as of            , 2023.
Unless otherwise indicated, the business address of each of our directors, named executive officers and principal shareholders listed below is c/o SharkNinja, Inc., 89 A Street, #100, Needham, MA 02494.
Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Directors, Director Nominees and Executive Officers
Mark Barrocas
Paul Carbone
Pedro J. Lopez-Baldrich
Neil Shah
Xuning Wang
Peter Feld
Wendy Hayes
Chi Kin Max Hui
Dennis Paul
Timothy R. Warner
All directors, director nominees and executive officers as a group (10 persons)
5% Shareholders
JS Global Lifestyle Company Limited

*
Denotes less than 1.0% of beneficial ownership.

DESCRIPTION OF SHARE CAPITAL
General
Our affairs are governed principally by: (i) our New Memorandum and Articles of Association, (ii) the Companies Act and (iii) Cayman Law. As provided in our New Memorandum and Articles of Association, subject to Cayman Law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges.
The following description summarizes certain important terms of our share capital and our New Memorandum and Articles of Association and highlights certain differences in corporate law in the Cayman Islands and Delaware.
We expect that our New Memorandum and Articles of Association will become effective immediately prior to the completion of the separation and distribution, and this description summarizes the provisions that are expected to be included in such documents. Because this is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our New Memorandum and Articles of Association, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of corporate law in the Cayman Islands and Delaware.
Upon the completion of the separation and distribution, after giving effect to our New Memorandum and Articles of Association, our authorized share capital will consist of:
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ordinary shares, par value $       per share; and

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preferred shares, par value $       per share.

Ordinary Shares
Voting Rights
Holders of our ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Generally, all matters to be voted on by shareholders must be approved by either (i) an ordinary resolution, which requires the affirmative vote of at least a majority of the votes entitled to be cast by all holders of ordinary shares present at a general meeting in person or represented by proxy, or (ii) a special resolution, which requires the affirmative vote of at least two thirds of the votes entitled to be cast by all holders of ordinary shares present at a general meeting in person or represented by proxy.
Dividends
Subject to preferences that may apply to any ordinary shares outstanding at the time, the holders of our ordinary shares are entitled to receive dividends as may be declared from time to time at the discretion of our Board out of lawfully available funds. See “Dividend Policy” for additional information.
No Preemptive or Similar Rights
Holders of our ordinary shares do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our ordinary shares.
Fully Paid and Non-Assessable
All of the outstanding ordinary shares are fully paid and non-assessable.
Preferred Shares
Under the terms of our New Memorandum and Articles of Association, our Board will have the authority, without shareholder approval except as required by the listing standards of NYSE or applicable law, to issue preferred shares in one or more series. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred shares. The rights with respect to a series of preferred shares may be greater than the rights attached to our ordinary shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our ordinary shares until our Board determines the specific rights attached to any preferred shares so issued. The effect of issuing preferred shares could include, among other things, one or more of the following:
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restricting dividends in respect of the ordinary shares;

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diluting the voting power of the ordinary shares or providing that holders of preferred shares have the right to vote on matters as a class;

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impairing the liquidation rights of the ordinary shares; or

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delaying or preventing a change of control of our company.

The purpose of authorizing our Board to issue preferred shares and determine the rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares could adversely affect the voting power of holders of our ordinary shares and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting shares.
Our New Memorandum and Articles of Association
Amendment of Governing Documents
As permitted by Cayman Law, our New Memorandum and Articles of Association may only be amended by a special resolution of the shareholders (requiring the affirmative vote of at least two thirds of the shareholders present in person or by proxy at a general meeting where there is a quorum).
General Meetings and Shareholder Proposals
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, the New Memorandum and Articles of Association will provide that in each year we will hold an annual general meeting of shareholders, at a time determined by our Board, provided that our Board has the discretion whether or not to hold an annual general meeting in the year of the completion of the separation and distribution. The agenda for an annual general meeting of shareholders will only include such items as have been included therein by our Board or Chairperson, or properly brought by a shareholder in accordance with our New Memorandum and Articles of Association.
Also, we may, but are not required to (unless required by Cayman Law), hold other extraordinary general meetings during the year.
An extraordinary general meeting may be called by our Board or any other person authorized to do so in the governing documents. The Companies Act provides shareholders with limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting, subject to a company’s articles of association. Our New Memorandum and Articles of Association will provide for the ability of shareholders to nominate candidates for election as directors under certain conditions (as described below), and will allow shareholders to bring business before an annual general meeting where the procedure provided in our New Memorandum and Articles of Association is complied with. Our New Memorandum and Articles of Association will provide that the shareholders have no right to requisition an extraordinary general meeting.
Cumulative Voting
Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Law, our New Memorandum and Articles of Association will not provide for cumulative voting.
Dissolution; Winding Up
Under Cayman Law, a company may be wound up by either an order of the Cayman Courts or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution (which requires the affirmative vote of at least a majority of shareholders present in person or by proxy at a general meeting) of its shareholders. Cayman Courts have authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.
Our New Memorandum and Articles of Association will provide that if we are wound up, the liquidator may distribute the surplus assets available for distribution amongst our shareholders in proportion to the par value of the ordinary shares held by them at the commencement of the winding up, subject to a deduction from those ordinary shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise.
Rights of Non-Resident or Foreign Shareholders
There are no limitations imposed by our New Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our New Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.
Directors’ Power to Issue Shares
Subject to applicable law, our Board has general and unconditional authority to issue or allot shares or grant options over shares, issue rights, options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or other securities in the company or otherwise deal with or dispose of any unissued shares in our capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with our New Memorandum and Articles of Association, we shall not issue bearer shares.
Inspection of Books and Records
Holders of shares have no general right under Cayman Law to inspect or obtain copies of our register of members or our corporate records. However, our Board may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders who are not members of our Board. Notwithstanding the above, our New Memorandum and Articles of Association will provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on our website or filing such annual reports as we are required to file with the SEC.
Directors
Appointment, Disqualification and Removal of Directors
Our New Memorandum and Articles of Association will provide that our Board shall consist of such number of directors as determined by a majority of the directors then in office, but not less than two directors.
Our New Memorandum and Articles of Association will provide that Mr. Wang, so long as he and/or his affiliates (as defined in our New Memorandum and Articles of Association) continue to remain beneficial owners (as such term is defined in the Exchange Act) of at least 30.0% of our share capital, shall have the right, but not the obligation, to appoint one director to our Board by providing written notice of such appointment to us. Such director, where appointed, shall act as Chairperson of our Board and may be removed or replaced by Mr. Wang, so long as Mr. Wang and/or his affiliates (as defined in our New Memorandum and Articles of Association) continue to remain beneficial owners (as such term is defined in the Exchange Act) of at least 30.0% of our share capital, providing written notice of such removal or replacement to us. The remainder of the directors may be appointed by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting or by the Board. Each director, other than the director appointed by Mr. Wang, shall be appointed for annual terms or such other term as the resolution appointing him or her may determine or until his or her death, resignation or removal pursuant to our New Memorandum and Articles of Association.
Our New Memorandum and Articles of Association will include the right of shareholders to nominate directors for appointment where the appropriate notice, as provided in our New Memorandum and Articles of Association, of such nomination is provided to our Board ahead of an annual general meeting by any shareholder holding at least 15% of the issued and outstanding share capital.
Under our New Memorandum and Articles of Association, a director may be removed from office without shareholder approval for cause, being where (i) a director has been convicted of a felony or criminal offense by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been found by a court of competent jurisdiction to have been guilty of willful misconduct in the performance of such director’s duties to us in a matter of substantial importance to us; or (iii) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform their obligations as a director (as more fully defined in our New Memorandum and Articles of Association). Our New Memorandum and Articles of Association will provide that directors may be removed with or without cause by a special resolution of our shareholders and that the director appointed by Mr. Wang may be removed or replaced by Mr. Wang, so long as Mr. Wang and/or his affiliates (as defined in our New Memorandum and Articles of Association) continue to remain beneficial owners (as such term is defined in the Exchange Act) of at least 30.0% of our share capital. A director will also cease to be a director if such director (i) gives notice in writing to us of such director’s resignation, (ii) dies, becomes bankrupt or makes any arrangement or composition with such director’s creditors, (iii) is prohibited, by any applicable law or relevant code applicable to the listing of shares on NYSE, from being a director, or (iv) is absent from meetings of our Board (for the avoidance of doubt, without being represented by proxy) for six consecutive months without special leave of absence from our Board, and our Board passes a resolution that such director has by reason of such absence vacated office. There are no provisions under our New Memorandum and Articles of Association relating to retirement of directors upon reaching any age limit.
Filling Vacancies on our Board
Vacancies on our Board may be filled by the majority of the directors then in office, even if less than a quorum, or by a sole remaining director (subject to the Companies Act, applicable law or any rights of any preference shares).
A director appointed to fill a vacancy resulting from the death, resignation or removal of a director will serve the remainder of the full term of the director whose death, resignation or removal created the vacancy until his or her successor shall have been appointed (or until his or her death, resignation or removal) pursuant to our New Memorandum and Articles of Association.
Directors’ Fiduciary Duties
As a matter of Cayman Law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties:
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duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

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duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

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directors should not improperly fetter the exercise of future discretion;

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duty to exercise powers fairly as between different sections of shareholders;

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duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

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duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.
Proceedings of our Board
Our New Memorandum and Articles of Association will provide that our business is to be managed and conducted by our Board. Our New Memorandum and Articles of Association will provide that the quorum necessary for the board meeting shall be a majority of the directors then in office (subject to there being a minimum of two directors appointed) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the Chairperson shall have a casting vote.
Subject to the provisions of the New Memorandum and Articles of Association, our Board may regulate its proceedings as they determine is appropriate.
Register of Members
Under the Companies Act, we must keep a register of members, and there should be entered therein:
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the names and addresses of our shareholders, together with a statement of the shares held by each shareholder, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each shareholder, (ii) the number and category of shares held by each shareholder, and (iii) whether each relevant category of shares held by a shareholder carries voting rights under Our New Memorandum and Articles of Association, and if so, whether such voting rights are conditional;

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the date on which the name of any person was entered on the register as a shareholder; and

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the date on which any person ceased to be a shareholder.

Under the Companies Act, our register of members is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted), and a shareholder registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members.
If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and such court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company
We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company, except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

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may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.
Choice of Forum
Our New Memorandum and Articles of Association will provide that unless we consent in writing to the selection of an alternative forum, the Cayman Courts will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary or other duty owed by any director, shareholder, officer or other employee of our company to us or our shareholders, (iii) any action arising pursuant to any provision of the Companies Act or our New Memorandum and Articles of Association (as each may be amended from time to time) or (iv) any action asserting a claim otherwise implicating the internal affairs of our company (as such concept is recognized under the laws of the United States), and that each shareholder irrevocably submits to the exclusive jurisdiction of the Cayman Courts over all such claims or disputes, including with respect to service of process. Our New Memorandum and Articles of Association will also provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including those arising under the Securities Act or Exchange Act.
This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our New Memorandum and Articles of Association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
For more information on the risks associated with our choice of forum provision, see “Risk Factors—Risks Related to Ownership of Our Ordinary Shares—Our New Memorandum and Articles of Association will designate the courts of the Cayman Islands as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.”
Anti-Takeover Provisions
Our New Memorandum and Articles of Association will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our Board the power to discourage acquisitions that some shareholders may favor. See “Risk Factors—Risks Related to Ownership of Our Ordinary Shares—Our New Memorandum and Articles of Association, as well as Cayman Law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our ordinary shares.”
Limitation on Liability and Indemnification
Cayman Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by Cayman Courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our New Memorandum and Articles of Association will provide, to the fullest extent permissible under Cayman Law, that our directors and officers shall be indemnified against any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order.
In addition to such indemnification, we will obtain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Prior to the completion of the separation and distribution, we will enter into indemnification agreements with each of our directors and officers that will provide for, among other things, indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement (with our consent) of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. The indemnification agreements will also provide for the advancement or payment of all expenses to our directors and officers and for reimbursement of such advanced expenses to us if it is found that such director or officer is not entitled to such indemnification under applicable law.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to us, our directors, our officers or persons who control us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Certain Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in Delaware.
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every shareholder of that Cayman subsidiary to be merged unless that shareholder agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of such shareholder’s shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest individual of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares. However, appraisal rights would also not be available to shareholders of a Delaware target in a business combination transaction if the shares of the target were listed on a national securities exchange or held by record of more than 2,000 holders or target shareholders receive only shares of a corporation which shares are also listed on a national securities exchange or which shares are held of record by more than 2,000 holders.
Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means than these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.
Shareholders’ Suits
Our Cayman Islands counsel is not aware of any reported class action having been brought in Cayman Courts. Derivative actions have been brought in Cayman Courts, and Cayman Courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, Cayman Courts can be expected to follow and apply common law principles that permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires;

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.
Indemnification of Directors and Officers and Limitation of Liability
Cayman Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held Cayman Courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our New Memorandum and Articles of Association will provide, to the fullest extent permissible under Cayman Law, that our directors and officers shall be indemnified against any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order. This standard of conduct for indemnification is generally the same as permitted under the Delaware General Corporation Law (the “DGCL”) for a Delaware corporation.
In addition to such indemnification, we will obtain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Prior to the completion of the separation and distribution, we will enter into indemnification agreements with each of our directors and officers that will provide such persons with additional indemnification beyond that provided in our New Memorandum and Articles of Association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to us, our directors, our officers or persons who control us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, directors must inform themselves of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that directors act in a manner they reasonably believe to be in the best interests of the corporation. They must not use their corporate positions for personal gain or advantage. This duty prohibits self-dealing by directors and mandates that the best interest of a corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation and accomplished through fair process.
As a matter of Cayman Law, directors of a Cayman Islands company are in the position of fiduciaries with respect to the company, and therefore it is considered that they owe the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on their position as directors (unless the company permits them to do so), a duty not to put themselves in a position where the interests of the company conflict with their personal interests or their duties to third parties and a duty to exercise powers for the purpose for which such powers were intended. Directors of a Cayman Islands company owe to the company a duty to act with skill and care. It was previously considered that directors need not exhibit in the performance of their duties a greater degree of skill than may reasonably be expected from people of their knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent
Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act provides that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, however our New Memorandum and Articles of Association provide that our shareholders shall not be permitted to approve corporate matters by way of a unanimous written resolution and therefore all shareholder action must be taken at a general meeting.
Shareholder Proposals
Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our New Memorandum and Articles of Association will not allow our shareholders to requisition an extraordinary general meeting. Our New Memorandum and Articles of Association will provide for the ability of shareholders to nominate candidates for election as directors under certain conditions, and will allow shareholders to bring business before an annual general meeting where the procedure provided in our New Memorandum and Articles of Association is complied with.
Cumulative Voting
Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is only permitted if the corporation’s certificate of incorporation specifically provides for it.

There are no prohibitions in relation to cumulative voting under Cayman Law, but our New Memorandum and Articles of Association will not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
Under the DGCL, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our New Memorandum and Articles of Association will provide that a director may be removed from office without shareholder approval for cause, being where (i) a director has been convicted of a felony or criminal offense by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been found by a court of competent jurisdiction to have been guilty of willful misconduct in the performance of such director’s duties to us in a matter of substantial importance to us; or (iii) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform their obligations as a director (as more fully defined in our New Memorandum and Articles of Association). Our New Memorandum and Articles of Association will provide that directors may be removed by a special resolution of our shareholders and that the director appointed by Mr. Wang may be removed or replaced by Mr. Wang, so long as Mr. Wang and/or his affiliates (as defined in our New Memorandum and Articles of Association) continue to remain beneficial owners (as such term is defined in the Exchange Act) of at least 30.0% of our share capital. A director will also cease to be a director if such director (i) gives notice in writing to us of such director’s resignation, (ii) dies, becomes bankrupt or makes any arrangement or composition with such director’s creditors, (iii) is prohibited, by any applicable law or relevant code applicable to the listing of shares on NYSE, from being a director, or (iv) is absent from meetings of our Board (for the avoidance of doubt, without being represented by proxy) for six consecutive months without special leave of absence from our Board, and our Board passes a resolution that such director has by reason of such absence vacated office.
Transactions with Interested Shareholders
The DGCL contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Law does not regulate transactions between a company and its significant shareholders, our directors are required to comply with fiduciary duties which they owe to us under Cayman Law, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Law, a company may be wound up by either an order of the Cayman Courts or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. Cayman Courts have the authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our New Memorandum and Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.
Variation of Rights of Shares
Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Law and our New Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Amendment of Governing Documents
Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our New Memorandum and Articles of Association, our New Memorandum and Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).
Rights of Non-Resident or Foreign Shareholders
There are no limitations imposed by our New Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our New Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.
Registered Office; Handling of Mail
Our registered office is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay in mail reaching the forwarding address.
Transfer Agent and Registrar
The transfer agent and registrar for our ordinary shares will be     .
Listing
We intend to apply to list our ordinary shares on NYSE under the symbol “SN.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the separation and distribution, there has been no public market for our ordinary shares, and we cannot predict the effect, if any, that sales of our ordinary shares or the availability of our ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Future sales of our ordinary shares in the public market, or the anticipation of such sales, could adversely affect market prices prevailing from time to time.
Upon the completion of the separation and distribution,         ordinary shares will be issued and outstanding.
All of the ordinary shares distributed to JS Global Shareholders will be freely transferable, except for shares received by our affiliates, as that term is defined in Rule 144 under the Securities Act. Affiliates will be permitted to sell their ordinary shares only pursuant to an effective registration statement under the Securities Act or an exemption from registration, such as Rule 144 under the Securities Act, which is summarized below.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the ordinary shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those ordinary shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling ordinary shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of ordinary shares that does not exceed the greater of:
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1% of the number of ordinary shares then outstanding; and

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the average weekly trading volume of our ordinary shares on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling ordinary shares on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.
Registration Statement on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act promptly after the completion of the separation and distribution to register ordinary shares subject to the ordinary shares reserved for future issuance under our equity incentive plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and subject to the satisfaction of vesting conditions, the ordinary shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates.

CERTAIN INCOME TAX CONSIDERATIONS
The following summary contains a description of Cayman Islands and U.S. federal income tax consequences of the ownership and disposition of our ordinary shares. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to ownership of our ordinary shares, it is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and the United States and regulations thereunder as of the date hereof, which are subject to change.
Holders of our ordinary shares should consult their tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the ownership and disposition of our ordinary shares, including any other tax consequences under the laws of their country of citizenship, residence or domicile.
Cayman Islands Tax Considerations
The following is a discussion of certain Cayman Islands tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances and does not consider tax consequences other than those arising under Cayman Law.
Under Existing Cayman Law
Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issuance of our ordinary shares or on an instrument of transfer in respect of an ordinary share.
We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have obtained an undertaking from the Financial Secretary of the Cayman Islands in the following form:
THE TAX CONCESSIONS ACT UNDERTAKING AS TO TAX CONCESSIONS
In accordance with the Tax Concessions Act the following undertaking is hereby given to the Company:
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That no Act which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

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In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

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on or in respect of the shares, debentures or other obligations of the Company; or

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by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of TWENTY years from the 30th day of March, 2023.

U.S. Federal Income Tax Considerations of the Distribution to U.S. Holders
The following discussion summarizes the anticipated U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the distribution, and ownership and disposition, of SharkNinja ordinary shares to U.S. Holders (as defined below) of JS Global ordinary shares that hold those JS Global shares as “capital assets” (generally, property held for investment purposes).
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury regulations promulgated thereunder, published positions of the IRS, court decisions and other applicable authorities, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not purport to be a complete analysis of all the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances, such as the alternative minimum tax or the 3.8% Medicare contribution tax imposed on certain net investment income. Further, it does not address any aspect of foreign, state or local taxation or federal estate or gift taxation. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their tax advisors regarding such matters.
No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the distribution and other transactions described herein. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.
This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to: tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the ordinary shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired ordinary shares in connection with the exercise of employee share options or otherwise as compensation for or in connection with services, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons that own, directly, indirectly or constructively by application of the constructive ownership rules of the Code, 10% or more of the equity of JS Global (including JS Global’s ordinary shares) by voting power or by value, or persons that own or will own, directly, indirectly or constructively by application of the constructive ownership rules of the Code, 10% or more of the equity of SharkNinja (including SharkNinja’s ordinary shares).
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of JS Global ordinary shares or SharkNinja ordinary shares, as applicable, who, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds JS Global ordinary shares or SharkNinja ordinary shares, the tax treatment of a partner in the partnership (or other entity or arrangement) will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of JS Global ordinary shares are urged to consult their tax advisors regarding the U.S. federal income tax treatment of the distribution and of the ownership and disposition of SharkNinja shares.

JS Global Shareholders are urged to consult their tax advisors regarding the U.S. federal, state and local and other tax considerations of the distribution in light of their particular circumstances.
U.S. Federal Income Tax Consequences to JS Global
The distribution of SharkNinja ordinary shares will be treated as a taxable disposition by JS Global for U.S. federal income tax purposes. Gain recognized by JS Global in the distribution will generally increase JS Global’s current earnings and profits for U.S. federal income tax purposes, which, as discussed below, will be relevant to the treatment of the distribution to holders of JS Global ordinary shares.
U.S. Federal Income Tax Consequences to U.S. Holders of the Distribution
Subject to the passive foreign investment company (“PFIC”) rules discussed below, the distribution of SharkNinja ordinary shares will be treated as a taxable distribution for U.S. federal income tax purposes. An amount equal to the fair market value on the distribution date of SharkNinja ordinary shares received by a U.S. Holder will generally be treated as a taxable dividend to the extent of such U.S. Holder’s allocable portion of JS Global’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution received by the U.S. Holder exceeds the U.S. Holder’s allocable portion of JS Global’s current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its shares of JS Global ordinary shares, and thereafter as capital gain, which will be long-term capital gain if the U.S. Holder’s holding period for its shares of JS Global ordinary shares exceeds one year at the time of the distribution. JS Global does not calculate its earnings and profits for U.S. federal income tax purposes. In addition, as discussed above, JS Global is likely to generate substantial earnings and profits in the distribution itself. Accordingly, U.S. Holders should assume that the entire amount of the distribution will be treated as a dividend.
Subject to the PFIC rules discussed below, the amount treated as a dividend will be taxable as ordinary income; JS Global is not a qualified foreign corporation and, accordingly, dividends by JS Global are not eligible for preferential rates of taxation. A dividend from JS Global will also not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations. For U.S. foreign tax credit purposes, a dividend by JS Global will generally be treated as income from sources outside the United States and will generally constitute “passive category income.”
Following the distribution, a U.S. Holder will have an initial tax basis in the shares of SharkNinja ordinary shares equal to the fair market value on the distribution date of such shares and a new holding period that begins on the day of the distribution.
Because JS Global does not currently believe it is, or has ever been, a PFIC, the tax consequences discussed above in this section are expected to apply to the distribution of SharkNinja ordinary shares. If, contrary to expectation, JS Global were to be treated as a PFIC under the rules discussed below under “—Passive Foreign Investment Company Considerations,” the distribution of SharkNinja ordinary shares would be subject to the rules discussed in that section regarding excess distributions, and the tax consequences of the distribution could be materially different from those described above.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to the shareholder, the shareholder’s name and address, and the amount of tax withheld, if any. A similar report will be sent to the shareholder. Payments of dividends on JS Global’s ordinary shares may be subject to additional information reporting and backup withholding at a current rate of 24% unless the shareholder: provides their correct taxpayer identification number (employer identification number or Social Security number) to the distribution agent or establishes an exemption from backup withholding and complies with applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
U.S. Federal Income Tax Consequences to U.S. Holders of Ownership and Disposition of SharkNinja Ordinary Shares
Distributions
In general, subject to the PFIC rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to its SharkNinja ordinary shares will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Because, as discussed above, SharkNinja does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes. Any dividend from SharkNinja will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations. For U.S. foreign tax credit purposes, dividends received on SharkNinja ordinary shares by a U.S. Holder will generally be treated as income from sources outside the United States and will generally constitute “passive category income.” A portion of such dividends, however, will be treated as U.S. source income, subject to certain exceptions, in proportion to SharkNinja’s U.S. source earnings and profits if U.S. persons collectively own, directly or indirectly, 50% or more of the voting power or value of SharkNinja’s shares.
U.S. Holders that are individuals and certain other non-corporate U.S. Holders will be subject to tax on dividend income from a “qualified foreign corporation” at preferential rates of taxation provided that certain holding period and other requirements are met. For this purpose, a foreign corporation (other than a corporation that is classified as a PFIC (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. SharkNinja ordinary shares have been approved for listing on NYSE, which is an established securities market in the United States, and are expected to be readily tradable. Thus, SharkNinja expects that dividends paid on its ordinary shares will meet the conditions above required for the preferential tax rates, provided we are not a PFIC in the year such dividend is paid or the preceding taxable year.
Sale, Exchange or Other Taxable Disposition
Subject to the PFIC rules discussed below, upon a sale, exchange or other taxable disposition of SharkNinja ordinary shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the adjusted tax basis of such ordinary shares. As discussed above, a U.S. Holder’s initial tax basis in its SharkNinja ordinary shares will generally equal the fair market value on the distribution date of such shares. Such gain or loss will be a long-term capital gain or loss if the SharkNinja ordinary shares have been held for more than one year and will be a short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses.
Passive Foreign Investment Company Considerations
A foreign corporation will be considered a PFIC for any taxable year in which (i) 75 percent or more of its gross income is “passive income” or (ii) 50 percent or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. Based on the current composition of SharkNinja’s income, assets and operations, SharkNinja currently does not anticipate that it will be a PFIC in the current taxable year or in the foreseeable future. The determination of PFIC status for any taxable year, however, is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as SharkNinja’s market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge SharkNinja’s PFIC status or that SharkNinja will not be a PFIC for any taxable year. If SharkNinja is classified as a PFIC in any year a U.S. Holder owns ordinary shares, certain materially adverse tax consequences could apply to such U.S. Holder. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investments in ordinary shares and the availability of, and advisability of making, any election or protective election under the Code with respect to their investment in SharkNinja ordinary shares.
Required Disclosure with Respect to Foreign Financial Assets
Certain U.S. Holders are required to report information relating to their holding an interest in SharkNinja ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), if the aggregate value of all of a U.S. Holder’s specified foreign financial assets exceeds a certain threshold amount, by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in SharkNinja ordinary shares. U.S. Holders are urged to consult their tax advisors regarding information reporting requirements relating to their ownership of SharkNinja ordinary shares.

LEGAL MATTERS
The validity of our ordinary shares being distributed in the separation and distribution and certain matters of Cayman law will be passed upon for us by Maples and Calder (Cayman) LLP. Certain matters of U.S. federal law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP.
EXPERTS
The consolidated financial statements of SharkNinja Global SPV, Ltd. at December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
ENFORCEMENT OF CIVIL LIABILITIES
We are a public limited company organized under the laws of the Cayman Islands. As a result, the rights of holders of our ordinary shares will be governed by Cayman Law and our New Memorandum and Articles of Association. The rights of shareholders under Cayman Law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Certain of our assets are located outside the United States. As a result, it may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws.
We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize, or enforce against us, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.
Statements made in this prospectus concerning the contents of any contract, agreement or other document are not necessarily complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part completely.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at www.sharkninja.com at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, these websites is not a part of this prospectus. We have included these website addresses in this prospectus solely as an inactive textual references.
As a foreign private issuer, we are exempt under the Exchange Act from the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

SHARKNINJA GLOBAL SPV, LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of SharkNinja Global SPV, Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of SharkNinja Global SPV, Ltd. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to those charged with governance and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.
Revenue Recognition—Variable Consideration for Sales Discounts and Rebates
Description of the Matter	As described in Note 2 to the consolidated financial statements, the Company has contractual programs and practices with customers that can give rise to elements of variable consideration, including discount and rebate programs. The Company accounts for consideration payable to customers under these programs as a reduction of net sales and if the consideration payable to a customer includes a variable amount, the Company estimates the transaction price using the most likely amount method. As of December 31, 2022, the Company had accrued sales incentives of $230.2 million.

Auditing the Company’s accounting for variable consideration for certain non-contractual discount and rebate programs was challenging and subjective due to the degree of estimation involved in measuring the variable consideration. Given the nature and significance of the reserves associated with these discount and rebate programs, subjective auditor judgment was required to evaluate completeness of the amounts accrued for sales incentives.
How We Addressed the Matter in Our Audit	To test variable consideration related to sales discounts and rebates, our audit procedures included, among others, testing the completeness and accuracy of the underlying data used in the Company’s calculation. For a sample of customers, we agreed sales to underlying support and the terms of the rebate program to the underlying contract and tested the calculation of discount and rebate reserves. We tested management’s lookback analysis over historical reserves compared to actuals and a sample of credit memos issued to customers for sales discounts and rebates compared to the reserves. To test the completeness of the reserve we compared a sample of credit notes issued after December 31, 2022 to the Company’s estimate.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2022.
Boston, Massachusetts
March 30, 2023

SHARKNINJA GLOBAL SPV, LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
	As of December 31,
	2021	2022
Assets
Current assets:
Cash and cash equivalents	$225,362	$192,890
Restricted cash	15,235	25,880
Accounts receivable, net(1)	841,547	766,503
Inventories	602,482	548,588
Prepaid expenses and other current assets(2)	86,426	181,831
Total current assets	1,771,052	1,715,692
Property and equipment, net	109,101	137,341
Operating lease right-of-use assets	73,277	67,321
Intangible assets, net	510,169	492,709
Goodwill	840,825	840,148
Deferred tax assets, noncurrent	7,892	6,291
Other assets, noncurrent(3)	44,040	35,389
Total assets	$3,356,356	$3,294,891
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable(4)	$442,564	$328,122
Accrued expenses and other current liabilities(5)	494,782	552,023
Tax payable	6,751	1,581
Current portion of long-term debt	49,402	86,972
Total current liabilities	993,499	968,698
Long-term debt	435,953	349,169
Operating lease liabilities, noncurrent	63,906	61,779
Deferred tax liabilities, noncurrent	81,828	60,976
Other liabilities, noncurrent	19,807	25,980
Total liabilities	$1,594,993	$1,466,602
Commitments and contingencies (Note 9)
Shareholders’ equity:
Ordinary shares, $0.20 par value per share, 250,000 shares authorized, 50,000 shares issued and outstanding as of December 31, 2021 and 2022	10	10
Additional paid-in capital	954,435	941,210
Retained earnings	797,970	896,738
Accumulated other comprehensive income (loss)	8,948	(9,669)
Total shareholders’ equity	1,761,363	1,828,289
Total liabilities and shareholders’ equity	$3,356,356	$3,294,891

(1)
Including amounts from a related party of $11,846 and $1,033 as of December 31, 2021 and 2022, respectively.

(2)
Including amounts from a related party of $38,012 and $20,069 as of December 31, 2021 and 2022, respectively.

(3)
Including amounts from a related party of $18,665 and $0 as of December 31, 2021 and 2022, respectively.

(4)
Including amounts to a related party of $303,033 and $231,805 as of December 31, 2021 and 2022, respectively.

(5)
Including amounts to a related party of $9,640 and $8,399 as of December 31, 2021 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
	Year Ended December 31,
	2020	2021	2022
Net sales(1)	$2,753,166	$3,726,994	$3,717,366
Cost of sales(2)	1,499,724	2,288,810	2,307,172
Gross profit	1,253,442	1,438,184	1,410,194
Operating expenses:
Research and development(3)	159,635	200,641	215,660
Sales and marketing	445,084	619,162	621,953
General and administrative	183,286	180,124	251,207
Total operating expenses	788,005	999,927	1,088,820
Operating income	465,437	438,257	321,374
Interest expense, net	(40,279)	(16,287)	(27,021)
Other income (expense), net	(5,692)	(7,644)	7,631
Income before income taxes	419,466	414,326	301,984
Provision for income taxes	92,268	83,213	69,630
Net income	$327,198	$331,113	$232,354
Net income per share, basic and diluted	$6,544	$6,622	$4,647
Weighted-average number of shares used in computing net income per share, basic and diluted	50,000	50,000	50,000

(1)
Including amounts from a related party of $20,496, $12,107 and $1,451 for the years ended December 31, 2020, 2021 and 2022, respectively.

(2)
Including amounts to a related party of $296,744, $1,358,827 and $1,413,098 for the years ended December 31, 2020, 2021 and 2022, respectively.

(3)
Including amounts to a related party of $0, $4,030 and $3,561 for the years ended December 31, 2020, 2021 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
	Year Ended December 31,
	2020	2021	2022
Net income	$327,198	$331,113	$232,354
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	10,507	541	(18,617)
Comprehensive income	$337,705	$331,654	$213,737
The accompanying notes are an integral part of these consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
	Ordinary shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholder’s Equity
	Shares	Amount
Balance as of December 31, 2019	50,000	$10	$850,466	$(2,100)	$181,659	$1,030,035
Contribution from parent	—	—	80,011	—	—	80,011
Share-based compensation cost	—	—	10,034	—	—	10,034
Other comprehensive income, net of tax	—	—	—	10,507	—	10,507
Net income	—	—	—	—	327,198	327,198
Balance as of December 31, 2020	50,000	$10	$940,511	$8,407	$508,857	$1,457,785
Distribution paid to parent	—	—	—	—	(42,000)	(42,000)
Share-based compensation cost	—	—	13,924	—	—	13,924
Other comprehensive income, net of tax	—	—	—	541	—	541
Net income	—	—	—	—	331,113	331,113
Balance as of December 31, 2021	50,000	$10	$954,435	$8,948	$797,970	$1,761,363
Distribution paid to parent	—	—	—	—	(83,450)	(83,450)
Intercompany note to parent (Note 10)	—	—	—	—	(50,136)	(50,136)
Recharge from parent for share-based compensation	—	—	(18,734)	—	—	(18,734)
Share-based compensation cost	—	—	5,509	—	—	5,509
Other comprehensive loss, net of tax	—	—	—	(18,617)	—	(18,617)
Net income	—	—	—	—	232,354	232,354
Balance as of December 31, 2022	50,000	$10	$941,210	$(9,669)	$896,738	$1,828,289
The accompanying notes are an integral part of these consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended December 31,
	2020	2021	2022
Cash flows from operating activities:
Net income	$327,198	$331,113	$232,354
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	78,080	78,183	86,708
Share-based compensation cost	10,034	13,924	5,509
Provision for credit losses	9,391	7,913	8,965
Non-cash lease expense	11,441	13,062	15,475
Amortization of debt discount	1,568	906	932
Loss on extinguishment of debt	16,410	—	—
Deferred income taxes, net	(7,506)	(15,127)	(16,646)
Loss (gain) from equity method investment	3,495	4,492	(141)
Changes in operating assets and liabilities:
Accounts receivable(1)	(335,285)	(77,444)	519
Inventories	(179,375)	(185,474)	53,894
Prepaid expenses and other assets(2)	(29,755)	(47,725)	(114,163)
Accounts payable(3)	198,746	74,850	(118,161)
Tax payable	14,414	(13,343)	(5,170)
Operating lease liability	(10,771)	(12,629)	(14,316)
Accrued expenses and other liabilities(4)	185,350	56,446	69,205
Net cash provided by operating activities	293,435	229,147	204,964
Cash flows from investing activities:
Purchase of property and equipment	(54,497)	(47,992)	(80,257)
Purchase of intangible asset	(3,389)	(5,068)	(7,348)
Capitalized internal-use software development	(3,193)	(7,014)	(6,829)
Cash receipts on deferred payment in sold receivables	—	—	42,416
Business acquisition of Qfeeltech, net of cash acquired	(16,860)	—	—
Investment in equity method investment	(3,495)	(4,492)	(66)
Other investing activities, net	—	(1,800)	(300)
Net cash used in investing activities	(81,434)	(66,366)	(52,384)
Cash flows from financing activities:
Proceeds from issuance of debt, net of issuance cost	727,263	110,000	259,854
Repayment of debt	(927,942)	(122,500)	(310,000)
Contribution from parent	80,011	—	—
Intercompany note to parent	—	—	(49,286)
Distribution paid to parent	—	(42,000)	(45,438)
Recharge from parent for share-based compensation	—	—	(15,300)
Net cash used in financing activities	(120,668)	(54,500)	(160,170)
Effect of exchange rates changes on cash	8,433	(704)	(14,237)
Net increase (decrease) in cash, cash equivalents, and restricted cash	99,766	107,577	(21,827)
Cash, cash equivalents, and restricted cash at beginning of year	33,254	133,020	240,597
Cash, cash equivalents, and restricted cash at end of year	$133,020	$240,597	$218,770
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$74,513	$91,892	$90,027
Cash paid for interest	17,828	12,005	16,322
Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment accrued and not yet paid	$731	$4,226	$1,235
Deferred payments related to business acquisition	—	600	—
Share-based compensation recharge not yet paid	—	—	(3,434)
Deferred payment received for sold receivables	—	—	(64,710)
Reconciliation of cash, cash equivalents and restricted cash within the Consolidated Balance Sheets to the amounts shown in the Statements of Cash Flows above:
Cash and cash equivalents	$129,928	$225,362	$192,890
Restricted cash	3,092	15,235	25,880
Total cash, cash equivalents and restricted cash	$133,020	$240,597	$218,770

(1)
Including changes in related party balances of $2,319, $(389) and $(10,813) as of December 31, 2020, 2021 and 2022, respectively.

(2)
Including changes in related party balances of $0, $56,677 and $(38,734) as of December 31, 2020, 2021 and 2022, respectively.

(3)
Including changes in related party balances of $101,150, $198,825 and $(71,228) as of December 31, 2020, 2021 and 2022, respectively.

(4)
Including changes in related party balances of $7,956, $1,684 and $(1,241) as of December 31, 2020, 2021 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.
Organization and Description of Business

SharkNinja Global SPV, Ltd. (together with its subsidiaries, “SharkNinja” or the “Company”) was incorporated in the Cayman Islands on June 27, 2017. SharkNinja is a global product design and technology company that creates innovative lifestyle product solutions across multiple sub-categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Other products under the brands of “Shark” and “Ninja.” The Company operates as a combination of wholly-owned businesses of JS Global Lifestyle Company Limited (the “Parent” or “JS Global”), which is a listed entity on the Hong Kong Stock Exchange.
SharkNinja is headquartered in Needham, Massachusetts, and its operations have been primarily in the United States and the United Kingdom (“UK”).
2.
Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of SharkNinja Global SPV, Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include but are not limited to variable consideration for returns, sales rebates and discounts, the allowance for credit losses, reserve for product warranties, the fair value of financial assets and liabilities including accounting and fair value of derivatives and deferred purchase price (“DPP”) receivable, valuation of inventory, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets, determination of incremental borrowing rate for leases, share-based compensation and the valuation of deferred tax assets and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.
Due to uncertainty in the macroeconomic environment, including effects of the novel coronavirus (“COVID-19”) and inflation, there is ongoing disruption in the global economy and financial markets. As of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates or judgments or adjust the carrying value of its assets or liabilities. These estimates, judgments and assumptions may change in the future as new events occur or additional information is obtained.
Joint Venture
The Company had an investment in a joint venture, SharkNinja (China) Technology Co. Ltd., in which the Company was not the primary beneficiary. The governance structures of this entity did not allow the Company to direct the activities that would significantly affect their economic performance. Therefore, the Company accounted for this investment as an equity method investment and the Company’s share of the post-acquisition results and other comprehensive income is included in other income (expense), net within the consolidated statements of income.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company incurred additional investments to offset joint venture operating losses of $3.5 million, $4.5 million and $0.4 million in the years ended December 31, 2020, 2021 and 2022, respectively, which is included in other income (expense), net within the consolidated statements of income.
In July 2022, the Company transferred its equity method investment in SharkNinja (China) Technology Co. Ltd to an entity controlled by JS Global. Such investment had a carrying amount of zero and was transferred for nominal consideration.
Foreign Currency
The Company’s reporting currency is the United States dollar (“USD”). The Company’s functional currency is USD and generally the functional currency of its international subsidiaries is the local currency of the country in which the subsidiary operates. The Company translates the assets and liabilities of non-USD functional currency subsidiaries into USD using exchange rates in effect at the end of each reporting period. Net sales and expenses for these subsidiaries are translated using average exchange rates prevailing during the period. Gains and losses from these translations are recognized as a cumulative translation adjustment and are included in accumulated other comprehensive income within the consolidated balance sheets.
For transactions that are not denominated in the local functional currency, the transactions are recorded at the exchange rate in effect on the day the transaction occurred. The Company remeasures monetary assets and liabilities denominated in a foreign currency at exchange rates in effect at the end of each reporting period. Transaction gains and losses from the remeasurement are recognized in other income (expense), net within the consolidated statements of income. Foreign currency transaction losses were $2.6 million, $3.4 million and $13.4 million for the years ended December 31, 2020, 2021 and 2022, respectively.
Concentration of Credit Risks
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. The Company maintains its cash, cash equivalents and restricted cash with high-quality financial institutions, the composition and maturities of which are regularly monitored by the Company.
The Company has outstanding accounts receivable balances with retailers, distributors and direct-to-consumer (“DTC”) customers. The Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the consolidated balance sheets. The Company extends different levels of credit to customers, without requiring collateral deposits, and when necessary, maintains reserves for potential credit losses based upon the expected collectability of accounts receivable. The Company manages credit risk related to its customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.
The Company sells a significant portion of its products through retailers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these retailers deteriorates substantially, the Company’s operating results could be adversely affected.
The following table summarizes the Company’s customers that represented 10% or more of accounts receivable, net and net sales:
	Accounts Receivable, Net		Net Sales
	As of December 31,		Year Ended December 31,
	2021	2022	2020	2021	2022
Customer A	16.1%	15.1%	14.5%	16.0%	17.0%
Customer B	10.0	*	*	*	*
Customer C	*	19.8	16.6	16.1	15.7
Customer D	*	*	*	*	10.2

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

*
Represents less than 10%

Supplier Concentration
The Company relies on third parties to supply and manufacture its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents consist of cash in banks and bank deposits. The Company considers all highly liquid investments, with an original maturity of three months or less at the date of purchase, to be cash equivalents. The Company maintains certain cash amounts restricted as to its withdrawal or use. The Company’s restricted cash primarily consists of deposits collateralizing a letter of credit for the Company’s custom bonds and operating leases.
Fair Value Measurements
Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:
Level 1—Quoted prices in active markets for identical assets or liabilities.
Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair values are therefore determined using model-based techniques that include discounted cash flow models, and similar techniques.
Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivables, derivative financial instruments, DPP receivable, accounts payables, interest-bearing bank loans and accrued liabilities. Derivative financial instruments and DPP receivable are stated at fair value on a recurring basis. Cash and cash equivalents, restricted cash, accounts receivables, accounts payables, interest-bearing bank loans and accrued liabilities are stated at their carrying value, which approximates fair value due to their short-term nature.
Accounts Receivable, Net
Accounts receivable are presented net of allowance for credit losses and allowance for chargebacks. Accounts receivable are presented net of liabilities when a right of setoff exists. The Company determined the allowance for customer incentives and allowance for sales returns should be recorded as a liability.
The Company maintains an allowance related to customer incentives based on specific terms and conditions included in the customer agreements or based on historical experience and the Company’s expectation of discounts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. To estimate the allowance for credit losses the Company applied the loss-rate method using relevant available information including historical write-off activity, current conditions and reasonable and supportable forecasts. The allowance for credit losses is measured on a pooled basis when similar risk characteristics exist. When assessing whether to measure certain financial assets on a pooled basis, the Company considered various risk characteristics, including geographic location and industry of the customer.
Expected credit losses are estimated over the contractual term of the financial assets. For the years ended December 31, 2020, 2021 and 2022, the Company recorded a credit loss expense of $9.4 million, $7.9 million and $9.0 million, respectively, within general and administrative expenses in the consolidated statements of income. Write-offs of accounts receivable are recorded to the allowance for credit losses. Any subsequent recoveries of previously written off balances are recorded as a reduction to credit loss expense.
Transfer of Financial Instruments
On August 31, 2022, the Company entered into a Receivable Purchase Agreement (“RPA”) with a financial institution (“Purchaser”) to sell its accounts receivable for a cash advanced payment and a deferred payment in the form of a deferred purchase price receivable. All transfers under the RPA meet the criteria of sales accounting and are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing. The Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the receivables upon the sale and transfer of the receivables to the Purchaser. The Company continues to service, administer and collect the receivables on behalf of the Purchaser. The financial statement impact associated with the servicing liability was immaterial for all periods presented.
As part of the RPA transaction, accounts receivable sold are derecognized from the consolidated balance sheets and a DPP receivable is recognized at fair value. The DPP represents the difference between the fair value of the trade receivables sold and the cash purchase price. The DPP is subsequently remeasured each reporting period to account for activity during the period, such as the seller’s interest in any newly transferred receivables, collections on previously transferred receivables attributable to the DPP and changes in estimates. The DPP is valued using unobservable inputs such as Level 3 inputs, primarily discounted cash flows. Due to the short maturity of the instruments, the carrying value of the DPP receivable approximates the fair value of the DPP. Please refer to Note 4—Fair Value Measurement for additional details.
For the year ended December 31, 2022, the Company sold and derecognized receivables of $371.5 million, in exchange for a cash advanced payment of $304.2 million and a deferred purchase price receivable recorded at fair value of $64.7 million to prepaid expenses and other current assets in the consolidated balance sheets. Upon the sale and transfer of receivables, the cash advanced payment received was reflected as operating activities and the DPP receivable was reflected as a non-cash investing activity in the consolidated statements of cash flows. As the Company received cash collections from customers on the DPP receivable, these were reflected as investing activities in the consolidated statements of cash flows. In addition, a loss of $2.6 million was recognized in connection with the sale of the receivables, which was recorded within other income (expense), net in the consolidated statements of income.
Cash collections from customers on receivables sold were $269.7 million during the year ended December 31, 2022, of which the cash collections on the DPP receivable were $42.4 million. As of December 31, 2022, the outstanding principal on receivables sold was $101.8 million, and the Company’s risk of loss following the sale of the receivables was limited to the uncollected portion of the DPP at $22.3 million.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the activity related to the DPP receivable:
Year Ended December 31,
2022
(in thousands)
Beginning balance	$—
Non-cash addition to DPP receivable	64,710
Cash collected on DPP receivable	(42,416)
Ending balance	$22,294
Derivative Financial Instruments
The Company enters into foreign currency forward contracts with financial institutions to protect against foreign exchange risks largely attributable to its exposure to changes in the exchange rate of the Chinese Yuan (“CNY”) and Great British Pound (“GBP”) against the USD that are associated with forecasted future cash flows. The Company’s primary objective in entering into these contracts is to reduce the volatility of cash flows associated with changes in foreign currency exchange rates. The Company does not use derivative instruments for trading or speculative purposes.
The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, are recorded either within prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in accumulated other comprehensive income in the consolidated balance sheets until the forecasted transaction occurs upon which the Company reclassifies the related gain or loss on the derivative to the same financial statements line item in the consolidated statements of income to which the derivative relates. The Company did not have any forward contracts designated as hedging instruments for any period presented.
Derivative instruments that hedge the exposure to variability in expected future cash flows or the fair value of assets or liabilities that are not currently designated as hedges for financial reporting purposes, are recorded either within prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in other income (expense), net in the consolidated statements of income. The notional amounts of outstanding forward contracts that were not designated as hedging instruments as of December 31, 2022 were $956.2 million. The total gain recognized from these derivatives was $22.7 million for the year ended December 31, 2022. The Company did not have any material forward contracts that were not designated as hedging instruments for the years ended December 31, 2020 or 2021.
Inventories
Inventory primarily consists of finished goods and, to a lesser extent, components, which are purchased from manufacturers. Inventory is stated at the lower of cost or net realizable value with cost being determined using the standard cost method, which approximates actual costs determined on the first-in, first-out basis. Inventories include indirect acquisition and production costs that are incurred to bring the inventories to their present condition and location, including shipping costs. The Company writes down its inventory for estimated obsolescence or excess inventory based upon assumptions around market conditions and estimates of future demand. Net realizable value is defined as estimated selling prices less reasonably predictable costs of completion, disposal and transportation. Adjustments to reduce inventory to net realizable value are recognized in cost of sales.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Included within inventories are adjustments of $2.2 million, $2.9 million and $2.7 million for the years ended December 31, 2020, 2021 and 2022, respectively, to record inventory to net realizable value.
Property and Equipment, Net
Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are expensed as incurred.
The estimated useful lives of the Company’s property and equipment are as follows:
Molds and tooling	3 years
Computer and software	3 years
Displays	2 years
Equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life
Construction in progress includes computer and software, furniture and fixtures, equipment and leasehold improvements, not yet placed in service, which is stated at cost, and is not depreciated until completed and ready for use.
Capitalized Internal-Use Software Costs
The Company capitalizes internal-use software development costs that are incurred during the application development stage. Capitalized costs of internal-use software development are included within property and equipment, net in the consolidated balance sheets, and amortized on a straight-line basis over the software’s estimated useful life. As of December 31, 2021 and 2022, the Company has capitalized $7.0 million and $13.8 million, respectively, of costs to develop internal-use software. Of those amounts, $6.8 million and $1.5 million of capitalized expenses relate to assets not placed in service as of December 31, 2021 and 2022, respectively. Amortization expenses were immaterial for all periods presented.
Cloud Computing Arrangement Implementation Costs
The Company capitalizes costs to implement cloud computing arrangements that are service contracts. Capitalized implementation costs are included within other assets, noncurrent in the consolidated balance sheets, and amortized on a straight-line basis over the term of the service contract, which includes reasonably certain renewals. As of December 31, 2021 and 2022, the Company has capitalized $14.5 million and $26.2 million, respectively, of costs to implement cloud computing arrangements. Of those amounts, $14.5 million and $23.6 million of capitalized expenses relate to assets not placed in service as of December 31, 2021 and 2022, respectively. Amortization expenses were immaterial for all periods presented.
Leases
The Company determines if an arrangement is a lease at inception of the contract. For all leases, the Company recognizes on the consolidated balance sheets a liability as of the lease commencement date for its obligation related to the lease and a corresponding asset representing its right to use the underlying asset over the period of use (“ROU asset”). The Company recognizes the lease liability for each lease based on the present value of the lease payments not yet paid at the commencement date of the lease. The ROU asset for each lease is recorded at the amount equal to the initial measurement of the lease liability, adjusted for balances of prepaid rent, lease incentives received and initial direct costs incurred. For operating leases, expense is recognized on a straight-line basis over the lease term. Short-term leases with an initial term of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12 months or less are not recorded on the consolidated balance sheets and are recognized on a straight-line basis over the lease term.
As the leases generally do not provide a readily determinable implicit rate, the Company uses an estimated incremental borrowing rate determined based on the information available at the lease commencement date in determining the present value of lease payments. The determination of the incremental borrowing rate requires judgment and is primarily based on publicly available information for companies within the same industry and with similar credit profiles. When determining the lease term, the Company considers renewal options that it is reasonably certain to exercise and termination options that the Company is reasonably certain not to exercise, in addition to the non-cancellable period of the lease.
The Company enters into operating leases for real estate spaces and motor vehicles. For real estate spaces, lease terms range from 2 to 12 years. For motor vehicles, lease terms range from 2 to 5 years. The Company had no finance leases during the periods presented.
Certain of the Company’s real estate leasing agreements include terms requiring the Company to reimburse the lessor for its share of real estate taxes, insurance, operating costs and utilities, as well as payment of sales tax to authorities. The Company accounts for these payments as variable lease costs when incurred because the Company has elected to not separate lease and non-lease components. As a result, such costs are not included in the initial measurement of the lease liability. There are no restrictions or covenants imposed by any of the leases, and none of the Company’s leases contain material residual value guarantees.
Business Acquisitions
When the Company acquires a business, the purchase price is allocated to the tangible and identifiable intangible assets, net of liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of income.
Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business acquisition and has been assigned to the Company’s one reporting unit. Indefinite-lived intangible assets consist of trade name and trademarks acquired through business acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate they may be impaired. Qualitative factors are first assessed to determine whether it is more likely than not that goodwill or indefinite-lived intangible assets are impaired, and quantitative testing would then be performed if necessary. For indefinite-lived intangible assets, quantitative testing would consist of a comparison of the fair value of each indefinite-lived intangible asset with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. For goodwill, quantitative testing consists of a comparison of the reporting unit’s fair value to its carrying value. If the carrying value of a reporting unit exceeds its fair value, goodwill impairment is calculated as the difference between the carrying value of the reporting unit and its fair value, up to the amount of goodwill. There was no impairment of goodwill or indefinite-live intangible assets during the years ended December 31, 2020, 2021 and 2022.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Intangible assets subject to amortization consist of identifiable intangible assets resulting from business acquisitions and purchased patents. Acquired intangible assets from business acquisitions are initially recorded at fair value and purchased patents are initially carried at cost. Intangible assets subject to amortization are amortized on a straight-line basis over their estimated useful lives. Amortization expense is recognized within research and development expenses for developed technology and patents and sales and marketing expenses for customer relationships in the consolidated statements of income.
Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization, or whether the indefinite life assessment continues to be supportable for trade name and trademarks.
The estimated useful lives of the Company’s intangible assets are as follows:
Developed technology	12 years
Patents	10 years
Customer relationships	9 years
Trade name and trademarks	Indefinite and assessed annually for impairment
Impairment of Long-Lived Assets
The Company evaluates the recoverability of long-lived assets, including property and equipment and intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recognition and measurement of a potential impairment is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these asset groups is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the fair value, which is determined based on expected discounted future cash flows arising from those assets. The Company determined that there were no events or changes in circumstances that indicated that its long-lived assets were impaired during the years ended December 31, 2020, 2021 and 2022.
Revenue Recognition
The Company is a designer, marketer and distributor of small household appliances which are sold under two brands: Shark and Ninja. The Shark offerings cover an expansive and diverse assortment of categories including Floorcare including Corded and Cordless Vacuums, Robot Vacuums, Steam Mops and Wet/Dry Floor Cleaning, Home Environment and Beauty appliances. Ninja is a top brand in small kitchen appliances in the United States and its diversified product offering spans across consumers’ kitchens, both indoors and outdoors, with leading products in Motorized Kitchen Appliances, Heated Cooking, Beverage Appliances and Kitchenware.
In accordance with ASC 606, the Company recognizes net sales for both brands at the amount to which it expects to be entitled when a contract exists with a customer that specifies the products to be provided at an agreed upon sales price and the performance obligation is satisfied when control of the products are transferred to its customers. The performance obligation for most of the Company’s sales transactions is considered complete when control transfers, which is determined when products are shipped or delivered to the customer depending on the terms of the contract. Sales are made on normal and customary short-term credit terms or upon delivery of point-of-sale transactions. Customers primarily consist of retailers, distributors and DTC customers.
Taxes collected from customers, which are subsequently remitted to governmental authorities, are excluded from net sales. Shipping charges billed to customers are included within net sales and related

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
shipping costs are included within sales and marketing expenses in the consolidated statements of income. The Company has elected to account for shipping and handling activities performed after control has been transferred to the customer as a fulfillment cost.
The Company determines the amount of net sales to be recognized through the application of the following steps:
1.
Identification of the contract, or contracts, with the customer

The Company determines that it has a contract with a customer when each party’s rights regarding the products to be transferred can be identified, the payment terms for the products can be identified, the Company has determined the customer has the ability and intent to pay and the contract has commercial substance.
The Company enters into contractual arrangements with customers in the form of individual customer orders which specify the goods, quantity, pricing and associated order terms. The Company does not have significant long-term contracts that are satisfied over time. Due to the nature of the contracts, no significant judgment exists in relation to the identification of the customer contract or satisfaction of the performance obligation. The Company expenses incremental costs of obtaining a contract due to the short-term nature of the contracts.
2.
Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the products that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products is separately identifiable from other promises in the contract.
The Company also offers assurance-type warranties relating to its products sold to consumers that are accounted for under ASC 460, Guarantees. In certain contracts, the Company provides extended, service-type warranties. Such warranties are accounted for as separate performance obligations to which the Company recognizes contract liabilities for the unfulfilled extended warranties by allocating a portion of the transaction price based on the relative stand-alone selling price.
3.
Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms and conditions generally include a requirement to pay within 30 to 60 days, but such terms and conditions can vary by contract type. In instances where the timing of net sales recognition differs from the timing of invoicing, the Company has determined its contracts generally do not include a significant financing component as generally payment terms are less than one year.
The Company has certain contractual programs and practices with customers that can give rise to elements of variable consideration, such as rights of return and volume incentive rebates. The Company estimates the variable consideration using the expected value method or most likely amount method, based on sales and contractual rates with each customer and records the estimated amount of credits for these programs as a reduction to net sales.
The Company accounts for consideration payable to a customer as a reduction of net sales unless the payment to the customer is in exchange for a distinct good that the customer transfers to the Company. If the consideration payable to a customer includes a variable amount, the Company estimates the transaction price using the most likely amount method.
Net sales are recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4.
Allocation of the transaction price to the performance obligations in the contract

When a contract contains multiple performance obligations, the contract transaction price is allocated on a relative standalone selling price (“SSP”) basis to each performance obligation. The Company typically determines SSP based on observable selling prices of its products and services. In instances where SSP is not directly observable, SSP is determined using information that may include market conditions and other observable inputs, or by using the residual approach.
5.
Recognition of the revenue when, or as, a performance obligation is satisfied

Net sales are recognized at the time the related performance obligation is satisfied by transferring the promised product to the customer. Net sales are recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those products or services.
The performance obligation for most of the Company’s sales transactions is considered complete when control transfers, which is determined when products are shipped or delivered to the customer depending on the terms of the contract. Net sales related to service-type warranties are recognized ratably over the contract period.
Disaggregation of Net Sales
The following table summarizes net sales by region based on the billing address of customers:
	Year Ended December 31,
	2020		2021		2022
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
North America(1)	$2,210,988	80.3%	$2,954,327	79.3%	$2,922,680	78.6%
Europe(2)	428,345	15.6	610,942	16.4	629,364	16.9
Rest of World	113,833	4.1	161,725	4.3	165,322	4.5
Total net sales	$2,753,166	100%	$3,726,994	100%	$3,717,366	100%

(1)
Net sales from the United States represented 76.4%, 74.5% and 72.8% of total net sales for the years ended December 31, 2020, 2021 and 2022, respectively.

(2)
Net sales from the UK represented 14.8%, 14.1% and 13.3% of total net sales for the years ended December 31, 2020, 2021 and 2022, respectively.

The following table presents net sales by brand:
	Year Ended December 31,
	2020		2021		2022
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Shark	$1,691,877	61.5%	$2,005,183	53.8%	$2,047,972	55.1%
Ninja	1,061,289	38.5	1,721,811	46.2	1,669,394	44.9
Total net sales	$2,753,166	100%	$3,726,994	100%	$3,717,366	100%

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents net sales by product category:
	Year Ended December 31,
	2020		2021		2022
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Cleaning Appliances	$1,685,120	61.2%	$1,949,950	52.3%	$1,931,732	52.0%
Cooking and Beverage Appliances	684,331	24.9	1,173,365	31.5	1,078,610	29.0
Food Preparation Appliances	376,958	13.7	548,447	14.7	590,438	15.9
Other	6,757	0.2	55,232	1.5	116,586	3.1
Total net sales	$2,753,166	100%	$3,726,994	100%	$3,717,366	100%
Contract Liabilities
Contract liabilities consist of deferred net sales related to extended, service-type warranties that are included within accrued expenses and other current liabilities and other liabilities, noncurrent in the consolidated balance sheets. Net sales are deferred when the Company invoices in advance of performance under a contract. The current portion of deferred net sales balances is recognized during the following 12-month period. As of and for the years ended December 31, 2020, 2021 and 2022, ending contract liabilities and revenue recognized associated with service-type warranties were immaterial.
Remaining Performance Obligation
The Company’s remaining performance obligations are comprised of product net sales not yet delivered. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was immaterial.
Warranty Costs
The Company accrues the estimated cost of product warranties at the time it recognizes net sales and records warranty expense to cost of goods sold. The Company’s standard warranty provides for repair or replacement of the associated products during the warranty period. The amount of the provision for the warranties is estimated based on sales volume and past experience of the level of repairs and returns. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty obligation may be required.
Product warranty liabilities and changes were as follows:
	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Beginning balance	$9,370	$18,157	$17,828
Accruals for warranties issued during the period	19,094	22,147	21,210
Changes in liability for pre-existing warranties during the period	3,649	(4,555)	5,964
Settlements made during the period	(13,956)	(17,921)	(24,044)
Ending balance	$18,157	$17,828	$20,958

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Research and Development
Research and development expenses include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools and allocated overhead. Research and development expenses are expensed as incurred.
Advertising Costs
Advertising costs are expensed as incurred and include direct marketing, events, public relations, sales collateral materials and partner programs. Advertising costs amounted to $254.0 million, $296.0 million and $270.8 million for the years ended December 31, 2020, 2021 and 2022, respectively, and are included within sales and marketing expenses in the consolidated statements of income.
Share-Based Compensation
The Company’s employees participate in JS Global’s equity incentive plans. The Company uses the fair market value of JS Global’s ordinary shares on the grant date to measure fair value for service-based and performance-based restricted share units. Forfeitures are accounted for as they occur.
For share-based awards that include performance criteria, compensation cost is recorded when the achievement of the performance criteria is probable and is recognized over the performance and vesting service periods using the accelerated attribution method.
Tariffs
On March 23, 2022, the Office of the United States Trade Representative announced in a “Notice of Reinstatement of Certain Exclusions: China’s Acts, Policies, and Practices Related to Technology Transfer, Intellectual Property, and Innovation” that the United States Trade Representative had determined to reinstate exclusions of certain products from additional duties to be applied as of October 12, 2021 and be extended through December 31, 2022. According to management’s preliminary assessment, these exclusions cover the majority of vacuums, air purifiers and air fryers that the Company imports from China to the United States. For the year ended December 31, 2022, the Company recorded $25.9 million in refunds related to 2021 purchases and $43.7 million in refunds related to 2022 purchases, which are included as a reduction to cost of sales in the consolidated statements of income. Of these recorded amounts, $45.4 million remains open to be received as of December 31, 2022.
Income Taxes
The Company is subject to income taxes in the United States and other jurisdictions. These other jurisdictions may have different statutory rates than the United States. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax basis as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.
The Company recognizes income tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such uncertain tax positions are then measured based on the largest benefit that is more likely than not to be realized upon the ultimate settlement.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Net Income Per Share
The Company’s basic net income per share is calculated by dividing net income by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net income per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net income per share is the same as basic net income per share in periods when the effects of potentially dilutive shares of common shares are anti-dilutive. The Company’s diluted net income per share is the same as basic net income per share as there were no dilutive securities outstanding during the periods presented.
Segment Information
The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s CEO allocates resources and assesses performance based upon discrete financial information at the consolidated level.
Net sales by geographical region can be found in the disaggregation of net sales in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region:
	As of December 31,
	2021	2022
	(in thousands)
United States	$58,901	$74,054
China	42,736	55,170
Rest of World	7,464	8,117
Total property and equipment, net	$109,101	$137,341
Recently Adopted Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires a financial asset measured at an amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans and other financial instruments, the Company is required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company adopted ASU 2016-13 as of January 1, 2020 on a modified retrospective basis, and the guidance did not have a material impact on the Company’s consolidated financial statements.
In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share Based Payment Accounting. This is a simplification that involves several aspects of accounting for nonemployee share-based payments resulting from expanding the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company adopted ASU 2018-07 as of January 1, 2020, and the guidance did not have a material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which removes certain

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The Company adopted ASU 2018-13 as of January 1, 2020 and have applied to all the periods presented on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intraperiod tax allocation in the event of a loss from continuing operations and income or a gain from other items and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The Company adopted ASU 2019-12 as of January 1, 2020, and the guidance did not have a material impact on the Company’s consolidated financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity, and clarifies the guidance on the computation of earnings per share for those financial instruments. The Company adopted ASU 2019-12 as of January 1, 2020, and the guidance did not have a material impact on the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The standard is effective for the Company beginning after January 1, 2023, including interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU may have on its consolidated financial statements but does not expect it to have a material impact.
In March 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (Topic 815), Fair Value Hedging—Portfolio Layer Method, which clarifies the guidance on fair value hedge accounting of interest rate risk for portfolios of financial assets. The standard is effective for the Company beginning after January 1, 2023, including interim periods within those fiscal years. The Company is currently evaluating the impact this ASU may have on its consolidated financial statements but does not expect it to have a material impact.
3.
Consolidated Balance Sheet Components

Property and Equipment, Net
Property and equipment, net consisted of the following:
	December 31,
	2021	2022
	(in thousands)
Molds and tooling	$177,038	$209,984
Computer and software	71,486	88,483
Displays	66,576	90,722

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	December 31,
	2021	2022
	(in thousands)
Equipment	10,646	14,653
Furniture and fixtures	9,894	11,418
Leasehold improvements	23,701	31,315
Total property and equipment	359,341	446,575
Less: accumulated depreciation and amortization	(265,582)	(322,022)
Construction in progress	15,342	12,788
Property and equipment, net	$109,101	$137,341

Depreciation and amortization expenses were $57.4 million, $56.8 million and $64.2 million for the years ended December 31, 2020, 2021 and 2022, respectively.
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:
	December 31,
	2021	2022
	(in thousands)
Prepaid expenses	$22,010	$86,274
Related party receivables	38,012	20,069
Derivative assets	—	22,676
DPP receivable	—	22,294
Other receivables	26,404	30,518
Prepaid expenses and other current assets	$86,426	$181,831
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:
	December 31,
	2021	2022
	(in thousands)
Accrued customer incentives	$207,040	$230,195
Accrued expenses	92,400	95,785
Accrued compensation and benefits	60,596	71,762
Accrued returns	46,436	45,529
Accrued tax payables	34,646	43,243
Accrued warranty	17,828	20,958
Operating lease liabilities, current	14,491	13,038
Accrued professional fees	3,079	4,177
Other	18,266	27,336
Accrued expenses and other current liabilities	$494,782	$552,023

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4.
Fair Value Measurements

There were no financial instruments that are measured at fair value on a recurring basis as of December 31, 2021.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022:
	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Derivatives not designated as hedging instruments:
Forward contracts included in prepaid expenses and other current assets	$22,676	$—	$22,676	$—
DPP receivable included in prepaid expenses and other current assets	22,294	—	—	22,294
Total financial assets	$44,970	$—	$22,676	$22,294
The Company classifies its derivative financial instruments within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. The Company classifies its DPP receivable within Level 3 because it is valued using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There were no transfers into or out of Level 3 fair value measurement for the year ended December 31, 2022.
Because no market exists for a DPP in sold receivables, fair value estimates are based on judgments regarding current economic conditions and the risk characteristics of the expected collection percentage of the remaining receivables outstanding. Those estimates that are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision are included in Level 3. Changes in assumptions could significantly affect the fair value of the DPP receivable presented.
5.
Business Acquisitions

2020 Acquisition Activity
In January 2020, the Company entered into an agreement to acquire Qfeeltech (Beijing) Co., Ltd. (“Qfeeltech”) for a total consideration of approximately $18.0 million. Intangible assets acquired were $17.9 million, consisting of developed technology with an estimated useful life of 12 years. Transaction costs incurred in connection with this acquisition were immaterial. In addition, there are contingent considerations that were not included within the total purchase price that are contingent upon the attainment of certain employees’ retention, which the Company will record as post-combination compensation expense over the respective service periods. The Company recognized $6.8 million, $3.7 million and $1.6 million in compensation expense related to attainment of certain employees’ retention subject to service conditions for the years ended December 31, 2020, 2021 and 2022, respectively.
2021 Acquisition Activity
During the year ended December 31, 2021, the Company completed an acquisition for total consideration of approximately $2.4 million, of which the total amount of goodwill expected to be deductible for tax purposes is $0.8 million. Intangible assets acquired was $1.6 million, consisting of developed technology with an estimated useful life of 10 years. Transaction costs incurred in connection with this acquisition were immaterial.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The effects of these acquisitions on the Company’s consolidated total net sales and net income were immaterial. As a result, pro forma results of operations for these acquisitions have not been presented.
6.
Intangible Assets, Net and Goodwill

Intangible Assets, Net
Intangible assets consisted of the following as of December 31, 2021:
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Useful Life
	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(67,567)	$75,516	4.8
Patents	45,347	(15,678)	29,669	6.5
Developed technology	23,653	(2,709)	20,944	10.2
Total intangible assets subject to amortization	$212,083	$(85,954)	$126,129
Intangible assets not subject to amortization:
Trade name and trademarks	384,040	—	384,040	Indefinite
Total intangible assets, net	$596,123	$(85,954)	$510,169
Intangible assets consisted of the following as of December 31, 2022:
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Useful Life
	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(83,465)	$59,618	3.8
Patents	52,695	(19,874)	32,821	6.2
Developed technology	21,381	(5,151)	16,230	9.2
Total intangible assets subject to amortization	$217,159	$(108,490)	$108,669
Intangible assets not subject to amortization:
Trade name and trademarks	384,040	—	384,040	Indefinite
Total intangible assets, net	$601,199	$(108,490)	$492,709
Amortization expenses for intangible assets were as follows:
	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Research and development	$4,800	$5,443	$6,637
Sales and marketing	15,898	15,898	15,898
Total amortization expenses	$20,698	$21,341	$22,535

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The expected future amortization expenses related to the intangible assets as of December 31, 2022 were as follows:
Amount
(in thousands)
Year Ending December 31,
2023	$24,024
2024	22,851
2025	22,851
2026	18,877
2027	6,031
Thereafter	14,035
Total	$108,669
Goodwill
The following table represents the changes to goodwill:
Carrying Amount
(in thousands)
Balance as of December 31, 2020	$839,767
Addition from acquisition	830
Effect of foreign currency translation	228
Balance as of December 31, 2021	$840,825
Effect of foreign currency translation	(677)
Balance as of December 31, 2022	$840,148

7.
Operating Leases

The components of total lease costs for operating leases for the period presented were as follows:
	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Operating lease cost	$14,406	$16,201	$18,886
Variable lease cost	908	5,294	7,024
Short-term lease cost	141	450	603
Total lease cost	$15,455	$21,945	$26,513
The supplemental cash flow information related to operating leases for the periods presented were as follows:
	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Cash payment for operating lease liabilities	$13,624	$16,020	$16,834
Operating lease liabilities arising from obtaining new operating lease ROU assets during the period	$28,388	$19,343	$11,089

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The weighted-average remaining lease terms and discount rates for operating leases were as follows:
	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Weighted-average remaining lease term (years)	6.9	6.5	6.4
Weighted-average discount rate	4.0%	4.3%	4.4%
Future minimum lease payments under non-cancellable leases as of December 31, 2022, were as follows:
Amount
(in thousands)
Year Ending December 31,
2023	$16,099
2024	14,984
2025	9,757
2026	9,992
2027	10,166
Thereafter	26,178
Total undiscounted lease payments	87,176
Less: Imputed interest	(12,359)
Total operating lease liabilities	$74,817

8.
Debt

On September 29, 2017, the Company entered into a term loan and revolving credit agreement (“2017 Credit Agreement” or “Credit Agreement”) with JP Morgan Chase Bank, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The Credit Agreement provided for a Tranche A $225.0 million term loan (“Term Loan A”), a Tranche B $455.0 million term loan (“Term Loan B”) and a $225.0 million revolving credit facility (“JPM Revolving Facility”).
On March 17, 2020, the Company entered into a term loan and revolving credit agreement (“Facilities Agreement”) with Bank of China Limited, Macau Branch, as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The Facilities Agreement provided for a $500.0 million term loan facility (the “Secured Term Loan”) and $200.0 million revolving credit facility (“Revolving Facility”). The Secured Term Loan matures five years from the initial utilization date on March 20, 2020, and both facilities bear interest at a rate of LIBOR plus 1.8%. The Company may request to increase the total commitments related to the Revolving Facility in amounts not to exceed $50.0 million for each financial year. The Facilities Agreement replaced the Company’s 2017 Credit Agreement in its entirety. The Company repaid the remaining principal of $659.1 million and accrued interest of $2.1 million and wrote off $16.4 million in unamortized deferred financing costs related to the term loans and revolving credit facility under the 2017 Credit Agreement on March 20, 2020.
The Company is required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of December 31, 2022, the Company was in compliance with the covenants under the Facilities Agreement.
The obligations under the Facilities Agreement with respect to the Secured Term Loan and the Revolving Facility are secured by substantially all the Company’s US assets, except for goodwill and

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
investments in subsidiaries, and are required to be guaranteed by certain material subsidiaries of the Company if, at the end of future financial quarters, certain conditions are not met. The Secured Term Loan is secured by equity interests in certain of the Company’s subsidiaries and substantially all of the Company’s US entity assets.
Long-term debt related to the Secured Term Loan consisted of the following:
	Year Ended December 31,
	2021	2022
	(in thousands)
Secured Term Loan with principal payments due on March 20 each year; interest at LIBOR plus 1.8%; final balance due on maturity date of March 19, 2025	$487,500	$437,500
Less: deferred financing costs	(2,145)	(1,359)
Less: current portion	(49,402)	(86,972)
Long-term debt, net of current portion	$435,953	$349,169
Aggregate maturities of long-term debt as of December 31, 2022, were as follows:
Amount
(in thousands)
Year Ending December 31,
2023	$87,500
2024	150,000
2025	200,000
Total future principal payments	$437,500
The Company recognizes and records interest expense related to the above term loans in interest expense, net. The Company recorded interest expense related to the above term loans of $38.8 million, including $16.4 million from write-offs of unamortized deferred financing costs, in the year ended December 31, 2020. The Company recorded interest expense related to the term loans of $12.5 million and $21.8 million in the years ended December 31, 2021 and 2022, respectively.
9.
Commitments and Contingencies

Non-Cancelable Purchase Obligations
In the normal course of business, the Company enters into non-cancelable purchase commitments. As of December 31, 2022, the outstanding non-cancelable purchase obligations with a term of 12 months or longer were immaterial.
Indemnifications and Contingencies
The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by the Company.
Legal Proceedings
From time to time, the Company may be involved in various legal proceedings arising from the normal course of business activities. The Company investigates these claims as they arise. The Company is not

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
presently a party to any litigation the outcome of which the Company believes, if determined adversely to the Company, would individually or taken together, have a material adverse effect on its business, financial condition and results of operations.
10.
Shareholders’ Equity and Equity Incentive Plan

Ordinary Shares
The Company has 50,000 ordinary shares with a par value of $0.20 per share issued and outstanding as of December 31, 2021 and 2022. All outstanding shares of the Company’s ordinary shares are of the same class and have equal rights and attributes. The holders of the Company’s ordinary shares are entitled to one vote per share on all matters submitted to a vote of the shareholders for the Company. Holders of the Company’s ordinary shares will be entitled to receive any dividends if and when dividends are declared by the Company. In the event of liquidation, dissolution or winding up of the Company, the holders of the Company’s ordinary shares are entitled to share ratably in all the Company’s assets remaining after payment of all liabilities.
The prior approval of the holders of a majority of the outstanding ordinary shares is required in order for the Company to take certain actions, including amending, altering or changing the powers preferences or special rights of the ordinary shares in a manner adverse to such series, increasing or decreasing the number of ordinary shares, appointing or removing any directors, taking any action that would result in a liquidation, declaring or paying any dividends on the ordinary shares, redeeming or repurchasing any ordinary shares, transferring any ordinary shares, converting any paid-up shares into stock, waiving or changing any provision of the Company’s Amended and Restated Memorandum and Articles of Association.
Contribution from Parent
During the year ended December 31, 2020, the Company received a contribution from Parent of $80.0 million to facilitate the refinancing of the Facilities Agreement.
Distribution to Parent
During the years ended December 31, 2021 and 2022, the Company issued distributions to Parent of $42.0 million and $133.6 million, respectively, to pursue Parent’s business plan. The $133.6 million distribution to Parent during the year ended December 31, 2022 included an intercompany note to Parent. Please refer to Intercompany Note to Parent discussed below.
Intercompany Note to Parent
In 2022, the Company entered into a note agreement (the “2022 Intercompany Note to Parent”) with Parent in which SharkNinja can transfer up to $43.3 million on the day the note was entered into. Parent can subsequently request up to $36.3 million of funds on or prior to January 1, 2023. The Company initially transferred $41.3 million to JS Global. Subsequently, in September 2022, the Company transferred an additional $8.0 million to JS Global. The note bears interest at a blended Applicable Federal Rate. The receivable on the note is due on May 26, 2025. Due to the nature of the note receivable, the Company considered it to be an in-substance distribution to its Parent accounted for as contra-equity. As of December 31, 2022, the outstanding balance of the note, including interest, recorded as a reduction to retained earnings was $50.1 million.
Restricted Share Units
The Company’s employees participate in JS Global’s restricted share units plan (“JS RSU Plan”). The restricted share units (“RSUs”) are subject to restrictions on transfer and to a risk of forfeiture if the holder leaves the Company before the restrictions lapse. Grantees are not entitled to any rights of a shareholder,

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
including voting and dividend rights, until the JS Global ordinary shares underlying the RSUs are transferred to them upon vesting.
Each RSU under the JS RSU Plan was granted to directors and employees with no consideration and with the vesting conditions as below:
•
30% of the RSUs awarded vest solely based upon continued employment over a specific period of time, generally four years (“Time-based RSUs”).

•
70% of the RSUs awarded vest based upon the achievement of the performance conditions as defined in the JS RSU Plan, over time, generally four years (“Performance-based RSUs”).

For Performance-based RSUs, the Company monitors the probability of achieving the performance targets on a quarterly basis and may periodically adjust share-based compensation cost accordingly based on its determination of the likelihood to reach targets. Performance conditions generally include the achievement of financial performance targets.
RSU activities for the years ended December 31, 2020, 2021 and 2022 for RSUs granted to the Company’s employees were as follows:
	Number of Shares	Weighted Average Grant Date Fair Value per share
Unvested as of January 1, 2020	39,369,904	$0.63
Granted	—	$—
Vested	(9,842,476)	$0.63
Cancelled/Forfeited	(1,062,138)	$0.63
Unvested as of December 31, 2020	28,465,290	$0.63
Granted	7,828,742	$2.40
Vested	(11,641,344)	$0.97
Cancelled/Forfeited	(2,834,565)	$1.62
Unvested as of December 31, 2021	21,818,123	$0.96
Granted	808,000	$1.00
Vested	(11,039,443)	$0.97
Cancelled/Forfeited	(1,331,946)	$0.88
Unvested as of December 31, 2022	10,254,734	$0.97
Share-Based Compensation
The share-based compensation cost by line item in the accompanying consolidated statements of income is summarized as follows:
	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Research and development	$1,713	$2,918	$1,741
Sales and marketing	1,866	1,755	459
General and administrative	6,455	9,251	3,309
Total share-based compensation cost	$10,034	$13,924	$5,509

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022, the unrecognized share-based compensation cost related to RSUs granted under the JS RSU Plan was $1.4 million, which is expected to be recognized over a weighted average period of 0.4 years.
During the year ended December 31, 2022, the Company entered into a share-based compensation recharge agreement with Parent for the reimbursement of share-based compensation costs to Parent in the amount of $18.7 million.
11.
Income Taxes

The components of income before income taxes were as follows:
	Year Ended December 31,
	2020	2021	2022
	(in thousands)
United States	$345,614	$386,023	$250,421
Foreign	73,852	28,303	51,563
Total income before income taxes	$419,466	$414,326	$301,984
The provision for income taxes was as follows:
	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Current:
Federal	$67,712	$65,586	$62,838
State	15,968	15,478	13,362
Foreign	16,094	17,276	10,076
Total current income tax expense	99,774	98,340	86,276
Deferred:
Federal	(5,349)	(4,913)	(24,970)
State	(138)	(2,621)	3,020
Foreign	(2,019)	(7,593)	5,304
Total deferred income tax benefit	(7,506)	(15,127)	(16,646)
Total provision for income taxes	$92,268	$83,213	$69,630
A reconciliation of the Company’s statutory income tax expense to effective income tax provision is as follows:
	Year Ended December 31,
	2020	2021	2022
	(in percentage)
Federal statutory income tax rate	21.0%	21.0%	21.0%
State tax, net of federal benefit	3.0	2.6	2.0
Permanent differences	(0.2)	(0.3)	(0.4)
Foreign-derived intangible income	(0.9)	(1.6)	0.0
Research and development credits, net	(1.0)	(1.3)	(3.0)

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	Year Ended December 31,
	2020	2021	2022
	(in percentage)
Tax uncertainties	(0.1)	0.0	0.4
Deferred tax adjustments	0.1	0.4	(0.2)
Excess tax benefits from share-based compensation	(0.2)	(1.3)	(0.2)
Change in valuation allowance	—	—	2.6
Foreign rate differential	(0.6)	(0.3)	(0.3)
Other tax rate items	0.9	0.9	1.2
Total	22.0%	20.1%	23.1%

The difference between the U.S. federal statutory tax rate of 21.0% and the Company’s effective tax rate for the years ended December 31, 2020, 2021 and 2022, is primarily due to state taxes, benefits from U.S. research and development credits and U.S. tax benefits from share-based compensation deductions. Although the Parent is domiciled outside of the United States, as the most significant activity is driven and managed in the United States, the Company has utilized the statutory tax rate of 21.0% as the federal statutory rate in the rate reconciliation. Please refer to Note 1—Organization and Description of Business for additional details.
The following table presents the significant components of the Company’s deferred tax assets and liabilities as of December 31, 2021 and 2022:
	Year Ended December 31,
	2021	2022
	(in thousands)
Deferred tax assets:
Accrued expenses and reserves	$41,526	$33,778
Operating lease liabilities	17,647	15,401
Share-based compensation	3,431	2,215
Net operating loss carryforwards	1,198	6,587
Capitalized research and development expenditures	—	37,180
Other	3,982	7,463
Gross deferred tax assets	67,784	102,624
Valuation allowance	—	(7,903)
Total deferred tax assets, net of valuation allowance	$67,784	$94,721
Deferred tax liabilities:
Goodwill and intangible assets	(125,545)	(128,712)
Property and equipment, net	(1,309)	(3,887)
Derivative financial instruments	—	(4,367)
Right-of-use assets	(14,866)	(12,439)
Total deferred tax liabilities	(141,720)	(149,405)
Net deferred tax liabilities	$(73,936)	$(54,685)
A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
tax assets. Based on the weight of the available evidence, which includes the Company’s historical operating profits and substantial taxable temporary differences, the Company has not recorded a valuation allowance against the deferred tax assets for the U.S. and the international jurisdictions as of December 31, 2021. A valuation allowance has been established in certain jurisdictions as of December 31, 2022, where attributes are not more-likely-than-not to be utilized, primarily in relation to Massachusetts tax credits.
As of December 31, 2021, the Company had a foreign net operating loss carryforward of $8.0 million, which will begin to expire in 2025. As of December 31, 2022, the Company had foreign net operating loss carryforwards of $26.3 million, which will begin to expire in 2023. As of December 31, 2021 and 2022, the Company also had state research and development credit carryforwards of $3.4 million and $7.7 million, respectively, all of which begin to expire in 2041.
Federal and state laws impose restrictions on the utilization of net operating loss carryforwards and research and development credit carryforwards in the event of a change in ownership of the Company, which constitutes an ‘ownership change’ as defined by Internal Revenue Code Section 382 and 383. The Company experienced an ownership change in the past that does not materially impact the availability of its net operating losses and tax credits. Should there be an ownership change in the future, the Company’s ability to utilize existing carryforwards could be substantially restricted.
As of December 31, 2021 and 2022, the Company did not have unremitted earnings when evaluating the outside basis difference relating to its U.S. investment in foreign subsidiaries. However, there could be local withholding taxes payable due to various foreign countries if certain lower tier earnings are distributed. Withholding taxes and state income taxes that would be payable upon remittance of these lower tier earnings were not material as of December 31, 2021 and 2022.
A reconciliation of the beginning and ending balance of total unrecognized tax position is as follows:
Unrecognized Tax Positions
(in thousands)
Balance – January 1, 2020	$3,875
Statute of limitations release	(876)
Balance – December 31, 2020	$2,999
Additions related to current year tax positions	12
Statute of limitations release	(903)
Balance – December 31, 2021	$2,108
Additions related to prior year tax positions	982
Statute of limitations release	(673)
Balance – December 31, 2022	$2,417
As of December 31, 2020, 2021 and 2022, an immaterial amount of the unrecognized tax benefits would affect the Company’s effective tax rate, if recognized. As of December 31, 2022, the Company believes it is reasonably possible that $1.0 million of its unrecognized tax benefits will significantly reverse in the next twelve months.
The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. There was $2.1 million, $1.9 million and $1.4 million of accrued interest and penalties related to unrecognized tax benefits as of December 31, 2020, 2021 and 2022, respectively. The Company recorded a benefit for the accrual of interest and penalties in the amount of $0.3 million, $0.5 million and $0.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.
The Company’s material income tax jurisdictions are the United States (federal) and UK. The Company is not currently under audit in the United States, but is currently under audit in the UK for the 2020 tax year.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company’s tax years open for examination are 2019 through 2022 in the United States and 2020 through 2022 in the UK. There are open tax years which remain subject to examination in various other jurisdictions that are not material to the Company’s financial statements with open tax years ranging from 2012 to 2022.
12.
Employee Benefit Plans

Defined Contribution Plan
The Company has a defined-contribution plan in the United States intended to qualify under Section 401k of the Internal Revenue Code (the “401k Plan”). The 401k Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company makes contributions to the 401k Plan up to 4% of the participating employee’s eligible compensation. During the years ended December 31, 2020, 2021 and 2022, the Company recorded $3.2 million, $4.1 million and $4.7 million, respectively, of expenses related to the 401k Plan.
People’s Republic of China (“PRC”) Contribution Plan
The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, unemployment insurance, medical care, employee housing fund and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended December 31, 2020, 2021 and 2022, the Company recorded $2.7 million, $8.4 million and $10.6 million, respectively, of total expenses related to these benefits.
Certain of the Company’s other non-U.S. subsidiaries sponsor or participate in local defined benefit pension plans. The obligations, contributions and associated expense of such plans for the years ended December 31, 2020, 2021 and 2022 were immaterial.
13.
Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the periods presented:
	Year Ended December 31,
	2020	2021	2022
	(in thousands, except share and per share data)
Numerator:
Net income	$327,198	$331,113	$232,354
Denominator:
Weighted-average shares used in computing net income per share, basic and diluted	50,000	50,000	50,000
Net income per share, basic and diluted	$6,544	$6,622	$4,647

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14.
Related Party Transactions

The Company entered into transactions in the ordinary course of business with related parties detailed below that are under common control of JS Global.
	Year Ended December 31,			Balance Outstanding as of December 31,
	2020	2021	2022	2021	2022
	(in thousands)			(in thousands)
Balances and transactions with joint venture
Sale of goods	$20,496	$12,107	$766	$—	$—
Accounts receivable, net	—	—	—	11,846	—
Balances and transactions with other entities controlled by JS Global
Sale of goods	$—	$—	$685	$—	$—
Purchase of goods	296,744	1,381,815	1,444,777	—	—
Purchase of services	—	4,030	3,561	—	—
Accounts receivable, net	—	—	—	—	1,033
Prepaid expenses and other current assets	—	—	—	28,000	2,886
Other assets, noncurrent	—	—	—	2,196	—
Accounts payable	—	—	—	303,033	231,805
Accrued expenses and other current liabilities				1,466	861
Balances with JS Global
Prepaid expenses and other current assets	$—	$—	$—	$10,012	$—
Accrued expenses and other current liabilities	—	—	—	8,174	7,538
Supplier Agreements
The Company has historically relied on JS Global entities to provide certain procurement and quality control services to us. In connection with these agreements, the Company incurred costs which were reimbursed by JS Global entities. For the years ended December 31, 2020, 2021 and 2022, JS Global entities paid us $0, $23.0 million and $31.7 million, respectively, recorded as a reduction to cost of sales for services rendered under these agreements.
Recourse Promissory Notes
On May 29, 2020, the Company issued recourse promissory notes of $2.2 million to certain employees (the “2020 Employee Notes”) to satisfy their individual tax withholding requirements. These promissory notes bear an interest of 0.3%. The receivables under the 2020 Employee Notes are due on the earlier of (i) March 15, 2021, or (ii) the date of the employee’s termination of employment with the Company. The outstanding balances, inclusive of interest, of the 2020 Employee Notes were paid off during the year ended December 31, 2021.
On April 29, 2021, the Company issued recourse promissory notes of $17.6 million to certain employees (the “2021 Employee Notes”) to satisfy their individual tax withholding requirements. These promissory notes bear an interest of 0.1%. The receivables under the 2021 Employee Notes are due on the earlier of (i) March 15, 2022, or (ii) the date of the employee’s termination of employment with the Company. As of December 31, 2021, the outstanding balance of the 2021 Employee Notes, including interest, was $16.5 million

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in other assets, noncurrent. As of December 31, 2022, the outstanding balance of 2021 Employee Notes, including interest, was $11.2 million in prepaid expenses and other current assets. The outstanding balance is of those executives whose notes were amended in 2022.
On March 27, 2022, the terms and conditions of the 2021 Employee Notes issued to one executive were amended. The amended promissory note agreement allowed for the forgiveness of the principal amount, plus all accrued and unpaid interest, over a three-year period beginning April 30, 2022, provided that the employee must remain continuously employed by the Company through the forgiveness dates. On April 30, 2022, a total of $4.4 million of the 2021 Employee Notes was forgiven and recorded as compensation expense.
On April 12, 2022, the terms and conditions of the 2021 Employee Notes issued to three executives were modified. These modified recourse promissory notes amended the interest rate to 1.3% from 0.1% and extended the maturity date to April 29, 2024, from March 15, 2022. The amended promissory note agreements allowed for the forgiveness of the principal amount, plus all accrued and unpaid interest, over a three-year period beginning April 29, 2022, provided that the employees must remain continuously employed by the Company through the forgiveness dates. On April 29, 2022, a total of $0.8 million of the 2021 Employee Notes was forgiven and recorded as compensation expense.
In 2022, the Company issued recourse promissory notes of $6.0 million to certain employees (the “2022 Employee Notes”) to satisfy their individual tax withholding requirements. These promissory notes bear an interest of 1.9%. The receivables on the 2022 Employee Notes are due on the earlier of (i) March 15, 2023, or (ii) the date of the employee’s termination of employment with the Company. As of December 31, 2022, the outstanding balance of the 2022 Employee Notes, including interest, was $6.0 million in prepaid expenses and other current assets.
Transactions with Parent
Please see Note 10—Shareholders’ Equity and Equity Incentive Plan for details on the Company’s equity transaction with Parent including contribution from Parent, distribution to Parent, intercompany note to Parent, and share-based compensation recharge from Parent.
15.
Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 30, 2023, the date on which the consolidated financial statements were available to be issued.
Dividend to Parent
On February 15, 2023, the Company declared and paid a special cash dividend of $15.5 million to JS Global.
On February 27, 2023, the Company declared and paid a special cash dividend of $99.9 million to JS Global, which JS Global used, in part, to repay 2022 Intercompany Note to Parent in full.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2020, 2021 and 2022
The table below details the activity of the allowance for credit losses and sales returns for the years ended December 31, 2020, 2021 and 2022 (in thousands):
	Balance at Beginning of Year	Charges to Net sales	Charges (Benefits) to Expense	Deductions/ Write-offs	Balance at End of Year
Allowance for credit losses:
Year ended December 31, 2022	$1,783	$—	$8,965	$(3,750)	$6,998
Year ended December 31, 2021	1,422	—	7,913	(7,552)	1,783
Year ended December 31, 2020	580	—	9,391	(8,549)	1,422
Allowance for sales returns:
Year ended December 31, 2022	$46,436	$201,453	$—	$(202,360)	$45,529
Year ended December 31, 2021	47,633	190,108	—	(191,305)	46,436
Year ended December 31, 2020	32,271	142,471	—	(127,109)	47,633
All other schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

SHARKNINJA GLOBAL SPV, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)
	As of
	December 31, 2022	March 31, 2023
Assets
Current assets:
Cash and cash equivalents	$192,890	$181,537
Restricted cash	25,880	25,914
Accounts receivable, net(1)	766,503	780,558
Inventories	548,588	510,472
Prepaid expenses and other current assets(2)	181,831	80,436
Total current assets	1,715,692	1,578,917
Property and equipment, net	137,341	144,942
Operating lease right-of-use assets	67,321	65,552
Intangible assets, net	492,709	488,518
Goodwill	840,148	840,183
Deferred tax assets, noncurrent	6,291	5,017
Other assets, noncurrent	35,389	43,699
Total assets	$3,294,891	$3,166,828
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable(3)	$328,122	$275,955
Accrued expenses and other current liabilities(4)	552,023	483,643
Tax payable	1,581	8,539
Current portion of long-term debt	86,972	99,503
Total current liabilities	968,698	867,640
Long-term debt	349,169	299,340
Operating lease liabilities, noncurrent	61,779	61,242
Deferred tax liabilities, noncurrent	60,976	54,546
Other liabilities, noncurrent	25,980	26,053
Total liabilities	$1,466,602	$1,308,821
Commitments and contingencies (Note 8)
Shareholders’ equity:
Ordinary shares, $0.20 par value per share, 250,000 shares authorized, 50,000 shares issued and outstanding as of December 31, 2022 and March 31, 2023	10	10
Additional paid-in capital	941,210	941,210
Retained earnings	896,738	923,551
Accumulated other comprehensive loss	(9,669)	(6,764)
Total shareholders’ equity	1,828,289	1,858,007
Total liabilities and shareholders’ equity	$3,294,891	$3,166,828

(1)
Including amounts from a related party of $1,033 and $5,466 as of December 31, 2022 and March 31, 2023, respectively.

(2)
Including amounts from a related party of $20,069 and $10,366 as of December 31, 2022 and March 31, 2023, respectively.

(3)
Including amounts to a related party of $231,805 and $196,857 as of December 31, 2022 and March 31, 2023, respectively.

(4)
Including amounts to a related party of $8,399 and $9,129 as of December 31, 2022 and March 31, 2023, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)
	Three Months Ended March 31,
	2022	2023
Net sales(1)	$809,626	$855,282
Cost of sales(2)	457,700	454,739
Gross profit	351,926	400,543
Operating expenses:
Research and development(3)	51,971	58,725
Sales and marketing	125,541	152,120
General and administrative	52,025	67,068
Total operating expenses	229,537	277,913
Operating income	122,389	122,630
Interest expense, net	(4,004)	(8,489)
Other expense, net	(3,909)	(2,780)
Income before income taxes	114,476	111,361
Provision for income taxes	25,565	24,265
Net income	$88,911	$87,096
Net income per share, basic and diluted	$1,778	$1,742
Weighted-average number of shares used in computing net income per share, basic and diluted	50,000	50,000

(1)
Including amounts from a related party of $500 and $758 for the three months ended March 31, 2022 and 2023, respectively.

(2)
Including amounts to a related party of $325,364 and $291,199 for the three months ended March 31, 2022 and 2023, respectively.

(3)
Including amounts to a related party of $956 and $861 for the three months ended March 31, 2022 and 2023, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
(unaudited)
	Three Months Ended March 31,
	2022	2023
Net income	$88,911	$87,096
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(4,606)	5,257
Unrealized loss on derivative instruments, net	—	(2,352)
Comprehensive income	$84,305	$90,001
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data and per share amount)
(unaudited)
	Three Months Ended March 31, 2022
	Ordinary shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance as of December 31, 2021	50,000	$10	$954,435	$8,948	$797,970	$1,761,363
Distribution paid to Parent	—	—	—	—	(30,700)	(30,700)
Intercompany note to parent	—	—	—	—	(41,274)	(41,274)
Share-based compensation cost	—	—	2,570	—	—	2,570
Other comprehensive loss, net of tax	—	—	—	(4,606)	—	(4,606)
Net income	—	—	—	—	88,911	88,911
Balance as of March 31, 2022	50,000	$10	$957,005	$4,342	$814,907	$1,776,264
	Three Months Ended March 31, 2023
	Ordinary shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance as of December 31, 2022	50,000	$10	$941,210	$(9,669)	$896,738	$1,828,289
Distribution paid to Parent	—	—	—	—	(60,283)	(60,283)
Share-based compensation cost	—	—	848	—	—	848
Recharge from Parent for share-based compensation	—	—	(848)	—	—	(848)
Other comprehensive income, net of tax	—	—	—	2,905	—	2,905
Net income	—	—	—	—	87,096	87,096
Balance as of March 31, 2023	50,000	$10	$941,210	$(6,764)	$923,551	$1,858,007
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Three Months Ended March 31,
	2022	2023
Cash flows from operating activities:
Net income	$88,911	$87,096
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	20,204	22,754
Share-based compensation cost	2,570	848
Provision for credit losses	1,701	744
Non-cash lease expense	6,271	3,881
Amortization of debt discount	218	202
Deferred income taxes, net	(6,839)	(5,115)
Loss from equity method investment	719	—
Changes in operating assets and liabilities:
Accounts receivable(1)	109,677	(8,813)
Inventories	(62,622)	40,644
Prepaid expenses and other assets(2)	(48,114)	74,452
Accounts payable(3)	(97,001)	(54,003)
Tax payable	19,227	6,764
Operating lease liabilities	(5,620)	(4,480)
Accrued expenses and other liabilities(4)	(130,432)	(75,212)
Net cash provided by (used in) operating activities	(101,130)	89,762
Cash flows from investing activities:
Purchase of property and equipment	(8,268)	(21,655)
Purchase of intangible asset	(1,015)	(2,288)
Capitalized internal-use software development	(832)	(333)
Cash receipts on deferred payment in sold receivables	—	16,777
Investment in equity method investment	(719)	—
Other investing activities, net	(300)	(300)
Net cash used in investing activities	(11,134)	(7,799)
Cash flows from financing activities:
Proceeds from issuance of debt, net of issuance cost	105,000	—
Repayment of debt	(25,000)	(37,500)
Intercompany note to Parent	(41,274)	—
Distribution paid to Parent	(30,700)	(60,283)
Recharge from Parent for share-based compensation	—	(848)
Net cash provided by (used in) financing activities	8,026	(98,631)
Effect of exchange rates changes on cash	(2,215)	5,349
Net decrease in cash, cash equivalents, and restricted cash	(106,453)	(11,319)
Cash, cash equivalents, and restricted cash at beginning of year	240,597	218,770
Cash, cash equivalents, and restricted cash at end of year	$134,144	$207,451
Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment accrued and not yet paid	$1,644	$2,822
Unrealized loss on cash flow hedges	—	(2,352)
Reconciliation of cash, cash equivalents and restricted cash within the Condensed Consolidated Balance Sheets to the amounts shown in the Condensed Consolidated Statements of Cash Flows above:
Cash and cash equivalents	$116,828	$181,537
Restricted cash	17,316	25,914
Total cash, cash equivalents and restricted cash	$134,144	$207,451

(1)
Including changes in related party balances of $(46) and $(4,433) for the three months ended March 31, 2022 and 2023, respectively.

(2)
Including changes in related party balances of $(72,349) and $8,279 for the three months ended March 31, 2022 and 2023, respectively.

(3)
Including changes in related party balances of $(42,606) and $(34,948) for the three months ended March 31, 2022 and 2023, respectively.

(4)
Including changes in related party balances of $(496) and $730 for the three months ended March 31, 2022 and 2023, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1.   Organization and Description of Business
SharkNinja Global SPV, Ltd. (together with its subsidiaries, “SharkNinja” or the “Company”) was incorporated in the Cayman Islands on June 27, 2017. SharkNinja is a global product design and technology company that creates innovative lifestyle product solutions across multiple sub-categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Other products under the brands of “Shark” and “Ninja.” The Company operates as a combination of wholly-owned businesses of JS Global Lifestyle Company Limited (the “Parent” or “JS Global”), which is a listed entity on the Hong Kong Stock Exchange.
SharkNinja is headquartered in Needham, Massachusetts, and its operations have been primarily in the United States and the United Kingdom (“UK”).
2.   Summary of Significant Accounting Policies
Basis of Presentation
The condensed consolidated financial statements that accompany these notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of SharkNinja Global SPV, Ltd. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
The condensed consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2022.
In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of March 31, 2023 and the Company’s condensed consolidated statements of income, shareholders’ equity and cash flows for the three months ended March 31, 2022 and 2023. The financial data and other financial information disclosure in the notes to these condensed consolidated financial statements for the three months ended March 31, 2022 and 2023 are also unaudited. The results for the three months ended March 31, 2023 are not necessarily indicative of the operating results expected for the year ended December 31, 2023 or any future operating periods.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of net sales and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include but are not limited to variable consideration for returns, sales rebates and discounts, the allowance for credit losses, reserve for product warranties, the fair value of financial assets and liabilities including accounting and fair value of derivatives and deferred purchase price (“DPP”) receivable, the valuation of acquired intangible assets and goodwill, share-based compensation and the valuation of deferred tax assets and uncertain tax positions. Actual results could differ from those estimates.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Concentration of Credit Risks
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. The Company maintains its cash, cash equivalents and restricted cash with high-quality financial institutions, the composition and maturities of which are regularly monitored by the Company.
The Company has outstanding accounts receivable balances with retailers, distributors and direct-to-consumer (“DTC”) customers. The Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the condensed consolidated balance sheets. The Company extends different levels of credit to customers, without requiring collateral deposits, and when necessary, maintains reserves for potential credit losses based upon the expected collectability of accounts receivable. The Company manages credit risk related to its customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.
The Company sells a significant portion of its products through retailers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these retailers deteriorates substantially, the Company’s operating results could be adversely affected.
The following table summarizes the Company’s customers that represented 10% or more of accounts receivable, net and net sales:
	Accounts Receivable, Net		Net Sales
	As of		Three Months Ended
	December 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Customer A	15.1%	18.8%	15.7%	15.2%
Customer B	*	*	*	*
Customer C	19.8	15.7	14.3	15.3
Customer D	*	*	12.7	11.6

*
Represents less than 10%

Accounts Receivable, Net
Accounts receivable are presented net of allowance for credit losses and allowance for chargebacks. Accounts receivable are presented net of liabilities when a right of setoff exists. The Company determined the allowance for customer incentives and allowance for sales returns should be recorded as a liability.
The Company maintains an allowance related to customer incentives based on specific terms and conditions included in the customer agreements or based on historical experience and the Company’s expectation of discounts.
The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. To estimate the allowance for credit losses the Company applied the loss-rate method using relevant available information including historical write-off activity, current conditions and reasonable and supportable forecasts. The allowance for credit losses is measured on a pooled basis when similar risk characteristics exist. When assessing whether to measure certain financial assets on a pooled basis, the Company considered various risk characteristics, including geographic location and industry of the customer.
Expected credit losses are estimated over the contractual term of the financial assets. For the three months ended March 31, 2022 and 2023, the Company recorded a credit loss expense of $1.7 million and $0.7 million, respectively, within general and administrative expenses in the condensed consolidated

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
statements of income. Write-offs of accounts receivable are recorded to the allowance for credit losses. Any subsequent recoveries of previously written off balances are recorded as a reduction to credit loss expense.
Below is a rollforward of the Company’s allowance for credit losses:
	Three Months Ended March 31,
	2022	2023
	(in thousands)
Beginning balance	$1,783	$6,998
Provision for credit losses	1,701	744
Write-offs and other adjustments	(1,502)	325
Ending balance	$1,982	$8,067
Transfer of Financial Instruments
On August 31, 2022, the Company entered into a Receivable Purchase Agreement (“RPA”) with a financial institution (“Purchaser”) to sell its accounts receivable for a cash advanced payment and a deferred payment in the form of a deferred purchase price receivable. All transfers under the RPA meet the criteria of sales accounting and are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing. The Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the receivables upon the sale and transfer of the receivables to the Purchaser. The Company continues to service, administer and collect the receivables on behalf of the Purchaser. The financial statement impact associated with the servicing liability was immaterial for all periods presented.
As part of the RPA transaction, accounts receivable sold are derecognized from the condensed consolidated balance sheets and a DPP receivable is recognized at fair value. The DPP represents the difference between the fair value of the trade receivables sold and the cash purchase price. The DPP is subsequently remeasured each reporting period to account for activity during the period, such as the seller’s interest in any newly transferred receivables, collections on previously transferred receivables attributable to the DPP and changes in estimates. The DPP is valued using unobservable inputs such as Level 3 inputs, primarily discounted cash flows. Due to the short maturity of the instruments, the carrying value of the DPP receivable approximates the fair value of the DPP. Please refer to Note 4 — Fair Value Measurement for additional details.
Cash collections from customers on receivables sold were $96.3 million during the three months ended March 31, 2023, of which the cash collections on the DPP receivable were $16.8 million. As of December 31, 2022, the outstanding principal on receivables sold was $101.8 million, and the Company’s risk of loss following the sale of the receivables was limited to the uncollected portion of the DPP at $22.3 million. All amounts on sold receivables were collected as of March 31, 2023.
The following table summarizes the activity related to the DPP receivable:
As of March 31, 2023
(in thousands)
Beginning balance	$22,294
Non-cash addition to DPP receivable	—
Cash collected on DPP receivable	(16,777)
Non-cash adjustments	(5,517)
Ending balance	$—

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Disaggregation of Net Sales
The following table summarizes net sales by region based on the billing address of customers:
	Three Months Ended March 31,
	2022		2023
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
North America(1)	$642,891	79.4%	$601,293	70.3%
Europe(2)	130,648	16.1	219,889	25.7
Rest of World	36,087	4.5	34,100	4.0
Total net sales	$809,626	100%	$855,282	100%
The following table presents net sales by brand:
	Three Months Ended March 31,
	2022		2023
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Shark	$448,667	55.4%	$480,752	56.2%
Ninja	360,959	44.6	374,530	43.8
Total net sales	$809,626	100%	$855,282	100%
The following table presents net sales by product category:
	Three Months Ended March 31,
	2022		2023
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Cleaning Appliances	$436,960	54.0%	$414,869	48.5%
Cooking and Beverage Appliances	232,103	28.7	256,682	30.0
Food Preparation Appliances	128,479	15.9	117,849	13.8
Other	12,084	1.4	65,882	7.7
Total net sales	$809,626	100%	$855,282	100%
Warranty Costs
The Company accrues the estimated cost of product warranties at the time it recognizes net sales and records warranty expense to cost of goods sold. The Company’s standard warranty provides for repair or replacement of the associated products during the warranty period. The amount of the provision for the warranties is estimated based on sales volume and past experience of the level of repairs and returns. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty obligation may be required.

(1)
Net sales from the United States represented 74.6% and 65.4% of total net sales for the three months ended March 31, 2022 and 2023, respectively.

(2)
Net sales from the UK represented 13.0% and 21.3% of total net sales for the three months ended March 31, 2022 and 2023, respectively.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Product warranty liabilities and changes were as follows:
	Three Months Ended March 31,
	2022	2023
	(in thousands)
Beginning balance	$17,828	$20,958
Accruals for warranties issued	4,421	6,071
Changes in liability for pre-existing warranties	1,004	—
Settlements made	(7,985)	(6,954)
Ending balance	$15,268	$20,075
Segment Information
The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s CEO allocates resources and assesses performance based upon discrete financial information at the consolidated level.
Net sales by geographical region can be found in the disaggregation of net sales in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region:
	As of
	December 31, 2022	March 31, 2023
	(in thousands)
United States	$74,054	$68,592
China	55,170	65,425
Rest of World	8,117	10,925
Total property and equipment, net	$137,341	$144,942
Recently Adopted Accounting Pronouncements
In October 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The Company adopted ASU 2021-08 as of January 1, 2023, and the guidance did not have a material impact on the Company’s condensed consolidated financial statements.
In March 2022, the FASB issued ASU No. 2022-01, Derivatives and Hedging (Topic 815), Fair Value Hedging — Portfolio Layer Method, which clarifies the guidance on fair value hedge accounting of interest rate risk for portfolios of financial assets. The Company adopted ASU 2022-01 as of January 1, 2023, and the guidance did not have a material impact on the Company’s condensed consolidated financial statements.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
3.   Condensed Consolidated Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consisted of the following:
	As of
	December 31, 2022	March 31, 2023
	(in thousands)
Molds and tooling	$209,984	$223,852
Computer and software	88,483	89,619
Displays	90,722	93,991
Equipment	14,653	16,569
Furniture and fixtures	11,418	11,645
Leasehold improvements	31,315	32,451
Total property and equipment	446,575	468,127
Less: accumulated depreciation and amortization	(322,022)	(339,154)
Construction in progress	12,788	15,969
Property and equipment, net	$137,341	$144,942
Depreciation and amortization expenses were $14.6 million and $17.1 million for the three months ended March 31, 2022 and 2023, respectively.
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:
	As of
	December 31, 2022	March 31, 2023
	(in thousands)
Prepaid expenses	$86,274	$18,589
Related party receivables	20,069	10,366
Derivative assets	22,676	16,055
DPP receivable	22,294	—
Other receivables	30,518	35,426
Prepaid expenses and other current assets	$181,831	$80,436

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:
	As of
	December 31, 2022	March 31, 2023
	(in thousands)
Accrued customer incentives	$230,195	$234,146
Accrued expenses	99,962	101,076
Accrued compensation and benefits	71,762	30,616
Accrued returns	45,529	26,994
Accrued tax payables	43,243	31,865
Accrued warranty	20,958	20,075
Operating lease liabilities, current	13,038	11,961
Other	27,336	26,910
Accrued expenses and other current liabilities	$552,023	$483,643
4.   Fair Value Measurements
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022:
	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Derivatives not designated as hedging instruments:
Forward contracts included in prepaid expenses and other current assets (Note 5)	$22,676	$—	$22,676	$—
DPP receivable included in prepaid expenses and other current assets	22,294	—	—	22,294
Total financial assets	$44,970	$—	$22,676	$22,294

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2023:
	March 31, 2023
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Derivatives not designated as hedging instruments:
Forward contracts included in prepaid expenses and other current assets (Note 5)	$16,055	$—	$16,055	$—
Total financial assets	$16,055	$—	$16,055	$—
Financial Liabilities:
Derivatives designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 5)	$2,352	$—	$2,352	$—
Total financial liabilities	$2,352	$—	$2,352	$—
   The Company classifies its derivative financial instruments within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. The Company classifies its DPP receivable within Level 3 because it is valued using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There were no transfers into or out of Level 3 fair value measurement for the periods ended December 31, 2022 and March 31, 2023.
Because no market exists for a DPP in sold receivables, fair value estimates are based on judgements regarding current economic conditions and the risk characteristics of the expected collection percentage of the remaining receivables outstanding. Those estimates that are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision are included in Level 3. Changes in assumptions could significantly affect the fair value of the DPP receivable presented.
5.   Derivative Financial Instruments and Hedging
Notional Amount of Forward Contracts
The gross notional amounts of the Company’s forward contracts are USD denominated. The notional amounts of outstanding forward contracts in USD as of the periods presented were as follows:
	As of
	December 31, 2022	March 31, 2023
	(in thousands)
Derivatives Designated as Hedging Instruments:
Forward contracts	$—	$237,500
Derivatives Not Designated as Hedging Instruments:
Forward contracts	956,191	640,360
Total derivative instruments	$956,191	$877,860

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Effect of Forward Contracts on the Condensed Consolidated Statements of Income
Total gain recognized from derivatives that were not designated as hedging instruments was $1.9 million for the three months ended March 31, 2023, and it was recorded in other expense, net within the condensed consolidated statements of income. The Company did not have any material forward contracts that were not designated as hedging instruments for the three months ended March 31, 2022.
Effect of Forward Contracts on Accumulated Other Comprehensive Income
The following table represents the unrealized losses of forward contracts that were designated as hedging instruments, net of tax effects, that were recorded in accumulated other comprehensive income as of March 31, 2023, and their effect on other comprehensive income for the three months ended March 31, 2023:
Three months ended March 31, 2023
(in thousands)
Beginning balance	$—
Amount of losses recorded in other comprehensive income, net of tax	(2,352)
Ending balance	$(2,352)
The Company did not have any forward contracts that were designated as hedging instruments for the three months ended March 31, 2022.
6.   Intangible Assets, Net and Goodwill
Intangible Assets, Net
Intangible assets consisted of the following as of December 31, 2022:
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Useful Life
	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(83,465)	$59,618	3.8
Patents	52,695	(19,874)	32,821	6.2
Developed technology	21,381	(5,151)	16,230	9.2
Total intangible assets subject to amortization	$217,159	$(108,490)	$108,669
Intangible assets not subject to amortization:
Trade name and trademarks	384,040	—	384,040	Indefinite
Total intangible assets, net	$601,199	$(108,490)	$492,709

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Intangible assets consisted of the following as of March 31, 2023:
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Useful Life
	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(87,440)	$55,643	3.5
Patents	51,593	(21,096)	30,497	6.0
Developed technology	23,914	(5,576)	18,338	8.9
Total intangible assets subject to amortization	$218,590	$(114,112)	$104,478
Intangible assets not subject to amortization:
Trade name and trademarks	384,040	—	384,040	Indefinite
Total intangible assets, net	$602,630	$(114,112)	$488,518
Amortization expenses for intangible assets were as follows:
	Three Months Ended March 31,
	2022	2023
	(in thousands)
Research and development	$1,583	$1,647
Sales and marketing	3,975	3,975
Total amortization expenses	$5,558	$5,622
The expected future amortization expenses related to the intangible assets as of March 31, 2023 were as follows:
Amount
(in thousands)
Year Ending December 31,
Remainder of 2023	$17,878
2024	23,043
2025	23,043
2026	19,068
2027	6,222
Thereafter	15,224
Total	$104,478

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Goodwill
The following table represents the changes to goodwill:
Carrying Amount
(in thousands)
Balance as of December 31, 2022	$840,148
Effect of foreign currency translation	35
Balance as of March 31, 2023	$840,183
7.   Debt
On September 29, 2017, the Company entered into a term loan and revolving credit agreement (“2017 Credit Agreement” or “Credit Agreement”) with JP Morgan Chase Bank, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The Credit Agreement provided for a Tranche A $225.0 million term loan (“Term Loan A”), a Tranche B $455.0 million term loan (“Term Loan B”) and a $225.0 million revolving credit facility (“JPM Revolving Facility”).
On March 17, 2020, the Company entered into a term loan and revolving credit agreement (“Facilities Agreement”) with Bank of China Limited, Macau Branch, as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The Facilities Agreement provided for a $500.0 million term loan facility (the “Secured Term Loan”) and $200.0 million revolving credit facility (“Revolving Facility”). The Secured Term Loan matures five years from the initial utilization date on March 20, 2020, and both facilities bear interest at a rate of LIBOR plus 1.8%. The Company may request to increase the total commitments related to the Revolving Facility in amounts not to exceed $50.0 million for each financial year. The Facilities Agreement replaced the Company’s 2017 Credit Agreement in its entirety. The Company repaid the remaining principal of $659.1 million and accrued interest of $2.1 million and wrote off $16.4 million in unamortized deferred financing costs related to the term loan and revolving credit facility under the 2017 Credit Agreement on March 20, 2020.
The Company is required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of March 31, 2023, the Company was in compliance with the covenants under the Facilities Agreement.
The obligations under the Facilities Agreement with respect to the Secured Term Loan and the Revolving Facility are secured by substantially all the Company’s U.S. assets, except for goodwill and investments in subsidiaries, and are required to be guaranteed by certain material subsidiaries of the Company if, at the end of future financial quarters, certain conditions are not met. The Secured Term Loan is secured by equity interests in certain of the Company’s subsidiaries and substantially all of the Company’s U.S. entity assets.
No amounts were outstanding under the Revolving Facility as of December 31, 2022 or March 31, 2023.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Long-term debt related to the Secured Term Loan consisted of the following:
	As of
	December 31, 2022	March 31, 2023
	(in thousands)
Secured Term Loan with principal payments due on March 20 each year; interest at LIBOR plus 1.8%; final balance due on maturity date of March 19, 2025	$437,500	$400,000
Less: deferred financing costs	(1,359)	(1,157)
Less: current portion	(86,972)	(99,503)
Long-term debt, net of current portion	$349,169	$299,340
Aggregate maturities of long-term debt as of March 31, 2023 were as follows:
Amount
(in thousands)
Years Ending December 31,
Remainder of 2023	$50,000
2024	150,000
2025	200,000
Total future principal payments	$400,000
The Company recognizes and records interest expense related to the above term loans in interest expense, net. The Company recorded interest expense related to the above term loans of $3.0 million and $7.0 million for the three months ended March 31, 2022 and 2023, respectively.
8.   Commitments and Contingencies
Non-Cancelable Purchase Obligations
In the normal course of business, the Company enters into non-cancelable purchase commitments. As of March 31, 2023, the outstanding non-cancelable purchase obligations with a term of 12 months or longer were immaterial.
Indemnifications and Contingencies
The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by the Company.
Legal Proceedings
From time to time, the Company may be involved in various legal proceedings arising from the normal course of business activities. The Company investigates these claims as they arise. The Company is not presently a party to any litigation the outcome of which the Company believes, if determined adversely to

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
the Company, would individually or taken together, have a material adverse effect on its business, financial condition and results of operations.
9.   Shareholders’ Equity and Equity Incentive Plan
Distribution to Parent
During the year ended December 31, 2022, the Company entered into a note agreement with Parent (the “2022 Intercompany Note to Parent”) in which SharkNinja transferred $49.3 million to its Parent. Due to the nature of the note receivable, the Company considered it to be an in-substance distribution to its Parent accounted for as contra-equity at inception. During the three months ended March 31, 2023, the Company declared and issued distributions to Parent of $110.4 million, which included amounts receivable of $50.4 million under the 2022 Intercompany Note, including interest, in satisfaction of such note.
Restricted Share Units
Restricted share unit (“RSU”) activities for the three months ended March 31, 2023 for RSUs granted under JS Global’s restricted share units plan (“JS RSU Plan”) to the Company’s employees were as follows:
	Number of Shares	Weighted Average Grant Date Fair Value per share
Unvested as of December 31, 2022	10,254,734	$0.97
Cancelled/Forfeited	(1,076,747)	$0.97
Unvested as of March 31, 2023	9,177,987	$0.97
Share-Based Compensation
The share-based compensation cost by line item in the accompanying condensed consolidated statements of income is summarized as follows:
	Three Months Ended March 31,
	2022	2023
	(in thousands)
Research and development	$821	$230
Sales and marketing	257	101
General and administrative	1,492	517
Total share-based compensation cost	$2,570	$848
As of March 31, 2023, the unrecognized share-based compensation cost related to RSUs granted under the JS RSU Plan was $0.6 million, which is expected to be recognized over a weighted average period of 0.2 years.
Pursuant to the share-based compensation recharge agreement with Parent entered into in the year ended December 31, 2022, the Company reimbursed share-based compensation costs to Parent in the amount of $0.8 million during the three months ended March 31, 2023.
10.   Income Taxes
The Company recorded income tax expenses of $25.6 million and $24.3 million for the three months ended March 31, 2022 and 2023, respectively. The Company’s effective tax rate was 22.3% and 21.8% for the three months ended March 31, 2022 and 2023, respectively.

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For interim periods, the Company’s income tax expense and resulting effective tax rate are based upon an estimated annual effective tax rate adjusted for the effects of items required to be treated as discrete to the period, including jurisdiction mix of earnings, changes in income before taxes, non-deductible expenses, tax credits, uncertain tax positions and other items.
11. Net Income Per Share
The following table sets forth the computation of basic and diluted net income per share for the periods presented:
	Three Months Ended March 31,
	2022	2023
	(in thousands, except share and per share data)
Numerator:
Net income	$88,911	$87,096
Denominator:
Weighted-average shares used in computing net income per share, basic and diluted	50,000	50,000
Net income per share, basic and diluted	$1,778	$1,742
12.   Related Party Transactions
The Company entered into transactions in the ordinary course of business with related parties detailed below that are under common control of JS Global.
	As of
	December 31, 2022	March 31, 2023
	(in thousands)
Related party assets
Balances and transactions with other entities controlled by JS Global
Accounts receivable, net	$1,033	$5,466
Prepaid expenses and other current assets	2,886	1,366
Related party liabilities
Balances and transactions with other entities controlled by JS Global
Accounts payable	$231,805	$196,857
Accrued expenses and other current liabilities	861	1,558
Balances with JS Global
Accrued expenses and other current liabilities	$7,538	$7,571

SHARKNINJA GLOBAL SPV, LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
	Three Months Ended March 31,
	2022	2023
	(in thousands)
Related party revenue
Balances and transactions with joint venture
Sale of goods	$500	$—
Balances and transactions with other entities controlled by JS Global
Sale of goods	$—	$758
Related party expense
Balances and transactions with other entities controlled by JS Global
Purchase of goods	$333,170	$298,752
Purchase of services	956	861
Supplier Agreements
The Company has historically relied on JS Global entities to provide certain procurement and quality control services to the Company. In connection with these agreements, the Company incurred costs which were reimbursed by JS Global entities. For the three months ended March 31, 2022 and 2023, JS Global entities paid the Company $7.8 million and $7.6 million, respectively, recorded as a reduction to cost of sales for services rendered under these agreements.
Recourse Promissory Notes
During the year ended December 31, 2021, the Company issued recourse promissory notes of $17.6 million to certain employees (the “2021 Employee Notes”) to satisfy their individual tax withholding requirements. As of December 31, 2022 and March 31, 2023, the outstanding balance of 2021 Employee Notes, including interest, was $11.2 million and $8.9 million, respectively, and was included in prepaid expenses and other current assets.
During the year ended December 31, 2022, the Company issued recourse promissory notes of $6.0 million to certain employees (the “2022 Employee Notes”) to satisfy their individual tax withholding requirements. As of December 31, 2022 and March 31, 2023, the outstanding balance of 2022 Employee Notes, including interest, was $6.0 million and $0.1 million, respectively, and was included in prepaid expenses and other current assets.
Transactions with Parent
See Note 9 — Shareholders’ Equity and Equity Incentive Plan for details on the Company’s equity transaction with Parent including distribution to Parent and share-based compensation recharge from Parent.
13.   Subsequent Events
The Company has evaluated subsequent events from the balance sheet date through May 16, 2023, the date on which these condensed consolidated financial statements were available to be issued.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Cayman Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by Cayman Courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Registrant’s New Memorandum and Articles of Association will provide, to the fullest extent permissible under Cayman Law, that its directors and officers shall be indemnified against any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order.
Prior to the separation and distribution, the Registrant will enter into indemnification agreements with each of its directors and officers that will provide for, among other things, indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement (with the Registrant’s consent) of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. The indemnification agreements will also provide for the advancement or payment of all expenses to the Registrant’s directors and officers and for reimbursement of such advanced expenses to the Registrant if it is found that such director or officer is not entitled to such indemnification under applicable law.
The Registrant will obtain a general liability insurance policy that covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant, its directors, its officers or persons who control the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
The Registrant has not sold any securities, registered or otherwise, within the past three years, except for the shares issued to JS Global in connection with the separation and distribution.
Item 8.   Exhibits
(a)
Exhibits

The exhibit index attached hereto is incorporated herein by reference.
(b)
Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
Item 9.   Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS
The following exhibits are filed as part of this registration statement.
Exhibit No.
3.1*	Amended and Restated Memorandum and Articles of Association
4.1*	Specimen Share Certificate, evidencing the ordinary shares of the Registrant.
5.1*	Opinion of Maples and Calder (Cayman) LLP.
10.1†*	Form of Indemnification Agreement, between the Registrant and each of its Directors and Executive Officers.
10.2†*	SharkNinja, Inc. Equity Incentive Plan.
10.3†*	SharkNinja, Inc. Employee Share Purchase Plan.
10.4*	Form of Separation and Distribution Agreement.
10.5*	Form of Transition Services Agreement.
10.6*	Form of Employee Matters Agreement.
10.7*	Form of Brand License Agreement.
10.8*	Form of Sourcing Services Agreement — JS Global.
10.9*	Form of Sourcing Services Agreement — Joyoung.
10.10*	Form of Product Development Agreement.
21.1*	List of Subsidiaries.
23.1*	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1).
23.2*	Consent of Ernst & Young LLP.
24.1*	Powers of Attorney (included in the signature pages to this registration statement).
99.1*	Consent of Peter Feld, as director nominee.
99.2*	Consent of Wendy Hayes, as director nominee.
99.3*	Consent of Chi Kin Max Hui, as director nominee.
99.4*	Consent of Dennis Paul, as director nominee.
99.5*	Consent of Timothy R. Warner, as director nominee.
107*	Filing Fee Table.

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of                 , state of        , on                 , 2023.
SHARKNINJA, INC.
By:

Mark Barrocas
Chief Executive Officer
Each person whose signature appears below constitutes and appoints each of Mark Barrocas and Paul Carbone as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to sign any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Mark Barrocas	Chief Executive Officer (Principal Executive Officer)	, 2023
Paul Carbone	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2023
Xuning Wang	Director	, 2023

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized, in the city of          , state of          , on        , 2023.
SHARKNINJA, INC.
By:

Mark Barrocas
Chief Executive Officer